Exhibit 99.1

CELEBRATING 150 YEARS

A Bold Future

Royal Bank of Canada
Annual Report 2019

RBC

C T G 150 Y S
A Bold Future
Royal Bank of Canada annual Report 2019

Our Purpose
Helping clients thrive and communities prosper.
Guided by our Vision to be among the world’s most trusted and successful financial institutions, and driven by our Purpose, we aim to be:
> The undisputed financial services leader in Canada
> The preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.
> A leading financial services partner valued for our expertise in select global financial centres
We are guided by our Values:
> Client First
> Collaboration
> Accountability
> Diversity & Inclusion
> Integrity
TABLE OF CONTENTS
2019 Highlights
Management’s Discussion and Analysis
Enhanced Disclosure Task Force Recommendations Index Reports and Consolidated Financial Statements
Chair Message
12 Ten-Year Statistical Review 110 Glossary 111 Shareholder Information
CEO Message
212 213 216
Connect with us: facebook.com/rbc twitter.com/@RBC linkedin.com/company/rbc instagram.com/rbc www.youtube.com/user/RBC rbc.com/ar2019

Who we are
BY THE NUMBERS
85,000+
employees
17 million
clients
36
countries
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 85,000+ employees who bring our Vision, Values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries.
How we achieved success is as important as what we achieved. In addition to delivering record financial results this year, you’ll read about how we put our clients at the centre of everything we do, create an exceptional employee experience and make our communities stronger.
Why invest?
> Diversified business model with leading client franchises
> Market leader with a focused growth strategy
> Financial strength underpinned by prudent risk and cost management
> Innovation is in our DNA
> Leading corporate citizen
Royal Bank of Canada: Annual Report 2019 1

2019 Highlights
Clients
7.2 million
active digital users(1)
Top 10 Global Investment Bank
by fees(2)
11 out of 11
top rankings among the big five Canadian banks in the 2019 Ipsos Financial Service Excellence Awards
Outstanding Global Private Bank
in North America for the fourth year in a row(3)
$100 billion
commitment to finance companies and projects with environmental and social benefits by 2025
€500 million
inaugural green bond issuance to fund a portfolio of environmental assets
Canada’s Most Valuable Brand
named by Brand Finance
Employees
#3 globally
in the 2019 Refinitiv Diversity & Inclusion Index, ranking over 7,000 listed companies
46%
women executives(4)
19%
minority executives(4)(5)
18%
young people(6)
95%
of employees are proud to be part of RBC(7)
86%
of employees are inspired by our purpose of helping clients thrive and communities prosper(7)
$14.6 billion
in competitive compensation and benefits
Communities
$137 million
provided through RBC Future Launch® reaching over 1.9 million Canadian youth through 500+ partner programs since 2017
$19 million
raised through our annual Employee Giving Campaign by employees and retirees in Canada for 4,000+ charities
$4 billion
in support of our communities as one of the largest taxpayers in Canada, and as a taxpayer in other countries where we operate(8)
$130 million
donated to nearly 5,000 charitable organizations globally through cash donations and community investments(9)
$9.9 million
raised through RBC Race for the Kids in support of youth and children’s charities globally
Carbon neutral since 2017
achieved net-zero carbon emissions in our global operations as part of our strategy to accelerate clean growth(10)
(1) Represents 90-day active customers in Canadian Banking only. (2) Dealogic, YTD as at October 31, 2019.
(3) Private Banker International Global Wealth Awards 2019.
(4) Represents data as at October 31, 2019 for our businesses in Canada governed by the Employment Equity Act.
(5) Based on employee self-identification and aligned to the definitions of the Employment Equity Act in Canada and the U.S. Equal Employment Opportunities Commission.
(6) Headcount under 30 globally, excluding City National Bank and BlueBay Asset Management employees. (7) 2019 Employee Opinion Survey (EOS).
(8) Refer to page 88 for additional information.
(9) Includes employee volunteer grants and gifts in kind, as well contributions to non-profits and non-registered charities. Figure does not include sponsorships.
(10) Achieved carbon neutrality through energy and emission reduction programs, and the purchase of renewable energy credits and high-quality carbon offsets.
2 Royal Bank of Canada: Annual Report 2019

Shareholders
$8.75 16.8% 12.1% $4.07
diluted earnings per return on equity common equity tier 1 dividends declared share (EPS), up from (ROE), down from (CET1) ratio, up from per share, increased $8.36 in 2018 17.6% in 2018 11.5% in 2018 by $0.30 since 2018
55% $5.7 billion
remainder of our profit of profits returned to available to reinvest in our shareholders future growth through dividends(1) and repurchases
Strong earnings
net income (C$ billion)
Earnings by business segment(3)
$12.4
$12.9
2018
2019
21%
49%
20%
6%
4%
ANNUALIZED DIVIDEND INCREASE OF:
8% 7%
One year Ten year(2)
Personal & Commercial Banking Capital Markets Wealth Management Insurance Investor & Treasury Services
Financial performance metrics
MEDIUM-TERM OBJECTIVES(4)
3-YEAR(5) 5-YEAR(5)
Diluted EPS growth of 7%+ 9% 8% ROE of 16%+ 17.1% 17.3% Strong capital ratio (CET 1) 11.5% 11.2% Dividend payout ratio of 40%-50% 46% 46%
Total shareholder return(6)
3-YEAR 5-YEAR
RBC 12% 10% Global peer average 11% 8%
(1) Includes dividends paid on both common and preferred shares. Dividends were $5.8 billion on common shares and $0.3 billion on preferred shares. (2) Compound Annual Growth Rate.
(3) Excludes Corporate Support.
(4) A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period.
(5) Diluted EPS growth is calculated using a Compound Annual Growth Rate (CAGR). ROE, CET1 and dividend payout ratio are calculated using an average.
(6) Annualized TSR is calculated based on the TSX common share price appreciation plus reinvested dividend income. Source: Bloomberg, as at October 31, 2019. RBC is compared to our global peer group. The peer group average excludes RBC; for the list of peers, please refer to pages 15-16.
Royal Bank of Canada: Annual Report 2019 3

Message from Katie Taylor
Imaginative leadership will ensure a prosperous future for both RBC and the communities it serves. That message was delivered to a gathering of RBC shareholders following the Second World War, and it rings true today.
It is the willingness to reimagine – and disrupt – the way RBC operates that helps the bank create meaningful value in our clients’ lives. And as this year’s results attest, RBC’s approach continues to resonate in the marketplace, reinforcing its stature as one of the most trusted and successful financial institutions in the world.
The primary role of the Board is to support RBC’s executive team to sustain the bank’s leadership position today, and into the future. To this end, we act as stewards and provide oversight to ensure the bank’s strategic plans and priorities create value and align with our risk appetite.
Importantly, we do so on a continuous basis – constructively challenging management and monitoring initiatives. We provide guidance to the bank’s leadership team as it anticipates the ever-evolving needs of its clients while seizing the right business opportunities in a rapidly changing and increasingly competitive global marketplace.
Sustaining success over the long term also requires a pipeline of qualified leaders. To ensure continuity, the Board oversees talent management and succession planning. In 2019, this included key appointments for the Group Head, Capital Markets and the Chief Administrative Officer.
Culture is critical in any winning organization. Directors champion the core values underpinning the way the bank operates – internally and externally. For us, leadership is about setting an example for others. To this end, we work with management to set the right tone, and signal the behaviours each and every employee must embody. We recognize the value of respectful and inclusive workplaces, where people can speak up for the good of RBC, and in turn, contribute to the business and brand in meaningful ways. In 2019, our Governance Committee continued to enhance Board and Committee reporting on conduct and culture matters and proactively monitored emerging trends and best practices.
Risk management is another core focus area. Millions of people and thousands of communities trust RBC to act prudently and be a model corporate citizen. The Board oversees risk management on an enterprise-wide basis and carefully assesses whether management’s plans appropriately balance strategic opportunities with risk discipline. An important area of focus that relates to both risk management and community and social impact is climate change. As part of the Board’s oversight, several important steps were taken in 2019, including the development of an enterprise climate change strategy, advancement of our capabilities in climate risk management, and the enhancement of our climate-related disclosures to better align with the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures.
In all of this, continuing our history of demonstrating the highest standards of good governance is an essential foundation for strong performance and fundamental to the bank’s success. Directors contribute to effective and transparent oversight by setting the structure through which management work to meet our strategic objectives and achieve long-term value for our shareholders, as well as the clients, communities and other stakeholders who we are privileged to serve. Building upon an already very strong Board, we were pleased to appoint a new RBC director, Frank Vettese, who brings a wide array of global experience to our discussions.
RBC continues to unlock the imagination and insights of its people to create even greater value for its clients, and the communities where RBC operates. Your Board is proud to support the CEO and Group Executive team in making this happen through sound counsel, a supportive culture, strong risk management, and good governance.
On this very special year, when we celebrate our 150th anniversary, the Board appreciates everything Dave McKay, his leadership team and our incredibly talented employees have done to celebrate the bank’s storied history, and set it up for an exciting future. We are confident in the bank’s strategic direction and believe the bank’s purpose-led approach will help clients thrive and communities prosper for years to come.
Kathleen Taylor
Chair of the Board
4 Royal Bank of Canada: Annual Report 2019

Message from Dave McKay
A Bold Future
One hundred and fifty years ago, our Halifax founders expanded aggressively westward to support the ambitions of a young and growing country. In doing so, a powerful statement was made about the kind of company we set out to be: RBC moves ‘quick to the frontier’ to help clients thrive and communities prosper.
The same bold spirit has propelled us forward ever since; whether that’s by entering new markets and geographies, expanding our value proposition, or reimagining the role we play in our clients’ lives. RBC is here to build a better future for those we serve.
Progress towards this goal can be measured by the scale and strength of our franchise in Canada, the U.S. and across our global footprint; the engagement of our people; the meaningful value we create for ourclients; the investments we make in the community; and the strong financial performance we delivered in 2019. In my conversations with the Board, this balanced approach defines what a performance scorecard means to RBC.
Royal Bank of Canada: Annual Report 2019 5

CEO MESSAGE
I’m particularly proud of our employee engagement levels. They reached new heights in 2019, surpassing external benchmarks of high-performing companies in North America.
In part, this is a reflection of our culture, which provides our people with opportunities to achieve their long-term career objectives. This includes helping our employees gain the skills to thrive in the workplace of the future. Equally important, RBCers believe in our Values, understand our Vision, and are motivated by our Purpose – to help clients thrive and communities prosper.
Strong engagement translates into employees going above and beyond to deliver for our clients. Across our five business segments, client satisfaction levels increased in 2019 – and in many cases, RBC is leading our Canadian and global peers. Thanks to our employees, we are developing deeper and more meaningful relationships with those we serve, and attracting new clients. Indeed, our aim is to add 2.5 million new clients by 2023. Our volume of business, revenue and market share growth speaks to the trust clients have placed in us, and the value we continue to create for them. It also tells us that the significant investments we’re making in talent, technology and our trusted global brand, are paying off.
We are proud of the contributions we make in the communities where we work and live – our long-term success depends on it. That begins with caring deeply about what matters most to our community stakeholders. In 2019, this included thousands of employees volunteering hundreds of thousands of hours to make life better in Canada, the U.S. and around the world. And since our inception, we have donated more than $1 billion to local communities and causes. Through our resources and talented people, RBC is casting light on important conversations about our collective future, and acting as a catalyst to move these conversations forward.
In the near term, we expect the world to remain in the midst of profound change and disruption, driven by a wide array of geopolitical, economic and technological forces as well as social and demographic trends.
TRANSFORMING THE EMPLOYEE EXPERIENCE
In a world where change is constant, having the right people in the right roles is key to how we create more value for our clients. We are building opportunities and experiences that not only attract top talent, but also inspire our people to grow and embark on exciting career paths across RBC.
Our culture is built on innovation and inclusion. Behind every technology and business agility project, there are diverse teams delivering advice, products and services, while developing new skills and advancing their careers. Our teams are working and thinking differently because we’re nurturing a growth mindset and providing unique learning opportunities so our people can thrive in the new world of work.
This year, 93%(1) of our employees said they feel confident they can learn new skills to adapt as their job changes. This tells us we’re succeeding in delivering exceptional employee experiences that unlock the potential of our people. We know that our ability to harness diverse skills and perspectives is essential to driving engagement, and, ultimately, to building the bank of the future and achieving our Purpose of helping clients thrive and communities prosper.
The proof is in our culture
“Building a culture of diversity and inclusion where everyone can thrive and feel a sense of belonging is key to attracting the best talent. It’s also how we differentiate ourselves and earn our clients’ trust. Our team tapped into this strength as the sole advisor to BB&T in their merger of equals with SunTrust – the largest deal of its kind since the financial crisis.”
Vinnie Badinehal
Head, Financial Institutions Group, Capital Markets
(1) 2019 Employee Opinion Survey.
6 Royal Bank of Canada: Annual Report 2019

As RBC navigates this evolving world, we will strive to build long-term sustainable client franchises in our core markets that are focused on delivering a premium return on equity, and support earnings growth and value creation for all our stakeholders.
To do so, we will leverage our scale, strong risk and capital management and diversified business mix to drive long-term growth.
We are proud to be recognized as the most valuable brand in Canada and a top 100 global brand, and will continue to find new and exciting ways to bring it to life to foster unique and powerful bonds with our clients and communities.
This includes partnering with other market-leading brands and developing capabilities to differentiate our offerings.
We will sustain our technological leadership by investing significantly in our digital and innovation strategies, enabling RBC to deliver even more insights and advice that create meaningful value for our clients. Our differentiated technology platform and strong data foundation are supporting business growth, operational efficiencies and leading-edge capabilities. RBC’s next-generation delivery platform, including a multi-cloud strategy, accelerates our ability to bring products and services to market quickly, scale across our businesses, and leverage world-class artificial intelligence (AI) and analytics to deliver superior business outcomes.
Our leaders and teams will keep looking for ways to make our business less complex to run, and faster to operate.
Strength in our second home market
Growth in the U.S. remains a key pillar of our strategy. We generated 23%(1) of our revenue in the U.S. in 2019, and will continue building our businesses and leveraging synergies across our teams. We’re seizing the right opportunities to gain market share, attract top talent and expand our footprint in new and existing markets. From every transaction and trade, to our advice and technology, our teams work across geographies and business lines to deliver results for clients and drive shareholder value.
13,000+ Expanded
employees
across our City National’s presence in businesses in the U.S. Los Angeles, New York, Washington, and opened in Miami
10th 1,900+
largest investment bank(2) advisors in U.S. Wealth in the U.S. with 35 offices Management across in 23 states 42 states
(1) Excludes Corporate Support.
(2) Dealogic, based on global investment bank fees, YTD at October 31, 2019.
LEADING PARTNERSHIPS
We believe in the power of partnerships to help us bring new value-added products and services to market faster.
It’s why we partnered our best-in-class RBC Rewards® program with iconic brands like Expedia, WestJet, Petro-Canada, Indigo and many more – to provide our clients with a unique rewards program that gives them more of what they actually want and unparalleled flexibility. They can even pay bills with their points – a first in Canada. With rewards like this and strong partners, we’ve maintained a leadership position in premium travel with both our Avion flagship card and WestJet co-brand card.
Our value proposition extends even further. This year, we teamed up with Microsoft to launch RBC Go Digital, bringing together our cutting-edge financing solutions with Microsoft’s technology to help our commercial clients accelerate their digital transformation and journey towards achieving their business goals.
And, to bring more choice and expertise to the Canadian Exchange-Traded Fund (ETF) market, we introduced RBC iShares. This strategic alliance between RBC Global Asset Management and BlackRock Canada connects our clients to the largest and broadest ETF lineup in Canada with over $60 billion in assets across 150 ETFs.
It’s a win-win. By partnering with industry leaders and retailers, we’re increasing engagement and enhancing our day-to-day relevance to expand our reach and deliver a differentiated experience for our clients. This will continue to be a fundamental part of our growth story as we build the bank of the future.
Royal Bank of Canada: Annual Report 2019 7

CEO MESSAGE
And we will attract and grow the best talent, placing our diverse and inclusive culture at the centre of what we do and how we do things.
Our people will always be what differentiates RBC in the marketplace.
Our willingness to reimagine – and disrupt – the way we operate will ensure RBC remains relevant in our clients’ lives. The RBC story tells us we are at our best when we are at our boldest. It’s in our DNA.
The dividend of bold decisions
Consider one way we are challenging our business model to build the bank of the future. We don’t just digitize existing products, we co-create new services and experiences. Importantly, these efforts extend beyond what you expect from a bank.
RBC Ventures is a great example. It supports innovation and the development of technologies by co-investing and partnering to develop new products and services – such as searching for a home, managing household chores, or assisting with mobility needs. By doing so, we play a more integral role in people’s lives which, in turn, broadens our value proposition.
To date, 17 ventures are making life easier for our clients. For instance, Ownr has helped nearly 12,000 Canadians start small businesses, and in 2019, we went further to empower small businesses by introducing Dipp, a digital platform that helps owners acquire new customers and grow their revenues.
Bold to the future
Acting boldly in an age of change and disruption is central to our ongoing success.
The same could be said for the countries we operate in, including our home market, Canada, where the majority of our employees and shareholders reside. This nation is certainly not immune to many of the world’s challenges and opportunities.
I’ve spoken publicly on a number of them throughout the year which, I believe, is one of my responsibilities as the CEO of one of the largest Canadian employers. Let me highlight three areas of focus that require bold leadership from both the public and private sector.
IMPACT THROUGH INCLUSION
Diversity and inclusion is more than just a value at RBC; it’s critical to our success as an organization and in our communities. That’s why we have a bold vision that applies inside and outside of RBC – to unleash the full potential of diversity, and drive innovation and growth more broadly.
This translates into taking steps that drive meaningful change: joining the Equality Fund in Canada to bring our expertise in sustainable finance to fund projects that advance gender equality, supporting key legal initiatives that bolster LGBT+ rights globally, and working with organizations like the Toronto Region Immigrant Employment Council to mentor newcomers. It’s about speaking up for and about inclusion.
We mirror these initiatives internally through leadership programs for women and minorities, inclusive behaviour training programs, employee resource groups that boost inclusion, and with measurable goals to further diversify our talent pipeline.
Active engagement is vital to creating an inclusive and respectful work environment. This year, 92%(1) of our employees said they feel they are treated with respect, and 90%(1) said that management supports diversity in the workplace: recognizing, respecting and leveraging differences. We all benefit when we build and protect a culture where everyone can contribute, and has the opportunity to reach their full potential.
“Being part of the team that advises RBC in its support of initiatives that protect LGBT+ rights has been a highlight of my career. I’ve seen firsthand how the company ‘walks the talk’ as we take a stand in key causes that align with our values. I’ve had the opportunity to bring my passion for the legal world to projects that have a positive impact in our communities.”
Lisa Ford
Senior Counsel, RBC Law Group
(1) 2019 Employee Opinion Survey.
8 Royal Bank of Canada: Annual Report 2019

Climate change is one of the most pressing issues of our age. It’s a primary concern of our employees, clients, many shareholders and the public, including the youngest generations who are, in many regards, leading the conversation.
There is general agreement on the reality of a warming climate and the various causes of climate change. But talking about the way forward has done more to divide than unite our efforts to mitigate carbon emissions.
Coming together starts with a common vision – one that is economically beneficial and politically acceptable to Canadians. RBC will elevate its efforts to convene leaders, and act as a catalyst for meaningful change.
This year, RBC announced a business target of $100 billion in sustainable financing by 2025. These funds will support investments in sustainable companies and projects that today are widely recognized as contributing to the low-carbon, sustainable economy of the future. We’re also committed to advancing the way we assess climate-related risks, provide climate-related disclosures and support our clients in this pursuit.
In doing so, we must be pragmatic. Fossil fuels will continue to be the primary source of energy to warm our homes, cook our meals, and travel to and from work over the next decade. Moreover, global energy demand will continue to rise which is, in part, the result of a growing population. Canada needs to meet this demand by selling our oil and gas overseas, where we can derive a premium for our goods and, in turn, generate public monies to invest further in clean energy and, more broadly, social programs. Indeed, our oil and gas sector already stands out as an investor in clean tech – let’s build on its momentum so that the industry plays a central role in the transition to a low-carbon economy in Canada and around the world.
TAKING ACTION TOWARDS A SUSTAINABLE FUTURE
We believe capital can be a force for positive change, and we know we have an essential role to play in supporting the move to a sustainable future.
Sustainable finance also represents a growth opportunity for our business and our clients – this is clearly demonstrated by our new business target: $100 billion in sustainable finance by 2025. It’s also why we established a
Sustainable Finance team within Capital Markets – to support the growing number of corporate and institutional clients globally who view Environmental, Social and Governance factors as important considerations in their corporate strategy and investment process.
We are committed to an enterprise climate strategy aimed at accelerating clean growth and supporting our clients in the low-carbon transition through five key actions:
> Supporting clients in the low-carbon transition with RBC products, services and advice
> Advancing RBC’s capabilities in climate risk management and publishing annual disclosures aligned to the Task Force on Climate-related Financial Disclosures
> Achieving net-zero carbon emissions in global operations annually
> Speaking up for smart climate solutions
> Using technology to address complex environmental challenges
For more information, see the RBC Climate Blueprint available at https://www.rbc.com/community-social-impact/reporting-performance/
Royal Bank of Canada: Annual Report 2019 9

CEO MESSAGE
DIFFERENTIATED ADVICE AND INSIGHTS
Our size and scale set us apart, but it’s more than that. We’ve combined our trusted brand with a differentiated technology platform and data scale to simplify and enhance our clients’ banking experience.
Whether it’s expanding personalized services like MyAdvisor®, which reached more than 1.4 million clients this year, or better serving our more than four million mobile users(1) with tailored experiences – we’re unlocking extraordinary insights and advice to bring our clients’ biggest ambitions to life.
We’re also developing world-class AI capabilities to boost our clients’ financial confidence because we know every dollar counts. With the introduction of NOMI Budgets, we helped our clients set more than 730,000 budgets, and NOMI Find & Save® has helped our active clients save an average of $197 per month.
For our business clients, real-time data and insights are game changers. Sorting through mountains of information about customer preferences and industry trends is the new normal. So we launched RBC Insight Edge, a Canadian first, which provides our advisors with actionable insights to help our 27,000+ retail business clients make more informed decisions to grow their businesses.
Likewise, we scaled RBC Elements™ for our Capital Markets clients. Our research and data science team have redefined what’s possible when it comes to data analytics to produce differentiated research. To date, they’ve delivered more than 70 unique reports to clients globally.
By investing in new capabilities, technologies and business models, we’re bringing the physical and digital worlds together to provide our clients with best-in-class digital experiences at the speed they expect. Because we’re not just thinking about what isn’t, but what could –and can – be.
(1) Represents 90-day active customers in Canadian Banking Only.
A technological revolution sweeping the world presents Canada with huge opportunities. We are well positioned, for instance, to be a global hub of data innovation. But some high profile data events have undermined consumer confidence in the way some organizations handle the data economy. Trust will underpin our digital economy.
Ottawa’s introduction of a Data Charter is an important step forward in helping provide a framework. But, at the end of the day, it’s actions not words that will instill public trust. Leaders in the public and private sectors must work together to define societal norms around personal data usage.
RBC has a clear approach to how we think about data.
Transparency is key. People need to know how the data is used. It’s also vital that consumers understand what they receive for sharing their data. And organizations must help people exercise control of what personal information is shared and used.
Additionally, RBC has made significant investments in cutting-edge technology to protect our customers and our business every day.
We’ve nearly doubled our investment in cyber security technology over the last five years. We lead and convene industry initiatives. A federal government advisory committee on AI is co-chaired by an RBC executive who oversees Borealis AI™, our research institute. RBC also collaborates with a wide range of stakeholders on industry-wide strategies including training, commercial acceleration and applied research and development.
The world of work is also changing in profound and permanent ways. Even as many jobs transform, or disappear, millions more are expected to be created. Digital literacy will be essential for workers at all career stages in the new skills economy. There is also an increasing need for human skills – the ability to communicate and collaborate; to think creatively and critically. At RBC, we are helping all employees develop the skills to prepare them for the future of work. But there’s more we can do.
Safeguarding trust
Protecting our clients’ privacy and upholding their trust is core to our Purpose. We’ve built a team of over 500 cybersecurity specialists to enhance our capabilities and keep pace with the fast-changing landscape. At Borealis AI™, we’re researching and developing artificial intelligence tools to stay ahead of the curve. And we’ve invested $5 million to support the Rogers Cybersecure Catalyst, a centre for education in cybersecurity at Ryerson University, to help address the cyber skills gap in Canada.
10 Royal Bank of Canada: Annual Report 2019

Our current system – educators and employers alike –does not adequately teach or train youth and workers to develop the portfolio of skills that help people thrive in the workplace.
We need to rethink the way we teach and prepare all workers, including the next generation.
Work-integrated learning programs, such as co-ops, can help break down this barrier. Research suggests university co-op graduates achieved higher earnings and employment rates than their non-co-op peers.
RBC has developed a number of programs to help youth get work experience, develop skills and grow their professional network. This summer, we welcomed more than 1,600 students to RBC from nearly 100 colleges and universities from across Canada and the U.S. And we established a partnership with Riipen to increase access to, and deliver, experiential learning for post-secondary students. This initiative is part of our 10-year, $500-million commitment to empowering youth for the jobs of tomorrow through RBC Future Launch®.
History shows that Canada has the courage and conviction to overcome challenges and seize opportunity. RBC is convinced history will repeat itself, thanks to an incredible mix of people, ideas and resources. Let’s harness these advantages to advance our ambitions.
And let’s do it in a way that stays true to our national character. That means engaging on key issues such as supplying the world’s energy needs while still moving towards a low-carbon economy. It means deploying our competitive strengths in the digital economy while protecting personal privacy. And it means rethinking how we prepare the next generation of workers for jobs that don’t yet exist today.
You can count on RBC to forge new paths to innovate and reimagine our business. Indeed, we are on a path that very few can achieve: a journey to transform our bank for the benefit of our shareholders, employees, clients and communities.
We are excited about the horizon ahead of us.
Dave McKay
President and Chief Executive Officer
PREPARING THE NEXT GENERATION
There are seven million young people in Canada between the ages of 15 and 29(1).We believe that we have a collective opportunity – and a responsibility – to help them prepare for the future of work. Young people deserve to succeed, and that’s why we created RBC Future Launch®. It’s important to get this right; Canada’s future prosperity is counting on it.
1.9 million 77%
youth across Canada of youth surveyed reached through RBC reported feeling better Future Launch® prepared for the future(2)
Empowering youth to pursue impactful careers means equipping them with skills, networks, work experience and access to mental well-being support and services so they can face a changing workforce with confidence. We are building tools and engineering opportunities through RBC Upskill®,RBC Career Launch®, Ten Thousand Coffees, and Riipen, and supporting initiatives like WE Are Social Entrepreneurs and Boys & Girls Clubs of Canada, to accelerate their readiness for the changing world of work. We’ve also expanded our national network of charitable partners, allowing us to reach more youth across Canada. And they’re telling us our investments are making a difference so we’re going to keep building on these efforts and leading the conversation.
Banking for students by students
“Banking with RBC is more than managing money. Our goal is to empower young people to learn about money management and to confidently take on their financial future,” said Erica Nielsen, Vice-President, Payments and Banking. That’s why we launched a customized, easy-to-use banking experience geared specifically to students within the RBC Mobile app.
(1) Statistics Canada, 2018 Demographic Estimates Program.
(2) Based on a sample of 14,000 survey responses from Future Launch program participants.
Royal Bank of Canada: Annual Report 2019 11

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2019, compared to the preceding fiscal year. This MD&A should be read in conjunction with our 2019 Annual Consolidated Financial Statements and related notes and is dated December 3, 2019. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2019 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this 2019 Annual Report, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the Economic, market, and regulatory review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the Strategic priorities and Outlook sections for each of our business segments, and the risk environment including our liquidity and funding risk, and includes our President and Chief Executive Officer’s statements. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections of this 2019 Annual Report including information technology and cyber risk, privacy, data and third-party related risks, geopolitical uncertainty, Canadian housing and household indebtedness, regulatory changes, digital disruption and innovation, climate change, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this 2019 Annual Report are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of this 2019 Annual Report.

12             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Overview and outlook

Selected financial and other highlights				Table 1

(Millions of Canadian dollars, except per share, number of and percentage amounts)	2019	2018	2019 vs. 2018 Increase (decrease)
Total revenue	$46,002	$42,576	$3,426	8.0%
Provision for credit losses (PCL)	1,864	1,307	557	42.6%
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	4,085	2,676	1,409	52.7%
Non-interest expense	24,139	22,833	1,306	5.7%
Income before income taxes	15,914	15,760	154	1.0%
Net income	$12,871	$12,431	$440	3.5%
Segments – net income
Personal & Commercial Banking	$6,402	$6,028	$374	6.2%
Wealth Management	2,550	2,265	285	12.6%
Insurance	806	775	31	4.0%
Investor & Treasury Services	475	741	(266)	(35.9)%
Capital Markets	2,666	2,777	(111)	(4.0)%
Corporate Support	(28)	(155)	127	n.m.
Net income	$12,871	$12,431	$440	3.5%
Selected information
Earnings per share (EPS) – basic	$8.78	$8.39	$0.39	4.6%
– diluted	8.75	8.36	0.39	4.7%
Return on common equity (ROE) (1) (2)	16.8%	17.6%	n.m.	(80) bps
Average common equity (1)	$75,000	$68,900	$6,100	8.9%
Net interest margin (NIM) – on average earning assets, net (3)	1.61%	1.64%	n.m.	(3) bps
PCL on loans as a % of average net loans and acceptances	0.31%	0.23%	n.m.	8 bps
PCL on performing loans as a % of average net loans and acceptances	0.04%	0.03%	n.m.	1 bps
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.20%	n.m.	7 bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.46%	0.37%	n.m.	9 bps
Liquidity coverage ratio (LCR) (4)	127%	123%	n.m.	400 bps
Capital ratios and Leverage ratio
Common Equity Tier 1 (CET1) ratio	12.1%	11.5%	n.m.	60 bps
Tier 1 capital ratio	13.2%	12.8%	n.m.	40 bps
Total capital ratio	15.2%	14.6%	n.m.	60 bps
Leverage ratio	4.3%	4.4%	n.m.	(10) bps
Selected balance sheet and other information (5)
Total assets	$1,428,935	$1,334,734	$94,201	7.1%
Securities, net of applicable allowance	249,004	222,866	26,138	11.7%
Loans, net of allowance for loan losses	618,856	576,818	42,038	7.3%
Derivative related assets	101,560	94,039	7,521	8.0%
Deposits (3)	886,005	836,197	49,808	6.0%
Common equity	77,816	73,552	4,264	5.8%
Total capital risk-weighted assets	512,856	496,459	16,397	3.3%
Assets under management (AUM)	762,300	671,000	91,300	13.6%
Assets under administration (AUA) (6)	5,678,000	5,533,700	144,300	2.6%
Common share information
Shares outstanding (000s) – average basic	1,434,779	1,443,894	(9,115)	(0.6)%
– average diluted	1,440,682	1,450,485	(9,803)	(0.7)%
– end of period	1,430,096	1,438,794	(8,698)	(0.6)%
Dividends declared per common share	$4.07	$3.77	$0.30	8.0%
Dividend yield (7)	4.1%	3.7%	n.m.	40 bps
Dividend payout ratio	46%	45%	n.m.	100 bps
Common share price (RY on TSX) (8)	$106.24	$95.92	$10.32	10.8%
Market capitalization (TSX) (8)	151,933	138,009	13,924	10.1%
Business information (number of)
Employees (full-time equivalent) (FTE)	82,801	81,870	931	1.1%
Bank branches	1,327	1,333	(6)	(0.5)%
Automated teller machines (ATMs)	4,600	4,537	63	1.4%
Period average US$ equivalent of C$1.00 (9)	$0.752	$0.776	$(0.024)	(3.1)%
Period-end US$ equivalent of C$1.00	$0.759	$0.760	$(0.001)	(0.1)%

(1)

Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes Average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section.

(2)

These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.

(3)

Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at Fair Value Through Profit and Loss (FVTPL) previously presented in trading revenue and deposits, respectively, are presented in net interest income and other liabilities, respectively. Comparative amounts have been reclassified to conform with this presentation.

(4)

LCR is the average for the three months ended for each respective period and is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section.

(5)	Represents year-end spot balances.
(6)	AUA includes $15.5 billion and $8.1 billion (2018 – $16.7 billion and $9.6 billion) of securitized residential mortgages and credit card loans, respectively.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.
n.m.	not meaningful

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            13

About Royal Bank of Canada

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 85,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

Our business segments are described below.

Personal & Commercial Banking

Provides a broad suite of financial products and services in Canada, the Caribbean and the U.S. The meaningful relationships with our clients is underscored by the breadth of our products, our depth of expertise and the features of our digital solutions.

Wealth Management

Serves affluent, high net worth (HNW) and ultra-high net worth (UHNW) clients from our offices in key financial centres mainly in Canada, the U.S., the United Kingdom (U.K.), Europe, and Asia. We offer a comprehensive suite of investment, trust, banking, credit and other wealth management solutions. We also provide asset management products to institutional and individual clients through our distribution channels and third-party distributors.

Insurance

Offers a wide range of solutions including creditor, life, health, home, auto, travel, wealth, and annuities to individuals as well as reinsurance advice and solutions, and business insurance services to business and group clients.

Investor & Treasury Services	Acts as a specialist provider of asset services, a leader in Canadian cash management and transaction banking services, and a provider of treasury services to institutional clients worldwide.

Capital Markets

Provides expertise in banking, finance and capital markets to corporations, institutional investors, asset managers, governments and central banks around the world. We serve clients from 70 offices in 15 countries across North America, the U.K. & Europe, and Australia, Asia & other regions.

Corporate Support

Corporate Support consists of Technology & Operations, which provides the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function.

Vision and strategic goals

Our business strategies and actions are guided by our vision, “To be among the world’s most trusted and successful financial institutions.” Our three strategic goals are:

•	In Canada, to be the undisputed leader in financial services;
•	In the U.S., to be the preferred partner to corporate, institutional and high net worth clients and their businesses; and
•	In select global financial centres, to be a leading financial services partner valued for our expertise.

For our progress in 2019 against our business strategies and strategic goals, refer to the Business segment results section.

Economic, market and regulatory review and outlook – data as at December 3, 2019

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Canada

The Canadian economy is expected to grow by 1.6% in calendar 2019, which is down from a 1.9% increase in calendar 2018. Business investment has declined amid an uncertain global economic backdrop, rising trade tensions, and challenges in the energy sector. Strong labour market conditions and rising wages have supported household income growth, but consumer spending has been moderate due to elevated debt levels and higher debt service costs. While the Bank of Canada (BoC) has left its overnight rate unchanged at 1.75% since October 2018, Canadian borrowing costs have declined due to global central bank easing. The BoC has signaled a willingness to lower rates if the global outlook deteriorates further and weakness in manufacturing and investment spreads to the rest of the economy. Canadian GDP growth is expected to remain slightly below the economy’s longer-run trend in calendar 2020 amid moderate growth in consumer spending and housing as well as slow business investment.

U.S.

The U.S. economy is expected to grow by 2.3% in calendar 2019, which is down from a 2.9% increase in calendar 2018. Consumer spending growth has remained strong, though the stimulative effect of 2018’s tax cuts has faded. Job growth has slowed in calendar 2019 relative to calendar 2018 though the unemployment rate has declined further. Following sluggish growth in calendar 2018, housing activity continued to slow in early calendar 2019 due to the dragging impact from higher interest rates in 2018, but has picked up more recently with the Federal Reserve (Fed) cutting interest rates. Business investment growth has

14             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

slowed with rising trade tensions and uncertainty about the global economic outlook weighing on sentiment. The Fed cut its benchmark interest rate for the third time in calendar 2019 in October but signaled that further rate cuts are unlikely as long as the economic outlook evolves in line with its expectations. U.S. GDP growth is expected to slow further in calendar 2020 with business investment and exports remaining subdued while consumer spending is expected to increase at a more moderate, but still healthy rate.

Europe

Euro area GDP is expected to grow by 1.2% in calendar 2019, which is down from a 1.9% increase in calendar 2018. Growth in Germany, the euro area’s largest economy, has slowed amid a sustained downturn in the industrial sector. Growth in other major euro area economies remains modest, with weakness in manufacturing generally being offset by stronger services sector activity. The European Central Bank (ECB) announced additional monetary policy stimulus in September, cutting its key interest rate further into negative territory and restarting quantitative easing. Growth in the U.K. is expected to slow to 1.3% in calendar 2019 from 1.4% in calendar 2018 as ongoing uncertainty about Brexit continues to weigh on business sentiment and investment. Euro area GDP growth is expected to remain steady at a relatively modest pace in 2020, with some help from slightly more stimulative fiscal policy, while growth in the U.K. economy is expected to slow further.

Financial markets

Government bond yields remain historically low due to low inflation and expectations that monetary policy will remain accommodative for an extended period. Monetary policy stimulus, and more recently optimism regarding U.S.-China and Brexit deals, has supported equity markets. Oil prices have been relatively flat in recent months as global demand concerns have offset geopolitical risks. Yield curves in Canada and the U.S. remain flat, suggesting investors remain concerned about the risk of an economic downturn.

Regulatory environment

We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements, while mitigating adverse business or financial impacts to the extent practicable. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. Significant developments include continuing changes to global and domestic standards for capital and liquidity, global trade agreements, legislative developments on data privacy, amendments to anti-money laundering regulations and the U.S., the U.K. and European regulatory reforms.

For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections. For further details on our framework and activities to manage risks, refer to the risk and Capital management sections.

Defining and measuring success through total shareholder returns

Our focus is to maximize total shareholder returns (TSR) through the achievement of top half performance compared to our global peer group over the medium-term (3-5 years), which we believe reflects a longer-term view of strong and consistent financial performance.

Maximizing TSR is aligned with our three strategic goals discussed earlier and we believe represents the most appropriate measure of shareholder value creation. TSR is a concept used to compare the performance of our common shares over a period of time, reflecting share price appreciation and dividends paid to common shareholders. The absolute size of TSR will vary depending on market conditions, and the bank’s relative position reflects the market’s perception over a period of time of our overall performance relative to our peers.

Financial performance objectives are used to measure our performance against our medium-term TSR objectives and are used as goals as we execute against our strategic priorities. We review and revise these financial performance objectives as economic, market and regulatory environments change. By focusing on our medium-term objectives in our decision-making, we believe we will be well-positioned to provide sustainable earnings growth and solid returns to our common shareholders.

The following table provides a summary of our 3-year and 5-year performance against our medium-term financial performance objectives:

Financial performance compared to our medium-term objectives	Table 2

Medium-term objectives (1)	3-year (2)	5-year (2)
Diluted EPS growth of 7% +	9%	8%
ROE of 16% +	17.1%	17.3%
Strong capital ratio (CET1) (3)	11.5%	11.2%
Dividend payout ratio 40% – 50%	46%	46%

(1)	A medium-term (3-5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period.
(2)	Diluted EPS growth is calculated using a Compound Annual Growth Rate (CAGR). ROE, CET1 and dividend payout ratio are calculated using an average.
(3)	For further details on the CET1 ratio, refer to the Capital Management section.

For 2020, our medium-term financial performance objectives will remain unchanged.

We compare our TSR to that of a global peer group approved by our Board of Directors (the Board). The global peer group remains unchanged from last year and consists of the following 10 financial institutions:

•

Canadian financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, National Bank of Canada, Power Financial Corporation, The Bank of Nova Scotia, and Toronto-Dominion Bank.

•	U.S. banks: JPMorgan Chase & Co. and Wells Fargo & Company.
•	International banks: Westpac Banking Corporation.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            15

Medium-term objectives – 3- and 5-year TSR vs. peer group average	Table 3

	3-year TSR (1)	5-year TSR (1)
Royal Bank of Canada	12%	10%
	Top half	Top half
Peer group average (excluding RBC)	11%	8%

(1)	The 3- and 5-year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2016 to October 31, 2019 and October 31, 2014 to October 31, 2019, respectively.

Common share and dividend information	Table 4

For the year ended October 31	2019	2018	2017	2016	2015
Common share price (RY on TSX) – close, end of period	$106.24	$95.92	$100.87	$83.80	$74.77
Dividends paid per share	4.00	3.70	3.40	3.20	3.04
Increase (decrease) in share price	10.8%	(4.9)%	20.4%	12.1%	(6.5)%
Total shareholder return	15.2%	(1.0)%	25.0%	16.8%	(3.0)%

Financial performance

Overview

2019 vs. 2018

Net income of $12,871 million increased $440 million or 4% from a year ago. Diluted EPS of $8.75 was up $0.39 or 5% and ROE of 16.8% was down 80 bps. Our Common Equity Tier 1 (CET1) ratio was 12.1%, up 60 bps from a year ago.

Our results reflected strong earnings in Personal & Commercial Banking and Wealth Management, and solid results in Insurance, partially offset by lower results in Investor & Treasury Services and Capital Markets. Our results also reflected the impact in the prior year of the U.S Tax Reform which resulted in the write-down of net deferred tax assets, as well as an increase due to the impact of foreign exchange translation.

Personal & Commercial Banking earnings increased mainly due to average volume growth of 7% and higher spreads. These factors were partially offset by higher PCL and an increase in staff-related costs as well as technology and related costs.

Wealth Management results increased mainly due to higher average fee-based client assets, an increase in net interest income and a gain on the sale of the private debt business of BlueBay of $134 million (after-tax). These factors were partially offset by increased costs in support of business growth, higher variable compensation commensurate with revenue growth and higher PCL.

Insurance earnings were up mainly due to the impact of new longevity reinsurance contracts, partially offset by higher claims costs.

Investor & Treasury Services results decreased primarily due to lower funding and liquidity revenue, severance and related costs associated with repositioning of the business, as well as lower revenue from our asset services business.

Capital Markets results were down driven by lower revenue in Corporate and Investment Banking, higher PCL and higher technology and related costs. These factors were partially offset by a lower effective tax rate largely reflecting changes in earnings mix, higher revenue in Global Markets and the impact of foreign exchange translation.

Corporate Support net loss was $28 million, largely due to the impact of an unfavourable accounting adjustment, residual unallocated costs and unfavourable tax impacts, partially offset by asset/liability management activities. Net loss was $155 million in the prior year, largely due to the impact of the U.S. Tax Reform of $178 million as noted above, partially offset by asset/liability management activities.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Impact of foreign currency translation

The following table reflects the estimated impact of foreign currency translation on key income statement items:

Table 5

(Millions of Canadian dollars, except per share amounts)	2019 vs. 2018
Increase (decrease):
Total revenue	$339
PCL	7
Non-interest expense	203
Income taxes	13
Net income	116
Impact on EPS
Basic	$0.08
Diluted	0.08

16             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

The relevant average exchange rates that impact our business are shown in the following table:

Table 6

(Average foreign currency equivalent of C$1.00) (1)	2019	2018
U.S. dollar	0.752	0.776
British pound	0.591	0.578
Euro	0.670	0.654

(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

Table 7

(Millions of Canadian dollars)	2019	2018
Interest and dividend income	$41,333	$33,021
Interest expense (1)	21,584	15,069
Net interest income	$19,749	$17,952
NIM (1)	1.61%	1.64%
Insurance premiums, investment and fee income	$5,710	$4,279
Trading revenue (1)	995	1,150
Investment management and custodial fees	5,748	5,377
Mutual fund revenue	3,628	3,551
Securities brokerage commissions	1,305	1,372
Service charges	1,907	1,800
Underwriting and other advisory fees	1,815	2,053
Foreign exchange revenue, other than trading	986	1,098
Card service revenue	1,072	1,054
Credit fees	1,269	1,394
Net gains on investment securities	125	147
Share of profit in joint ventures and associates	76	21
Other	1,617	1,328
Non-interest income	$26,253	$24,624
Total revenue	$46,002	$42,576

(1)	Commencing Q4 2019, the interest component of the valuation of certain deposits carried at FVTPL previously presented in trading revenue is presented in net interest income. Comparative amounts have been reclassified to conform with this presentation.

2019 vs. 2018

Total revenue increased $3,426 million or 8%, largely due to higher net interest income and an increase in insurance premiums, investment and fee income (Insurance revenue). Higher investment management and custodial fees and other revenue also contributed to the increase. The impact of foreign exchange translation also increased total revenue by $339 million. These factors were partially offset by lower underwriting and other advisory fees.

Net interest income increased $1,797 million or 10%, largely due to average volume growth and higher spreads in Personal and Commercial Banking and Wealth Management. Higher trading revenue and lending revenue in Capital Markets and the impact of foreign exchange translation also contributed to the increase. Net interest income was also impacted by lower funding and liquidity revenue, which was more than offset by the related gains on non-trading derivatives in Other revenue.

NIM was down 3 bps compared to last year mainly due to changes in average earning asset mix with volume growth primarily in reverse repos and lower funding and liquidity revenue. These factors were partially offset by improved spreads in Canadian Banking and Wealth Management. The impact associated with lower funding and liquidity revenue was more than offset by the related gains on non-trading derivatives in Other revenue.

Insurance revenue increased $1,431 million or 33%, mainly due to the change in fair value of investments backing our policyholder liabilities and business growth in International Insurance, both of which are largely offset by in PBCAE. Realized investment gains also contributed to the increase. These factors were partially offset by lower group annuity sales, which are largely offset in PBCAE.

Investment management and custodial fees increased $371 million or 7%, due to higher average fee-based client assets reflecting market appreciation and net sales, and the impact of foreign exchange translation.

Other revenue increased $289 million or 22%, primarily due to gains on non-trading derivatives in our funding and liquidity business, which were largely offset in Net interest income and a gain on the sale of the private debt business of BlueBay. The change in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense, also contributed to the increase. These factors were partially offset by lower net gains in our non-trading investment portfolios. The prior year also included a gain related to the sale of a mutual fund product and its associated team, a favourable accounting adjustment related to City National and a gain related to the reorganization of Interac.

Underwriting and other advisory fees decreased $238 million or 12%, mainly due to lower equity origination primarily in North America and lower M&A largely in Europe and Canada.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            17

Additional trading information

Table 8

(Millions of Canadian dollars)	2019	2018
Total trading revenue
Net interest income (1)	$2,266	$1,960
Non-interest income (1)	995	1,150
Total trading revenue	$3,261	$3,110
Total trading revenue by product
Interest rate and credit	$1,664	$1,573
Equities	1,037	1,014
Foreign exchange and commodities	560	523
Total trading revenue	$3,261	$3,110

(1)

Commencing Q4 2019, the interest component of the valuation of certain deposits carried at FVTPL previously presented in trading revenue is presented in net interest income. Comparative amounts have been reclassified to conform with this presentation.

2019 vs. 2018

Total trading revenue of $3,261 million, which is comprised of trading-related revenue recorded in Net interest income and Non-interest income, was up $151 million or 5%, mainly due to higher fixed income trading revenue across all regions and the impact of foreign exchange translation.

Provision for credit losses

2019 vs. 2018

Total PCL increased $557 million from the prior year.

PCL on loans increased $608 million or 47% from the prior year, mainly due to higher provisions on impaired loans in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL ratio on loans increased 8 bps.

For further details on PCL, refer to Credit quality performance in the Credit risk section.

Insurance policyholder benefits, claims and acquisition expense (PBCAE)

2019 vs. 2018

PBCAE of $4,085 million increased $1,409 million or 53% from the prior year, mainly reflecting the change in fair value of investments backing our policyholder liabilities and lower favourable investment-related experience. Business growth in International Insurance and higher claims costs also contributed to the increase. These factors were partially offset by lower group annuity sales and the favourable impact of new longevity reinsurance contracts.

Non-interest expense

Table 9

(Millions of Canadian dollars, except percentage amounts)	2019	2018
Salaries	$6,600	$6,077
Variable compensation	5,706	5,597
Benefits and retention compensation	1,876	1,779
Share-based compensation	418	323
Human resources	$14,600	$13,776
Equipment	1,777	1,593
Occupancy	1,635	1,558
Communications	1,090	1,049
Professional fees	1,305	1,379
Amortization of other intangibles	1,197	1,077
Other	2,535	2,401
Non-interest expense	$24,139	$22,833
Efficiency ratio (1)	52.5%	53.6%
Efficiency ratio adjusted (2)	53.6%	53.1%

(1)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(2)

Measures have been adjusted by excluding the change in fair value of investments backing our policyholder liabilities. These are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.

18             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

2019 vs. 2018

Non-interest expense increased $1,306 million or 6%, primarily due to increased costs in support of business growth and higher staff-related costs, the impact of foreign exchange translation, as well as an increase in technology and related costs, including digital initiatives. Higher variable compensation commensurate with revenue growth, severance and related costs associated with repositioning of our Investor & Treasury Services business, and the change in fair value of our U.S. share-based compensation plans, which was largely offset in revenue, also contributed to the increase.

Our efficiency ratio of 52.5% decreased 110 bps from last year. Excluding the change in fair value of investments backing our policyholder liabilities, our efficiency ratio of 53.6% increased 50 bps from last year.

Efficiency ratio excluding the change in fair value of investments backing our policyholder liabilities is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Income and other taxes

Table 10

(Millions of Canadian dollars, except percentage amounts)	2019	2018
Income taxes	$3,043	$3,329
Other taxes
Value added and sales taxes	$519	$468
Payroll taxes	738	687
Capital taxes	73	80
Property taxes	139	132
Insurance premium taxes	30	29
Business taxes	55	37
	$1,554	$1,433
Total income and other taxes	$4,597	$4,762
Income before income taxes	$15,914	$15,760
Effective income tax rate	19.1%	21.1%
Effective total tax rate (1)	26.3%	27.7%

(1)	Total income and other taxes as a percentage of income before income taxes and other taxes.

2019 vs. 2018

Income tax expense decreased $286 million or 9% from last year, primarily due to an increase in income from lower tax rate jurisdictions and the impact of the U.S. Tax Reform which resulted in the write-down of net deferred tax assets in the prior year. These factors were partially offset by higher income before income taxes.

The effective income tax rate of 19.1% decreased 200 bps, primarily due to an increase in income from lower tax rate jurisdictions and the impact of the U.S. Tax Reform which resulted in the write-down of net deferred tax assets in the prior year.

Other taxes increased $121 million or 8% from 2018, mainly due to higher value added and sales taxes commensurate with purchase activity, and higher payroll taxes driven by higher staff-related costs.

Client assets

Assets under administration

Assets under administration (AUA) are assets administered by us which are beneficially owned by our clients. We provide services that are administrative in nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping. Underlying investment strategies within AUA are determined by our clients and generally do not impact the administrative fees that we receive. Administrative fees can be impacted by factors such as asset valuation level changes from market movements, types of services administered, transaction volumes, geography and client relationship pricing based on volumes or multiple services.

Our Investor & Treasury Services business is the primary business segment that has AUA with approximately 76% of total AUA, as at October 31, 2019, followed by our Wealth Management and Personal & Commercial Banking businesses with approximately 19% and 5% of total AUA, respectively.

2019 vs. 2018

AUA increased $144 billion or 3% compared to last year, mainly reflecting market appreciation and net sales.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            19

The following table summarizes AUA by geography and asset class:

AUA by geographic mix and asset class	Table 11

(Millions of Canadian dollars)	2019	2018
Canada (1)
Money market	$35,300	$31,800
Fixed income	752,000	706,800
Equity	652,000	635,700
Multi-asset and other	902,100	934,500
Total Canada	$2,341,400	$2,308,800
U.S. (1) (2)
Money market	$26,500	$26,400
Fixed income	114,500	103,500
Equity	189,600	173,200
Multi-asset and other	226,700	193,400
Total U.S.	$557,300	$496,500
Other International (1)
Money market	$44,100	$43,900
Fixed income	358,200	356,000
Equity	787,900	871,700
Multi-asset and other	1,589,100	1,456,800
Total International	$2,779,300	$2,728,400

Total AUA	$5,678,000	$5,533,700

(1)	Geographic information is based on the location from where our clients are serviced.
(2)	Amounts have been revised from those previously presented.

Assets under management

Assets under management (AUM) are assets managed by us which are beneficially owned by our clients. Management fees are paid by the investment funds and other clients for the investment capabilities of an investment manager and can also cover administrative services. Management fees may be calculated daily, monthly or quarterly as a percentage of the AUM, depending on the distribution channel, product and investment strategies. In general, equity strategies carry a higher fee rate than fixed income or money market strategies. Fees are also impacted by asset mix and relationship pricing for clients using multiple services. Higher risk assets generally produce higher fees, while clients using multiple services can take advantage of synergies which reduce the fees they are charged. Certain funds may have performance fee arrangements. Performance fees are recorded when certain benchmarks or performance targets are achieved. These factors could lead to differences on fees earned by products and therefore net return by asset class may vary despite similar average AUM. Our Wealth Management segment is the primary business segment with approximately 99% of total AUM.

2019 vs. 2018

AUM increased $91 billion or 14% compared to last year, mainly reflecting market appreciation and net sales.

The following table presents the change in AUM for the year ended October 31, 2019:

Client assets – AUM	Table 12

	2019					2018
(Millions of Canadian dollars)	Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance (1)	$25,000	$184,000	$79,100	$382,900	$671,000	$639,900
Institutional inflows	55,200	33,400	6,500	15,900	111,000	104,600
Institutional outflows	(51,700)	(32,300)	(3,000)	(18,100)	(105,100)	(98,600)
Personal flows, net	800	5,600	(1,100)	25,900	31,200	30,400
Total net flows	4,300	6,700	2,400	23,700	37,100	36,400
Market impact	500	16,900	9,400	33,200	60,000	(9,200)
Acquisition/dispositions	–	(100)	(900)	(4,500)	(5,500)	–
Foreign exchange	100	(600)	–	200	(300)	3,900
Total market, acquisition/dispositions and foreign exchange impact	600	16,200	8,500	28,900	54,200	(5,300)
AUM, balance at end of year	$29,900	$206,900	$90,000	$435,500	$762,300	$671,000
(1)	Amounts have been revised from those previously presented.

20             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Business segment results

Results by business segments

Table 13

	2019							2018

(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total	Total
Net interest income (2)	$12,653	$2,993	$–	$(44)	$4,043	$104	$19,749	$17,952
Non-interest income (2)	5,212	9,150	5,710	2,389	4,245	(453)	26,253	24,624
Total revenue	$17,865	$12,143	$5,710	$2,345	$8,288	$(349)	$46,002	$42,576
PCL	1,448	117	–	–	299	–	1,864	1,307
PBCAE	–	–	4,085	–	–	–	4,085	2,676
Non-interest expense	7,768	8,813	606	1,725	5,096	131	24,139	22,833
Net income before income taxes	$8,649	$3,213	$1,019	$620	$2,893	$(480)	$15,914	$15,760
Income tax	2,247	663	213	145	227	(452)	3,043	3,329
Net income	$6,402	$2,550	$806	$475	$2,666	$(28)	$12,871	$12,431
ROE (3)	27.2%	17.4%	39.6%	13.2%	11.4%	n.m.	16.8%	17.6%
Average assets	$466,200	$98,500	$17,600	$146,100	$666,500	$41,300	$1,436,200	$1,294,900

(1)	Net interest income, Non-interest income, Total revenue, Net income before income taxes, and Income tax are presented in Capital Markets on a teb basis. The teb adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.
(2)	Commencing Q4 2019, the interest component of the valuation of certain deposits carried at FVTPL previously presented in trading revenue is presented in net interest income. Comparative amounts have been reclassified to conform with this presentation.
(3)	This measure may not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
n.m.	not meaningful

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments’ results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results.

Key methodologies

The following outlines the key methodologies and assumptions used in our management reporting framework. These are periodically reviewed by management to ensure they remain valid.

Expense and tax allocation

To ensure that our business segments’ results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Technology & Operations and Functions, which are directly undertaken or provided on the business segments’ behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that is intended to reflect the underlying benefits. In 2018, Corporate Support included the impact of the write-down of net deferred tax assets related to the U.S. Tax Reform.

Capital attribution

Our management reporting framework also determines the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated net charges are reported in Corporate Support. For further information, refer to the Capital management section.

Funds transfer pricing

Funds transfer pricing refers to the pricing of intra-company borrowing or lending for management reporting purposes. We employ a funds transfer pricing process to enable risk-adjusted management reporting of segment results. This process determines the costs and revenue for intra-company borrowing and lending of funds after taking into consideration our interest rate risk and liquidity risk management objectives, as well as applicable regulatory requirements.

Provisions for credit losses

PCL is recorded to recognize estimated credit losses on all financial assets, except for financial assets classified or designated as fair value through profit or loss (FVTPL) and equity securities designated as fair value through other comprehensive income (FVOCI), which are not subject to impairment assessment. For details on our accounting policy on Allowance for credit losses (ACL), refer to Note 2 of our 2019 Annual Consolidated Financial Statements.

PCL is included in the results of each business segment to fully reflect the appropriate expenses related to the conduct of each business segment.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            21

In addition to the key methodologies described above, the following are the key aspects of how some of our business segments are managed and reported:

•

Wealth Management reported results also include disclosure in U.S. dollars, primarily for U.S. Wealth Management (including City National) as we review and manage the results of this business largely in this currency.

•

Capital Markets results are reported on a teb basis, which grosses up total revenue from certain tax-advantaged sources (Canadian taxable corporate dividends and the U.S. tax credit investment business) to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. We record the elimination of the teb adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business, since it enhances the comparability of revenue and related ratios across taxable revenue and our principal tax-advantaged sources of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts disclosed by other financial institutions.

•

Corporate Support results include all enterprise level activities that are undertaken for the benefit of the organization that are not allocated to our five business segments, such as enterprise funding, securitizations, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the teb gross-up amounts.

Key performance and non-GAAP measures

Performance measures

Return on common equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital includes the capital required to underpin various risks as described in the Capital management section and amounts invested in goodwill and intangibles.

The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of our ROE calculations:

Calculation of ROE	Table 14

	2019							2018

(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$6,309	$2,498	$798	$461	$ 2,584	$(59)	$ 12,591	$ 12,115
Total average common equity (1) (2)	23,200	14,350	2,000	3,500	22,750	9,200	75,000	68,900
ROE (3)	27.2%	17.4%	39.6%	13.2%	11.4%	n.m.	16.8%	17.6%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the year ended October 31, 2019 with the results from last year. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Results excluding specified item

There were no specified items for the years ended October 31, 2019 and October 31, 2018. Our results for the year ended October 31, 2017 were impacted by the following specified item:

•

Our share of a gain related to the sale by our payment processing joint venture Moneris of its U.S. operations to Vantiv, Inc., which was $212 million (before- and after-tax) and recorded in Personal & Commercial Banking.

22             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

The following tables provide calculations of our Personal & Commercial Banking and Canadian Banking results and measures excluding the specified item for the year ended October 31, 2017 for the purpose of calculating the adjusted operating leverage ratio for the year ended October 31, 2018, which is a non-GAAP measure:

Personal & Commercial Banking	Table 15

	2017

		Item excluded

(Millions of Canadian dollars, except percentage amounts)	As reported	Gain related to the sale by Moneris (1)	Adjusted
Total revenue	$15,863	$(212)	$15,651
PCL	1,054	–	1,054
Non-interest expense	7,176	–	7,176
Net income before income taxes	$7,633	$(212)	$7,421
Net income	$5,755	$(212)	$5,543
Other information
Non-interest expense	$7,176	$–	$7,176
Total revenue	15,863	(212)	15,651
Efficiency ratio	45.2%		45.9%
Revenue growth rate	5.7%		4.3%
Non-interest expense growth rate	3.5%		3.5%
Operating leverage	2.2%		0.8%

(1)	Includes foreign currency translation.

Canadian Banking	Table 16

	2017

		Item excluded

(Millions of Canadian dollars, except percentage amounts)	As reported	Gain related to the sale by Moneris (1)	Adjusted
Total revenue	$14,877	$(212)	$14,665
PCL	1,016	–	1,016
Non-interest expense	6,423	–	6,423
Net income before income taxes	$7,438	$(212)	$7,226
Net income	$5,571	$(212)	$5,359
Other information
Non-interest expense	$6,423	$–	$6,423
Total revenue	14,877	(212)	14,665
Efficiency ratio	43.2%		43.8%
Revenue growth rate	6.2%		4.7%
Non-interest expense growth rate	3.8%		3.8%
Operating leverage	2.4%		0.9%

(1)	Includes foreign currency translation.

Efficiency ratio excluding the change in fair value of investments in Insurance

Our efficiency ratio is impacted by the change in fair value of investments backing our policyholder liabilities, which is reported in revenue and largely offset in PBCAE.

The following table provides calculations of our consolidated efficiency ratio excluding the change in fair value of investments backing our policyholder liabilities:

Consolidated non-GAAP efficiency ratio	Table 17

	2019			2018
		Item excluded			Item excluded
(Millions of Canadian dollars, except percentage amounts)	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted	As reported	Change in fair value of investments backing policyholder liabilities	Adjusted
Total revenue	$46,002	$(987)	$45,015	$42,576	$435	$43,011
Non-interest expense	24,139	–	24,139	22,833	–	22,833
Efficiency ratio	52.5%		53.6%	53.6%		53.1%

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            23

Personal & Commercial Banking

Personal & Commercial Banking provides a broad suite of financial products and services to individuals and businesses for their day-to-day banking, investing and financing needs. We are focused on building meaningful relationships with our clients, underscored by our exceptional client experience, the breadth of our products, our depth of expertise and the features of our digital solutions.

> 14 million	> 7 million	35,467

Number of clients	Active digital users in Canada(1)	Employees

Revenue by business lines

We operate through two businesses – Canadian Banking and Caribbean & U.S. Banking. Canadian Banking serves our home market in Canada, where we maintain top (#1 or #2) rankings in market share in this competitive environment for all key retail and business products. We have the largest branch network, the most ATMs and one of the largest mobile sales networks across Canada. In Caribbean & U.S. Banking, we offer a broad range of financial products and services in targeted markets.

In Canada, we compete with other Schedule 1 banks, independent trust companies, foreign banks, credit unions, caisses populaires and auto financing companies.

In the Caribbean, our competition includes banks, trust companies and investment management companies serving retail and corporate clients, as well as public institutions. In the U.S., we compete primarily with other Canadian banking institutions that have U.S. operations.

2019 Operating environment

›

Following the rising interest rate environment throughout fiscal 2018, we experienced higher net interest margin this year. However, market interest rates moderated in the latter half of this year, as the overall economic outlook softened.

›	Consumer spending has been supported by strong labour markets and income growth, though the impact of last year’s interest rate increases has raised debt servicing costs for some Canadian households.

›

Homebuyers have adjusted to stricter mortgage regulations and benefitted from declining mortgage rates this year. This has led to an improvement in housing activity, which has contributed to solid growth in residential mortgages this year.

›

Business loan growth remained strong, however, it moderated slightly since the beginning of the calendar year. A decline in energy sector investment, an uncertain global growth environment and trade tensions have likely contributed to more modest growth in lending.

›	After relatively benign credit conditions in the prior year, we returned to a more normalized level of credit losses towards the end of 2019.

›	Growth in our investment product balances was driven by market returns, despite volatility experienced largely during the beginning of this year.

›

Client expectations continue to evolve, driving the digitization of our business. As a result, we continued to invest in digital solutions to improve the client experience and deliver personalized advice.

›	The Caribbean continued to experience challenges in various regions resulting in weak to moderate economic growth during the year.

(1)	Represents 90-day active clients

24             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Strategic priorities

OUR STRATEGY	PROGRESS IN 2019	PRIORITIES IN 2020
Transform how we serve our clients

Continued to provide exceptional and secure client experiences via our digital platforms, including a student mobile banking experience that is the first-of-its-kind in Canada

Continued to innovate our branch network, including expansion of student and newcomer formats

Continued to give clients more value for their loyalty points by offering the flexibility to pay bills with RBC Rewards® points

Deliver anytime, anywhere solutions to our clients across all channels, seamlessly integrating mobile and digital services into our clients’ lives

Continue to reimagine our branch network to meet the evolving needs of our clients

Accelerate our growth

Continued to provide personalized advice and valued banking solutions to our existing and new clients, including key high-growth and high-value segments such as retirees, youth, newcomers, business owners and high net worth clients

Advanced our partnership with Petro-Canada, which helped our clients realize savings on gas while also earning RBC Rewards® and Petro-Canada points

Continued to achieve exceptional growth while helping clients save money on travel with our WestJet credit card

Focus on engaging key high growth client segments and enabling our advisors to build new and deeper relationships and achieve industry-leading volume growth

Establish key partnerships to continue to add value for our clients

Rapidly deliver digital solutions to our clients

Continued to release significant additional functionalities in our RBC Mobile app, including credit and debit card lock features

Launched NOMI BudgetsTM that leverages artificial intelligence (AI) to analyze clients’ spending patterns to help them stay on track to achieve their financial goals

Continued to roll out MyAdvisor®, an online advice platform that digitally connects our clients to an advisor, resulting in over 1.4 million clients with a personalized investment plan

Continued to invest in InvestEase®, a low-cost automated investment advice and portfolio management business, with the launch of the responsible investing portfolio and no minimum requirement features

Enhanced the digital experience for our business clients with the ability to open accounts online and obtain credit digitally as well as launched new capabilities allowing them to gain insights to grow their business with RBC Insight EdgeTM

Deliver more personalized insights to improve the client experience while continuing to simplify and digitize everyday banking

Enhance the digital experience for our small business and commercial clients and make it easier for them to transact with us

Innovate to become a more agile and efficient bank	Continued to prioritize investments in programs that simplify, digitize and automate experiences for clients, as well as enabling employees to deliver relevant and expert advice	Invest in new tools and capabilities and proactively seek ways to simplify and streamline internal processes and the client experience
In the Caribbean	Continued to simplify operations, de-risk the business and improve internal controls, while transforming our business through digitization and physical footprint optimization

Become the premier digitally-enabled relationship bank while accelerating growth in key client segments, continue to transform the client experience to drive profitability and continue to simplify our operations

In the U.S.

Growth in U.S. cross-border client activity through the implementation of new account opening processes and continued leveraging of our brand marketing and sales enablement strategies driving accelerated growth

Deliver an improved digitally-enabled real estate lending experience, expand marketing and develop partnerships to provide personalized value to clients, and enhance the deposit gathering capabilities of the banking platform

Outlook

Canada’s economy is expected to grow by 1.6% in calendar 2019, with a slightly stronger 1.7% pace in calendar 2020. Despite the BoC leaving its policy rate unchanged during fiscal 2019, market interest rates have declined, due in part to easing by other central banks globally. We expect the low interest rate environment, alongside a strong labour market and growing population, to continue to support housing demand in 2020. The impact of this is expected to be solid loan volume growth offset by interest margin compression. We will continue to pursue industry-leading volume growth, operational efficiency efforts and channel transformation to achieve our vision of being a digitally-enabled relationship bank.

In the Caribbean, we expect weak to moderate growth throughout the region. We will continue to de-risk the business, improve our operating efficiency and focus on growth strategies in target markets.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            25

Personal & Commercial Banking	Table 18

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2019	2018
Net interest income	$12,653	$11,776
Non-interest income	5,212	5,140
Total revenue	17,865	16,916
PCL on performing assets	109	115
PCL on impaired assets	1,339	1,158
PCL	1,448	1,273
Non-interest expense	7,768	7,526
Income before income taxes	8,649	8,117
Net income	$6,402	$6,028
Revenue by business
Canadian Banking	$16,894	$15,970
Personal Banking	12,843	12,237
Business Banking	4,051	3,733
Caribbean & U.S. Banking	971	946
Key ratios
ROE	27.2%	27.6%
NIM	2.84%	2.78%
Efficiency ratio	43.5%	44.5%
Operating leverage	2.4%	1.7%
Operating leverage adjusted (1)	n.a.	3.2%
Selected balance sheet and other information
Average total assets	$466,200	$442,500
Average total earning assets, net	445,200	423,100
Average loans and acceptances, net	447,100	423,700
Average deposits	393,200	361,700
Other information
AUA (2), (3)	$283,800	$266,500
Average AUA	276,100	271,800
AUM (3)	5,000	4,700
Number of employees (FTE)	35,467	35,573
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.30%	0.26%
Other selected information – Canadian Banking
Net income	$6,168	$5,860
NIM	2.79%	2.73%
Efficiency ratio	41.8%	42.5%
Operating leverage	2.0%	1.5%
Operating leverage adjusted (4)	n.a.	3.1%

(1)

These are non-GAAP measures. Measures for the year ended October 31, 2018 have been adjusted by excluding our Q1 2017 share of the gain related to the sale of the U.S. operations of Moneris of $212 million (before- and after-tax). For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

(2)	AUA includes securitized residential mortgages and credit card loans as at October 31, 2019 of $15.5 billion and $8.1 billion, respectively (October 31, 2018 – $16.7 billion and $9.6 billion).
(3)	Represents year-end spot balances.
(4)

These are non-GAAP measures. The year ended October 31, 2018 operating leverage ratio in Canadian Banking of 1.5% was impacted by our share of the gain related to the sale of the U.S. operations of Moneris of $212 million (before- and after-tax) in the year ended October 31, 2017, which was a specified item. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section. The year ended October 31, 2018 revenue and expense growth rates in Canadian Banking were 7.3% and 5.8%, respectively. Excluding our share of the gain related to the sale of Moneris, as noted above, the year ended October 31, 2018 adjusted revenue growth rate was 8.9%.

n.a.	not applicable

Financial performance

2019 vs. 2018

Net income increased $374 million or 6% from last year, mainly due to average volume growth of 7% and higher spreads. These factors were partially offset by higher PCL and an increase in staff-related costs as well as technology and related costs.

Total revenue increased $949 million or 6% from last year, largely reflecting average volume growth of 6% in loans and 9% in deposits and improved spreads.

NIM increased 6 bps, mainly due to improved spreads on deposits in Canadian Banking, reflecting higher interest rates, partially offset by the impact of competitive pricing pressures.

PCL increased $175 million or 14%, largely reflecting higher provisions on impaired loans in our commercial portfolios in Canadian Banking. PCL on impaired loans ratio increased 4 bps. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $242 million or 3%, primarily attributable to higher staff-related costs and an increase in technology and related costs, including digital initiatives.

Average loans and acceptances increased $23 billion or 6%, largely due to 6% growth in residential mortgages and 11% growth in business loans.

Average deposits increased $32 billion or 9%, reflecting 9% growth in both business and personal deposits.

Business line review

Personal Banking

Personal Banking offers a full range of products focused on meeting the needs of our individual Canadian clients at every stage of their lives through a wide range of financing and investment products and services. This includes home equity financing,

26             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

personal lending, chequing and savings accounts, private banking, indirect lending (including auto financing), mutual funds and self-directed brokerage accounts, Guaranteed Investment Certificates (GICs), credit cards, and payment products and solutions.

We rank #1 or #2 in market share for all key Personal Banking products in Canada and our retail banking network is the largest in Canada with 1,201 branches and 4,240 ATMs. We have over 7 million credit card accounts and 23% market share of Canada’s credit card purchase volume.

Financial performance

Total revenue increased $606 million or 5% compared to last year largely reflecting volume growth in deposits and residential mortgages and improved spreads on deposits, partially offset by the impact of competitive pricing pressures.

Average residential mortgages increased 6% compared to last year, mainly due to strong mortgage origination as well as high levels of client retention.

Average deposits increased 9% from last year, largely reflecting acquisitions of new clients and an increase in activity from existing clients.

Selected highlights	Table 19

(Millions of Canadian dollars, except number of)	2019	2018
Total revenue	$12,843	$12,237
Other information
Average residential mortgages	$249,600	$235,700
Average other loans and acceptances, net	79,800	80,200
Average deposits	221,400	202,800
Average credit card balances	19,100	18,100
Credit card purchase volumes	125,800	117,900
Branch mutual fund balances (1)	162,000	147,900
Average branch mutual fund balances	155,300	151,500
AUA – Self-directed brokerage (1)	89,500	82,900
Number as at October 31:
Branches	1,201	1,203
ATMs	4,240	4,194

(1)	Represents year-end spot balances.

Business Banking

Business Banking offers a wide range of lending, leasing, deposit, investment, foreign exchange, cash management, auto dealer financing, trade products, and services to small and medium-sized commercial businesses across Canada. With one of the largest teams of relationship managers and specialists in the industry, our commitment to client experience and trusted advice has earned us leading market share in business lending and deposits.

Financial performance

Total revenue increased $318 million or 9% compared to last year, largely reflecting average volume growth of 10%.

Average loans and acceptances increased 11% and average deposits were up 9%, mainly due to new account acquisitions as well as deepening of our existing client relationships.

Selected highlights	Table 20

(Millions of Canadian dollars)	2019	2018
Total revenue	$4,051	$3,733
Other information (average)
Loans and acceptances, net	$89,400	$80,800
Deposits	153,400	140,600

Caribbean & U.S. Banking

Our Caribbean Banking business offers a comprehensive suite of banking products and services, as well as international financing and trade promotion services through extensive branch, ATM, online and mobile banking networks.

Our U.S. Banking business serves the banking needs of our Canadian retail and small business clients in the U.S. across all 50 states.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            27

Financial performance

Total revenue was up $25 million or 3% from last year, primarily due to the impact of foreign exchange translation.

Average loans and acceptances increased 4% and average deposits increased 1%, primarily due to the impact of foreign exchange translation.

Selected highlights	Table 21

(Millions of Canadian dollars, except number of and percentage amounts)	2019	2018
Total revenue	$971	$946
Other information
NIM	4.13%	3.95%
Average loans and acceptances, net	$9,300	$8,900
Average deposits	18,500	18,300
AUA (1)	6,700	7,700
Average AUA	7,100	8,200
AUM (1)	4,900	4,700
Number as at October 31:
Branches	52	57
ATMs	287	269

(1)	Represents year-end spot balances.

Wealth Management

Wealth Management is a global business serving clients in key financial centres. We serve HNW and UHNW individual and institutional clients with a comprehensive suite of advice-based solutions and strategies to help them achieve their financial goals.

$12.1 billion	> 5,200	> $22 billion

Total revenue	Client-facing advisors	AUA net flows

Assets under Administration (AUA)	Assets under Management (AUM)

Our lines of businesses include Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management (GAM), and International Wealth Management.

•   Canadian Wealth Management is the largest full-service wealth advisory business in Canada, as measured by AUA, serving HNW and UHNW clients

•   U.S. Wealth Management (including City National) also encompasses our private client group (PCG) and correspondent and advisor services (CAS) businesses. PCG is the 7th largest full-service wealth advisory firm in the U.S., as measured by number of advisors, and City National is a premier U.S. private and commercial bank serving HNW, UHNW and commercial clients

•   GAM is the largest retail fund company in Canada as well as a leading institutional asset manager

•   International Wealth Management serves HNW and UHNW clients primarily through key financial centres in Europe, the U.K., and Asia

2019 Operating environment

›

The Fed raised its policy rate once in the first half of the year, and subsequently made three cuts towards the latter part of 2019, resulting in a net reduction of 50 basis points in fiscal 2019. The resulting NIM compression in the latter part of the year was more than offset by strong volume growth and market appreciation in our U.S. businesses as we continued to grow in select U.S. markets.

›

The wealth management industry continued to face the challenge of adapting in an environment of rapid technological advancements, shifting investor preferences, stricter regulations and changing demographics.

›

Amid ongoing trade tensions and market volatility, growth in our client assets was driven by market returns, our relationship-focused advisory network, distribution scale and the strength of our brand.

›

We continued to prioritize investments in digital solutions to maintain our competitive advantage, increase efficiencies in response to rapidly changing client preferences and address regulatory requirements.

›	After relatively benign credit conditions in the prior year, we returned to a more normalized level of credit losses towards the end of 2019.

28             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Strategic priorities

OUR STRATEGY	PROGRESS IN 2019	PRIORITIES IN 2020
In Canada, be the premier service provider for HNW and UHNW clients

Extended our position as industry leader in our full-service private wealth business

Continued to focus on holistic wealth planning, including advisor training on intergenerational and business wealth transfer (e.g., delivery of Money in Motion and Financial Literacy programs)

Fully rolled out RBC Premier Banking to deepen banking relationships with Wealth Management clients

Enhanced our digital and data capabilities to drive increased client satisfaction and advisor productivity

Continue to retain and attract top-performing and new advisors to strengthen our talent advantage

Deliver a differentiated client experience through enriched advisor-client interactions and compelling digital experiences

Broaden and deepen client relationships by leveraging combined strengths across our other business segments

Streamline and simplify the business to continue improving efficiency and advisor productivity

In the U.S., become the leading private and commercial bank and wealth manager in our key markets

Invested further in capabilities, technology and talent needed to grow our U.S. Wealth Management business, including solid execution on our technology transformation

Continued expansion in City National’s existing footprint, including growing our presence within the entertainment ecosystem through the acquisition of FilmTrack, as well as solid progress on expanding offerings to select high growth markets with strong U.S. Wealth Management and Capital Markets presence, including greater New York City and D.C. areas

Continue to strive to deliver an exceptional client experience for targeted HNW, UHNW, middle market and business banking segments

Leverage the combined strengths within U.S. Wealth Management (including City National) and Capital Markets with a view to accelerating growth in the U.S.

Build out digital capabilities to improve client experience and drive operational efficiencies

In select global financial centres, become the most trusted regional private bank

Enhanced our distribution capabilities by leveraging our global strengths, while delivering an exceptional client experience

Focused on delivering a differentiated client experience by leveraging our global capabilities

Focus on growing market share in target markets

Continue to leverage our global strengths to better serve clients

Continue to deliver an exceptional client experience

Continue to increase business effectiveness and talent capabilities

In asset management, be a leading, diversified asset manager focused on global institutional and North American retail clients	Maintained #1 market share in Canadian mutual fund AUM Launched the RBC iShares strategic alliance, bringing Canadian investors the largest and most comprehensive ETF solution suite in Canada

Continue to evolve our product capabilities to meet existing client needs, while expanding our ability to reach a broader distribution landscape

Build a sustainable and differentiated global institutional business which materially contributes to the success of GAM

Outlook

Global economies are likely to continue to experience uncertainty driven in part by ongoing geopolitical tensions and trade conflicts. Central banks in Canada and the U.S. are closely monitoring the impacts on the economy.

We expect our businesses will continue to lead in domestic markets and grow market share in the HNW and UHNW client segments globally, leveraging the strength of our brand and through continually enhancing our solutions and capabilities to address evolving client needs. We will continue to deliver world class client experiences by investing in our people and technology to drive digitized solutions.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            29

Wealth Management	Table 22

(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	2019	2018
Net interest income	$2,993	$2,602
Non-interest income
Fee-based revenue	6,903	6,447
Transaction and other revenue	2,247	1,877
Total revenue	12,143	10,926
PCL on performing assets	37	(19)
PCL on impaired assets	80	4
Total PCL	117	(15)
Non-interest expense	8,813	8,070
Income before income taxes	3,213	2,871
Net income	$2,550	$2,265
Revenue by business
Canadian Wealth Management	$3,294	$3,048
U.S. Wealth Management (including City National)	6,112	5,419
U.S. Wealth Management (including City National) (US$ millions)	4,601	4,209
Global Asset Management	2,361	2,092
International Wealth Management	376	367
Key Ratios
ROE	17.4%	16.3%
NIM	3.55%	3.45%
Pre-tax margin (1)	26.5%	26.3%
Selected balance sheet
Average total assets	$98,500	$89,600
Average total earning assets, net	84,400	75,500
Average loans and acceptances, net	63,600	55,500
Average deposits	95,800	92,300
Other information
AUA (2) (3)	$1,062,200	$970,500
AUM (2)	755,700	664,900
Average AUA	1,027,400	962,600
Average AUM	717,500	664,500
PCL on impaired loans as a % of average net loans and acceptances	0.13%	0.01%
Number of employees (FTE)	18,613	17,975
Number of advisors (4)	5,296	5,042

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2019 vs. 2018
Increase (decrease):
Total revenue	$169
Non-interest expense	130
Net income	30
Percentage change in average U.S. dollar equivalent of C$1.00	(3)%
Percentage change in average British pound equivalent of C$1.00	2%
Percentage change in average Euro equivalent of C$1.00	2%

(1)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(2)	Represents year-end spot balances.
(3)	In addition to Canadian Wealth Management, U.S. Wealth Management (including City National), and International Wealth Management, AUA includes $6,000 million (2018: $5,800 million) related to GAM.
(4)	Represents client-facing advisors across all our wealth management businesses.

Client assets – AUA	Table 23

(Millions of Canadian dollars)	2019	2018
AUA, beginning balance	$970,500	$929,200
Asset inflows	315,500	292,600
Asset outflows	(293,400)	(261,600)
Total net flows	22,100	31,000
Market impact	72,100	5,600
Acquisitions/dispositions	(2,200)	(5,700)
Foreign exchange	(300)	10,400
Total market, acquisition/dispositions and foreign exchange impact	69,600	10,300
AUA, balance at end of year	$1,062,200	$970,500

30             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Client assets – AUM	Table 24

	2019					2018
(Millions of Canadian dollars)	Money market	Fixed income	Equity	Multi-asset and other	Total	Total
AUM, beginning balance (1)	$25,000	$182,000	$79,100	$378,800	$664,900	$634,100
Institutional inflows	55,200	33,400	6,500	15,900	111,000	104,500
Institutional outflows	(51,700)	(32,300)	(3,000)	(18,100)	(105,100)	(98,500)
Personal flows, net	800	5,700	(1,200)	25,700	31,000	30,200
Total net flows	4,300	6,800	2,300	23,500	36,900	36,200
Market impact	500	16,700	9,400	33,100	59,700	(9,200)
Acquisition/dispositions	–	(100)	(900)	(4,500)	(5,500)	–
Foreign exchange	100	(600)	–	200	(300)	3,800
Total market, acquisition/dispositions and foreign exchange impact	600	16,000	8,500	28,800	53,900	(5,400)
AUM, balance at end of year	$29,900	$204,800	$89,900	$431,100	$755,700	$664,900

(1)	Amounts have been revised from those previously presented.

AUA by geographic mix and asset class	Table 25

(Millions of Canadian dollars)	2019	2018
Canada (1)
Money market	$23,200	$20,500
Fixed income	36,300	35,400
Equity	90,500	86,700
Multi-asset and other	255,800	225,300
Total Canada	$405,800	$367,900

U.S. (1) (2)
Money market	$26,100	$26,000
Fixed income	114,500	103,500
Equity	189,600	173,300
Multi-asset and other	213,100	180,100
Total U.S.	$543,300	$482,900

Other International (1)
Money market	$17,700	$16,100
Fixed income	13,500	12,300
Equity	39,500	49,100
Multi-asset and other	42,400	42,200
Total International	$113,100	$119,700
Total AUA	$1,062,200	$970,500

(1)	Geographic information is based on the location from where our clients are served.
(2)	Amounts have been revised from those previously presented.

Financial performance

2019 vs. 2018

Net income increased $285 million or 13%, from a year ago, mainly due to higher average fee-based client assets, an increase in net interest income and a gain on the sale of the private debt business of BlueBay of $134 million (after-tax). These factors were partially offset by increased costs in support of business growth, higher variable compensation commensurate with revenue growth and higher PCL.

Total revenue increased $1,217 million or 11%, primarily due to higher average fee-based client assets reflecting market appreciation and net sales, and an increase in net interest income largely driven by average loan growth of 15%, and higher spreads. The impact of foreign exchange translation, a gain on the sale of the private debt business of BlueBay of $151 million and the change in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense, also contributed to the increase.

PCL increased $132 million, primarily in U.S. Wealth Management (including City National). PCL on impaired loans ratio increased 12 bps, mainly in a few sectors, including consumer discretionary and consumer staples. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $743 million or 9%, primarily due to increased costs in support of business growth mainly reflecting higher staff-related costs and higher variable compensation commensurate with revenue growth. The impact of foreign exchange translation and the change in the fair value of our U.S. share-based compensation plans, which was largely offset in revenue, also contributed to the increase.

AUA and AUM increased $92 billion or 9% and $91 billion or 14%, respectively, primarily due to market appreciation and net sales.

Business line review

Canadian Wealth Management

Canadian Wealth Management includes our full-service Canadian wealth advisory business, which is the largest in Canada as measured by AUA, with over 1,850 investment advisors providing comprehensive financial solutions to HNW and UHNW clients.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            31

Additionally, we provide discretionary investment management and estate and trust services to our clients through approximately 90 investment counsellors and over 100 trust professionals across Canada.

We compete with domestic banks and trust companies, investment counselling firms, bank-owned full-service brokerages and boutique brokerages, mutual fund companies and global private banks. In Canada, bank-owned wealth managers continue to be the major players.

Financial performance

Revenue increased $246 million or 8% from a year ago, primarily due to higher average fee-based client assets reflecting market appreciation and net sales and the impact of a favourable accounting adjustment.

Selected highlights	Table 26

(Millions of Canadian dollars)	2019	2018
Total revenue	$3,294	$3,048
Other information
Average loans and acceptances, net	$3,700	$3,600
Average deposits	17,100	17,300
AUA (1)	407,000	368,900
AUM (1)	116,700	100,200
Average AUA	391,100	370,300
Average AUM	109,400	97,900

(1)	Represents year-end spot balances.

U.S. Wealth Management (including City National)

U.S. Wealth Management (including City National) also encompasses PCG and our CAS businesses. PCG is the 7th largest full-service wealth advisory firm in the U.S., as measured by number of advisors, with over 1,900 financial advisors. Our CAS businesses deliver clearing and execution services for small to mid-sized independent broker-dealers and registered investment advisor firms. City National provides comprehensive financial solutions to affluent individuals, entrepreneurs, professionals, their businesses and their families and provides a premier banking and financial experience through a high-touch service model, proactive advice and financial solutions. City National offers a broad range of lending, deposit, cash management, international banking, equipment financing, wealth management and other products and services. In the U.S., we operate in a fragmented and highly competitive industry. Our competitors include other broker-dealers, commercial banks and other financial institutions that service HNW and UHNW individuals, entrepreneurs and their businesses.

Financial performance

Revenue increased $693 million or 13%. In U.S. dollars, revenue increased $392 million or 9%, mainly due to an increase in net interest income largely driven by average loan growth of 14% and higher spreads, an increase in average fee-based client assets reflecting market appreciation and net sales, and the change in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense.

NIM increased 9 bps, mainly due to higher interest rates, partially offset by higher funding and deposit costs.

Selected highlights	Table 27

(Millions of Canadian dollars, except as otherwise noted)	2019	2018
Total revenue	$6,112	$5,419
Other information (Millions of U.S. dollars)
Total revenue	$4,601	$4,209
NIM	3.37%	3.28%
Average earning assets, net	$56,100	$50,900
Average loans, guarantees and letters of credit, net	42,400	37,300
Average deposits	50,200	48,600
AUA (1)	412,600	367,100
AUM (1)	123,700	102,900
Average AUA	393,900	366,100
Average AUM	112,800	100,600

(1)	Represents year-end spot balances.

Global Asset Management

Global Asset Management provides global investment management services and solutions for individual and institutional investors in Canada, the U.K., the U.S., Europe and Asia. We provide a broad range of investment management services through mutual, pooled and private funds, fee-based accounts and separately managed portfolios. We distribute our investment solutions through a broad network of bank branches, our self-directed and full-service wealth advisory businesses, independent third-party advisors and private banks, and directly to individual clients. We also provide investment solutions directly to institutional clients, including pension plans, insurance companies, corporations, and endowments and foundations.

We are the largest retail fund company in Canada as well as a leading institutional asset manager. We face competition in Canada from banks, insurance companies and asset management organizations. The Canadian fund management industry is large and mature, but remains a relatively fragmented industry.

In the U.S., our asset management business offers investment management solutions and services primarily to institutional investors and competes with independent asset management firms, as well as those that are part of national and international banks, and insurance companies.

32             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Internationally, through our global capabilities of BlueBay and RBC Global Asset Management®, we offer investment management solutions for institutions and, through private banks including RBC Wealth Management®, to HNW and UHNW investors. We face competition from asset managers that are part of international banks as well as national and regional asset managers in the geographies where we serve clients.

Financial performance

Revenue increased $269 million or 13%, mainly due to a gain on the sale of the private debt business of BlueBay of $151 million as we have focused on growing our core business and complementary strategies, and higher average fee-based client assets reflecting market appreciation and net sales.

Selected highlights	Table 28

(Millions of Canadian dollars)	2019	2018
Total revenue	$2,361	$2,092
Other information
Canadian net long-term mutual fund sales (1)	$8,263	$5,908
Canadian net money market mutual fund sales (redemptions) (1)	552	562
AUM (2)	467,200	421,100
Average AUM	449,700	428,200

(1)	As reported to the Investment Funds Institute of Canada. Includes all prospectus-based mutual funds across our Canadian GAM businesses.
(2)	Represents year-end spot balances.

International Wealth Management

International Wealth Management includes operations in Europe, the U.K., and Asia. We provide customized and integrated trust, banking, credit and investment solutions to HNW and UHNW clients and corporate clients in key financial centres in Europe, the U.K., and Asia. Competitors to our International Wealth Management business comprise global wealth managers, traditional offshore private banks, and domestic wealth managers.

Financial performance

Revenue increased $9 million or 2%, primarily due to an increase in net interest income driven by higher spreads.

Selected highlights	Table 29

(Millions of Canadian dollars)	2019	2018
Total revenue	$376	$367
Other information
Average loans, guarantees and letters of credit, net	$4,400	$4,800
Average deposits	11,900	12,500
AUA (1)	105,900	112,800
AUM (1)	8,800	8,300
Average AUA	106,700	114,300
Average AUM	8,600	8,800

(1)	Represents year-end spot balances.

Insurance

RBC Insurance® offers a wide range of solutions including creditor, life, health, home, auto, travel, wealth, and annuities to individuals as well as reinsurance advice and solutions, and business insurance services to business and group clients.

$5.7 billion	> 5 million	2,927

Total revenue	Number of clients	Employees

Premiums and Deposits

RBC Insurance® is among the largest Canadian bank-owned insurance organizations and operates under two business lines: Canadian Insurance and International Insurance.

In Canada, we offer our products and services through a wide variety of channels: advice centers, RBC Insurance stores, mobile advisors, digital, mobile and social platforms, independent brokers, and travel partners.

Outside Canada, we operate globally in the reinsurance and retrocession markets offering life, disability and longevity reinsurance products.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            33

2019 Operating environment

›

The insurance industry continued to face a number of challenges and opportunities, including changing client preferences and digital and mobile transformation impacting all aspects of the business. In Canada, provincial and federal regulators have expanded their focus on sales practices and fair treatment of customers. Insurers globally have been investing in products and building distribution capacity in order to achieve higher operational efficiencies and manage expenses. To overcome these challenges and take advantage of these opportunities, we continued to evolve our robust frameworks, controls, and risk culture to protect clients and meet the expectations of both federal and provincial regulators.

›	We continued to invest in digital capabilities to enhance access and convenience, reduce costs and deliver value to clients beyond traditional insurance products and services.

›

In Europe, life insurance companies are actively managing longevity risk to preserve capital and to mitigate the volatility of pension costs. As a result, the longevity reinsurance market has become highly competitive and attractive to many global reinsurers. We continued to achieve strong growth in this market within our risk tolerance.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2019	PRIORITIES IN 2020
Improve distribution effectiveness and efficiency

Launched the redesigned RBC Simplified Term Digital Application to our field sales and advice centres, improving reliability and simplifying the application process for our simplified term life insurance offering

Completed a technology transformation initiative to deliver a single integrated platform, which provides a better experience for clients, employees and plan administrators

Began testing new business models, concepts and product ideas focused on the underinsured market; in order to provide innovative ways for clients to acquire the coverage that they need

Continue to improve our distribution effectiveness and efficiency by enhancing our proprietary distribution channels and focusing on the delivery of technology and operational solutions

Deepen client relationships

Introduced the Family Compassionate Care Rider. This is a first of its kind in the Canadian insurance industry and provides an optional Individual Disability Insurance product rider, which pays a monthly benefit to the insured in the event of spousal/child terminal illness

Launched an industry-first segregated fund assessment tool which allows advisors to guide clients through the process, ensuring product recommendations are aligned with clients’ needs, goals and risk profile

Launched mobile device coverage on selected Avion credit cards, providing protection to clients if a mobile device is lost, stolen or accidentally damaged

Deepen client relationships by continuing to be an innovative, client-focused provider of a full suite of insurance solutions for mass underserved, mass affluent and HNW clients

Simplify.Agile.Innovate	Launched the Fundamental Series disability electronic application to our proprietary sales and brokerage channels offering a streamlined, quick and seamless experience for users	Simplify and innovate by accelerating our digital initiatives’ time-to-market, improving quality and cost effectiveness

Pursue select international opportunities to grow our reinsurance business	Achieved very strong growth in our longevity reinsurance business due to heightened market activity in 2019	Pursue niche opportunities in mortality and longevity markets to grow our reinsurance business within our risk tolerance

Outlook

The insurance industry will continue to experience substantial forces of change, innovation and disruption. In this rapidly evolving industry, we will seek to maintain our strength through investments in technology, product and service innovation and efficient digital distribution channels. We will also continue to re-define how we advise our clients to provide them peace of mind.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

34             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Insurance	Table 30

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2019	2018
Non-interest income
Net earned premiums	$3,984	$4,032
Investment income (1)	1,569	30
Fee income	157	217
Total revenue	5,710	4,279
Insurance policyholder benefits and claims (1)	3,749	2,391
Insurance policyholder acquisition expense	336	285
Non-interest expense	606	602
Income before income taxes	1,019	1,001
Net income	$806	$775
Revenue by business
Canadian Insurance	$3,643	$2,213
International Insurance	2,067	2,066
Key ratios
ROE	39.6%	39.3%
Selected balance sheet and other information
Average total assets	$17,600	$15,800
Other information
Premiums and deposits (2)	$4,604	$4,647
Canadian Insurance	2,415	2,584
International Insurance	2,189	2,063
Insurance claims and policy benefit liabilities	$11,401	$10,000
Fair value changes on investments backing policyholder liabilities (1)	987	(435)
Number of employees (FTE)	2,927	2,964

(1)	Investment income can experience volatility arising from fluctuation of assets designated as FVTPL. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense (PBCAE).
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Financial performance

2019 vs. 2018

Net income increased $31 million or 4% from a year ago, mainly due to the impact of new longevity reinsurance contracts, partially offset by higher claims costs.

Total revenue increased $1,431 million or 33%, mainly due to the change in fair value of investments backing our policyholder liabilities and business growth in International Insurance, both of which are largely offset in PBCAE as indicated below. Realized investment gains also contributed to the increase. These factors were partially offset by lower group annuity sales, which are largely offset in PBCAE as indicated below.

PBCAE increased $1,409 million or 53%, mainly reflecting the change in fair value of investments backing our policyholder liabilities and lower favourable investment-related experience. Business growth in International Insurance and higher claims costs also contributed to the increase. These factors were partially offset by lower group annuity sales and the favourable impact of new longevity reinsurance contracts.

Non-interest expense increased $4 million or 1%.

Business line review

Canadian Insurance

We offer life, health, travel, home and auto insurance products (in partnership with Aviva Canada), wealth accumulation solutions, and payout annuities to individual, group, HNW and business clients across Canada. Our life and health portfolio includes universal life, term life, critical illness, disability, and group benefits such as long term disability, and health and dental. Our travel products include out-of-province/country medical coverage, and trip cancellation and interruption insurance.

Our group annuities business helps defined benefit pension plan sponsors better manage and control risk. RBC Insurance has a set of strategies and initiatives with a goal to build our momentum and position us for growth in a product line where companies are increasingly looking to transfer the risks associated with their pension obligations to insurance companies – either through group annuity contract or longevity swap products.

In Canada, the majority of our competitors specialize in life and health or property and casualty products. We hold a leading market position in disability insurance products, have a significant presence in life and travel products, and have a growing presence in wealth solutions as well as in home and auto through our distribution agreement with Aviva.

Financial performance

Total revenue increased $1,430 million or 65% from last year, primarily reflecting the change in fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE, and realized investment gains. These factors were partially offset by lower group annuity sales, which is largely offset in PBCAE.

Premiums and deposits decreased $169 million or 7%, as lower group annuity sales were partially offset by growth across other product lines.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            35

Selected highlights	Table 31

(Millions of Canadian dollars)	2019	2018
Total revenue	$3,643	$2,213
Other information
Premiums and deposits
Life and health	$1,328	$1,280
Property and casualty	131	126
Annuity and segregated fund deposits	956	1,178
Fair value changes on investments backing policyholder liabilities	1,099	(434)

International Insurance

International Insurance is primarily comprised of our reinsurance businesses which insure risks of other insurance and reinsurance companies. We offer life, disability and longevity reinsurance products.

The global reinsurance market is competitive and is dominated by a few large players, with significant presence in the U.S., the U.K. and Europe.

Financial performance

Total revenue increased $1 million due to business growth, primarily in longevity reinsurance and higher favourable reinsurance contract renegotiations. These factors were offset by the change in the fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE.

Premiums and deposits increased $126 million or 6%, reflecting growth in longevity reinsurance.

Selected highlights	Table 32

(Millions of Canadian dollars)	2019	2018
Total revenue	$2,067	$2,066
Other information
Premiums and deposits
Life and health	$1,254	$1,225
Property and casualty	(1)	(5)
Annuity	936	843
Fair value changes on investments backing policyholder liabilities	(112)	(1)

Investor & Treasury Services

Investor & Treasury Services is a specialist provider of asset services, a leader in Canadian cash management and transaction banking services, and a provider of treasury services to institutional clients worldwide.

$4.3 trillion	13.2%	$58.8 billion

Assets under administration	Return on equity	Average client deposits

Revenue by Geography

We deliver asset, transaction banking, treasury, and other services to safeguard client assets, maximize liquidity, and manage risk across multiple jurisdictions. While we compete against the world’s largest global custodians, we remain a specialist provider with a focus on providing best-in-class asset services to sophisticated investors. We compete in selected countries in North America, Europe, the U.K., and Asia-Pacific.

We specialize in creating digitally-enabled client-centric products and services. We have top-rated global custody, transfer agency and securities lending products. We are a leading provider of Canadian dollar cash management, correspondent banking and trade finance for financial institutions globally and we provide short-term funding and liquidity management for the bank.

36             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

2019 Operating environment

›

Investments to execute efficiency opportunities and improve the client experience drove higher costs. In Q4, we recognized severance and related costs associated with repositioning of the business to improve cost structures and drive efficiencies.

›	Results in our asset services business reflected challenging market conditions in the earlier part of 2019 and secular industry headwinds.

›	The outlook on interest rates drove lower earnings in treasury services and resulted in margin compression associated with our client deposits.

Strategic priorities

OUR STRATEGY	PROGRESS IN 2019	PRIORITIES IN 2020
Be #1 in Canada	Increased AUA in Canada by 5% year-over-year	Continue to grow income and market share among Canadian asset managers, investment counsellors, pension funds, insurance companies and transaction banking clients
Lead in selected fast growing asset servicing segments and markets to support our clients’ growth	Continued to expand relationships in our chosen markets, fueling our business in Luxembourg and Ireland	Compete in segments and markets which offer the highest risk-adjusted returns
Deliver seamless digital client experiences and employ technology to enable our clients’ success

Continued to invest in infrastructure and automation to increase the robustness of our technology platforms

Rolled-out new functionality on our web-based portal (RBC One®), which provides clients with access to data, dynamic reporting and analytics

Provided clients with secure, flexible access to their data via Application Program Interfaces (APIs)

Enhanced our alternative asset services offering

Continue to provide our clients with seamless digital journeys and secure, robust and continuous service

Design and re-engineer our services to improve client satisfaction, efficiency and risk controls

Continue to use technology and data insights to solve our clients’ current and future challenges

Outlook

In 2020, our focus is to enable our clients’ success and to be the best at what we do in our chosen markets, by operating as one highly-skilled and client-focused team. We will execute on our repositioning initiatives with the aim to return to growth and higher levels of profitability. While we expect the global asset services industry to remain challenging in the near-term, our specialized products and services are well-positioned to grow in the continuously changing operating environment. We will continue to deliver class-leading capabilities to our clients by creating a culture of quality, collaboration and innovation, and focusing investment in digitally-enabled solutions.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

Investor & Treasury Services	Table 33

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2019	2018

Net interest income	$(44)	$297
Non-interest income	2,389	2,294
Total revenue	2,345	2,591
PCL	–	1
Non-interest expense	1,725	1,617
Net income before income taxes	620	973
Net income	$475	$741
Key Ratios
ROE	13.2%	23.5%
Selected balance sheet information
Average total assets	$146,100	$132,100
Average deposits	175,100	161,200
Average client deposits	58,800	58,600
Average wholesale funding deposits	116,300	102,600
Other Information
AUA (1)	$4,318,100	$4,283,100
Average AUA	4,262,300	4,377,300
Number of employees (FTE)	4,684	4,846

(1)	Represents year-end spot balances.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            37

Financial performance

2019 vs. 2018

Net income decreased $266 million or 36%, primarily due to lower funding and liquidity revenue, severance and related costs, as well as lower revenue from our asset services business.

Total revenue decreased $246 million or 9%, mainly due to lower funding and liquidity revenue primarily driven by the impact of reduced money market opportunities in the current year and lower gains from the disposition of certain securities. Lower revenue from our asset services business due to challenging market conditions throughout the earlier part of 2019 and lower client activity also contributed to the decrease.

Non-interest expense increased $108 million or 7%, mainly due to severance and related costs associated with repositioning of the business.

Capital Markets

RBC Capital Markets® is a premier global investment bank providing expertise in banking, finance and capital markets to corporations, institutional investors, asset managers, governments and central banks around the world. Our professionals ensure that clients receive the advice, products, and services their businesses need from 70 offices in 15 countries. Our presence extends across North America, the U.K. & Europe, and Australia, Asia & other regions.

> 15,500	#10	4,269

Number of clients	Global league rankings(1)	Employees

Revenue by Geography

We operate two main business lines, Corporate and Investment Banking and Global Markets.

In North America, we offer a full suite of products and services which include corporate and investment banking, equity and debt origination and distribution, as well as sales and trading. In Canada, we are a market leader with a strategic presence in all lines of capital markets businesses. In the U.S., we have a full industry sector coverage and investment banking product range and compete with large U.S. and global investment banks as well as smaller regional firms. We have leading capabilities in credit, secured lending, municipal finance, fixed income, currencies & commodities, equities and advisory.

Outside North America, we have a select presence in the U.K. & Europe, Australia, Asia & other markets. In the U.K. & Europe, we offer a diversified set of capabilities in key sectors of expertise such as energy, mining, infrastructure, industrial, consumer, healthcare, technology and financial services. In Australia and Asia, we compete with global and regional investment banks in targeted areas aligned to our global expertise, including fixed income distribution and currencies trading, secured finance and corporate and investment banking.

2019 Operating environment

›

We saw an industry-wide decrease in investment banking activities in fiscal 2019 due to challenging market conditions. The market was negatively impacted by ongoing political and economic uncertainty, trade tensions and elevated equity valuations. The global investment banking fee pool was down 11%(1) in fiscal 2019 compared to the prior year with decreases across the majority of products, most notably in loan syndication and equity origination activity. Despite the challenging industry environment, we improved our ranking to 10th place in global league tables(1).

›

The trading environment at the beginning of fiscal 2019 was characterised by an increase in volatility, reflecting some of the factors noted above. The volatility benefited our equity derivatives business by driving higher client activity. We also saw lower liquidity and widening of credit spreads in the first two months of fiscal 2019 which drove lower corporate bond trading with a pickup in activity in January 2019. The second half of fiscal 2019 was characterized by heightened levels of market uncertainty which drove lower results in our equity and interest rate trading businesses. Overall, our trading businesses performed well despite a less favourable market environment in the current year.

›	After relatively benign credit conditions in the prior year, we returned to a more normalized level of credit losses towards the end of 2019.

(1)	Source: Dealogic, based on global investment bank fees, Fiscal 2019

38             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Strategic priorities

OUR STRATEGY	PROGRESS IN 2019	PRIORITIES IN 2020
To be among the world’s most successful investment banks by serving clients in the most attractive markets

Improved our ranking to 10th(1) place in the global league table

Successfully maintained #1 market share position in Canada(1) and ranked Best Investment Bank in Canada(2)

Successfully grew our M&A advisory practice which was reflected in attaining 10th place ranking for advising on announced U.S. M&A deals this year(3)

U.K./Europe Equity Capital Markets (ECM) ranking improved to 16th place in the global league table, from 28th place in fiscal 2018(1)

Maintain our leadership position in Canada

Continue to be the Canadian leader in the U.S., our largest market with the best opportunity for growth

Continue to be a leader in targeted areas in the U.K., Europe and Asia-Pacific aligned with our global expertise

Deepen client relationships as an innovative, trusted partner

Continued focus on the largest users of our products and have strengthened our senior coverage teams in the U.S., the U.K. and Europe by adding more senior bankers to the platform

Invested in technology and innovation to enhance existing capabilities to drive growth in our Global Markets business, including investment in an artificial intelligence powered platform

Expanded and strengthened our product offering within the Global Markets business

Continued to win significant mandates and won our largest-ever U.S. advisory mandate as sole financial advisor to Branch Banking and Trust Company (BB&T) in its merger of equals with SunTrust, a transaction with a value of US$66 billion when announced in February 2019

Support our clients by partnering with them to understand their strategic objectives and delivering solutions to achieve their goals

Continue to grow and strengthen our senior coverage teams

Focus on long-term client relationships aligned with our global capabilities

Continue to drive technology innovations through our data strategy, electronification and artificial intelligence initiatives

Drive collaboration, simplify our business and optimize capital use to earn high risk-adjusted returns on assets and equity

Continued to drive increased collaboration across our geographies and businesses to provide our clients with holistic solutions

Continued to focus on efficient deployment of our capital and growth throughout our businesses by reducing unproductive assets and re-allocating capital to businesses that provide higher returns and increased profitability

Acted as exclusive financial advisor to Permira Funds on the acquisition of Cambrex Corporation and provided committed debt financing in support of the transaction valued at approximately US$2.4 billion

Collaborate to deliver clients our full suite of global products and services

Continue to focus on deepening client relationships by driving cross business collaboration within RBC Capital Markets and across the enterprise

Continue disciplined approach to managing costs and risk, maintain a balance between investment banking and trading revenue and align our resources around top client opportunities

Outlook

Despite a challenging market environment in fiscal 2019, we have made good progress on delivering on our strategic priorities. In our investment banking business, we have been successful in winning more and higher quality mandates. In 2020, we expect solid momentum in our investment banking business, driven by M&A fees as we are participating in a number of marquee transactions that have been announced across various sectors. Global Markets performed well in 2019 despite macro headwinds as we have a diversified geographic and product mix which can perform well even in challenging market environments. We expect these businesses to continue to see solid performances into 2020 by continuing to leverage investments in technology innovation, expanding and strengthening our product offering and focusing on ensuring financial resources are deployed appropriately to key target clients in an effort to maximize return. Our lending business will continue to focus on Risk Weighted Asset optimization and the execution of client plans. Although regulatory headwinds continue to impact earnings growth, we will look to drive strategic value from recent technology investments and continually optimize our capital deployment.

For further details on our general economic review and outlook, refer to the Economic, market and regulatory review and outlook section.

(1)	Source: Dealogic, based on global investment bank fees, Fiscal 2019
(2)	Source: Global Finance and Euromoney 2019
(3)	Source: BNN Bloomberg based on announced M&A deals as at October 31, 2019

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            39

Capital Markets	Table 34

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2019	2018

Net interest income (1), (2)	$4,043	$3,328
Non-interest income (1), (2)	4,245	5,070
Total revenue (1)	8,288	8,398
PCL on performing assets	36	(13)
PCL on impaired assets	263	61
Total PCL	299	48
Non-interest expense	5,096	4,960
Net income before income taxes	2,893	3,390
Net income	$2,666	$2,777
Revenue by business
Corporate and Investment Banking	$3,792	$4,113
Global Markets	4,663	4,496
Other	(167)	(211)
Key ratios
ROE	11.4%	13.0%
Selected balance sheet and other information
Average total assets	$666,500	$576,300
Average trading securities	102,100	95,800
Average loans and acceptances, net	99,800	85,000
Average deposits (2)	77,300	70,100
Other information
Number of employees (FTE)	4,269	4,162
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.07%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items
(Millions of Canadian dollars, except percentage amounts)	2019 vs. 2018
Increase (decrease):
Total revenue	$148
Non-interest expense	67
Net income	67
Percentage change in average U.S. dollar equivalent of C$1.00	(3)%
Percentage change in average British pound equivalent of C$1.00	2%
Percentage change in average Euro equivalent of C$1.00	2%

(1)	The teb adjustment for 2019 was $450 million (2018 – $542 million). For further discussion, refer to the How we measure and report our business segments section.
(2)	Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively, are presented in net interest income and other liabilities, respectively. Comparative amounts have been reclassified to conform with this presentation.

Financial performance

2019 vs. 2018

Net income decreased $111 million or 4%, driven by lower revenue in Corporate and Investment Banking, higher PCL and higher technology and related costs. These factors were partially offset by a lower effective tax rate largely reflecting changes in earnings mix, higher revenue in Global Markets and the impact of foreign exchange translation.

Total revenue decreased $110 million or 1%, largely due to lower loan syndication activity, lower equity origination primarily in North America, and lower M&A largely in Europe and Canada. These factors were partially offset by the impact of foreign exchange translation, lower residual funding costs and higher fixed income trading revenue across all regions.

PCL increased $251 million, driven by an increase in provisions on impaired loans in the oil & gas and industrial products sectors and higher provisions on performing loans. PCL on impaired loans ratio increased 19 bps. For further details, refer to Credit quality performance in the Credit risk section.

Non-interest expense increased $136 million or 3%, largely due to the impact of foreign exchange translation and higher technology and related costs, partially offset by lower compensation on decreased results.

40             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Business line review

Corporate and Investment Banking

Corporate and Investment Banking comprises our corporate lending, loan syndication, debt and equity origination, M&A advisory services, client securitization and the global credit businesses. For debt and equity origination, revenue is allocated between Corporate and Investment Banking and Global Markets based on the contribution of each group in accordance with an established agreement.

Financial performance

Corporate and Investment Banking revenue of $3,792 million decreased $321 million or 8% as compared to last year.

Investment banking revenue decreased $435 million or 21%, primarily due to lower loan syndication activity, lower M&A primarily in Europe and Canada, lower equity origination mainly in North America, and reduced municipal banking activity. These factors were partially offset by the impact of foreign exchange translation.

Lending and other revenue increased $114 million or 6%, reflecting the impact of foreign exchange translation, as well as increased client activity mainly in the U.S.

Selected highlights	Table 35

(Millions of Canadian dollars)	2019	2018
Total revenue (1)	$3,792	$4,113
Breakdown of revenue (1)
Investment banking	$1,672	$2,107
Lending and other (2)	2,120	2,006
Other information
Average assets	$86,400	$74,400
Average loans and acceptances, net	76,700	61,100
(1)	The teb adjustment for the year ended October 31, 2019 was $80 million (October 31, 2018 – $224 million). For further discussion, refer to the How we measure and report our business segments section.
(2)	Comprises our corporate lending, client securitization, and global credit businesses.

Global Markets

Global Markets comprises our fixed income, foreign exchange, equity sales and trading, repos and secured financing and commodities businesses.

Financial performance

Total revenue of $4,663 million increased $167 million or 4% as compared to last year.

Revenue in our Fixed income, currencies and commodities business increased $28 million or 1%.

Revenue in our Equities business increased $30 million or 3%, primarily due to higher equity trading revenue mainly in North America, partially offset by lower equity origination primarily in North America.

Revenue in our Repo and secured financing business increased $109 million or 9%, mainly due to increased client activity.

Selected highlights	Table 36

(Millions of Canadian dollars)	2019	2018
Total revenue (1)	$4,663	$4,496
Breakdown of revenue (1)
Fixed income, currencies and commodities	$2,150	$2,122
Equities	1,166	1,136
Repo and secured financing (2)	1,347	1,238
Other information
Average assets	$583,700	$508,900
(1)	The teb adjustment for the year ended October 31, 2019 was $370 million (October 31, 2018 – $318 million). For further discussion, refer to the How we measure and report our business segments section.
(2)	Comprises our secured funding businesses for internal businesses and external clients.

Other

Other includes our legacy portfolio, which mainly consists of our U.S. commercial mortgage-backed securities and structured rates in Asia.

Financial performance

Revenue increased $44 million or 21% as compared to last year, largely due to lower residual funding costs.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            41

Corporate Support

Corporate Support consists of Technology & Operations, which provide the technological and operational foundation required to effectively deliver products and services to our clients, Functions, which includes our finance, human resources, risk management, internal audit and other functional groups, as well as our Corporate Treasury function. Reported results for Corporate Support mainly reflect certain activities related to monitoring and oversight of enterprise activities which are not allocated to business segments. For further details, refer to the How we measure and report our business segments section.

Corporate Support	Table 37

(Millions of Canadian dollars, except as otherwise noted)	2019	2018
Net interest income (loss) (1)	$104	$(51)
Non-interest income (loss) (1)	(453)	(483)
Total revenue (1)	(349)	(534)
Non-interest expense	131	58
Income (loss) before income taxes (1)	(480)	(592)
Income taxes (recoveries) (1)	(452)	(437)
Net income (loss) (2)	$(28)	$(155)
(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the year ended October 31, 2019 was $(1) million (October 31, 2018 – $22 million).

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each year.

Total revenue and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in income taxes (recoveries).

The teb amount for the year ended October 31, 2019 was $450 million and was $542 million last year.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each year.

2019

Net loss was $28 million, largely due to the impact of an unfavourable accounting adjustment, residual unallocated costs and unfavourable tax impacts, partially offset by asset/liability management activities.

2018

Net loss was $155 million, largely due to the impact of the U.S. Tax Reform of $178 million which was primarily related to the write-down of net deferred tax assets, partially offset by asset/liability management activities.

Quarterly financial information

Fourth quarter performance

Q4 2019 vs. Q4 2018

Fourth quarter net income of $3,206 million was down $44 million or 1% from last year. Diluted EPS of $2.18 was down $0.02 and ROE of 16.2% was down 140 bps. Lower results in Investor & Treasury Services, Capital Markets and Insurance were partially offset by strong earnings in Wealth Management and Personal & Commercial Banking. Our results also reflected a net loss in Corporate Support.

Total revenue increased $701 million or 7%, largely due to the change in the fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE as indicated below, and an increase in net interest income reflecting average volume growth in Canadian Banking and U.S. Wealth Management (including City National), partially offset by lower spreads in U.S. Wealth Management (including City National), and a gain on the sale of the private debt business of BlueBay. Higher average fee-based client assets reflecting market appreciation and net sales, higher fixed income trading revenue, realized investment gains in Insurance, and the change in fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense, also contributed to the increase. These factors were partially offset by lower group annuity sales, which are largely offset in PBCAE as indicated below, and lower M&A and equity trading revenue in Capital Markets.

Total PCL increased $146 million and the PCL ratio on loans of 32 bps increased 9 bps from last year, due to higher provisions in Personal & Commercial Banking, Capital Markets, and Wealth Management. After relatively benign credit conditions in the prior year, we returned to a more normalized level of credit losses towards the end of 2019.

PBCAE increased $160 million or 32%, mainly due to the change in fair value of investments backing our policyholder liabilities, lower favourable investment-related experience, business growth and lower favourable reinsurance contract renegotiations. Lower favourable annual actuarial assumption updates, largely related to unfavourable mortality, morbidity and commission experience, partially offset by favourable economic assumptions, and higher claims costs also contributed to the increase. These factors were partially offset by lower group annuity sales and the favourable impact of new longevity reinsurance contracts.

Non-interest expense increased $437 million or 7%, mainly due to severance and related costs associated with repositioning of our Investor & Treasury Services business. Increased costs in support of business growth and higher staff-related costs, the change in the fair value of our U.S. share-based compensation plans, which was largely offset in revenue, and the impact of an unfavourable accounting adjustment in Corporate Support also contributed to the increase.

42             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Income tax expense increased $2 million from last year. The effective income tax rate increased from 17.5% last year to 17.8%, mainly due to higher favourable tax adjustments in the prior year, partially offset by higher tax-exempt income in the current year.

Q4 2019 vs. Q3 2019

Net income of $3,206 million was down $57 million or 2% compared to the prior quarter, primarily due to severance and related costs associated with repositioning our Investor & Treasury Services business and higher PCL. Lower results in Capital Markets driven by lower M&A and lower equity origination, and the impact of an unfavourable accounting adjustment in Corporate Support also contributed to the decrease. These factors were partially offset by a gain on the sale of the private debt business of BlueBay, and the favourable impact of new longevity reinsurance contracts in the current quarter in Insurance.

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)	Table 38

	2019				2018

(Millions of Canadian dollars, except per share and percentage amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Personal & Commercial Banking	$4,568	$4,546	$4,333	$4,418	$4,364	$4,284	$4,103	$4,165
Wealth Management	3,187	3,029	2,979	2,948	2,740	2,798	2,605	2,783
Insurance	1,153	1,463	1,515	1,579	1,039	1,290	806	1,144
Investor & Treasury Services	566	561	587	631	624	620	671	676
Capital Markets (2)	1,987	2,034	2,169	2,098	2,056	2,157	2,010	2,175
Corporate Support (2)	(91)	(89)	(84)	(85)	(154)	(124)	(141)	(115)
Total revenue	$11,370	$11,544	$11,499	$11,589	$10,669	$11,025	$10,054	$10,828
PCL	499	425	426	514	353	346	274	334
PBCAE	654	1,046	1,160	1,225	494	925	421	836
Non-interest expense	6,319	5,992	5,916	5,912	5,882	5,858	5,482	5,611
Income before income taxes	$3,898	$4,081	$3,997	$3,938	$3,940	$3,896	$3,877	$4,047
Income taxes	692	818	767	766	690	787	817	1,035
Net income	$3,206	$3,263	$3,230	$3,172	$3,250	$3,109	$3,060	$3,012
EPS – basic	$2.19	$2.23	$2.20	$2.15	$2.21	$2.10	$2.06	$2.02
– diluted	2.18	2.22	2.20	2.15	2.20	2.10	2.06	2.01
Effective income tax rate	17.8%	20.0%	19.2%	19.5%	17.5%	20.2%	21.1%	25.6%
Period average US$ equivalent of C$1.00	$0.755	$0.754	$0.751	$0.749	$0.767	$0.767	$0.778	$0.794
(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital Markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months which results in lower client activity and may negatively impact the results of our Capital Markets brokerage business.

Trend analysis

Earnings have generally trended upward over the period. However, results in the first quarter of 2019 were impacted by challenging market conditions throughout the earlier part of the quarter. Quarterly earnings are also affected by the impact of foreign exchange translation.

Personal & Commercial Banking revenue has benefitted from solid volume growth since the beginning of the period. Higher spreads across the period reflecting higher interest rates have been partially offset by the impact of competitive pricing pressures. Overall, however, market interest rates have moderated in the latter half of the 2019.

Wealth Management revenue has generally trended upwards primarily due to growth in average fee-based client assets which benefitted from market appreciation and net sales. Net interest income has also increased largely driven by volume growth across the period and the impact of higher interest rates throughout the majority of the period. The impact of the U.S. Fed rate cuts resulted in lower spreads in the fourth quarter of 2019. A gain on the sale of the private debt business of BlueBay contributed to the increase in the fourth quarter of 2019. The change in the fair value of the hedges related to our U.S. share-based compensation plans, which is largely offset in Non-interest expense, also contributed to fluctuations in revenue over the period.

Insurance revenue fluctuated over the period, primarily due to the impact of changes in the fair value of investments backing our policyholder liabilities. Revenue has benefited from business growth in Canadian and International Insurance over the majority of the period with lower group annuity sales impacting the fourth quarter of 2019.

Investor & Treasury Services revenue has been impacted by fluctuations in market conditions and client activity across the period. The first half of 2018 trended higher due to generally higher market volatility, growth in client deposits, and increased client activity from our asset service business, combined with an improvement in funding and liquidity performance. Revenue from our funding and liquidity business was impacted by reduced money market opportunities in the current year and our asset services business was impacted by challenging market conditions during the first half of 2019. The latter part of the period was impacted by lower client activity and lower client deposit margins.

Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity in our Corporate and Investment Banking and Global Markets businesses, with the first quarter results generally stronger than the remaining quarters.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            43

The second quarter of 2018 experienced lower equity originations driven by lower market activity, decreased fixed income trading across all regions, and lower equity trading revenue in the U.S. The decline experienced in the fourth quarter of 2018 largely resulted from lower fixed income trading revenue. Client activity in 2019 was impacted by challenging market conditions resulting in lower investment banking fee revenues experienced across the industry. The impact of challenging market conditions also resulted in lower equity trading revenue in the second half of 2019.

PCL on performing assets has fluctuated over the period as it is impacted by volume growth, changes in portfolio mix, model changes and macroeconomic conditions. PCL saw lower provisions and higher recoveries on impaired loans across a few sectors for the majority of 2018. The fourth quarter of 2018 was also impacted by the restructuring of portfolios in Barbados. After relatively benign credit conditions in 2018, we returned to a more normalized level of credit losses towards the end of 2019.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities and business growth, including the impact of group annuity sales, both of which are largely offset in Revenue. PBCAE has also fluctuated due to investment-related experience and claims costs over the period. Since late 2018, PBCAE has been positively impacted by favourable reinsurance contract renegotiations. Actuarial adjustments, which generally occur in the fourth quarter of each year, also impact PBCAE results.

While we continue to focus on efficiency management activities, Non-interest expense generally trended upwards over the period. Growth mainly reflects higher costs in support of business growth and our ongoing investments in technology and related costs, including digital initiatives, and higher staff-related costs, including variable compensation. The increase in the fourth quarter of 2019 reflected severance and related costs associated with repositioning of our Investor & Treasury Services business.

Our effective income tax rate has fluctuated over the period, mostly due to various levels of tax adjustments and changes in earnings mix. The first quarter of 2018 was adversely impacted by the U.S. Tax Reform, which resulted in the write-down of net deferred tax assets, however, this was more than offset during 2018 by the ongoing lower corporate tax rate. The first quarter of 2019 included a write-down of deferred tax assets resulting from a change in the corporate tax rate in Barbados.

Financial condition

Condensed balance sheets

Table 39

(Millions of Canadian dollars)	2019	2018
Assets
Cash and due from banks	$26,310	$30,209
Interest-bearing deposits with banks	38,345	36,471
Securities, net of applicable allowance (1)	249,004	222,866
Assets purchased under reverse repurchase agreements and securities borrowed	306,961	294,602
Loans
Retail	426,086	399,452
Wholesale	195,870	180,278
Allowance for loan losses	(3,100)	(2,912)
Other – Derivatives	101,560	94,039
– Other (2)	87,899	79,729
Total assets	$1,428,935	$1,334,734
Liabilities
Deposits (3)	$886,005	$836,197
Other – Derivatives	98,543	90,238
– Other (2), (3)	350,947	319,213
Subordinated debentures	9,815	9,131
Total liabilities	1,345,310	1,254,779
Equity attributable to shareholders	83,523	79,861
Non-controlling interests	102	94
Total equity	83,625	79,955
Total liabilities and equity	$1,428,935	$1,334,734
(1)	Securities are comprised of trading and investment securities.
(2)	Other – Other assets and liabilities include Segregated fund net assets and liabilities, respectively.
(3)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.

2019 vs. 2018

Total assets increased $94 billion or 7% from last year. Foreign exchange translation increased total assets by $2 billion.

Cash and due from banks was down $4 billion or 13%, mainly due to lower deposits with central banks, reflecting our short-term cash management activities.

Interest-bearing deposits with banks increased $2 billion or 5%, largely due to higher deposits with central banks, reflecting our cash management activities.

Securities, net of applicable allowance, were up $26 billion or 12%, largely driven by higher government debt securities, driven by client and business activities. Higher equity trading securities, reflecting favourable market conditions, also contributed to the increase.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $12 billion or 4%, driven by client and business activities, partially offset by higher financial netting.

Loans (net of Allowance for loan losses) were up $42 billion or 7%, primarily due to volume growth, which was driven by higher residential mortgages loans and wholesale loans.

Derivative assets were up $8 billion or 8%, mainly attributable to higher fair values on interest rate contracts, partially offset by lower fair values on foreign exchange contracts.

44             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Other assets were up $8 billion or 10%, driven by higher customers’ liability under acceptances and higher commodities trading receivables, driven by client demand. Higher cash collateral also contributed to the increase.

Total liabilities increased $91 billion or 7% from last year. Foreign exchange translation increased total liabilities by $2 billion.

Deposits increased $50 billion or 6%, mainly as a result of higher business and retail deposits, driven by client activities.

Derivative liabilities were up $8 billion or 9%, mainly attributable to higher fair values on interest rate contracts, partially offset by lower fair values on foreign exchange contracts.

Other liabilities increased $32 billion or 10%, mainly attributable to higher obligations related to repurchase agreements due to increased client activity, partially offset by higher financial netting. Higher obligations related to securities sold short and higher acceptances also contributed to the increase.

Total equity increased $4 billion or 5% reflecting earnings, net of dividends and share repurchases, redemptions of preferred shares and the impact of lower discount rates on the remeasurement of our employee benefit plans, partially offset by favourable returns on plan assets.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables and residential and commercial mortgage loans primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans as part of our sales and trading activities.

We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program. The majority of our securitization activities are recorded on our Consolidated Balance Sheets as we do not meet the derecognition criteria. During 2019, we did not derecognize any mortgages securitized through the NHA MBS program. As at October 31, 2018, we derecognized $1.3 billion of mortgages where both the NHA MBS and the residual interests in the mortgage pools were sold to third parties resulting in the transfer of substantially all of the risks and rewards. For further details, refer to Note 6 and Note 7 of our 2019 Annual Consolidated Financial Statements.

We also periodically securitize commercial mortgage loans by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to structured entities, one of which is sponsored by us. Securitized commercial mortgage loans are derecognized from our Consolidated Balance Sheets as we have transferred substantially all of the risks and rewards of ownership of the securitized assets. During the year ended October 31, 2019, we securitized $696 million of commercial mortgages (October 31, 2018 – $352 million). Our continuing involvement with the transferred assets is limited to servicing certain of the underlying commercial mortgages sold. As at October 31, 2019, there was $1.9 billion of commercial mortgages outstanding that we continue to service related to these securitization activities (October 31, 2018 – $1.5 billion).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of our clients’ financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third-party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our 2019 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. Our clients primarily use our multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral. The conduits offer us a favourable revenue stream and risk-adjusted return.

We provide services such as transaction structuring, administration, backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Revenue for all such services amounted to $254 million during the year (October 31, 2018 – $262 million).

Our total commitment to the conduits in the form of backstop liquidity and credit enhancement facilities is shown below. The total committed amount of these facilities exceeds the total amount of the maximum assets that may have to be purchased by the conduits under the purchase agreements. As a result, the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amounts of these facilities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            45

Liquidity and credit enhancement facilities						Table 40
	2019			2018

As at October 31 (Millions of Canadian dollars)	Notional of committed amounts (1)	Allocable notional amounts	Maximum exposure to loss (2)	Notional of committed amounts (1)	Allocable notional amounts	Maximum exposure to loss (2)
Backstop liquidity facilities	$37,935	$36,229	$36,229	$38,342	$36,193	$36,193
Credit enhancement facilities (3)	1,706	1,706	1,706	2,149	2,149	2,149
Total	$39,641	$37,935	$37,935	$40,491	$38,342	$38,342

(1)	Based on total committed financing limit.
(2)	Not presented in the table above are derivative assets with a fair value of $97 million (October 31, 2018 –$nil) which are a component of our total maximum exposure to loss from our interests in the multi-seller conduits. Refer to Note 7 of our 2019 Annual Consolidated Financial Statements for more details.
(3)	Includes $14 million (October 31, 2018 - $22 million) of Financial standby letters of credit.

As at October 31, 2019, the notional amount of backstop liquidity facilities we provide decreased by $407 million or 1% from last year. The decrease as compared to last year was primarily due to lower outstanding securitized assets in the multi-seller conduits. The notional amount of partial credit enhancement facilities we provide decreased by $443 million from last year. The decrease in the credit enhancement facilities reflects lower client usage.

Maximum exposure to loss by client type	Table 41

	2019			2018

As at October 31 (Millions of dollars)	US$	C$	Total C$	US$	C$	Total C$
Outstanding securitized assets
Credit cards	$4,258	$510	$6,117	$4,406	$510	$6,308
Auto loans and leases	9,003	2,882	14,738	10,726	2,148	16,260
Student loans	1,777	–	2,340	1,707	–	2,246
Trade receivables	2,338	–	3,079	2,220	–	2,921
Equipment receivables	1,479	–	1,948	1,581	–	2,080
Consumer loans	2,150	–	2,831	1,387	–	1,825
Dealer floor plan receivables	910	878	2,077	833	852	1,948
Fleet finance receivables	602	306	1,099	614	306	1,113
Insurance premiums	213	286	566	122	194	355
Residential mortgages	–	1,014	1,014	–	1,377	1,377
Transportation finance	1,498	153	2,126	1,335	153	1,909
Total	$24,228	$6,029	$37,935	$24,931	$5,540	$38,342
Canadian equivalent	$31,906	$6,029	$37,935	$32,802	$5,540	$38,342

Our overall exposure decreased by 1% compared to last year, reflecting a decrease in the outstanding securitized assets of the multi-seller conduits. Correspondingly, total assets of the multi-seller conduits decreased by $398 million or 1% from last year, primarily due to decreases in the Auto loans and leases and Residential mortgages asset classes, which were offset by increases in the Consumer loans, Insurance premiums and Transportation finance asset classes. 100% of multi-seller conduits assets were internally rated A or above, consistent with last year. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in the U.S. multi-seller conduits are reviewed by Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings (Fitch). Transactions in the Canadian multi-seller conduits are reviewed by DBRS and Moody’s. Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

As at October 31, 2019, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $23.8 billion, a decrease of $1.1 billion or 4.4% from last year. The decrease in the amount of ABCP issued by the multi-seller conduits compared to last year is primarily due to lower client usage. The rating agencies that rate the ABCP rated 100% (October 31, 2018 – 71%) of the total amount issued within the top ratings category.

Structured finance

We invest in auction rate securities (ARS) of certain trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these ARS trusts as at October 31, 2019 was $60 million (October 31, 2018 – $176 million). The decrease in our maximum exposure to loss was primarily related to sales to third parties and redemptions.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at October 31, 2019, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $3.1 billion (October 31, 2018 – $2.4 billion). The increase in our maximum exposure to loss relative to last year was primarily due to the addition of new trusts.

We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations (CLO). A portion of the proceeds from the sale of the term CLO is used to fully repay the senior warehouse financing that we provide. As at October 31, 2019, our maximum exposure to loss associated with the outstanding senior warehouse financing facilities was $253 million (October 31, 2018 – $837 million). The decrease in our maximum exposure to loss relative to last year was related to the termination of existing financing facilities.

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement designed to cover a

46             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

multiple of historical losses. As at October 31, 2019, our maximum exposure to loss associated with the outstanding senior financing facilities was $2.8 billion (October 31, 2018 – $1.8 billion). The increase in our maximum exposure to loss relative to last year was driven by the addition of new financing facilities.

Investment funds

We invest in hedge funds primarily to provide clients with desired exposures to reference funds. As we make investments in the reference funds, exposures to the funds are simultaneously transferred to clients through derivative transactions. Our maximum exposure to loss in the reference funds is limited to our investments in the funds. As at October 31, 2019, our maximum exposure to loss was $1.8 billion (October 31, 2018 – $2.7 billion). The decrease in our maximum exposure to loss relative to last year was due to reduced holdings in third-party investment funds.

We also provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at October 31, 2019, our maximum exposure to these funds was $275 million (October 31, 2018 – $275 million).

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at October 31, 2019, our maximum exposure to loss in these entities was $10.7 billion (October 31, 2018 – $10.2 billion). The increase in our maximum exposure to loss compared to last year reflects growth in the securitized assets in these entities and the impact of foreign currency translation. Interest and non-interest income earned in respect of these investments was $195 million (October 31, 2018 – $126 million).

Guarantees, retail and commercial commitments

We provide our clients with guarantees and commitments that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at October 31, 2019 amounted to $380.3 billion compared to $392.7 billion last year. The decrease compared to last year was driven primarily by lower business activity in securities lending indemnifications partially offset by growth in both commitments to extend credit and financial standby letters of credit. Refer to Liquidity and funding risk and Note 25 of our 2019 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

We are in the business of managing the risks inherent to the financial services industry as we aim to create maximum value for our shareholders, clients, employees and communities. The ability to manage risk is a core competency of the bank, and is supported by our strong risk conduct and risk-aware culture. Our view of risks is dynamic, reflecting the pace of change in the financial services industry.

Top and emerging risks

An important component of our risk management approach is to ensure that top risks and emerging risks, as they evolve, are identified, managed, and incorporated into our existing risk management assessment, measurement, monitoring and escalation processes. These practices ensure a forward-looking risk assessment is maintained by management in the course of business development and as part of the execution of ongoing risk oversight responsibilities. Top and emerging risks are discussed by senior management and the Board on a regular basis.

We have developed separate definitions for Top Risks and Emerging Risks, as well as supplementary internal guidance, to support enterprise-wide identification and assessment of all material risks, including those that are not readily apparent.

•	A Top Risk is a risk already identified and well understood that could materially impact our financial results, reputation, business model, or strategy in the short to medium term.
•

An Emerging Risk is one that could materially impact our financial results, reputation, business model, or strategy, but is distinguished by a lack of clarity with respect to the probabilities, impacts, timing, and/or ranges of potential outcomes.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            47

Top Risks	Description
Information Technology and Cyber Risks

Information technology (IT) and cyber risks remain as top risks, not only for the financial services sector, but for other industries worldwide. We are subject to heightened risks in the form of cyber-attacks, data breaches, cyber extortion and similar compromises, due to the size, scale, and global nature of our operations, our heavy reliance on the internet to conduct day-to-day business activities, our intricate technological infrastructure and our use of third party service providers. Additionally, clients’ use of personal devices can create further avenues for potential cyber-related incidents as the bank has little or no control over the safety of these devices. As the volume and sophistication of cyber-attacks continue to increase, the resulting implications could include business interruptions, service disruptions, financial loss, theft of intellectual property and confidential information, litigation, enhanced regulatory attention and penalties, and reputational damage. Furthermore, the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI) and robotics, call for continued focus and investment to manage our risks effectively. For details on how we are managing these risks, refer to the Operational risk section.

Privacy, Data and Third Party Related Risks

The management, use, and protection of data is a top risk given the high value attributed to data and the potential exposure to operational risks, reputational risks, and regulatory compliance risks. The growing importance of effective privacy and information management practices and controls has been demonstrated by the pace and size of recent regulatory enforcement. Further, as we continue to partner with third party service providers and adopt new technologies and business models (e.g., cloud computing), our potential exposure to these risks increases. For details on how we are managing these risks, refer to the Operational risk section.

Geopolitical Uncertainty

Persisting trade tensions, policy changes, and uncertainties pertaining to Brexit and the political direction of the U.S., U.K. and Europe, have continued to impact global economic growth prospects and market sentiment. The Canadian economy is vulnerable to continued trade tensions given the country’s trading relationships with the U.S. and China. Tensions also remain elevated between China and the U.S. as they continue to negotiate a trade deal. In addition, the changing political landscape in Hong Kong and ongoing tensions in the Middle East add further to global and economic uncertainty.

Canadian Housing and Household Indebtedness

The Government of Canada, and a number of provincial governments, have introduced measures to respond to concerns related to housing affordability in certain markets and elevated levels of Canadian household debt. Lower mortgage rates, along with a solid labour market and strong population growth, helped spark a recovery in the Canadian housing market in 2019. The turnaround, however, has been slower in Western Canada due to the presence of additional cooling measures in British Columbia, coupled with more modest economic growth in Alberta and Saskatchewan. Low interest rates should help ease upward pressures on household debt service ratios but should interest rates begin to rise, this could have materially negative credit implications for our broader consumer lending activities.

Regulatory Changes

We operate in multiple jurisdictions, and the continued introduction of new or revised regulations leads to increasing focus across the organization on meeting higher regulatory requirements across a number of different markets. Financial and other reforms coming into effect, across multiple jurisdictions, such as the Canadian Anti-Money Laundering regulations and Interest Rate Benchmark Reform, continue to provide challenges and impact our operations and strategies. For more details, refer to the Legal and regulatory environment risk section.

Emerging Risks	Description
Digital Disruption and Innovation

Demographic trends, evolving client expectations, the increased power to analyze data and the emergence of disruptors are creating competitive pressures across a number of sectors. Established technology companies, newer competitors, and regulatory changes continue to foster new business models that could challenge traditional banks and financial products. In addition, these trends and developments are eliciting re-energized efforts from traditional competitors to meet the evolving needs of clients and compete with non-traditional competitors. Finally, the adoption of new technologies, such as AI and machine learning, presents opportunities for us, but could result in new and complex risks that would need to be managed effectively.

Climate Change

Extreme weather events and the global transition to a low carbon economy could result in a broad range of impacts, including potential strategic, reputational, structural and credit related risks for us and our clients. In addition, climate change regulations, frameworks, and guidance are rapidly emerging and evolving across the globe. Increasing regulatory expectations create a new set of compliance risks that need to be managed. For details on how we are managing these risks, refer to the Environmental and social risk discussion within the Overview of other risks section.

48             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Overview

As a global financial institution with a diversified business model, we actively manage a variety of risks to help protect and enable our businesses by following these risk management principles:

Risk Management Principles

•	Effectively balance risk and reward to enable sustainable growth;
•	Shared responsibility for risk management;
•	Always uphold our Purpose and Vision, and consistently abide by our Values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues and communities;
•	Undertake only risks we understand and make thoughtful and future-focused risk decisions;
•	Maintain a healthy and robust control environment to protect our stakeholders;
•	Use judgment and common sense;
•	Always be operationally prepared and financially resilient for a potential crisis.

The dynamic nature of the financial services industry, and technological innovation, necessitate that our processes, tools and practices are continuously improving and responsive to the changing landscape and emerging risks. We accomplish this through an effective and evolving risk management approach. All risk-taking activities and exposures are within the Board-approved risk appetite, risk limits and corresponding capital and liquidity requirements. We ensure that our business activities and transactions provide an appropriate balance of return for the risks assumed and the costs incurred. Our organizational design and governance processes ensure that our Group Risk Management (GRM) function is independent from the businesses it supports.

Risk drivers

We define risk as the potential for downside volatility of earnings or an adverse effect on our resilience, due to losses or an undesirable outcome with respect to volatility of actual earnings in relation to expected earnings, capital adequacy or liquidity. Our principal risks include credit, market, liquidity, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive, and systemic risks, which have been classified into four categories based on the level of control and influence that we can exert against these risks. These categories are maintained by GRM and reviewed regularly to ensure all principal risks are reflected. This classification methodology provides a common language and discipline for the identification and assessment of risk in existing businesses, new businesses, products or initiatives, as well as acquisitions and alliances.

Less

Control & Influence

Risk type	Description
Macroeconomic	• Adverse changes in the macroeconomic environment can impact the real economy or the financial system in any of the regions in which we operate. – Examples include deterioration in the Canadian housing market, abrupt changes in the geopolitical environment, or unfavourable global trade agreements. • Resultant impacts can materialize as loss of revenue, as well as realization of credit, market or operational risk losses. • Macroeconomic risk is the least controllable type of risk arising from the business environment in which we operate. • However, we have controls in place to mitigate the impacts. These include our diversified business model and funding sources, financial crisis management strategies and protocols, stress testing programs, and product and geographic diversification.
Strategic	• Business strategy is a major driver of our risk appetite, including acquisitions and dispositions, responses to threats posed by non-traditional competitors and responses to proposed changes in the regulatory environment. • Choosing the wrong strategy, or poorly executing on the correct strategy, could have reputational risk consequences, impact our revenue mix, and/or affect our exposure to earnings volatility and loss absorption capacity. • We have a fair degree of control and influence we can exert in managing strategic and reputation risk. While the legal and regulatory environment and competitive risks are less controllable, we seek to influence them through our role as a corporate entity and as an active participant in the Canadian and global financial services industry.
Operational / Regulatory Compliance	• The complexity and scope of our operations across the globe exposes us to operational and regulatory compliance risks, which include fraud, anti-money laundering, cybersecurity and conduct risk. • We have a certain level of control over these risks through our people and systems as well as how we respond to external events.
Transactional / Positional	• Credit, market, liquidity and insurance risks are an integral part of our day-to-day business activities. • We earn revenue by taking these transactional / positional risks. • We understand these risks well and have the greatest level of control and influence over them.

More

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            49

Enterprise risk management

Under the oversight of the Board and senior management, the Enterprise Risk Management Framework (ERMF) provides an overview of our enterprise-wide programs for managing risk, including identifying, assessing, measuring, controlling, monitoring and reporting on the significant risks that face the organization.

Risk governance

We have an effective and well-established governance framework in place to ensure that risks impacting our businesses are identified, appropriately categorized, assessed, managed and communicated to the Board in a timely manner. The risk governance framework has been established, and is maintained in alignment with, the expectations of the Office of the Superintendent of Financial Institutions (OSFI), the Basel Committee on Banking Supervision’s (BCBS) corporative governance principles, and the requirements and expectations of other regulators in the jurisdictions and businesses in which we conduct business, and in accordance with industry best practices. The Board oversees the implementation of our risk management framework, while employees at all levels of the organization are responsible for managing the day-to-day risks that arise in the context of their mandates. As illustrated below, we use the three lines of defence governance model to ensure that risks are appropriately and adequately managed throughout the enterprise in order to achieve our strategic objectives.

50             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Risk appetite

Effective risk management protects us from unacceptable losses or undesirable outcomes with respect to earnings volatility, capital adequacy or liquidity, reputational risk or other risks while supporting and enabling our overall business strategy. It requires the clear articulation of our risk appetite, which is the amount and type of risk that we are able and willing to accept in the pursuit of our business objectives, and how our risk profile will be managed in relation to our risk appetite. Our risk appetite provides clear boundaries and sets an overall tone for balancing risk-reward trade-offs to ensure the long-term viability of the organization. Our Enterprise Risk Appetite Framework (ERAF) outlines the foundational aspects of our approach to risk appetite, articulates risk appetite statements and their supporting measures and associated constraints, guides design and implementation of risk appetite, and defines roles and responsibilities for its implementation and oversight. It also outlines our risk posture as the expression of the anticipated shift in risk profile as a result of changes in objectives, strategies, or external and other factors over a one year timeframe. Our risk appetite is articulated in several complimentary qualitative and quantitative risk appetite statements, which can be applied at the enterprise, business segment, business unit and legal entity levels.

Risk appetite is also integrated into our strategic, financial, and capital planning processes, as well as ongoing business decision-making processes. It is reviewed annually by senior management for recommendation to the Board for approval.

Risk Appetite Statements
Quantitative Statements	Qualitative Statements

•    Manage earnings volatility and exposure to future losses under normal and stressed conditions.

•    Avoid excessive concentrations of risk.

•    Ensure sound management of operational and regulatory compliance risk.

•    Ensure capital adequacy and sound management of liquidity and funding risk.

•    Maintain strong credit ratings and a risk profile that is in the top half of our peer group.

•    Undertake only risk we understand and make thoughtful and future-focused risk decisions.

•    Effectively balance risk and reward to enable sustainable growth.

•    Maintain a healthy and robust control environment to protect our stakeholders.

•    Always be operationally prepared and financially resilient for a potential crisis.

•    Always uphold our Purpose and Vision and consistently abide by our Values and Code of Conduct to maintain our reputation and the trust of our clients, colleagues, and communities.

Our qualitative risk appetite statements are based on our Risk Management Principles, which aim to articulate clear motivations for taking on, or avoiding, non-financial and less quantifiable risks, such as reputation and conduct risks. Our quantitative risk appetite statements are underpinned by specific quantitative risk measures.

Risk measurement

Our ability to measure risks is a key component of our enterprise-wide risk and capital management processes. Certain measurement methodologies are common to a number of risk types, while others only apply to a single risk type. While quantitative risk measurement is important, we also place reliance on qualitative factors. For those risk types that are difficult to quantify, we place greater emphasis on qualitative risk factors and assessment of activities to gauge the overall level of risk to ensure that they are within our risk appetite. In addition, we use judgment-based risk measures and various risk techniques, such as stress testing, and scenario and sensitivity analyses to assess and measure risks. Our primary methods for measuring risk include:

•	Quantifying expected loss: Assesses earnings at risk and is a representation of losses that are statistically expected to occur in the normal course of business in a given time period;
•

Quantifying unexpected loss: Assesses capital at risk under stressed conditions and is a statistical estimate of the amount by which actual earnings depart from the expected, over a specified time horizon;

•

Stress testing: Provides a forward-looking perspective and evaluates the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events; and

•	Back-testing: Compares the realized values to the parameter estimates that are currently used to ensure the parameters remain appropriate for regulatory and economic capital calculations.

Stress testing

Stress testing is an important component of our risk management framework. Stress testing results are used for:

•	Assessing the viability of long-term business plans and strategies;
•	Monitoring our risk profile relative to our risk appetite in terms of earnings and capital at risk;
•	Setting limits;
•	Identifying key risks to, and potential shifts in, our capital and liquidity levels, as well as our financial position;
•	Enhancing our understanding of available mitigating actions in response to potential adverse events; and
•	Assessing the adequacy of our target capital and liquidity levels.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            51

Our enterprise-wide stress tests evaluate key balance sheet, income statement, leverage, capital, and liquidity impacts arising from risk exposures and changes in earnings. The results are used by the Board, Group Risk Committee (GRC) and senior management risk committees to understand our performance drivers under stress, and review stressed capital, leverage, and liquidity ratios against regulatory thresholds and internal targets. The results are also incorporated into our Internal Capital Adequacy Assessment Process (ICAAP) and capital plan analyses.

We annually evaluate a number of enterprise-wide stress scenarios over a multi-year horizon, featuring a range of severities. Our Board reviews the recommended scenarios, and GRM leads the scenario assessment process. Results from across the organization are integrated to develop an enterprise-wide view of the impacts, with input from subject matter experts in GRM, Corporate Treasury, Finance, and Economics. Recent scenarios evaluated include global recessions, equity market corrections, higher sovereign risks, a global trade war, increases in interest rates, real estate price corrections, and shocks to credit spreads and commodity markets.

Ongoing stress testing and scenario analyses within specific risk types, such as market risk, liquidity risk, structural interest rate risk, retail and wholesale credit risk, operational risk, and insurance risk, supplement and support our enterprise-wide analyses. Results from these risk-specific programs are used in a variety of decision-making processes including risk limit setting, portfolio composition evaluation, risk appetite articulation and business strategy implementation.

In addition to ongoing enterprise-wide and risk specific stress testing programs, we use ad hoc and reverse stress testing to deepen our knowledge of the risks we face. Ad hoc stress tests are one-off analyses used to investigate developing conditions or to stress a particular portfolio in more depth. Reverse stress tests, starting with a severe outcome and aiming to reverse-engineer scenarios that might lead to it, are used in risk identification and understanding of risk/return boundaries.

In addition to internal stress tests, we participate in a number of regulator-required stress test exercises, on a periodic basis, across several jurisdictions.

Model governance and validation

Quantitative models are used for many purposes including, but not limited to, the valuation of financial products, the identification, measurement and management of different types of risk, stress testing, assessing capital adequacy, informing business and risk decisions, measuring compliance with internal limits, meeting financial reporting and regulatory requirements, and issuing public disclosures.

Model risk is the risk of adverse financial and/or reputational consequences to the enterprise arising from the use or misuse of models at any stage throughout its life cycle and is managed through our model risk governance and oversight structure. The governance and oversight structure, which is implemented through our three lines of defence governance model, is founded on the basis that model risk management is a shared responsibility across the three lines spanning all stages of the model’s life cycle. We are evolving our governance model to take into account the growing use of AI methods and applications in our models across our organization.

Prior to their use, models are subject to an independent validation and approval by our enterprise model risk management function, a team of modelling professionals with reporting lines independent of those of the model owners, developers and users. The validation ensures that models are sound and capable of fulfilling their intended use. In addition to independently validating models prior to use, our enterprise model risk management function provides controls that span the life-cycle of a model, including model change management procedures, requirements for ongoing monitoring, and annual assessments to ensure each model continues to serve its intended purpose.

Risk control

Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls that are defined in our ERMF. The ERMF serves as the foundation for our approach to risk management and sets the expectations for the development and communication of policies, the establishment of formal independent risk review and approval processes, and the establishment of delegated authorities and limits. The ERMF is further reinforced and supported by a number of additional Board-approved risk frameworks, various policies thereunder and a comprehensive set of risk controls. Together, our risk frameworks and supporting policies provide direction and insight on how respective risks are identified, assessed, measured, managed, mitigated, monitored and reported. The enterprise-wide policies are considered our minimum requirements, articulating the parameters within which business groups and employees must operate.

52             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Risk review and approval processes

Risk review and approval processes are established by GRM based on the nature, size and complexity of the risk involved. In general, the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by delegated authorities and risk limits based on the following categories: transactions, projects and initiatives, and new products and services.

Authorities and limits

Risk appetite is designed to account for strategic and forward-looking considerations whereas authorities and risk limits are used to govern and monitor our day-to-day business activities. Delegated authorities and limits for credit, market, liquidity and insurance risks are established by the Board and delegated to senior management at levels below risk appetite and regulatory requirements. Senior management can then delegate some or all of their authorities onwards to others in the organization. The delegated authorities enable the approval of single name, geographic and industry sectors, and product and portfolio exposures within defined parameters and limits. They are also used to manage concentration risk, establish underwriting and inventory limits for trading and investment banking activities and set market risk tolerances. Transactions that exceed senior management’s authorities require the approval of the Risk Committee of the Board.

Reporting

Enterprise, business segment, business unit and legal entity level risk monitoring and reporting are critical components of our enterprise risk management program and support the ability of senior management and the Board to effectively perform their risk management and oversight responsibilities. In addition, we publish a number of external reports on risk matters to comply with regulatory requirements. On a quarterly basis, we provide to senior management and the Risk Committee of the Board our Enterprise Risk Report which includes, among others, top and emerging risks, risk profile relative to our risk appetite, portfolio quality metrics and a range of risks we face along with an analysis of the related issues, key trends and, when required, management actions. On an annual basis, we provide a benchmarking review to the Board which compares our performance to peers across a variety of risk metrics and includes a composite risk scorecard providing an objective measure of our ranking relative to the peer group. In addition to our regular risk monitoring, other risk specific presentations are provided to and discussed with senior management and the Board on top and emerging risks or changes in our risk profile.

Conduct and risk culture

Our values set the tone of our organizational culture and translate into desired behaviours as articulated in our Code of Conduct and leadership model. We define conduct as the manifestation of culture through the behaviours, judgment, decisions, and actions of the organization and its individuals. Our organizational direction establishes the expectation of good conduct outcomes as the operating norm for the organization, all employees, and third party service providers operating on our behalf, thereby allowing our good conduct to drive positive outcomes for our clients, our employees, stakeholders, financial markets and our reputation. We hold ourselves to the highest standards of conduct to build the trust of our clients, investors, colleagues and community. The desired outcomes from effective conduct and risk culture practices align with our values and support our risk appetite statements.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            53

Risk culture is a subset of our overall culture that influences how, individually and collectively, we take and manage risks. It helps us identify and understand risks, openly discuss risks, and act on the organization’s current and future risks. Our risk culture practices, which are aligned with the FSB’s four fundamental risk culture practices, are:

•	Tone from above;
•	Accountability;
•	Effective challenge; and
•	Incentives and performance management.

These practices are largely grounded in our existing risk management and human resource disciplines and protocols, and, when combined with the elements of effective leadership and values, provide a base from which the resulting conduct and risk culture can be assessed, monitored, sustained and subjected to ongoing enhancement.

On a regular basis, management communicates behavioural expectations to our employees with an emphasis on conduct and values. Our leadership model also supports and encourages effective challenge between the businesses and control functions. These behavioural expectations are supported by multiple online tools and resources which are designed to help employees live our values, report misconduct and raise concerns, including those that might have ethical implications. We are committed to fostering an environment where employees feel safe to speak up without retaliation. Employees have the ability to report matters through a global anonymous Conduct Hotline. In addition, our Code of Conduct makes it the employee’s responsibility to be truthful, respect others, and comply with laws, regulations and our policies. Anyone who breaches or fails to report an actual or possible breach of the Code of Conduct is subject to corrective or disciplinary action. This can range from reprimands and impacts on performance ratings and compensation, to termination.

The shaded text along with the tables specifically marked with an asterisk (*) in the following sections of the MD&A represent our disclosures on credit, market and liquidity and funding risks in accordance with IFRS 7, Financial Instruments: Disclosures, and include discussion on how we measure our risks and the objectives, policies and methodologies for managing these risks. Therefore, these shaded text and marked tables represent an integral part of our 2019 Annual Consolidated Financial Statements.

Transactional/positional risk drivers

Credit risk

Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance sheet exposures, contingent credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading activities.

The responsibility for managing credit risk is shared broadly following the three lines of defence governance model. The Board delegates credit risk approval authorities to the President & CEO and CRO. Credit transactions in excess of these authorities must be approved by the Risk Committee of the Board. To facilitate day-to-day business activities, the CRO has been empowered to further delegate credit risk approval authorities to individuals within GRM, the business segments, and functional units as necessary.

We balance our risk and return by setting the following objectives for the management of credit risk:

•	Ensuring credit quality is not compromised for growth;
•	Mitigating credit risk in transactions, relationships and portfolios;
•	Using our credit risk rating and scoring systems or other approved credit risk assessment or rating methodologies, policies and tools;
•	Pricing appropriately for the credit risk taken;

54             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

•	Detecting and preventing inappropriate credit risk through effective systems and controls;
•	Applying consistent credit risk exposure measurements;
•	Ongoing credit risk monitoring and administration;
•	Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques (e.g., sale, hedging, insurance, securitization); and
•	Avoiding activities that are inconsistent with our values, Code of Conduct or policies.

The Enterprise Credit Risk Management Framework (ECRMF) describes the principles, methodologies, systems, roles and responsibilities, reports and controls that exist for managing credit risk within the enterprise. Additional supporting policies exist that are designed to provide further clarification of roles and responsibilities, acceptable practices, limits and key controls within the enterprise.

Credit risk measurement

We quantify credit risk at both the individual obligor and portfolio levels to manage expected credit losses and minimize unexpected losses in order to limit earnings volatility and ensure we are adequately capitalized.

We employ a variety of risk measurement methodologies to measure and quantify credit risk for our wholesale and retail credit portfolios. The wholesale portfolio is comprised of businesses, sovereigns, public sector entities, banks and other financial institutions, as well as certain high net worth individuals and small businesses. The retail portfolio is comprised of residential mortgages, personal loans, credit cards, and small business loans. Our credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. The resulting ratings and scores are then used for both client- and transaction-level risk decision-making and as key inputs for our risk measurement and capital calculations.

Measurement of economic and regulatory capital

Economic capital, which is our internal quantification of risks, is used for limit setting and internal capital adequacy and allocation of capital to Insurance. Our methodology for allocating capital to our business segments, other than Insurance, is based on regulatory requirements. For further details, refer to the Capital management section.

In measuring credit risk to determine regulatory capital, two principal approaches are available: Internal Ratings Based (IRB) Approach and Standardized Approach.

The Standardized Approach applies primarily to our Caribbean banking operations and City National and is based on risk weights prescribed by OSFI that are used to calculate risk-weighted assets (RWA) for credit risk exposure.

The IRB Approach, which applies to most of our credit risk exposures, utilizes three key parameters which form the basis of our credit risk measures for both regulatory and economic capital.

•

Probability of default (PD): An estimated percentage that represents the likelihood of default within a given time period of an obligor for a specific rating grade or for a particular pool of exposure.

•	Exposure at default (EAD): An amount expected to be owed by an obligor at the time of default.
•	Loss given default (LGD): An estimated percentage of EAD that is not expected to be recovered during the collections and recovery process.

These parameters are determined based primarily on historical experience from internal credit risk rating systems in accordance with supervisory standards.

Each credit facility is assigned an LGD rate that is largely driven by factors that impact the extent of losses anticipated in the event the obligor defaults. These factors mainly include seniority of debt, collateral and the industry sector in which the obligor operates. Estimated LGD rates draw primarily on internal loss experiences. Where we have limited internal loss data, we also refer to appropriate external data to supplement the estimation process. LGD rates are estimated to reflect conditions that might be expected to prevail in a period of an economic downturn, with additional conservatism added to reflect data limitations and statistical uncertainties identified in the estimation process.

EAD is estimated based on the current exposure to the obligor and the possible future changes in that exposure driven by factors such as the nature of the credit commitment. As with LGD, rates are estimated to reflect an economic downturn, with added conservatism to reflect data and statistical uncertainties identified in the modelling process.

Estimates of PD, LGD and EAD are updated, and then validated and back-tested by an independent validation team within the bank, on an annual basis. In addition, quarterly monitoring and back-testing is performed by the estimation team. These ratings and risk measurements are used to determine our expected losses as well as economic and regulatory capital, setting of risk limits, portfolio management and product pricing.

Financial and regulatory measurement distinctions

Expected loss models are used for both regulatory capital and accounting purposes. Under both models, expected losses are calculated as the product of PD, LGD and EAD. However, there are certain key differences under current Basel and IFRS reporting frameworks which could lead to significantly different expected loss estimates, including:

•

Basel PDs are based on long-run averages over an entire economic cycle. IFRS PDs are based on current conditions, adjusted for estimates of future conditions that will impact PD under probability-weighted macroeconomic scenarios.

•

Basel PDs consider the probability of default over the next 12 months. IFRS PDs consider the probability of default over the next 12 months only for instruments in stage 1. Expected credit losses for instruments in stage 2 are calculated using lifetime PDs.

•

Basel LGDs are based on severe but plausible downturn economic conditions. IFRS LGDs are based on current conditions, adjusted for estimates of future conditions that will impact LGD under probability-weighted macroeconomic scenarios.

For further details, refer to the Critical accounting policies and estimates section.

Gross credit risk exposure

Gross credit risk is categorized as i) lending-related and other credit risk or ii) trading-related credit risk; and is calculated based on the Basel III framework. Under this method, EAD for all lending-related and other credit transactions and trading-related repo-style transactions is calculated before taking into account any collateral and is inclusive of an estimate of

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            55

potential future changes to that credit exposure. EAD for derivatives is calculated inclusive of collateral in accordance with regulatory guidelines.

Lending-related and other credit risk includes:

•

Loans and acceptances outstanding, undrawn commitments, and other exposures, including contingent liabilities such as letters of credit and guarantees, debt securities carried at FVOCI or amortized cost and deposits with financial institutions. Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.

Trading-related credit risk includes:

•

Repo-style transactions, which include repurchase and reverse repurchase agreements and securities lending and borrowing transactions. For repo-style transactions, gross exposure represents the amount at which securities were initially financed, before taking collateral into account.

•	Derivative amounts which represent the credit equivalent amount, as defined by OSFI as the replacement cost plus an add-on amount for potential future credit exposure, scaled by a regulatory factor.

Credit risk assessment

Wholesale credit risk

The wholesale credit risk rating system is designed to measure the credit risk inherent in our wholesale credit activities.

Each obligor is assigned a borrower risk rating (BRR), reflecting an assessment of the credit quality of the obligor. Each BRR has a PD calibrated against it. The BRR differentiates the riskiness of obligors and represents our evaluation of the obligor’s ability and willingness to meet its contractual obligations on time over a three year time horizon. The assignment of BRRs is based on the evaluation of the obligor’s business risk and financial risk through fundamental credit analysis, as well as data-driven modelling. The determination of the PD associated with each BRR relies primarily on internal default history since 2006. PD estimates are designed to be a long-run average of our experience across the economic cycle in accordance with regulatory guidelines.

Our rating system is designed to stratify obligors into 22 grades. The following table aligns the relative rankings of our 22-grade internal risk ratings with the external ratings used by S&P and Moody’s.

Internal ratings map*	Table 42

PD Bands

Ratings	Business and Bank	Sovereign	BRR	S&P	Moody’s	Description
1	0.0000% – 0.0300%	0.0000% – 0.0155%	1+	AAA	Aaa	Investment Grade
2	0.0000% – 0.0300%	0.0156% – 0.0265%	1H	AA+	Aa1
3	0.0301% – 0.0375%	0.0266% – 0.0375%	1M	AA	Aa2
4	0.0376% – 0.0490%		1L	AA-	Aa3
5	0.0491% – 0.0650%		2+H	A+	A1
6	0.0651% – 0.0810%		2+M	A	A2
7	0.0811% – 0.1120%		2+L	A-	A3
8	0.1121% – 0.1800%		2H	BBB+	Baa1
9	0.1801% – 0.2620%		2M	BBB	Baa2
10	0.2621% – 0.3845%		2L	BBB-	Baa3
11	0.3846% – 0.6480%		2-H	BB+	Ba1	Non-investment Grade
12	0.6481% – 0.9625%		2-M	BB	Ba2
13	0.9626% – 1.4070%		2-L	BB-	Ba3
14	1.4071% – 2.1785%		3+H	B+	B1
15	2.1786% – 3.4210%		3+M	B	B2
16	3.4211% – 5.2775%		3+L	B-	B3
17	5.2776% – 7.9410%		3H	CCC+	Caa1
18	7.9411% – 11.4475%		3M	CCC	Caa2
19	11.4476% – 19.6535%		3L	CCC-	Caa3
20	19.6536% – 99.9990%		4	CC	Ca
21	100%		5	C	C	Impaired
22	100%		6	D	C

* This table represents an integral part of our 2019 Annual Consolidated Financial Statements.

Counterparty credit risk

Counterparty credit risk is the risk that a party with whom the bank has entered into a financial or non-financial contract will fail to fulfill its contractual agreement and default on its obligation. It incorporates not only the contract’s current value, but also considers how that value can move as market conditions change. Counterparty credit risk usually arises from trading-related derivative and repo-style transactions. Derivative transactions include forwards, futures, swaps and options, and can have underlying references that are either financial (e.g., interest rate, foreign exchange, credit, or equity) or non-financial (e.g., precious metal and commodities). For further details on our derivative instruments and credit risk mitigation, refer to Note 8 of our 2019 Annual Consolidated Financial Statements.

Trading counterparty credit activities are undertaken in a manner consistent with the relevant requirements under the ECRMF and the Enterprise Market Risk Management Framework (EMRMF), in line with our credit risk management policy documents and with approval in accordance with the appropriate delegated authorities.

56             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

The primary risk mitigation techniques for trading counterparty credit risk are close-out netting and collateralization. Close-out netting considers the net value of contractual obligations between counterparties in a default situation, thereby reducing overall credit exposure. Collateralization is when a borrower pledges assets as security, which provides recourse to the lender in the event of default. The policies that we maintain in relation to the recognition of risk mitigation from these techniques incorporate such considerations as:

•	The use of standardized agreements such as the International Swaps and Derivatives Association (ISDA) Master Agreement and Credit Support Annex (CSA);
•	Restricting eligible collateral to high quality liquid assets, primarily cash and highly-rated government securities, subject to appropriate haircuts; and
•	The use of initial margin and variation margin arrangements in accordance with regulatory requirements and internal risk standards.

Similarly, for securities finance and repurchase trading activity we mitigate counterparty credit risk via the use of standardized securities finance agreements, and by taking collateral generally in the form of eligible liquid securities.

We also mitigate counterparty credit risk through the use of central counterparties (CCPs). These highly-regulated entities intermediate trades between participating bilateral counterparties and mitigate credit risk through the use of initial and variation margin and the ability to net offsetting trades amongst participants. The specific structure and capitalization, including contingent capital arrangements, of individual CCPs are analyzed as part of assigning an internal counterparty credit risk rating and determining appropriate counterparty credit risk limits.

Wrong-way risk

Wrong-way risk is the risk that exposure to a counterparty is adversely correlated with the credit quality of that counterparty. There are two types of wrong-way risk:

•

Specific wrong-way risk, which exists when our exposure to a particular counterparty is positively correlated with the PD of the counterparty due to the nature of our transactions with them (e.g., loans collateralized by shares or debt issued by the counterparty or a related party). Specific wrong-way risk over-the-counter (OTC) derivative trades are done on an exception basis only, and are permitted only when explicitly pre-approved by GRM. Factors considered in reviewing such trades include the credit quality of the counterparty, the nature of the asset(s) underlying the derivative and the existence of credit mitigation.

•

General wrong-way risk, which exists when there is a positive correlation between the PD of the counterparties and general macroeconomic or market factors. This typically occurs with derivatives (e.g., the size of the exposure increases) or with collateralized transactions (e.g., the value of the collateral declines). We monitor general wrong-way counterparty credit risk using a variety of metrics including stress scenarios, investment strategy concentration, the ability of counterparties to generate cash and liquidity, liquidity of the collateral and terms of financing.

Retail credit risk

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Scoring models use internal and external data to assess and “score” borrowers, predict future performance and manage limits for existing loans and collection activities. Credit scores are one of the factors employed in the acquisition of new clients and management of existing clients. The credit score of the borrower is used to assess the predicted credit risk for each independent acquisition or account management action, leading to an automated decision or guidance for an adjudicator. Credit scoring improves credit decision quality, adjudication timeframes and consistency in the credit decision process and facilitates risk-based pricing.

To arrive at a retail risk rating, borrower scores are categorized and associated with PDs for further grouping into risk rating categories. The following table maps PD bands to various risk levels for retail exposures:

Internal ratings map*	Table 43

PD bands	Description
0.000% – 1.718%	Low risk
1.719% – 6.430%	Medium risk
6.431% – 99.99%	High risk
100%	Impaired/Default

* This table represents an integral part of our 2019 Annual Consolidated Financial Statements.

Credit risk mitigation

We seek to reduce our exposure to credit risk through a variety of means, including the structuring of transactions and the use of collateral.

Structuring of transactions

Specific credit policies and procedures set out the requirements for structuring transactions. Risk mitigants include the use of guarantees, collateral, seniority, loan-to-value requirements and covenants. Product-specific guidelines set out appropriate product structuring as well as client and guarantor criteria.

Collateral

When we advance credit, we often require obligors to pledge collateral as security. The extent of risk mitigation provided by collateral depends on the amount, type and quality of the collateral taken. Specific requirements relating to collateral valuation and management are set out in our credit risk management policies.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            57

The types of collateral used to secure credit or trading facilities within the bank are varied. For example, our securities financing and collateralized OTC derivatives activities are primarily secured by cash and highly-rated liquid government and agency securities. Wholesale lending to business clients is often secured by pledges of the assets of the business, such as accounts receivable, inventory, operating assets and commercial real estate. In Canadian Banking and Wealth Management, collateral typically consists of a pledge over a real estate property, or a portfolio of debt securities and equities trading on a recognized exchange.

•   We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

•    We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates and a downturn in real estate markets.

•    We are compliant with regulatory requirements that govern residential mortgage underwriting practices, including loan-to-value parameters and property valuation requirements.

There were no significant changes regarding our risk management policies on collateral or to the quality of the collateral held during the period.

Credit risk approval

The Board, GE, GRC and other senior management committees work together to ensure the ECRMF and supporting policies, processes and procedures exist to manage credit risk and approve related credit risk limits. Reports are provided to the Board, the GRC, and senior executives to keep them informed of our risk profile, including significant credit risk issues, shifts in exposures and trending information, to ensure appropriate and timely actions can be taken where necessary. Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of borrower, transactional and portfolio management contexts.

Transaction approval

Credit transactions are approved in accordance with the delegated credit risk approval authorities and are subject to our credit rules policy, which outlines the minimum standards for managing credit risk at the individual client relationship and/or transaction level.

Product approval

Proposals for credit products and services are comprehensively reviewed and approved under a risk assessment framework and are subject to approval authorities which increase as the level of risk increases. New and amended products must be reviewed relative to all risk drivers, including credit risk. All existing products must be reviewed following a risk-based assessment approach on a regular basis.

Credit risk limits

•   Credit risk limits are set by the Board and take into account both regulatory constraints and internal risk management judgment. Limits are established at the following levels: single name limits (notional and economic capital), geographic (country and region) limits (notional and economic capital), industry sector limits (notional and economic capital), product and portfolio limits, and underwriting and distribution risk limits. These limits apply across businesses, portfolios, transactions and products.

•   We manage credit exposures and limits to ensure alignment with our risk appetite, to maintain our target business mix and to ensure that there is no undue concentration risk.

•   Concentration risk is defined as the risk arising from large exposures that are highly correlated such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other risk drivers.

•   Credit concentration limits are reviewed on a regular basis after taking into account business, economic, financial and regulatory environments.

Credit risk administration

Loan forbearance

In our overall management of borrower relationships, economic or legal reasons may necessitate forbearance to certain clients with respect to the original terms and conditions of their loans. We have specialized groups and formalized policies that direct the management of delinquent or defaulted borrowers. We strive to identify borrowers in financial difficulty early and modify their loan terms in order to maximize collection and to avoid foreclosure, repossession, or other legal remedies. In these circumstances, a borrower may be granted concessions that would not otherwise be considered. Examples of such concessions to retail borrowers may include rate reduction, principal forgiveness and term extensions. Concessions to wholesale borrowers may include restructuring the agreements, modifying the original terms of the agreement and/or relaxation of covenants. For both retail and wholesale loans, the appropriate remediation techniques are based on the individual borrower’s situation, our policy and the customer’s willingness and capacity to meet the new arrangement.

58             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Credit risk exposure by portfolio, sector and geography

The following table presents our credit risk exposures under the Basel regulatory defined classes and reflects exposures at default (EAD). The classification of our sectors aligns with our view of credit risk by industry. Beginning in Q1 2019 we have prospectively implemented the standardized approach for measuring counterparty credit risk (SA-CCR) under the Capital Adequacy Requirements (CAR) guidelines, which primarily impacted on-balance sheet cash collateral and derivatives exposures.

Credit risk exposure by portfolio, sector and geography	Table 44

	As at

	October 31 2019						October 31 2018 (1)
	Credit risk (2)			Counterparty credit risk (3)			Credit risk (2)			Counterparty credit risk (3)
(Millions of Canadian dollars)	On-balance sheet amount	Off-balance sheet amount (4)		Repo-style transactions	Derivatives	Total exposure	On-balance sheet amount	Off-balance sheet amount (4)		Repo-style transactions	Derivatives	Total exposure
		Undrawn	Other (5)					Undrawn	Other (5)
Retail
Residential secured (6)	$316,047	$64,825	$–	$–	$–	$380,872	$298,555	$59,840	$–	$–	$–	$358,395
Qualifying revolving (7)	26,834	73,530	–	–	–	100,364	24,223	65,617	–	–	–	89,840
Other retail	61,095	13,927	72	–	–	75,094	54,170	12,693	52	–	–	66,915
Total retail	$403,976	$152,282	$72	$–	$–	$556,330	$376,948	$138,150	$52	$–	$–	$515,150
Wholesale
Agriculture	$9,084	$1,744	$46	$–	$79	$10,953	$8,510	$1,760	$43	$–	$45	$10,358
Automotive	9,710	6,990	298	–	1,217	18,215	8,936	6,435	345	–	504	16,220
Banking	45,444	1,857	615	46,601	17,908	112,425	47,868	1,734	549	52,394	26,313	128,858
Consumer discretionary	15,972	8,641	766	–	533	25,912	15,784	7,928	587	–	293	24,592
Consumer staples	5,346	8,543	518	–	1,116	15,523	4,662	6,316	517	–	672	12,167
Oil & gas	8,165	10,661	1,390	–	1,551	21,767	6,186	10,704	1,483	–	1,717	20,090
Financial services	30,194	21,023	2,749	118,239	16,688	188,893	25,798	22,345	2,164	110,246	30,580	191,133
Financing products	667	848	516	81	1,146	3,258	1,234	1,269	359	–	352	3,214
Forest products	1,468	688	97	–	27	2,280	1,140	933	89	–	23	2,185
Governments	105,011	8,120	1,432	8,228	7,214	130,005	110,192	7,566	1,798	9,476	7,182	136,214
Industrial products	7,793	8,237	565	–	644	17,239	7,751	8,219	686	–	455	17,111
Information technology	4,604	5,704	229	9	2,355	12,901	4,843	5,152	178	15	1,967	12,155
Investments	16,507	2,722	398	9	309	19,945	16,157	956	389	11	157	17,670
Mining & metals	1,698	4,209	878	–	227	7,012	1,486	3,886	917	–	184	6,473
Public works & infrastructure	1,738	1,769	397	–	192	4,096	1,899	1,836	425	–	115	4,275
Real estate & related	61,178	12,372	1,374	–	728	75,652	54,490	11,832	1,338	–	385	68,045
Other services	25,528	11,811	1,148	35	1,645	40,167	23,892	12,452	877	2	551	37,774
Telecommunication & media	4,855	9,645	109	–	1,872	16,481	7,957	12,116	134	–	1,534	21,741
Transportation	5,390	6,557	2,141	–	1,844	15,932	5,861	5,600	2,185	–	1,270	14,916
Utilities	9,189	19,233	4,266	–	3,347	36,035	9,357	19,598	3,561	–	2,581	35,097
Other sectors	1,677	382	2	8	19,904	21,973	1,931	303	1	126	11,898	14,259
Total wholesale	$371,218	$151,756	$19,934	$173,210	$80,546	$796,664	$365,934	$148,940	$18,625	$172,270	$88,778	$794,547
Total exposure (8)	$775,194	$304,038	$20,006	$173,210	$80,546	$1,352,994	$742,882	$287,090	$18,677	$172,270	$88,778	$1,309,697
By geography (9)
Canada	$551,503	$224,258	$9,890	$65,915	$37,273	$888,839	$510,445	$205,875	$9,387	$78,172	$29,195	$833,074
U.S.	149,514	58,344	8,694	55,391	17,387	289,330	147,543	60,172	7,981	41,897	16,059	273,652
Europe	41,860	18,600	1,258	40,529	21,644	123,891	54,061	18,450	1,150	48,874	39,719	162,254
Other International	32,317	2,836	164	11,375	4,242	50,934	30,833	2,593	159	3,327	3,805	40,717
Total exposure (8)	$775,194	$304,038	$20,006	$173,210	$80,546	$1,352,994	$742,882	$287,090	$18,677	$172,270	$88,778	$1,309,697

(1)	Amounts previously reflected gross credit exposures.
(2)	EAD for standardized exposures are reported net of allowance for impaired assets and EAD for internal ratings based exposures are reported gross of all allowance for credit losses and partial write-offs as per regulatory definitions.
(3)	Counterparty credit risk EAD reflects exposure amounts after netting. Collateral is included in EAD for repo-style transactions to the extent allowed by regulatory guidelines.
(4)	EAD for undrawn credit commitments and other off-balance sheet amounts are reported after the application of credit conversion factors.
(5)	Includes other off-balance sheet exposures such as letters of credit and guarantees.
(6)	Includes residential mortgages and home equity lines of credit.
(7)	Includes credit cards, unsecured lines of credit and overdraft protection products.
(8)	Excludes securitization, banking book equities and other assets not subject to the standardized or internal ratings based approach.
(9)	Geographic profile is based on country of residence of the borrower.

2019 vs. 2018

Total credit risk exposure increased $43 billion or 3% from last year, primarily due to business growth in loans and acceptance exposures in our retail and wholesale portfolios, partially offset by decreases related to on-balance sheet cash collateral and derivatives due to the adoption of SA-CCR in Q1 2019.

Retail exposure increased $41 billion or 8%, largely driven by business growth.

Wholesale exposure was up $2 billion, primarily driven by business growth in loans, acceptances and increased securities, largely offset by decreases related to the adoption of SA-CCR, as noted above.

The geographic mix of our credit risk exposure changed slightly from the prior year. Our exposure in Canada, the U.S., Europe and Other International was 66%, 21%, 9%, and 4%, respectively (October 31, 2018 – 64%, 21%, 12% and 3%, respectively).

Our exposure in Canada increased $56 billion or 7% compared to the prior year, largely driven by business growth in loans and acceptances exposures, partially offset by decreases in repo-style transactions, mainly from lower volume.

Our exposure in the U.S. increased $16 billion or 6% compared to the prior year, mainly due to business growth in repo-style transactions.

Our exposure in Europe decreased $38 billion or 24% compared to the prior year, reflecting a reduction of on-balance sheet cash collateral and derivatives, both due to the adoption of SA-CCR, as noted above. Lower repo-style transactions, loans and deposits with central banks, also contributed to the decrease.

Our exposure in Other International increased $10 billion or 25% compared to the prior year, primarily due to business growth in repo-style transactions.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            59

Net European exposure by country and client type (1), (2)	Table 45

	As at
	October 31 2019								October 31 2018
	Asset type				Client type

(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
U.K.	$8,624	$10,248	$431	$4,184	$12,700	$2,435	$8,352	$23,487	$20,078
Germany	1,388	5,421	2	416	4,392	1,005	1,830	7,227	9,417
France	956	8,001	40	214	1,904	6,499	808	9,211	10,668
Total U.K., Germany, France	$10,968	$23,670	$473	$4,814	$18,996	$9,939	$10,990	$39,925	$40,163
Ireland	$839	$97	$486	$45	$646	$21	$800	$1,467	$931
Italy	84	721	–	16	62	634	125	821	677
Portugal	–	9	58	–	59	–	8	67	33
Spain	348	111	2	59	116	5	399	520	1,443
Total peripheral	$1,271	$938	$546	$120	$883	$660	$1,332	$2,875	$3,084
Luxembourg (4)	$2,254	$9,096	$334	$39	$1,883	$8,492	$1,348	$11,723	$9,000
Netherlands (4)	1,089	778	100	283	707	2	1,541	2,250	2,815
Norway	182	2,331	10	30	2,287	47	219	2,553	1,871
Sweden	280	1,907	18	20	1,537	396	292	2,225	4,308
Switzerland	1,025	3,882	204	197	746	3,489	1,073	5,308	6,835
Other	1,971	2,233	330	284	1,567	1,302	1,949	4,818	3,795
Total other Europe	$6,801	$20,227	$996	$853	$8,727	$13,728	$6,422	$28,877	$28,624
Net exposure to Europe (5)	$19,040	$44,835	$2,015	$5,787	$28,606	$24,327	$18,744	$71,677	$71,871

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Exposures are calculated on a fair value basis and net of collateral, which includes $120.5 billion against repo-style transactions (October 31, 2018 – $111.1 billion) and $11.4 billion against derivatives (October 31, 2018 – $11.6 billion).
(3)	Securities include $9.4 billion of trading securities (October 31, 2018 – $16.2 billion), $22.5 billion of deposits (October 31, 2018 – $23.3 billion), and $12.9 billion of debt securities carried at FVOCI (October 31, 2018 – $12.5 billion).
(4)	Excludes $1.5 billion (October 31, 2018 – $2.5 billion) of exposures to supranational agencies.
(5)	Reflects $1.0 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (October 31, 2018 – $1.2 billion).

2019 vs. 2018

Net credit risk exposure to Europe decreased $0.2 billion from last year, mainly driven by lower trading securities, largely in Germany, mainly offset by higher loans, across a few countries, and higher derivatives.

Our European corporate loan book is managed on a global basis with underwriting standards reflecting the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. PCL on loans during the year was $77 million. The gross impaired loans ratio of this loan book was 44 bps, up 34 bps from last year, mainly in the industrial products and other services sectors.

60             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

Residential mortgages and home equity lines of credit	Table 46

	As at October 31, 2019
	Residential mortgages					Home equity lines of credit

(Millions of Canadian dollars, except percentage amounts)	Insured (1)		Uninsured		Total	Total
Region (2)
Canada
Atlantic provinces	$7,715	52%	$7,169	48%	$14,884	$1,838
Quebec	12,385	36	22,091	64	34,476	3,512
Ontario	36,195	28	92,947	72	129,142	16,585
Alberta	20,688	53	18,143	47	38,831	6,324
Saskatchewan and Manitoba	8,951	49	9,238	51	18,189	2,363
B.C. and territories	14,711	28	37,534	72	52,245	8,267
Total Canada (3)	$100,645	35%	$187,122	65%	$287,767	$38,889
U.S. (4)	1	–	17,011	100	17,012	1,652
Other International (4)	5	–	3,307	100	3,312	1,373
Total International	$6	–%	$20,318	100%	$20,324	$3,025
Total	$100,651	33%	$207,440	67%	$308,091	$41,914

	As at October 31, 2018
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total	Total
Region (2)
Canada
Atlantic provinces	$7,616	54%	$6,398	46%	$14,014	$1,926
Quebec	13,045	41	18,911	59	31,956	3,730
Ontario	38,708	33	77,649	67	116,357	16,811
Alberta	20,615	55	16,738	45	37,353	6,706
Saskatchewan and Manitoba	9,007	51	8,503	49	17,510	2,534
B.C. and territories	15,452	32	33,189	68	48,641	8,436
Total Canada (3)	$104,443	39%	$161,388	61%	$265,831	$40,143
U.S. (4)	1	–	13,492	100	13,493	2,099
Other International (4)	7	–	3,140	100	3,147	1,513
Total International	$8	–%	$16,632	100%	$16,640	$3,612
Total	$104,451	37%	$178,020	63%	$282,471	$43,755

(1)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(2)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(3)	Total consolidated residential mortgages in Canada of $288 billion (October 31, 2018 – $266 billion) is largely comprised of $263 billion (October 31, 2018 – $243 billion) of residential mortgages and $7 billion (October 31, 2018 – $7 billion) of mortgages with commercial clients, of which $4 billion (October 31, 2018 – $4 billion) are insured mortgages, both in Canadian Banking, and $18 billion (October 31, 2018 – $16 billion) of residential mortgages in Capital Markets held for securitization purposes.
(4)	Home equity lines of credit include term loans collateralized by residential mortgages.

Home equity lines of credit are uninsured and reported within the personal loan category. As at October 31, 2019, home equity lines of credit in Canadian Banking were $39 billion (October 31, 2018 – $40 billion).

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            61

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Residential mortgages portfolio by amortization period	Table 47

	As at
	October 31 2019			October 31 2018

	Canada	U.S. and other International	Total	Canada	U.S. and other International	Total
Amortization period
≤ 25 years	72%	38%	70%	70%	40%	68%
> 25 years ≤ 30 years	24	62	26	23	60	25
> 30 years ≤ 35 years	3	–	3	5	–	5
> 35 years	1	–	1	2	–	2
Total	100%	100%	100%	100%	100%	100%

Average loan–to–value (LTV) ratios

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and Homeline products by geographic region:

Average LTV ratio	Table 48

	For the year ended
	October 31 2019		October 31 2018
	Uninsured		Uninsured

	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	74%	74%	73%	74%
Quebec	72	73	72	73
Ontario	70	68	70	67
Alberta	73	72	73	71
Saskatchewan and Manitoba	74	74	74	74
B.C. and territories	68	65	67	64
U.S.	74	n.m.	71	n.m.
Other International	71	n.m.	60	n.m.
Average of newly originated and acquired for the period (4), (5)	71%	69%	70%	68%
Total Canadian Banking residential mortgages portfolio (6)	57%	50%	55%	49%

(1)	Residential mortgages exclude residential mortgages within the Homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and Homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and Homeline products, LTV is calculated based on the total facility amount for the residential mortgage and Homeline product divided by the value of the related residential property.
(6)	Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.
n.m.	not meaningful

62             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Credit quality performance

The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets.

Provision for credit losses	Table 49

	For the year ended

(Millions of Canadian dollars, except percentage amounts)	October 31 2019	October 31 2018
Personal & Commercial Banking	$1,470	$1,245
Wealth Management	117	(15)
Capital Markets	304	52
Corporate Support and other	–	1
PCL – Loans	$1,891	$1,283
PCL – Other financial assets	(27)	24
Total PCL	$1,864	$1,307
PCL on loans is comprised of:
Retail	$133	$116
Wholesale	67	7
PCL on performing loans	$200	$123
Retail	$1,092	$1,011
Wholesale	599	149
PCL on impaired loans	$1,691	$1,160
PCL – Loans	$1,891	$1,283
PCL on loans as a % of average net loans and acceptances	0.31%	0.23%
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.20%

Additional information by geography (1)
Canada
Residential mortgages	$32	$44
Personal	488	458
Credit cards	505	456
Small business	36	30
Retail	1,061	988
Wholesale	292	80
PCL on impaired loans	$1,353	$1,068
U.S.
Retail	$12	$4
Wholesale	223	64
PCL on impaired loans	$235	$68
Other International
Retail	$19	$19
Wholesale	84	5
PCL on impaired loans	$103	$24
PCL on impaired loans	$1,691	$1,160

(1)	Geographic information is based on residence of the borrower.

2019 vs. 2018

Total PCL was $1,864 million. PCL on loans of $1,891 million increased $608 million, or 47% from the prior year, due to higher provisions in Capital Markets, Personal & Commercial Banking and Wealth Management. The PCL ratio on loans of 31 bps increased by 8 bps.

PCL on performing loans of $200 million increased $77 million, reflecting higher provisions in Wealth Management and Capital Markets, partially offset by lower provisions in Personal & Commercial Banking.

PCL on impaired loans of $1,691 million increased $531 million, due to higher provisions in Personal & Commercial Banking, Capital Markets and Wealth Management.

PCL on other financial assets of $(27) million, compared to $24 million in the prior year, primarily related to Personal & Commercial Banking. The prior year included provisions related to the restructuring of portfolios in Barbados, while the current year reflected recoveries, mainly due to favourable parameter updates.

PCL on loans in Personal & Commercial Banking increased $225 million, largely reflecting higher provisions on impaired loans in our Canadian Banking commercial and retail portfolios. This was partially offset by lower provisions on our performing loans, mainly due to favourable macroeconomic factors, largely offset by unfavourable changes in portfolio mix.

PCL on loans in Wealth Management increased $132 million, primarily in U.S. Wealth Management (including City National). PCL on impaired loans increased $76 million, mainly in a few sectors, including consumer discretionary and consumer staples. PCL on performing loans increased by $56 million, largely due to higher repayments and maturities in the prior year. The current year also reflected unfavourable changes in macroeconomic factors compared to last year.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            63

PCL on loans in Capital Markets increased $252 million, largely driven by an increase in provisions on impaired loans, mainly in the oil & gas and industrial products sectors. Higher provisions on performing loans, mainly driven by unfavourable changes in macroeconomic factors compared to the prior year, also contributed to the increase.

Gross impaired loans (GIL)	Table 50

	As at and for the year ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2019	October 31 2018
Personal & Commercial Banking	$1,712	$1,605
Wealth Management	266	203
Capital Markets	998	375
Corporate Support and other	–	–
Total GIL	$2,976	$2,183
Canada (1)
Retail	$788	$723
Wholesale	678	396
GIL	1,466	1,119
U.S. (1)
Retail	$36	$23
Wholesale	869	401
GIL	905	424
Other International (1)
Retail	$272	$327
Wholesale	333	313
GIL	605	640
Total GIL	$2,976	$2,183
Impaired loans, beginning balance	$2,183	$2,576
Classified as impaired during the period (new impaired) (2)	3,749	2,228
Net repayments (2)	(657)	(615)
Amounts written off	(1,776)	(1,444)
Other (2), (3)	(523)	(562)
Impaired loans, balance at end of period	$2,976	$2,183
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.46%	0.37%
Personal & Commercial Banking	0.37%	0.37%
Canadian Banking	0.29%	0.26%
Caribbean Banking	5.05%	6.36%
Wealth Management	0.39%	0.34%
Capital Markets	1.02%	0.41%

(1)	Geographic information is based on residence of the borrower.
(2)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to new impaired, as return to performing status, Net repayments, sold, and exchange and other movements amounts are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and new impaired, as return to performing status, sold, and foreign exchange translation and other movements amounts are not reasonably determinable.
(3)	Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, and foreign exchange translation and other movements.

2019 vs. 2018

Total GIL of $2,976 million increased $793 million or 36% from the prior year, and the total GIL ratio of 46 bps increased 9 bps, primarily reflecting higher impaired loans in Capital Markets. Higher impaired loans in Personal & Commercial Banking and Wealth Management also contributed to the increase.

GIL in Personal & Commercial Banking increased $107 million or 7%, primarily due to higher impaired loans in our Canadian Banking commercial and retail portfolios, partially offset by lower impaired loans in our Caribbean Banking portfolios.

GIL in Wealth Management increased $63 million or 31%, primarily reflecting higher impaired loans in U.S. Wealth Management (including City National), mainly in a few sectors, including consumer discretionary and consumer staples, partially offset by repayments and write-offs.

GIL in Capital Markets increased $623 million or 166%, mainly due to new impaired loans in the oil & gas and utilities sectors, partially offset by sales and repayments.

64             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Allowance for credit losses – Loans and acceptances	Table 51

	As at
(Millions of Canadian dollars)	October 31 2019	October 31 2018
Personal & Commercial Banking	$2,710	$2,536
Wealth Management	252	202
Capital Markets	455	347
Corporate Support and other	2	3
ACL on loans	$3,419	$3,088
ACL on other financial assets	45	71
Total ACL	$3,464	$3,159
ACL on loans is comprised of:
Retail	$1,886	$1,753
Wholesale	701	635
ACL on performing loans	$2,587	$2,388
ACL on impaired loans	$832	$700

Additional information by geography (1)
Canada
Retail	$187	$168
Wholesale	172	92
ACL on impaired loans	$359	$260
U.S.
Retail	$1	$1
Wholesale	141	164
ACL on impaired loans	$142	$165
Other International
Retail	$156	$166
Wholesale	175	109
ACL on impaired loans	$331	$275
ACL on impaired loans	$832	$700

(1)	Geographic information is based on residence of the borrower.

2019 vs. 2018

Total ACL of $3,464 million increased $305 million or 10% from the prior year, largely reflecting an increase of $331 million in ACL on loans.

ACL on performing loans of $2,587 million increased $199 million from the prior year, reflecting higher ACL in Personal & Commercial Banking, Capital Markets and Wealth Management, mainly driven by volume growth and unfavourable changes in portfolio mix.

ACL on impaired loans of $832 million increased $132 million from the prior year, mainly due to higher provisions, partially offset by write-offs, in Capital Markets and Personal & Commercial Banking.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            65

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities.

The measures of financial condition impacted by market risk are as follows:

1.	Positions whose revaluation gains and losses are reported in Revenue, which includes:
a)	Changes in the fair value of instruments classified or designated as fair value through profit and loss (FVTPL), and
b)	Hedge ineffectiveness.

2.	CET1 capital, which includes:
a)	All of the above, plus
b)	Changes in the fair value of FVOCI securities where revaluation gains and losses are reported as Other comprehensive income (OCI),
c)	Changes in the Canadian dollar value of investments in foreign subsidiaries, net of hedges, due to foreign exchange translation, and
d)	Changes in the fair value of employee benefit plan deficits.

3.	CET1 ratio, which includes:
a)	All of the above, plus
b)	Changes in RWA resulting from changes in traded market risk factors, and
c)	Changes in the Canadian dollar value of RWA due to foreign exchange translation.

4.	The economic value of the Bank, which includes:
a)	Points 1 and 2 above, plus
b)	Changes in the economic value of other non-trading positions, net interest income, and fee based income, as a result of changes in market risk factors.

Market risk controls – FVTPL positions

As an element of the ERAF, the Board approves our overall market risk constraints. GRM creates and manages the control structure for FVTPL positions which ensures that business is conducted consistent with Board requirements. The Market and Trading Credit Risk function within GRM is responsible for creating and managing the controls and governance procedures that ensure that risk taken is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss such as Value-at-Risk and Stressed Value-at-Risk as defined below:

Value-at-Risk (VaR) is a statistical measure of potential loss for a financial portfolio computed at a given level of confidence and over a defined holding period. We measure VaR at the 99th percentile confidence level for price movements over a one-day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions, with the exception of certain less material positions that are not actively traded and are updated on at least a monthly basis.

Stressed Value-at-Risk (SVaR) is calculated in an identical manner as VaR with the exception that it is computed using a fixed historical one-year period of extreme volatility and its inverse rather than the most recent two-year history. The stress period used is the interval from September 2008 through August 2009. SVaR is calculated daily for all portfolios, with the exception of certain less material positions that are not actively traded and are updated on at least a monthly basis.

VaR and SVaR are statistical estimates based on historical market data and should be interpreted with knowledge of their limitations, which include the following:

•   VaR and SVaR will not be predictive of future losses if the realized market movements differ significantly from the historical periods used to compute them.

•   VaR and SVaR project potential losses over a one-day holding period and do not project potential losses for risk positions held over longer time periods.

•   VaR and SVaR are measured using positions at close of business and do not include the impact of trading activity over the course of a day.

We validate our VaR and SVaR measures through a variety of means – including subjecting the models to vetting and validation by a group independent of the model developers and by back-testing the VaR against daily marked-to-market revenue to identify and examine events in which actual outcomes in trading revenue exceed the VaR projections.

Stress Tests – Our market risk stress testing program is used to identify and control risk due to large changes in market prices and rates. We conduct stress testing daily on positions that are marked-to-market. The stress tests simulate both historical and hypothetical events which are severe and long term in duration. Historical scenarios are taken from actual market events and range in duration up to 90 days. Examples include the equity market crash of 1987 and the global financial crisis of 2008. Hypothetical scenarios are designed to be forward-looking at potential future market stresses, and are designed to be severe but plausible. We are constantly evaluating and refining these scenarios as market conditions change. Stress results are calculated assuming an instantaneous revaluation of our positions with no management action.

These measures are computed on all positions that are FVTPL for financial reporting purposes, with the exception of those in a designated hedging relationship and those in our insurance businesses.

66             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures for 2019 and 2018.

Market risk VaR*	Table 52

	October 31, 2019				October 31, 2018
		For the year ended				For the year ended

(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	High	Low
Equity	$22	$19	$32	$11	$34	$14	$40	$6
Foreign exchange	3	4	13	2	12	4	12	2
Commodities	2	2	4	1	2	2	3	1
Interest rate (1)	13	14	19	11	15	17	30	10
Credit specific (2)	5	5	6	4	5	5	6	4
Diversification (3)	(17)	(17)	n.m	n.m.	(29)	(17)	n.m.	n.m.
Market risk VaR	$28	$27	$45	$15	$39	$25	$44	$13
Market risk Stressed VaR	$85	$106	$161	$76	$91	$79	$149	$40

*	This table represents an integral part of our 2019 Annual Consolidated Financial Statements.
(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.
n.m.	not meaningful

2019 vs. 2018

Average market risk VaR of $27 million increased $2 million from the prior year, mainly reflecting the impact of heightened equity market volatility from the first and fourth quarter of fiscal 2019, balanced out by lower average inventory levels in our fixed income portfolio.

Average SVaR of $106 million increased $27 million from the prior year, largely due to growth in certain fixed income portfolios sustained since the first quarter of fiscal 2019, in addition to the impact from heightened equity market volatility mentioned above.

The following chart displays a bar graph of our daily trading profit and loss and a line graph of our daily market risk VaR. We had 1 day of losses totaling $0.4 million in 2019, which did not exceed VaR on that day.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            67

The following chart displays the distribution of daily trading profit and loss in 2019 and 2018 with 1 day of losses in 2019 of $0.4 million as mentioned above. The largest reported profit was $33 million with an average daily profit of $14 million.

Market risk measures for assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense. As at October 31, 2019, we held assets in support of $11.4 billion liabilities with respect to insurance obligations (October 31, 2018 – $10.0 billion).

Market risk controls – Structural Interest Rate Risk (SIRR) positions(1)

The interest rate risk arising from traditional banking products, such as deposits and loans, is referred to as SIRR and is subject to limits and controls. SIRR measures also include related hedges as well as the interest rate risk from securities held for liquidity management. Factors contributing to SIRR include the mismatch between asset and liability repricing dates, relative changes in asset and liability rates, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity.

The Board approves the risk appetite for SIRR, and the Asset-Liability Committee (ALCO), along with GRM, provides ongoing governance of SIRR measurement and management through risk policies, limits, operating standards and other controls. SIRR reports are reviewed regularly by GRM, ALCO, the GRC, the Risk Committee of the Board and the Board.

Details on the non-trading risks included in SIRR are outlined in Table 54.

SIRR measurement

To monitor and control SIRR, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. Market scenarios include currency-specific parallel and non-parallel yield curve changes and interest rate volatility shocks.

In measuring NII risk, detailed structural balance sheets and income statements are dynamically simulated to determine the impact of market stress scenarios on projected NII. Assets, liabilities and off-balance sheet positions are simulated over various time horizons. The simulations incorporate product maturities, renewals and growth along with prepayment and redemption behaviour. Product pricing and volumes are forecast based on past experience and expectations for a given market stress scenario. EVE risk captures the market value sensitivity of structural positions to changes in rates. In measuring EVE risk, deterministic (single-scenario) and stochastic (multiple-scenario) valuation techniques are applied to detailed spot position data. NII and EVE risks are measured for a range of market risk stress scenarios which include extreme but plausible changes in market rates and volatilities. These SIRR measures do not include the benefit of management actions.

Management of NII and EVE risk is complementary and supports our efforts to generate a sustainable high-quality NII stream. NII and EVE risks for specific units are measured daily, weekly or monthly depending on their materiality, complexity and hedge strategy.

A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure NII and EVE risk. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, and the treatment of non-maturity deposits. All assumptions are derived empirically based on historical client behaviour and product pricing with consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by GRM.

Market risk measures – Structural Interest Rate Sensitivities

The following table shows the potential before-tax impact of an immediate and sustained 100 bps and 200 bps increase or decrease in interest rates on projected 12-month NII and EVE for our structural balance sheet, assuming no subsequent hedging. Rate floors are applied within the declining rates scenarios, with floor levels set based on rate changes experienced globally. Interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and management actions.

(1)	SIRR positions include impact of derivatives in hedge accounting relationships and FVOCI securities used for interest rate risk management.

68             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Market risk – SIRR measures*	Table 53

	2019						2018
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (2)	Total	Canadian dollar impact	U.S. dollar impact (2)	Total	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(1,151)	$(205)	$(1,356)	$351	$128	$479	$(1,140)	$505
100 bps decrease in rates	1,027	(107)	920	(486)	(151)	(637)	755	(582)
Before-tax impact of:
200 bps increase in rates	$(2,311)	$(690)	$(3,001)	$620	$247	$867	$(2,407)	$923
200 bps decrease in rates	2,030	(86)	1,944	(1,071)	(285)	(1,356)	1,067	(1,370)

*	This table represents an integral part of our 2019 Annual Consolidated Financial Statements.
(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
(2)	Represents the impact on the SIRR portfolios held in our City National and U.S. banking operations.

As at October 31, 2019, an immediate and sustained -100 bps shock would have had a negative impact to our NII of $637 million, up from $582 million last year. An immediate and sustained +100 bps shock at the end of October 31, 2019 would have had a negative impact to our EVE of $1,356 million, up from $1,140 million reported last year. The year-over-year change in NII sensitivity is largely attributed to balance sheet growth, while the year-over-year change in EVE sensitivity is mainly due to net growth in fixed rate assets. During 2019, NII and EVE risks remained well within approved limits.

Market risk measures for other material non-trading portfolios

Investment securities carried at FVOCI

We held $57.7 billion of investment securities carried at FVOCI as at October 31, 2019, compared to $48.5 billion in the prior year. We hold debt securities carried at FVOCI primarily as investments, as well as to manage liquidity risk and hedge interest rate risk in our non-trading banking balance sheet. As at October 31, 2019, our portfolio of investment securities carried at FVOCI is interest rate sensitive and would impact OCI by a pre-tax change in value of $7 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax change in value of $20 million, as measured by the change in value for a one basis point widening of credit spreads. The value of the investment securities carried at FVOCI included in our SIRR measure as at October 31, 2019 was $9.9 billion. Our investment securities carried at FVOCI also include equity exposures of $0.4 billion as at October 31, 2019, compared to $0.4 billion in the prior year.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposure unrelated to our trading activity. Hedge accounting is elected where applicable. These derivatives are included in our SIRR measure and other internal non-trading market risk measures. We use interest rate swaps to manage our SIRR, funding and investment activities. Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar, British Pound, and Euro.

For further details on the application of hedge accounting and the use of derivatives for hedging activities, refer to Notes 2 and 8 of our 2019 Annual Consolidated Financial Statements.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            69

Linkage of market risk to selected balance sheet items

The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

Linkage of market risk to selected balance sheet items	Table 54

	As at October 31, 2019
		Market risk measure

(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$26,310	$–	$26,310	Interest rate
Interest-bearing deposits with banks	38,345	22,287	16,058	Interest rate
Securities
Trading	146,534	136,609	9,925	Interest rate, credit spread
Investment, net of applicable allowance	102,470	–	102,470	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	306,961	246,068	60,893	Interest rate
Loans
Retail	426,086	10,876	415,210	Interest rate
Wholesale	195,870	7,111	188,759	Interest rate
Allowance for loan losses	(3,100)	–	(3,100)	Interest rate
Segregated fund net assets	1,663	–	1,663	Interest rate
Other
Derivatives	101,560	99,318	2,242	Interest rate, foreign exchange
Other assets	79,802	4,648	75,154	Interest rate
Assets not subject to market risk (3)	6,434
Total assets	$1,428,935	$526,917	$895,584
Liabilities subject to market risk
Deposits	$886,005	$99,137	$786,868	Interest rate
Segregated fund liabilities	1,663	–	1,663	Interest rate
Other
Obligations related to securities sold short	35,069	35,069	–
Obligations related to assets sold under repurchase agreements and securities loaned	226,586	218,612	7,974	Interest rate
Derivatives	98,543	96,512	2,031	Interest rate, foreign exchange
Other liabilities	79,040	8,918	70,122	Interest rate
Subordinated debentures	9,815	–	9,815	Interest rate
Liabilities not subject to market risk (4)	8,589
Total liabilities	$1,345,310	$458,248	$878,473
Total equity	$83,625
Total liabilities and equity	$1,428,935

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR and SVaR and stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in SIRR.
(3)	Assets not subject to market risk include $6,434 million of physical and other assets.
(4)	Liabilities not subject to market risk include $8,589 million of payroll related and other liabilities.

70             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

	As at October 31, 2018

		Market risk measure

(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$30,209	$–	$30,209	Interest rate
Interest-bearing deposits with banks	36,471	20,277	16,194	Interest rate
Securities
Trading	128,258	120,163	8,095	Interest rate, credit spread
Investment, net of applicable allowance	94,608	–	94,608	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	294,602	219,108	75,494	Interest rate
Loans
Retail	399,452	4,307	395,145	Interest rate
Wholesale	180,278	9,128	171,150	Interest rate
Allowance for loan losses	(2,912)	–	(2,912)	Interest rate
Segregated fund net assets	1,368	–	1,368	Interest rate
Derivatives	94,039	91,275	2,764	Interest rate, foreign exchange
Other assets	71,655	2,259	69,396	Interest rate
Assets not subject to market risk (3)	6,706
Total assets	$1,334,734	$466,517	$861,511
Liabilities subject to market risk
Deposits (4)	$836,197	$81,432	$754,765	Interest rate
Segregated fund liabilities	1,368	–	1,368	Interest rate
Other
Obligations related to securities sold short	32,247	32,247	–
Obligations related to assets sold under repurchase agreements and securities loaned	206,814	201,839	4,975	Interest rate
Derivatives	90,238	87,352	2,886	Interest rate, foreign exchange
Other liabilities	72,116	7,661	64,455	Interest rate
Subordinated debentures	9,131	–	9,131	Interest rate
Liabilities not subject to market risk (4), (5)	6,668
Total liabilities	$1,254,779	$410,531	$837,580
Total equity	$79,955
Total liabilities and equity	$1,334,734

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR and SVaR and stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in SIRR.
(3)	Assets not subject to market risk include $6,706 million of physical and other assets.
(4)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in liabilities not subject to market risk. Amounts have been reclassified to conform with this presentation.
(5)	Liabilities not subject to market risk include $6,668 million of payroll related and other liabilities.

Liquidity and funding risk

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they come due. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.

Our liquidity profile is structured to ensure that we have sufficient liquidity to satisfy current and prospective commitments in both normal and stressed conditions. To achieve this goal, we operate under a comprehensive Liquidity Risk Management Framework (LRMF) and Pledging Policy. We also employ several liquidity risk mitigation strategies that include:

•   Achieving an appropriate balance between the level of exposure allowed under our risk appetite and the cost of risk mitigation;

•   Maintaining broad funding access, including preserving and promoting a reliable base of core client deposits and ongoing access to diversified wholesale funding sources;

•    A comprehensive liquidity stress testing program, contingency, recovery and resolution planning and status monitoring to ensure sufficiency of unencumbered marketable securities and demonstrated capacity to monetize specific asset classes;

•   Governance of pledging activity through limits and liquid asset buffers for potential pledging activity;

•   Timely and granular risk measurement information;

•   Transparent liquidity transfer pricing and cost allocation; and

•   Our three lines of defense governance model.

Risk control

Our liquidity risk objectives, policies and methodologies are reviewed regularly, and are updated to reflect changing market conditions and business mix. This includes aligning with local regulatory developments. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Liquidity risk remains well within our risk appetite.

The Board annually approves the delegation of liquidity risk authorities to senior management. The Risk Committee of the Board annually approves the LRMF and the Pledging Policy and is responsible for their oversight. The Board, the Risk Committee of the Board, the GRC and the ALCO regularly review reporting on our enterprise-wide liquidity position. The GRC, the Policy Review Committee (PRC) and/or the ALCO also review liquidity documents prepared for the Board or its committees.

•	The PRC annually approves the Liquidity Risk Policy (LRP), which establishes minimum risk control elements in accordance with the Board-approved risk appetite and the LRMF.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            71

•

The ALCO annually approves the Liquidity Contingency Plan (LCP) and provides strategic direction and oversight to Corporate Treasury, other functions, and business segments on the management of liquidity.

These policies are supported by operational, desk and product-level policies that implement risk control elements, such as parameters, methodologies, management limits and authorities that govern the measurement and management of liquidity. Stress testing is also employed to assess the robustness of the control framework and inform liquidity contingency plans.

Risk measurement

Liquidity risk is measured by applying scenario-specific assumptions against our assets and liabilities and off-balance sheet commitments to derive expected cash flow profiles over varying time horizons. For example, government bonds generally can be quickly and easily converted to cash without significant loss of value regardless of their contractual maturity. Similarly, while relationship-based deposits contractually can be withdrawn immediately, in practice, these balances can be relatively stable sources of funding depending on several factors, such as the nature of the client and their intended use. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure their alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and generally accepted industry practices.

To manage liquidity risk within our liquidity risk appetite, we set limits on various metrics reflecting a range of time horizons and severity of stress conditions and develop contingency, recovery and resolution plans. Our liquidity risk measurement and control activities are divided into three categories as follows:

Structural (longer-term) liquidity risk

To guide our secured and unsecured wholesale term funding activities, we employ an internal metric to manage and control the structural alignment between long-term illiquid assets and longer-term funding sourced from wholesale investors and core relationship deposits.

Tactical (shorter-term) liquidity risk

To address potential immediate cash flow risks in times of stress, we use short-term net cash flow limits to control risk of material units, subsidiaries and currencies, and perform stress testing assessments. Net cash flow positions are determined by applying internally-derived risk assumptions and parameters to known and anticipated cash flows for all material unencumbered assets, liabilities and off-balance sheet activities. Encumbered assets are not considered a source of available liquidity. We also control tactical liquidity by adhering to enterprise-wide and unit-specific prescribed regulatory standards, such as LCR.

Contingency liquidity risk

Contingency liquidity risk planning assesses the impact of sudden stress events and our planned responses. Our LCP, maintained and administered by Corporate Treasury, has been developed to guide our potential responses to liquidity crises. Under leadership of Corporate Treasury, both enterprise and regional Liquidity Crisis Teams (LCT) meet regularly to assess our liquidity status, approve the LCP, and in times of stress provide valuable linkages to front line and risk functions to support the crisis management process. LCT’s include members from key business segments, GRM, Finance, Operations, and Communications with relevant subject matter expertise.

Our stress tests, which include elements of scenario and sensitivity analyses, measure our prospective exposure to systemic and RBC-specific events over a period of several weeks. Different levels of severity are considered for each type of crisis with some scenarios reflecting multiple-downgrades to our credit ratings.

The contingency liquidity risk planning process identifies contingent funding needs (e.g., draws on committed credit and liquidity lines, demands for more collateral and deposit run-off) and sources (e.g., contingent liquid asset sales and incremental wholesale funding capacity) under various stress scenarios, and as a result, informs requirements for our earmarked unencumbered liquid asset portfolios.

Our unencumbered liquid asset portfolios consist of diversified, highly rated and liquid marketable securities, overnight government reverse repos and deposits with central banks. These portfolios are subject to minimum asset quality levels and, as appropriate, other eligibility guidelines (e.g., maturity, diversification and eligibility for central bank advances) to maximize ready access to additional cash should it be required. These securities, when added to other unencumbered liquid assets that we hold as a result of capital markets or other activities, contribute to our liquidity reserve, and are reflected in the asset encumbrance disclosures shown below.

Liquidity reserve and asset encumbrance

The following tables provide summaries of our liquidity reserve and asset encumbrance. In both tables, unencumbered assets represent, to varying degrees, a ready source of funding. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources. The encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or regional capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. As per our liquidity management framework and practice, encumbered assets are not considered a source of liquidity.

72             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Liquidity reserve

Our liquidity reserve consists of available unencumbered liquid assets as well as uncommitted and undrawn central bank borrowing facilities that could be accessed under extraordinary circumstances subject to satisfying certain preconditions as set by various central banks (e.g., BoC, the Fed, Bank of England, and Bank of France).

Although unused wholesale funding capacity, which is regularly assessed, could be another potential source of liquidity to mitigate stressed conditions, it is excluded in the determination of the liquidity reserve.

Liquidity reserve	Table 55

	As at October 31, 2019

(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and due from banks	$26,310	$–	$26,310	$2,860	$23,450
Interest-bearing deposits with banks	38,345	–	38,345	329	38,016
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	206,960	311,019	517,979	345,753	172,226
Other securities	90,026	115,261	205,287	96,184	109,103
Undrawn credit lines granted by central banks (2)	9,534	–	9,534	–	9,534
Other assets eligible as collateral for discount (3)	109,327	–	109,327	–	109,327
Other liquid assets (4)	21,732	–	21,732	21,316	416
Total liquid assets	$502,234	$426,280	$928,514	$466,442	$462,072

	As at October 31, 2018

(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and due from banks	$30,209	$–	$30,209	$2,573	$27,636
Interest-bearing deposits with banks	36,471	–	36,471	366	36,105
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (1)	188,911	261,119	450,030	297,681	152,349
Other securities	78,090	126,209	204,299	84,589	119,710
Undrawn credit lines granted by central banks (2)	9,988	–	9,988	–	9,988
Other assets eligible as collateral for discount (3)	99,120	–	99,120	–	99,120
Other liquid assets (4)	19,758	–	19,758	19,406	352
Total liquid assets	$462,547	$387,328	$849,875	$404,615	$445,260

	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Royal Bank of Canada	$224,063	$219,197
Foreign branches	71,062	73,015
Subsidiaries	166,947	153,048
Total unencumbered liquid assets	$462,072	$445,260

(1)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(2)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York (FRBNY). Amounts are at face value and would be subject to collateral margin requirements applied by the FRBNY to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the FRBNY and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(3)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the BoC for advances under its Emergency Lending Assistance (ELA) program. ELA is not considered a source of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as collateral to meet requirements and mitigate further market liquidity disruption. The balance also includes our unencumbered mortgage loans that qualify as eligible collateral at Federal Home Loan Bank (FHLB).
(4)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

The liquidity reserve is typically most affected by routine flows of client banking activity where liquid asset portfolios adjust to the change in cash balances, and additionally from capital markets activities where business strategies and client flows may also affect the addition or subtraction of liquid assets in the overall calculation of the liquidity reserve. Corporate Treasury also affects liquidity reserves through the management of funding issuances where reserves absorb timing mismatches between debt issuances and deployment into business activities.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            73

2019 vs. 2018

Total liquid assets increased $79 billion or 9%, primarily due to an increase in securities received as collateral under collateral swap and reverse repurchase transactions as well as the on-balance sheet securities portfolio. The increase in collateral received was offset by a corresponding increase in collateral pledged under encumbered liquid assets due to repurchase and collateral swap transactions.

Asset encumbrance

The table below provides a summary of cash, securities and other assets, distinguishing between those that are encumbered or available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at October 31, 2019, our unencumbered assets available as collateral comprised 29% of total assets (October 31, 2018 – 29%).

Asset encumbrance	Table 56

	As at

	October 31 2019					October 31 2018

	Encumbered		Unencumbered			Encumbered		Unencumbered

(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total
Cash and due from banks	$–	$2,860	$23,450	$–	$26,310	$–	$2,573	$27,636	$–	$30,209
Interest-bearing deposits with banks	–	329	38,016	–	38,345	–	366	36,105	–	36,471
Securities
Trading	44,431	–	99,420	2,683	146,534	40,640	–	84,270	3,348	128,258
Investment, net of applicable allowance	16,376	–	86,045	49	102,470	12,195	–	82,351	62	94,608
Assets purchased under reverse repurchase agreements and securities borrowed (4)	399,013	22,793	49,325	5,214	476,345	348,597	22,188	53,590	5,722	430,097
Loans
Retail
Mortgage securities	31,345	–	40,401	–	71,746	34,286	–	36,234	–	70,520
Mortgage loans	42,103	–	22,598	171,644	236,345	36,959	–	17,784	157,208	211,951
Non-mortgage loans	7,094	–	62,204	48,697	117,995	8,553	–	59,611	48,817	116,981
Wholesale	–	–	34,882	160,988	195,870	–	–	32,478	147,800	180,278
Allowance for loan losses	–	–	–	(3,100)	(3,100)	–	–	–	(2,912)	(2,912)
Segregated fund net assets	–	–	–	1,663	1,663	–	–	–	1,368	1,368
Other
Derivatives	–	–	–	101,560	101,560	–	–	–	94,039	94,039
Other (5)	21,316	–	416	64,504	86,236	19,406	–	352	58,603	78,361
Total assets	$561,678	$25,982	$456,757	$553,902	$1,598,319	$500,636	$25,127	$430,411	$514,055	$1,470,229

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions for borrowing and application of prescribed collateral margin requirements, be pledged to the BoC for advances under its ELA program. It also includes our unencumbered mortgage loans that qualify as eligible collateral at FHLB. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the FRBNY. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile. However, banks could monetize assets meeting collateral criteria during periods of extraordinary and severe disruption to market-wide liquidity.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or for other lending programs.
(4)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing, derivative transactions, and margin lending. Includes $22.8 billion (October 31, 2018 – $22.2 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(5)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit and funding profile

As at October 31, 2019, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $594 billion or 51% of our total funding (October 31, 2018 – $545 billion or 50%). The remaining portion is comprised of short- and long-term wholesale funding.

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquidity asset buffers.

On April 18, 2018, the Department of Finance published bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, which became effective September 23, 2018. Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at October 31, 2019, the notional value of issued and outstanding long-term debt subject to conversion under the Bail-in regime was $20,320 million (October 31, 2018 – $4,467 million).

For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.

74             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Long-term debt issuance

During 2019, we continued to experience more favourable unsecured wholesale funding access and pricing compared to many global peers. We issued, either directly or through our subsidiaries, unsecured long-term funding of $19.1 billion in various currencies and markets, which was more than offset by maturities.

We primarily use residential mortgage and credit card securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. Our total secured long-term funding includes outstanding mortgage-backed securities (MBS) sold, covered bonds that are collateralized with residential mortgages and securities backed by credit card receivables.

Compared to 2018, our outstanding MBS sold decreased $1.8 billion. Our covered bonds and securitized credit card receivables increased $2.3 billion and decreased $1.5 billion, respectively.

For further details, refer to the Off-balance sheet arrangements section.

Long-term funding sources*	Table 57

	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Unsecured long-term funding	$94,662	$102,325
Secured long-term funding	63,853	64,843
Subordinated debentures	9,788	9,397
	$168,303	$176,565

*	This table represents an integral part of our 2019 Annual Consolidated Financial Statements.

Our wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Programs by geography	Table 58

Canada	U.S.	Europe/Asia
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$40 billion	• European Debt Issuance Program – US$40 billion • Global Covered Bond Program – €32 billion • Japanese Issuance Programs – ¥1 trillion

We also raise long-term funding using Canadian Senior Notes, Canadian National Housing Act MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).   We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Based on original term to maturity greater than 1 year	(1) Based on original term to maturity greater than 1 year (2) Mortgage-backed securities and Canada Mortgage Bonds

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            75

The following table provides our composition of wholesale funding based on remaining term to maturity:

Composition of wholesale funding (1)	Table 59

	As at October 31, 2019

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,087	$–	$388	$33	$4,508	$–	$–	$4,508
Certificates of deposit and commercial paper	2,917	12,037	17,390	22,038	54,382	132	–	54,514
Asset-backed commercial paper (3)	2,542	3,188	6,543	3,905	16,178	–	–	16,178
Senior unsecured medium-term notes (4)	11	2,293	9,183	14,188	25,675	18,856	29,756	74,287
Senior unsecured structured notes (5)	847	676	171	1,342	3,036	1,810	5,047	9,893
Mortgage securitization	–	524	1,796	727	3,047	3,523	11,015	17,585
Covered bonds/asset-backed securities (6)	–	–	6,282	2,305	8,587	14,337	23,426	46,350
Subordinated liabilities	–	2,000	–	998	2,998	2,500	4,290	9,788
Other (7)	9,489	1,224	157	1,663	12,533	141	9,976	22,650
Total	$19,893	$21,942	$41,910	$47,199	$130,944	$41,299	$83,510	$255,753
Of which:
Secured	$10,339	$3,929	$14,621	$6,937	$35,826	$17,860	$34,441	$88,127
Unsecured	9,554	18,013	27,289	40,262	95,118	23,439	49,069	167,626

	As at October 31, 2018

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,507	$10	$42	$–	$4,559	$–	$–	$4,559
Certificates of deposit and commercial paper	3,658	9,000	20,994	14,926	48,578	197	132	48,907
Asset-backed commercial paper (3)	1,908	2,581	5,877	6,197	16,563	–	–	16,563
Senior unsecured medium-term notes (4)	122	6,132	7,424	8,090	21,768	23,125	33,513	78,406
Senior unsecured structured notes (5)	185	215	353	693	1,446	2,603	5,608	9,657
Mortgage securitization	–	2,473	527	1,099	4,099	3,027	12,193	19,319
Covered bonds/asset-backed securities (6)	–	21	4,641	5,409	10,071	8,581	26,861	45,513
Subordinated liabilities	–	–	–	1,103	1,103	2,993	5,301	9,397
Other (7)	7,639	1,658	419	1,189	10,905	4	9,122	20,031
Total	$18,019	$22,090	$40,277	$38,706	$119,092	$40,530	$92,730	$252,352
Of which:
Secured	$8,292	$5,666	$11,045	$12,706	$37,709	$11,608	$39,054	$88,371
Unsecured	9,727	16,424	29,232	26,000	81,383	28,922	53,676	163,981

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card and mortgage loans.
(7)	Includes tender option bonds (secured) of $8,014 million (October 31, 2018 – $6,978 million), bearer deposit notes (unsecured) of $4,813 million (October 31, 2018 – $4,084 million) and other long-term structured deposits (unsecured) of $9,823 million (October 31, 2018 – $8,969 million).

76             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.

The following table presents our major credit ratings(1):

Credit ratings	Table 60

As at December 3, 2019

	Short-term debt	Legacy senior long-term debt (2)	Senior long-term debt (3)	Outlook
Moody’s (4)	P-1	Aa2	A2	stable
Standard & Poor’s (5)	A-1+	AA-	A	stable
Fitch Ratings (6)	F1+	AA	AA	stable
DBRS (7)	R-1(high)	AA (high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On August 1, 2019, Moody’s affirmed our ratings with a stable outlook.
(5)	On June 24, 2019, Standard & Poor’s affirmed our ratings with a stable outlook.
(6)	On October 22, 2018, Fitch Ratings affirmed our ratings with a stable outlook.
(7)	On June 18, 2019, DBRS revised our outlook to stable from positive, upgraded our legacy senior long-term debt rating to AA (high) from AA and upgraded our senior long-term debt rating to AA from AA (low).

Additional contractual obligations for rating downgrades

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The following table provides the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades	Table 61

	As at
	October 31 2019			October 31 2018

(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$165	$64	$124	$125	$45	$191
Other contractual funding or margin requirements (1)	180	176	–	185	176	–

(1)	Includes GICs issued by our municipal markets business out of New York.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            77

Liquidity Coverage Ratio (LCR)

The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a 30-day period in an acute stress scenario. The BCBS and OSFI regulatory minimum coverage level for LCR is currently 100%.

OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.

Liquidity coverage ratio (1)	Table 62

	For the three months ended
	October 31 2019		July 31 2019

(Millions of Canadian dollars, except percentage amounts)
	Total unweighted value (average) (2)	Total weighted value (average)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	n.a.	$234,605	n.a.	$224,629
Cash outflows
Retail deposits and deposits from small business customers, of which:	$266,868	$20,417	$258,989	$19,680
Stable deposits (3)	89,565	2,687	88,841	2,665
Less stable deposits	177,303	17,730	170,148	17,015
Unsecured wholesale funding, of which:	303,129	137,946	302,672	142,038
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	133,484	31,907	130,030	31,079
Non-operational deposits	145,888	82,282	148,207	86,524
Unsecured debt	23,757	23,757	24,435	24,435
Secured wholesale funding	n.a.	33,904	n.a.	33,351
Additional requirements, of which:	265,287	72,268	269,355	82,274
Outflows related to derivative exposures and other collateral requirements	57,869	33,108	66,828	44,430
Outflows related to loss of funding on debt products	7,761	7,761	6,080	6,080
Credit and liquidity facilities	199,657	31,399	196,447	31,764
Other contractual funding obligations (5)	19,108	19,108	20,370	20,370
Other contingent funding obligations (6)	441,413	7,999	431,682	7,842
Total cash outflows	n.a.	$291,642	n.a.	$305,555
Cash inflows
Secured lending (e.g., reverse repos)	$313,698	$52,469	$327,511	$56,368
Inflows from fully performing exposures	15,692	11,154	14,399	9,909
Other cash inflows	43,442	43,442	55,667	55,667
Total cash inflows	n.a.	$107,065	n.a.	$121,944
		Total adjusted value		Total adjusted value
Total HQLA		$234,605		$224,629
Total net cash outflows		184,577		183,611
Liquidity coverage ratio		127%		122%

(1)	The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended October 31, 2019 is calculated as an average of 63 daily positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized enterprises (SMEs), are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).
n.a.	not applicable

We manage our LCR position within a target range that reflects our liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 83% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also

78             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Q4 2019 vs. Q3 2019

The average LCR for the quarter ended October 31, 2019 was 127%, which translates into a surplus of approximately $50 billion, compared to 122% in the prior quarter. The increase in the LCR surplus from the previous quarter is primarily due to a change in funding and business mix.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g., amortized cost or fair value) at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items	Table 63

	As at October 31, 2019

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$62,095	$3	$–	$–	$–	$–	$–	$–	$2,557	$64,655
Securities
Trading (1)	96,229	14	45	10	21	64	97	8,601	41,453	146,534
Investment, net of applicable allowance	3,069	3,960	3,857	2,886	3,511	16,203	24,638	43,907	439	102,470
Assets purchased under reverse repurchase agreements and securities borrowed	164,870	62,971	41,569	10,985	14,993	133	–	–	11,440	306,961
Loans, net of applicable allowance	23,097	17,145	25,854	28,796	29,533	120,524	232,364	51,049	90,494	618,856
Other
Customers’ liability under acceptances	12,940	5,119	27	–	–	–	–	–	(24)	18,062
Derivatives	5,668	8,635	4,265	3,227	3,547	9,815	18,753	47,649	1	101,560
Other financial assets	28,296	1,400	1,193	48	61	169	277	1,861	2,164	35,469
Total financial assets	$396,264	$99,247	$76,810	$45,952	$51,666	$146,908	$276,129	$153,067	$148,524	$1,394,567
Other non-financial assets	2,907	1,475	108	865	109	1,373	1,507	1,696	24,328	34,368
Total assets	$399,171	$100,722	$76,918	$46,817	$51,775	$148,281	$277,636	$154,763	$172,852	$1,428,935
Liabilities and equity
Deposits (2)
Unsecured borrowing	$50,872	$36,251	$47,307	$38,376	$42,885	$28,886	$51,557	$20,230	$470,027	$786,391
Secured borrowing	2,588	4,874	10,679	3,596	2,395	10,351	19,535	5,755	–	59,773
Covered bonds	–	–	4,828	–	5,255	10,818	13,263	5,677	–	39,841
Other
Acceptances	12,944	5,119	27	–	–	–	–	–	1	18,091
Obligations related to securities sold short	35,069	–	–	–	–	–	–	–	–	35,069
Obligations related to assets sold under repurchase agreements and securities loaned	192,855	14,281	13,462	6	–	4	–	–	5,978	226,586
Derivatives	6,325	7,779	4,519	3,430	3,442	9,155	17,348	46,515	30	98,543
Other financial liabilities	29,008	1,066	849	290	443	272	701	8,510	691	41,830
Subordinated debentures	–	–	–	–	–	–	316	9,499	–	9,815
Total financial liabilities	$329,661	$69,370	$81,671	$45,698	$54,420	$59,486	$102,720	$96,186	$476,727	$1,315,939
Other non-financial liabilities	1,314	5,288	276	154	142	898	903	11,179	9,217	29,371
Equity	–	–	–	–	–	–	–	–	83,625	83,625
Total liabilities and equity	$330,975	$74,658	$81,947	$45,852	$54,562	$60,384	$103,623	$107,365	$569,569	$1,428,935
Off-balance sheet items
Financial guarantees	$427	$2,409	$2,088	$2,829	$2,382	$986	$5,394	$45	$48	$16,608
Lease commitments	69	137	204	197	198	719	1,619	3,032	–	6,175
Commitments to extend credit	2,996	6,367	8,821	10,655	11,638	41,740	150,267	27,827	3,865	264,176
Other credit-related commitments	469	934	1,615	1,863	1,365	191	634	10	92,392	99,473
Other commitments	35	–	–	–	–	–	–	–	484	519
Total off-balance sheet items	$3,996	$9,847	$12,728	$15,544	$15,583	$43,636	$157,914	$30,914	$96,789	$386,951

(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            79

	As at October 31, 2018

(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$64,201	$2	$–	$–	$–	$–	$–	$–	$2,477	$66,680
Securities
Trading (1)	86,551	20	22	16	1	52	72	6,982	34,542	128,258
Investment, net of applicable allowance	3,529	6,855	1,419	2,593	2,399	12,989	25,061	39,396	367	94,608
Assets purchased under reverse repurchase agreements and securities borrowed	168,810	66,854	28,828	10,298	11,692	552	–	–	7,568	294,602
Loans, net of applicable allowance	22,534	14,967	21,079	26,753	25,271	122,687	211,768	44,191	87,568	576,818
Other
Customers’ liability under acceptances	10,774	4,788	94	1	–	5	–	–	(21)	15,641
Derivatives	6,070	10,179	4,930	4,032	3,030	11,130	18,067	36,581	20	94,039
Other financial assets	25,670	873	938	78	157	112	231	1,758	2,120	31,937
Total financial assets	$388,139	$104,538	$57,310	$43,771	$42,550	$147,527	$255,199	$128,908	$134,641	$1,302,583
Other non-financial assets	1,809	1,268	590	364	559	971	1,352	1,125	24,113	32,151
Total assets	$389,948	$105,806	$57,900	$44,135	$43,109	$148,498	$256,551	$130,033	$158,754	$1,334,734
Liabilities and equity
Deposits (2), (3)
Unsecured borrowing	$46,793	$33,849	$47,209	$30,511	$36,116	$34,641	$50,792	$14,844	$440,246	$735,001
Secured borrowing	2,340	6,571	9,321	5,433	4,232	7,135	23,388	5,902	–	64,322
Covered bonds	–	–	2,579	1,499	2,982	10,022	16,360	3,432	–	36,874
Other
Acceptances	10,775	4,787	94	1	–	5	–	–	–	15,662
Obligations related to securities sold short	32,247	–	–	–	–	–	–	–	–	32,247
Obligations related to assets sold under repurchase agreements and securities loaned	146,205	44,248	9,030	91	–	–	–	–	7,240	206,814
Derivatives	5,998	8,585	4,650	4,176	3,311	9,808	17,205	36,496	9	90,238
Other financial liabilities (3)	27,414	1,003	582	233	414	154	522	7,633	733	38,688
Subordinated debentures	–	–	–	–	103	–	318	8,710	–	9,131
Total financial liabilities	$271,772	$99,043	$73,465	$41,944	$47,158	$61,765	$108,585	$77,017	$448,228	$1,228,977
Other non-financial liabilities	992	5,095	346	183	157	765	868	9,449	7,947	25,802
Equity	–	–	–	–	–	–	–	–	79,955	79,955
Total liabilities and equity	$272,764	$104,138	$73,811	$42,127	$47,315	$62,530	$109,453	$86,466	$536,130	$1,334,734
Off-balance sheet items
Financial guarantees	$532	$2,026	$1,647	$2,696	$1,337	$1,910	$4,179	$1,125	$50	$15,502
Lease commitments	66	131	194	199	194	695	1,517	2,814	–	5,810
Commitments to extend credit	4,122	3,417	8,736	9,667	11,406	33,030	168,071	23,899	269	262,617
Other credit-related commitments	577	795	1,586	1,498	1,324	478	680	148	107,499	114,585
Other commitments	141	–	–	–	–	–	–	–	556	697
Total off-balance sheet items	$5,438	$6,369	$12,163	$14,060	$14,261	$36,113	$174,447	$27,986	$108,374	$399,211

(1)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.
(3)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other financial liabilities. Amounts have been reclassified to conform with this presentation.

80             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis

The following tables provide remaining contractual maturity analysis of our financial liabilities and off-balance sheet items. The amounts disclosed in the following table are the contractual undiscounted cash flows of all financial liabilities (e.g., par value or amount payable upon maturity). The amounts do not reconcile directly with those in our consolidated balance sheets as the table incorporates only cash flows relating to payments on maturity and do not recognize premiums, discounts or mark-to-market adjustments recognized in the instruments’ carrying values as at the balance sheet date. Financial liabilities are based upon the earliest period in which they are required to be paid. For off-balance sheet items, the undiscounted cash flows potentially payable under financial guarantees and commitments to extend credit are classified on the basis of the earliest date they can be called.

Contractual maturities of financial liabilities and off-balance sheet items – undiscounted basis*	Table 64

	As at October 31, 2019
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities
Deposits (1)	$406,042	$315,398	$50,218	$83,651	$30,560	$885,869
Other
Acceptances	–	18,091	–	–	–	18,091
Obligations related to securities sold short	–	35,125	–	–	–	35,125
Obligations related to assets sold under repurchase agreements and securities loaned	5,977	220,592	4	–	–	226,573
Other liabilities	617	31,794	190	640	8,512	41,753
Subordinated debentures	–	–	–	316	9,499	9,815
	412,636	621,000	50,412	84,607	48,571	1,217,226
Off-balance sheet items
Financial guarantees (2)	$16,608	$–	$–	$–	$–	$16,608
Lease commitments	–	805	719	1,619	3,032	6,175
Commitments to extend credit (2)	226,021	38,148	6	1	–	264,176
	242,629	38,953	725	1,620	3,032	286,959
Total financial liabilities and off-balance sheet items	$655,265	$659,953	$51,137	$86,227	$51,603	$1,504,185

	As at October 31, 2018
(Millions of Canadian dollars)	On demand	Within 1 year	1 year to 2 years	2 years to 5 years	5 years and greater	Total
Financial liabilities
Deposits (1), (3)	$382,847	$287,928	$52,108	$91,154	$24,240	$838,277
Other
Acceptances	–	15,657	5	–	–	15,662
Obligations related to securities sold short	–	32,222	–	–	–	32,222
Obligations related to assets sold under repurchase agreements and securities loaned	7,240	199,574	–	–	–	206,814
Other liabilities (3)	1,753	28,568	98	383	7,700	38,502
Subordinated debentures	–	103	–	318	8,710	9,131
	391,840	564,052	52,211	91,855	40,650	1,140,608
Off-balance sheet items
Financial guarantees (2)	$15,502	$–	$–	$–	$–	$15,502
Lease commitments	–	784	695	1,517	2,814	5,810
Commitments to extend credit (2)	224,058	38,528	2	29	–	262,617
	239,560	39,312	697	1,546	2,814	283,929
Total financial liabilities and off-balance sheet items	$631,400	$603,364	$52,908	$93,401	$43,464	$1,424,537

*	This table represents an integral part of our 2019 Annual Consolidated Financial Statements.
(1)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile.
(2)	We believe that it is highly unlikely that all or substantially all of these guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled. The management of the liquidity risk associated with potential extensions of funds is outlined in the preceding Risk measurement section.
(3)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Amounts have been reclassified to conform with this presentation.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            81

Insurance risk

Insurance risk refers to the potential financial loss that may arise where the amount, timing and/or frequency of benefit and/or premium payments under insurance and reinsurance contracts are different than expected. Insurance risk is distinct from those risks covered by other parts of our risk management framework (e.g., credit, market and operational risk) where those risks are ancillary to, or accompany, the risk transfer. The four insurance sub-risks are: morbidity, mortality, longevity and travel risk.

Our Insurance Risk Framework provides an overview of our processes and tools for identifying, assessing, managing, mitigating and reporting on the insurance risks that face the organization. These are also supported by our robust three lines of defence governance structure.

Operational/regulatory compliance risk drivers

Operational risk

Operational risk is the risk of loss or harm resulting from people, inadequate or failed internal processes and systems or from external events. Operational risk is inherent in all of our activities and third party activities and failure to manage operational risk can result in direct or indirect financial loss, reputational impact or regulatory censure.

Our management of operational risk follows the three lines of defence governance model, encompassing the organizational roles and responsibilities for a co-ordinated enterprise-wide approach. For further details, refer to the Risk management – Enterprise risk management section.

Operational Risk Framework

We have an Enterprise Operational Risk Framework which sets out the processes to identify, assess, monitor, measure, report and communicate on operational risk. The processes are established through the following:

•

Risk identification and assessment tools, including the collection and analysis of risk event data, help risk owners understand and proactively manage operational risk exposures. Risk assessments ensure alignment between risk exposures and efforts to manage them. Management uses outputs of these tools to make informed risk decisions.

•

Risk monitoring tools alert management to changes in the operational risk profile. When paired with escalation and monitoring triggers, risk monitoring tools can identify risk trends, warn management of risk levels that approach or exceed defined limits, as well as prompt actions and mitigation plans to be undertaken.

•

Risk capital measurement provides credible estimation of potential risk exposure, surfaces risk vulnerabilities, and informs strategic and capital planning decisions, which ultimately ensures that the bank is sufficiently resilient to withstand operational risk losses both in normal times and under stress situations.

•	Risk reporting and communication processes ensure that relevant operational risk information is made available to management in a timely manner to support risk-informed business decisions.

Conclusions from the operational risk programs enable learning based on what has happened to us, whether it could happen elsewhere in the bank, and what controls we need to amend or implement. These conclusions support the articulation of our operational risk appetite and are used to inform the overall level of operational risk exposure which thereby defines our operational risk profile. This profile includes significant operational risk exposures, potential new and emerging exposures and trends, and overall conclusions on the control environment and risk outlook. We proactively identify and investigate corporate insurance opportunities to mitigate and reduce potential future impacts of operational risk.

We consider the potential risks and rewards of our decisions to strike the balance between accepting potential losses versus incurring costs of mitigation, the expression of which is in the form of our operational risk appetite. Our operational risk appetite is established at the Board level and cascaded throughout each of our business segments.

Management reports have been implemented at various levels to support proactive management of operational risk and transparency of risk exposures. These reports are provided to senior management on a regular basis and provide detail on the main drivers of the risk status and trend for each of our business segments and the bank overall. In addition, changes to the operational risk profile that are not aligned to our business strategy or operational risk appetite are identified and discussed at GRC and the Risk Committee of the Board.

82             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Our operations expose us to many different operational risks, which may adversely affect our businesses and financial results. The following list is not exhaustive, as other factors could also adversely affect our results.

Risk	Description
Cybersecurity

We have a dedicated team of technology and cybersecurity professionals that manage a comprehensive program to help protect the organization against breaches and other incidents by ensuring appropriate security and operational controls are in place. We continue to strengthen our cyber-control framework and to improve our resilience and cybersecurity capabilities including 24 hour monitoring and alerting of potentially suspicious security events and incidents. Throughout the year, investments continued to be made on the program and multiple scenarios and simulations were conducted to test our resiliency strategy.

Data management and privacy

The use and management of data and the governance over data, are becoming increasingly important as we continue to invest in digital solutions and innovation, as well as, expanding our business activities. This is also reflected through recent regulatory developments relating to privacy, such as the General Data Protection Regulation by the European Union (EU) and the California Consumer Privacy Act (CCPA). Refer to the Legal and regulatory environment risk section. The Chief Privacy Office and the Chief Data Officer partner with cross-functional teams to develop and implement enterprise-wide standards and practices that describe how data (including personal information) is used, protected, managed and governed.

Money laundering and Terrorist financing

We maintain an enterprise-wide program designed to deter, detect and report suspected money laundering and terrorist financing activities across our organization, while ensuring compliance with the laws and regulations of the various jurisdictions in which we operate. Our Global AML Compliance Group is dedicated to the continuous development and maintenance of robust policies, guidelines, training and risk-assessment tools and models to help our employees deal with ever-evolving money laundering and terrorist financing risks. The global anti-money laundering/anti-terrorist financing program is regularly evaluated to ensure it remains aligned with industry standards, best practices and all applicable laws, regulations and guidance. Risks of non-compliance include enforcement actions, criminal prosecutions and reputational damage.

Third party risk

We have a risk-based enterprise-wide program designed to provide oversight for third party relationships that enables us to respond effectively to events that can cause service disruptions, financial loss or various other risks that could impact us. Our approach to third party risk mitigation is outlined in policies and standards that establish the minimum requirements for identifying and managing risks throughout the engagement with a third party, while ensuring compliance with global regulatory expectations.

Operational risk capital

We have been approved by OSFI to use the Advanced Measurement Approach (AMA) for operational risk capital measurement subject to the application of a Standardized Approach (TSA) floor. Currently, TSA calculates operational risk capital based on an OSFI-established percentage of 3 years’ average gross income for pre-determined industry standardized business activities. AMA is determined using our internal Operational Risk Measurement System which includes internal loss experience, external loss experience, scenario analysis, and Business Environment Internal Control Factors. RBC Bank (Georgia), RBC Caribbean, and City National will continue using TSA. RBC Insurance (including insurance recoveries) is not in the scope of operational risk capital calculations. We do not account for mitigation through insurance or any other risk transfer mechanism in our AMA model.

Effective in Q1 2020, OSFI will require banks to use only TSA for operational risk capital calculations as the use of AMA will no longer be allowed. This change comes in effect pending the implementation of the new Standardized Approach (SA) for measurement of operational risk capital under the final Basel III reforms. The SA methodology is based on the Business Indicator Component (BIC), which is a financial statement-based proxy for operational risk, and the Internal Loss Multiplier, a scaling factor that is based on the internal average historical losses and the BIC. Once implemented, SA will replace TSA.

Operational risk loss events

During 2019, we did not experience any material operational risk loss events. For further details on our contingencies, including litigation, refer to Notes 25 and 26 of our 2019 Annual Consolidated Financial Statements.

Regulatory compliance risk

Regulatory compliance risk is the risk of potential non-conformance with laws, rules, regulations and prescribed practices in any jurisdiction in which we operate. Issues regarding compliance with laws and regulations can arise in a number of areas in a large complex financial institution such as the bank, and are often the result of inadequate or failed internal processes, people or systems.

Laws and regulations are in place to protect the financial and other interests of our clients, investors and the public. As a large-scale global financial institution, we are subject to numerous laws and extensive and evolving regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Canada, the U.S., Europe and other jurisdictions in which

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            83

we operate. In recent years, such regulation has become increasingly extensive and complex. In addition, the enforcement of regulatory matters has intensified. Recent resolution of such matters involving other global financial institutions have involved the payment of substantial penalties, agreements with respect to future operation of their business, actions with respect to relevant personnel and guilty pleas with respect to criminal charges.

Operating in this increasingly complex regulatory environment and intense regulatory enforcement environment, we are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, criminal charges, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions, and we anticipate that our ongoing business activities will give rise to such matters in the future. Changes to laws, including tax laws, regulations or regulatory policies, as well as the changes in how they are interpreted, implemented or enforced, could adversely affect us, for example, by lowering barriers to entry in the businesses in which we operate, increasing our costs of compliance, or limiting our activities and ability to execute our strategic plans. Further, there is no assurance that we always will be, or be deemed to be, in compliance with laws, regulations or regulatory policies. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages, penalties, and other costs or injunctions, criminal convictions, or loss of licenses or registrations that would damage our reputation, and negatively impact our earnings and ability to conduct some of our businesses. In addition, we are subject to litigation arising in the ordinary course of our business and the adverse resolution of any litigation could have a significant adverse effect on our results or could give rise to significant reputational damage, which in turn could impact our future business prospects.

Our Regulatory Compliance Management Framework outlines how we manage and mitigate the regulatory compliance risks associated with failing to comply with, or adapt to, current and changing laws and regulations in the jurisdictions in which we operate.

Regulatory compliance risk includes the regulatory risks associated with financial crimes (which include, but are not limited to, money laundering, bribery and sanctions), privacy, market conduct, consumer protection, business conduct, prudential and other generally applicable non-financial requirements. Specific compliance policies, procedures and supporting frameworks have been developed to manage regulatory compliance risk.

Strategic risk drivers

Strategic risk

Strategic risk is the risk that the enterprise or particular business areas will make inappropriate strategic choices, or will be unable to successfully implement selected strategies or achieve the expected benefits. Business strategy is a major driver of our risk appetite and consequently the strategic choices we make in terms of business mix determine how our risk profile changes.

Responsibility for selecting and successfully implementing business strategies is mandated to the individual heads of each business segment. Oversight of strategic risk is the responsibility of the heads of the business segments and their operating committees, the Enterprise Strategy group, the GE, and the Board. The Enterprise Strategy group supports the management of strategic risk through the strategic planning process, articulated within our Enterprise Strategic Planning Policy, ensuring alignment across our business, financial, capital and risk planning.

Our annual business portfolio review and project approval request processes help identify and mitigate strategic risk by ensuring strategies for new initiatives, lines of business, and the enterprise as a whole align with our risk appetite and risk posture. GRM provides oversight of strategic risk by providing independent review of these processes, establishing enterprise risk frameworks, and independently monitoring and reporting on the level of risk established against our risk appetite metrics in accordance with the three lines of defence governance model.

For details on the key strategic priorities for our business segments, refer to the Business segment results section.

Reputation risk

Reputation risk is the risk of an adverse impact on stakeholders’ perception of the bank due to i) an activity of the bank, its representatives, third party service providers or clients, or ii) public sentiment towards a global or industry issue. Our reputation is rooted in the perception of our stakeholders, and the trust and loyalty they place in us is core to our purpose as a financial services organization. A strong and trustworthy reputation will generally strengthen our market position, reduce the cost of capital, increase shareholder value, strengthen our resiliency, and help attract and retain top talent. Conversely, damage to our reputation can result in reduced share price and market capitalization, increased cost of capital, loss of strategic flexibility, inability to enter or expand into markets, loss of client loyalty and business, or regulatory fines and penalties. The sources of reputation risk are widespread; risk to our reputation can occur in connection with credit, regulatory, legal and operational risks. We can also experience reputation risk from a failure to maintain an effective control environment, exhibit good conduct or have strong risk culture practices.

Managing our reputation risk is an integral part of our organizational culture and our overall enterprise risk management approach, as well as a priority for employees and our Board. Our Board-approved Reputation Risk Management Framework provides an overview of our approach to identify, assess, manage, monitor and report on reputation risk. This framework outlines governance authorities, roles and responsibilities, and controls and mechanisms to manage our reputation risk, including our culture of integrity, compliance with our Code of Conduct and operating within our risk appetite.

Our governance of reputation risk aims to be holistic and provide an integrated view of potential reputation issues across the organization. This governance structure ensures that ownership and accountability for reputation risk are understood across the enterprise, both proactive and reactive reputation risk decisions are escalated to a senior executive committee for review and evaluation, and reporting on reputation risk is comprehensive and integrated.

84             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Legal and regulatory environment risk

Legal and regulatory environment risk is the risk that new or modified laws and regulations, and the interpretation or application of those laws and regulations, will negatively impact the way in which we operate, both in Canada and in the other jurisdictions in which we conduct business. The full impact of some of these changes on our business will not be known until final rules are implemented and market practices have developed in response. We continue to respond to these and other developments and are working to minimize any potential adverse business or economic impact. The following provides a high-level summary of some of the key regulatory changes that have potential to increase our costs, impact our profitability and increase the complexity of our operations.

Global Uncertainty

Trade policy remains a risk to the global economic outlook. Throughout 2019, the International Monetary Fund lowered its 2019 and 2020 global growth projections due to continued geopolitical uncertainty, weaker than anticipated global trade activity and softening inflation. While Canada, the U.S. and Mexico successfully renegotiated the North American Free Trade Agreement, it remains uncertain whether the new Canada-United States-Mexico Agreement (CUSMA) will be ratified by the end of calendar 2019. The Canadian economy is vulnerable to continued trade tensions given Canada’s trading relationships with both the U.S. and China. Tensions remain elevated between China and the U.S. as they continue to negotiate a trade deal. The outcome of the Brexit negotiations remains uncertain, as the EU granted the U.K. an extension until January 31, 2020 to determine the terms of its withdrawal from the EU.

Consumer Protection

The Canadian federal government has focused its attention on issues relating to consumer protection and the sales practices of banks. While the government’s proposed legislative changes to consumer protection provisions applicable to banks were approved on December 13, 2018, some of the changes have not yet become effective and the government remains in the early stages of developing a regulatory framework to support the new provisions.

Privacy

In May 2019, the Canadian government released a digital charter with principles for data use and governance, along with proposed privacy law reforms that include greater individual control over data and stronger regulatory enforcement and oversight. In addition, in June 2019, the Standing Senate Committee on Banking, Trade and Commerce released its report calling for urgent legal reform to quickly advance open banking. Although timing is uncertain, significant reform is anticipated that may impact Canadian and international business processes and privacy risk management practices.

Outside of Canada, unprecedented privacy breach fines and settlements have been issued, demonstrating increasing regulatory vigilance and enforcement. The CCPA, which becomes effective on January 1, 2020, is currently the most comprehensive state privacy law in the U.S., and includes numerous new and expanded privacy requirements and obligations for companies doing business in the state, or collecting California residents’ personal information. The U.S. Regional Head of Privacy is coordinating activities across our U.S. businesses, and a U.S. Information Governance and Privacy Committee was established to monitor the implementation of the CCPA and future state privacy laws as well as to oversee privacy issues. Legislative and regulatory developments are also being closely monitored since the General Data Protection Regulation became law in the EU. The Office of the Privacy Commissioner of Canada (OPC) continues to call for more modern legislation, including the ability to audit businesses and fine companies that do not adhere to privacy laws. These actions demonstrate the ongoing trend toward increased regulatory intervention in the use and safeguarding of personal information, and we are reviewing the potential implications for our various businesses. Our Global Privacy Program is responsible for ensuring our organization meets these evolving global principles.

Canadian Anti-Money Laundering (AML) regulations

In July 2019, amendments to Canada’s Proceeds of Crime (Money Laundering) and Terrorist Financing Act regulations were released and will become effective by June 2021. These amendments aim to improve the effectiveness of Canada’s anti-money laundering and counter-terrorism financing regime, and to improve compliance with international standards. New regulations, which represent increased oversight and regulatory monitoring, will require substantial changes to our client-facing, transaction and payment processing, and records management systems mainly due to the need for the capture of additional client data.

Canadian Housing Market and Consumer Debt

The Government of Canada and a number of provincial governments have introduced measures to respond to concerns relating to the level and sustainability of Canadian household debt. Risks in this area continue to be closely monitored with further regulatory responses possible depending on market conditions and any heightened concerns that may be raised.

Interest Rate Benchmark Reform

London Interbank Offered Rate (LIBOR) is the most widely referenced benchmark interest rate across the globe for derivatives, bonds, loans and other floating rate instruments; however, there is a regulator-led push to transition the market from LIBOR and certain other benchmark rates to alternative risk-free, or nearly risk-free, rates that are based on actual overnight transactions. However, some regulators and market participants continue to evaluate other options. In addition to the U.S. and U.K., regulators and national central banks internationally, including the BoC, have warned the market they will need to be prepared for certain benchmark rates to be discontinued at the end of 2021. Derivatives, floating rate notes and other financial contracts whose terms extend beyond 2021, and that refer to certain benchmark rates as the reference rate, will be impacted. For further details, refer to the Critical accounting policies and estimates section.

Other Regulatory Initiatives Impacting Financial Services in Canada

Several initiatives are underway or contemplated. From the perspective of the federal government this includes: a consultation process on the merits of open banking in a Canadian context; a consultation on the digital/data-driven economy; and consultations on the details of its deposit insurance review. From a provincial perspective, the Canadian Securities Administrators are engaged in a consultation process on registration and business conduct rules relating to OTC derivatives products, including bank activities in this area.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            85

United States Tax Reform

The majority of the provisions of the U.S. Tax Cuts and Jobs Act legislation (U.S. Tax Reform), which was passed in December 2017, took effect at the beginning of calendar 2018 or for fiscal years beginning in 2018. Regulations clarifying certain aspects of the new law, however, continue to be released. In December 2018, the U.S. Treasury released proposed regulations clarifying some of the international tax provisions of the law. In December 2019, the U.S. Treasury released final regulations and additional proposed regulations clarifying many of the rules for calculating a Base Erosion Anti-Abuse Tax (BEAT). We are currently reviewing the impact of these regulations and are awaiting release of further guidance on other international tax provisions.

United States Regulatory Initiatives

Policymakers continue to evaluate and implement reforms to various U.S. financial regulations, which could result in either expansion or reduction to the U.S. regulatory requirements and associated changes in compliance costs. For example, the SEC has enacted Regulation Best Interest that establishes new standards of conduct for broker-dealers that make investment recommendations to retail customers. Broker-dealers will be required to comply starting in June 2020. Additionally, since August 2019, the financial regulatory agencies responsible for implementing the Volcker Rule have adopted amendments revising the requirements regarding proprietary trading and compliance programs, which are expected to reduce our related compliance costs. In October 2019, the Fed and the Federal Deposit Insurance Corporation (FDIC) finalized rules related to resolution plans for bank holding companies, insured depository institutions, as well as foreign banks and their intermediate holding companies. Also in October 2019, the Fed, FDIC, and the Office of the Comptroller of the Currency (OCC) finalized rules related to enhanced prudential standards, regulatory capital, and liquidity requirements for foreign banking organizations operating in the U.S. We will continue to monitor developments and any resulting implications for us.

U.K. and European Regulatory Reform

In addition to the implications from Brexit, other forthcoming regulatory initiatives include:

•

Transaction reporting of securities financing transactions which is expected to take effect in the second calendar quarter of 2020, extended from its previous effective date of the first calendar quarter of 2019; and

•	The EU’s Central Securities Depositary Regulation rules which are intended to increase discipline in the settlement of securities transactions and is scheduled to take effect in September 2020.

For further details on regulatory capital and related requirements, refer to the Capital management section and the Capital, liquidity and other regulatory developments section.

Competitive risk

Competitive risk is the risk of an inability to build or maintain a sustainable competitive advantage in a given market or markets, and includes the potential for loss of market share due to competitors offering superior products and services. Competitive risk can arise within or outside the financial sector, from traditional or non-traditional competitors, domestically or globally. There is intense competition for clients among financial services companies in the markets in which we operate. Client loyalty and retention can be influenced by a number of factors, including new technology used or services offered by our competitors, relative service levels and prices, product and service attributes, our reputation, actions taken by our competitors, and adherence with competition and anti-trust laws. Other companies, such as insurance companies and non-financial companies, as well as new technological applications, are increasingly offering services traditionally provided by banks. This competition could also reduce our revenue which could adversely affect our results.

We identify and assess competitive risks as part of our overall risk management process. Our products and services are regularly benchmarked against existing and potential competitors. In addition, we regularly conduct risk reviews of our products, services, mergers and acquisitions as well as ensure adherence to competition and anti-trust laws. Our annual strategy-setting process also plays an integral role in managing competitive risk.

Macroeconomic risk drivers

Systemic risk

Systemic risk is the risk that the financial system as a whole, or a major part of it – either in an individual country, a region, or globally – is put in real and immediate danger of collapse or serious damage with the likelihood of material damage to the economy, and that this will result in financial, reputation, legal or other risks for us.

Our earnings are significantly affected by the general business and economic conditions in the geographic regions in which we operate. These conditions include consumer saving and spending habits as well as consumer borrowing and repayment patterns, business investment, government spending, exchange rates, sovereign debt risks, the level of activity and volatility of the capital markets, strength of the economy and inflation. For example, an extended economic downturn may result in higher unemployment and lower family income, corporate earnings, business investment and consumer spending, and could adversely affect the demand for our loan and other products and result in higher provisions for credit losses. Given the importance of our Canadian operations, an economic downturn in Canada or in the U.S. would largely affect our personal and business lending activities in our Canadian banking businesses, including mortgages and credit cards, and could significantly impact our results of operations. The U.S. economy is vulnerable to trade tensions with China as they continue to negotiate a trade deal. The Canadian economy is vulnerable to trade tensions with, and between, the U.S. and China, given Canada’s trade relationship with both nations.

Our earnings are also sensitive to changes in interest rates. While the Bank of Canada left its policy rate unchanged in 2019, market interest rates have generally declined, due in part to easing by other central banks globally. A continuing low interest rate environment in Canada, the U.S. and globally would result in net interest income being unfavourably impacted by spread compression across many of our businesses while an increase in interest rates would benefit our businesses. However, a significant increase in interest rates could also adversely impact household balance sheets. This could result in credit deterioration which might negatively impact our financial results, particularly in some of our Personal & Commercial Banking and Wealth Management businesses.

86             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Deterioration in global capital markets could result in volatility that would impact results in Capital Markets, while in Wealth Management weaker market conditions would lead to lower average fee-based client assets and transaction volumes. In addition, worsening financial and credit market conditions may adversely affect our ability to access capital markets on favourable terms and could negatively affect our liquidity, resulting in increased funding costs and lower transaction volumes in Capital Markets and Investor & Treasury Services.

Systemic risk is considered to be the least controllable risk facing us. Our ability to mitigate this risk when undertaking business activities is limited, other than through collaborative mechanisms between key industry participants, and, as appropriate, the public sector, to reduce the frequency and impact of these risks. The two most significant measures in mitigating the impact of systemic risk are diversification and stress testing.

Our diversified business model, portfolios, products, activities and funding sources help mitigate the potential impacts from systemic risk. We also mitigate systemic risk by establishing risk limits to ensure our portfolio is well-diversified, and concentration risk is reduced and remains within our risk appetite.

Stress testing involves consideration of the simultaneous movements in a number of risk factors. It is used to ensure our business strategies and capital planning are robust by measuring the potential impacts of credit, market, liquidity, and operational risks on us, under adverse economic conditions. Our enterprise-wide stress testing program evaluates the potential effects of a set of specified changes in risk factors, corresponding to exceptional but plausible adverse economic and financial market events. These stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of the impacts on our financial results and capital requirements. For further details on our stress testing, refer to the Enterprise risk management section.

Overview of other risks

In addition to the risks described in the Risk management section, there are other risk factors, described below, which may adversely affect our businesses and financial results. The following discussion is not exhaustive as other factors could also adversely affect our results.

Government fiscal, monetary and other policies

Our businesses and earnings are affected by monetary policies that are adopted by the BoC, the Fed in the U.S., the ECB in the EU and monetary authorities in other jurisdictions in which we operate, as well as the fiscal policies of the governments of Canada, the U.S., Europe and such other jurisdictions. Such policies can also adversely affect our clients and counterparties in Canada, the U.S. and internationally, which may increase the risk of default by such clients and counterparties.

Tax risk and transparency

Tax risk refers to the risk of loss related to unexpected tax liabilities. The tax laws and systems that are applicable to us are complex and wide-ranging. As a result, we ensure that any decisions or actions related to tax always reflect our assessment of the long-term costs and risks involved, including their impact on our reputation and our relationship with clients, shareholders, and regulators.

Our approach to taxation is grounded in principles which are reflected in our Code of Conduct, is governed by our Enterprise Tax Risk Management Policy, and incorporates the fundamentals of our risk drivers. Oversight of our tax policy and the management of tax risk is the responsibility of the GE, the CFO and the Senior Vice President, Taxation. We discuss our tax position with the Audit Committee on a regular basis and discuss our tax strategy with the Audit and Risk Committees.

Our tax strategy is designed to ensure transparency and support our business strategy, and is aligned with our corporate vision and values. We seek to maximize shareholder value by ensuring that our businesses are structured in a tax-efficient manner while considering reputational risk by being in compliance with all laws and regulations. Our framework seeks to ensure that we:

•	Act with integrity and in a straightforward, open and honest manner in all tax matters;
•	Ensure tax strategy is aligned with our business strategy supporting only bona fide transactions with a business purpose and economic substance;
•	Ensure all intercompany transactions are conducted on arm’s length terms;
•	Ensure our full compliance and full disclosure to tax authorities of our statutory obligations; and
•	Endeavour to work with the tax authorities to build positive long-term relationships and where disputes occur, address them constructively.

With respect to assessing the needs of our clients, we consider a number of factors including the purpose of the transactions. We seek to ensure that we only support bona fide client transactions with a business purpose and economic substance. Should we become aware of client transactions that are aimed at evading their tax obligations, we will not proceed with the transactions.

We operate in 36 countries worldwide. Our activities in these countries are subject to both Canadian and international tax legislation and other regulations, and are fully disclosed to the relevant tax authorities. The Taxation group and GRM both regularly review the activities of all entities to ensure compliance with tax requirements and other regulations.

Given that we operate globally, complex tax legislation and accounting principles have resulted in differing legal interpretations between the respective tax authorities we deal with and ourselves, and we are at risk of tax authorities disagreeing with prior positions we have taken for tax purposes. When this occurs, we are committed to an open and transparent dialogue with the tax authorities to ensure a quick assessment and prompt resolution of the issues where possible. Failure to adequately manage tax risk and resolve issues with tax authorities in a satisfactory manner could adversely impact our results, potentially to a material extent in a particular period, and/or significantly impact our reputation.

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Tax contribution

In 2019, total income and other tax expense, including income taxes in the Consolidated Statements of Comprehensive Income and Changes in Equity, to various levels of governments globally totalled $4.0 billion (2018 – $5.0 billion). In Canada, total income and other tax expense for the year ended October 31, 2019 to various levels of government totalled $2.9 billion (2018 – $3.8 billion).

For further details on income and other tax expense, refer to the Financial performance section.

Environmental and social risk

Environmental and social (E&S) risk is the risk that an E&S issue associated with a client, transaction, product, supplier or activity will create a risk of loss of financial, operational, legal and/or reputational value to us. E&S issues include, but are not limited to, site contamination, waste management, land and resource use, biodiversity, water quality and availability, climate change, environmental regulation, human rights, Indigenous Peoples’ rights and community engagement. GRM is responsible for developing and maintaining policies to identify, assess, monitor and report on E&S risk, and for their regular review and update. E&S risk policies seek to identify sectors, clients and business activities that may be exposed to E&S risk; apply enhanced due diligence and escalation procedures, as necessary; and establish requirements to manage, mitigate and monitor E&S risk. Business segments and corporate functions are responsible for incorporating E&S risk management requirements within their operations.

We recognize the importance of E&S risk management practices and processes and are committed to regular and transparent disclosure. As a signatory to the Equator Principles (EP), we report annually on projects assessed according to the EP framework. RBC Global Asset Management (GAM) and BlueBay Asset Management LLP are signatories to the United Nations Principles for Responsible Investment (UN PRI) and report annually on their responsible investment activities to the UN PRI. RBC Europe Limited (RBCEL), a wholly owned subsidiary of the bank, is a signatory to the Green Bond Principles and reports annually on its green bond underwriting activities. Our Corporate Citizenship team sets our corporate environmental strategy and reports annually on our performance in our Environmental, Social & Governance (ESG) Performance Report. We also publish an annual Modern Slavery Act Statement, which sets out the steps that we have taken to ensure that slavery and human trafficking are not taking place in our supply chains or our business, and disclosures that consider the recommendations of the FSB’s Task Force on Climate-related Financial Disclosures (TCFD).

TCFD Disclosure

Governance

The Board and its Committees oversee senior management who is responsible for execution of the management of E&S risks and opportunities, which include climate change. The Board provides oversight of our strategic approach to climate change and our E&S risks, which includes how we manage climate-related risks and opportunities. GRM has a dedicated E&S risk team that develops approaches to identify, assess, monitor and report on climate-related risks, as appropriate. Performance goals on climate-related risks have been established at the management level.

Strategy

We recognize we have a role to play in accelerating the transition to a low-carbon economy and to mitigate the risks associated with climate change. Global practices in the identification, assessment and management of climate-related risks and opportunities are constantly evolving and we maintain our focus on supporting our clients with our financial products, services and advice as the transition will necessitate access to capital markets, bank debt and other funding solutions.

Our participation in the rapidly evolving sustainable finance and green bond market is an element to the low carbon transition. We have committed to providing $100 billion in sustainable finance to support our clients in renewable energy, clean transportation and other socially and environmentally beneficial activities. We issued our inaugural €500 million 5-year green bond which funds a portfolio of assets primarily in the categories of renewable energy and green buildings. These activities are aligned with the Green Bond Principles noted above, and the Social Bond Principals, that promote integrity in the social bond market.

88             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Risk Management

Climate change may be a driver of other risk types including systemic, regulatory, competitive, strategic, reputation, credit, and market risk. Climate change was initially identified in 2017 as an emerging risk and, as such, our strategy and approach to managing it is reported on a regular basis to senior management and the Board.

We define climate risk as risks related to the transition to a lower-carbon economy (transition risks) and risks related to the physical impacts of climate change (physical risks). We conduct portfolio, client and scenario analyses to assess our exposure to, and the impact of, climate-related risks. We may be exposed to climate risk through emerging regulatory and legal requirements, disruptions to our operations and services, and the products and services we provide to our clients. We regularly review the risks that we face and the actions to mitigate these risks:

Emerging regulatory and legal requirements

•  Climate change regulations, frameworks, and guidance that apply to banks, insurers and asset managers are rapidly evolving. The BoC and European Central Bank Financial Systems Reviews were published in May 2019 and address the financial and economic risks of climate change. While no specific requirements have been released, we will continue to monitor development.

•  RBCEL established a Senior Management Function responsible for the financial risk from climate change, and has developed an initial plan for meeting the Bank of England Prudential Regulation Authority’s Supervisory Statement SS3/19 and Policy Statement PS11/19.

•  For clients in sectors categorized as medium and high environmental risk, such as those in carbon-intensive sectors, we evaluate whether clients have assessed and quantified the regulatory impacts of climate change.

Disruptions to operations and client services

•  We identify properties that we lease or own, which contain business processes and supporting applications that require enhanced facility infrastructure to mitigate site disruptions, such as those caused by extreme weather events. We classify critical environment sites based on our business risk tolerance for site-specific downtime and, among other things, site location, power supply, exposure to flooding, geological stability and other hazards.

•  We take steps to mitigate and adapt to climate change through our building design and our purchasing decisions.

•  As required, we assess the impact of climate-related events (e.g., floods, hurricanes) on our businesses and client operations.

Products and services we provide

•  We provide products, services and advice to assist clients in responding to climate-related risks and opportunities (i.e., carbon trading services, green bond underwriting, clean technology lending and advisory services and responsible investing).

•  We maintain a diversified lending portfolio, which improves our resilience to geographic or sectoral downturns and minimizes concentrations of credit exposure.

•  Each business segment is responsible for identifying material climate-related risks and opportunities, which are integrated into risk management processes as necessary. We have conducted climate scenario analysis on parts of our portfolio to assess the impact of transition and physical risk drivers under different scenarios, including a 2[o]C scenario.

•  Our asset management businesses integrate ESG issues into their investment process when doing so may have a material impact on investment risk or return.

•  RBC Insurance® provides policy administration for property and casualty products sold through Aviva Canada Inc., and is therefore not directly exposed to climate-related risks associated with these products. The insurance industry as a whole has exposure to longer-term shifts in climate patterns, such as rising temperatures and hurricanes, which may indirectly impact our Insurance business results.

Metrics & Targets

We have commitments associated with financing, investments, risk management and carbon reduction in our operations, research, partnerships, and philanthropy. As a signatory to the Carbon Disclosure Project, we have publicly reported climate-related data since 2003, including multi-year data in accordance with the Greenhouse Gas (GHG) Protocol. We also receive third-party limited assurance on our energy and emissions metrics.

Other factors

Other factors that may affect our results include changes in government trade policy, changes in accounting standards and their effect on our accounting policies, estimates and judgments, currency and interest rate movements in Canada, the U.S., and other jurisdictions in which we operate or conduct business, changes to our credit ratings, the timely and successful development of new products and services, technological changes, effective design, implementation and execution of processes and their associated controls, fraud by internal and external parties, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.

We caution that the foregoing discussion of risk factors, many of which are beyond our control, is not exhaustive and other factors could also affect our results.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            89

Capital management

We actively manage our capital to maintain strong capital ratios and high ratings while providing strong returns to our shareholders. In addition to the regulatory requirements, we consider the expectations of credit rating agencies, depositors and shareholders, as well as our business plans, stress tests, peer comparisons and our internal capital ratio targets. Our goal is to optimize our capital usage and structure, and to provide support for our business segments and clients. We also aim to generate better returns for our shareholders, while protecting depositors and creditors.

Capital management framework

Our capital management framework establishes policies and processes for defining, measuring, raising and investing all forms of capital in a coordinated and consistent manner. It sets our overall approach to capital management, including guiding principles and roles and responsibilities relating to capital adequacy and transactions, dividends, solo capital and management of RWA and leverage ratio exposures. We manage and monitor capital from several perspectives, including regulatory capital and solo capital.

Our capital planning process is dynamic and involves various teams including Finance, Corporate Treasury, GRM, Economics and our businesses, and covers internal capital ratio targets, potential capital transactions as well as projected dividend payouts and share repurchases. This process considers our business operating plans, enterprise-wide stress testing and ICAAP, regulatory capital changes and requirements, accounting changes, internal capital requirements, rating agency metrics and solo capital.

Our capital plan is established on an annual basis and is aligned with the management actions included in the annual business operating plan, which includes forecast growth in assets and earnings taking into account our business strategies, the projected market and economic environment, and peer positioning. This includes incorporating potential capital transactions based on our projected internal capital generation, business forecasts, market conditions and other developments, such as accounting and regulatory changes, that may impact capital requirements. All of the components in the capital plan are monitored throughout the year and are revised as deemed appropriate.

Our enterprise-wide stress testing and annual ICAAP processes provide key inputs for capital planning, including setting internal capital ratio targets. The stress scenarios are evaluated across the organization, and results are integrated to develop an enterprise-wide view of financial impacts and capital requirements, which in turn facilitate the planning of mitigating actions to absorb adverse events. ICAAP assesses capital adequacy and requirements covering all material risks, with a cushion for plausible contingencies. In accordance with OSFI guidelines, major components of our ICAAP process include comprehensive risk assessment, stress testing, capital assessment and planning, Board and senior management oversight, monitoring and reporting and internal control review.

Our internal capital targets are established to maintain robust capital positions in excess of OSFI’s Basel III regulatory targets. The stress test results of our enterprise-wide stress testing and ICAAP processes are incorporated into the OSFI Capital Buffers, Domestic Systemically Important Bank (D-SIB)/Globally Systemically Important Bank (G-SIB) surcharge, and Domestic Stability Buffer (DSB), with a view to ensure that the bank has adequate capital to underpin risks and absorb losses under all plausible stress scenarios given our risk profile and appetite. In addition, we include a discretionary cushion on top of OSFI’s regulatory targets to maintain capital strength for forthcoming regulatory and accounting changes, peer comparatives, rating agencies sensitivities and solo capital level.

The Board is responsible for the ultimate oversight of capital management, including the annual review and approval of the capital plan. ALCO and GE share responsibility for capital management and receive regular reports detailing our compliance with approved limits and guidelines. The Audit and Risk Committees jointly approve the ICAAP process. The Audit Committee is also responsible for the ongoing review of internal controls over capital management.

Basel III

Our consolidated regulatory capital requirements are determined by guidelines issued by OSFI, which are based on the minimum Basel III capital ratios adopted by the BCBS.

The BCBS set the Basel III transitional requirements for CET1 capital, Tier 1 capital and Total capital ratios at 6.375%, 7.875% and 9.875%, respectively for 2018, and were fully phased-in to 7.0%, 8.5% and 10.5%, respectively, effective for us in the first quarter of 2019 (including minimums plus capital conservation buffer of 2.5%). However, other than providing phase-out rules for non-qualifying capital instruments, OSFI required Canadian banks to meet the BCBS Basel III targets for CET1, Tier 1 capital and Total capital ratios in 2013. Effective the first quarter of 2016, we were required to include an additional 1% risk-weighted capital surcharge to each tier of capital for the above all-in requirements given our designation as a D-SIB by OSFI in 2013 (similar to five other Canadian banks designated as D-SIBs).

Effective January 1, 2014, OSFI allowed Canadian banks to phase in the Basel III Credit Valuation Adjustment (CVA) risk capital charge over a five-year period ending December 31, 2018. As of January 1, 2019, the CVA scalars were fully phased-in for each tier of capital, resulting in all tiers of capital having the same risk-weighted assets value. In fiscal 2018, the CVA scalars were 80%, 83% and 86% for CET1, Tier 1 and Total capital, respectively.

Under Basel III, banks select from two main approaches, the Standardized Approach or the IRB Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks. We adopted the Basel III IRB approach to calculate credit risk capital for consolidated regulatory reporting purposes. While the majority of our credit risk exposures are

90             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

reported under the Basel III IRB Approach for regulatory capital purposes, certain portfolios continue to use the Basel III Standardized Approach for credit risk (for example, our Caribbean Banking operations and City National). For consolidated regulatory reporting of market risk capital, we use both Internal Models-based and Standardized Approaches. For consolidated regulatory reporting of operational risk, we currently use the higher of TSA and the AMA; however, effective in Q1 2020 we will be required to use the current TSA as the use of the AMA will no longer be allowed. We determine our regulatory leverage ratio based on OSFI’s Leverage Requirements (LR) Guideline, which reflects the BCBS Basel III leverage ratio requirements. We are required to maintain a minimum leverage ratio that meets or exceeds 3%.

All federally regulated banks with a Basel III leverage ratio total exposure exceeding €200 billion at their financial year-end are required, at a minimum, to publicly disclose in the first quarter following their year-end, the twelve indicators used in the G-SIB assessment methodology, with the goal of enhancing the transparency of the relative scale of banks’ potential global systemic importance and data quality. The FSB publishes an updated list of G-SIBs annually. On November 22, 2019, we were re-designated as a G-SIB by the FSB. This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1%. As the D-SIB requirement is equivalent to the G-SIB requirement of 1% of RWA, the G-SIB designation had no further impact to the loss absorbency requirements on our CET1 ratio.

On April 18, 2018, OSFI released its final guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canadian D-SIBs as part of the Federal Government’s Bail-in regime. The guideline is consistent with the TLAC standard released on November 9, 2015 by the FSB for institutions designated as G-SIBs, but tailored to the Canadian context. The TLAC requirement is intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guideline.

TLAC requirements established two minimum standards, which are required to be met effective November 1, 2021: the risk-based TLAC ratio, which builds on the risk-based capital ratios described in the CAR guideline, and the TLAC leverage ratio, which builds on the leverage ratio described in OSFI’s Leverage Requirements guideline. OSFI has provided notification requiring systemically important banks to maintain a minimum TLAC ratio of 23.5%, which includes the revised DSB effective October 31, 2019 of 2.0% of RWA, as noted below, and a TLAC leverage ratio of 6.75%. We began issuing bail-in eligible debt in the fourth quarter of 2018 and this has contributed to increasing our TLAC ratio. We expect our TLAC ratio to increase through normal course refinancing of maturing unsecured term debt.

On June 20, 2018, OSFI announced that all D-SIBs are required to publicly disclose their Pillar 2 DSB as part of their quarterly disclosures, similar to other current capital-related disclosure requirements. The level of the buffer will range between 0% and 2.5% of the entity’s total RWA and is currently set at 2.0% of total RWA (1.5% of total RWA in 2018) for the six systemically important banks in Canada. The DSB requirements must be met at the CET1 capital level. OSFI will undertake a review of the DSB on a semi-annual basis, in June and December, and will publicly announce any changes at that time.

Effective November 1, 2018, we were required to adopt OSFI’s revisions to the CAR guidelines relating to the Securitization framework and the Standardized Approach for measuring counterparty credit risk. Our adoption reflected the permissible grandfathering and transitioning of certain exposures under these frameworks. On November 1, 2019, the impact of adoption of IFRS 16, and removal of allowed grandfathering and transitioning treatment for certain securitization and counterparty credit risk exposures is expected to decrease our CET1 ratio by approximately 25-30bps.

For further details on regulatory developments during the year, refer to the Capital, liquidity and other regulatory developments section.

The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital and leverage requirements imposed by OSFI:

Basel III – OSFI regulatory targets	Table 65

Basel III capital and leverage ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at October 31, 2019	Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer
	Minimum	Capital Buffers (1)	Minimum including Capital Buffers	D-SIB/G-SIB Surcharge (2)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (2)
Common Equity Tier 1	4.5%	2.5%	7.0%	1.0%	8.0%	12.1%	2.0%	10.0%
Tier 1 capital	6.0%	2.5%	8.5%	1.0%	9.5%	13.2%	2.0%	11.5%
Total capital	8.0%	2.5%	10.5%	1.0%	11.5%	15.2%	2.0%	13.5%
Leverage ratio	3.0%	n.a.	3.0%	n.a.	3.0%	4.3%	n.a.	3.0%

(1)	The capital buffers include the capital conservation buffer and the countercyclical capital buffer as prescribed by OSFI.
(2)	A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS’s G-SIB surcharge, is applicable to risk-weighted capital.
(3)	Effective October 31, 2019, OSFI has further raised the DSB from 1.75% (in Q2 2019) to 2.0% of RWA.
n.a.	not applicable.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            91

Regulatory capital, RWA and capital ratios

Under Basel III, regulatory capital consists of CET1, Additional Tier 1 and Tier 2 capital.

CET1 capital comprises the highest quality of capital. Regulatory adjustments under Basel III include full deductions of certain items and additional capital components that are subject to threshold deductions.

Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares that meet certain criteria. Tier 2 capital primarily includes subordinated debentures that meet certain criteria and certain loan loss allowances. Total capital is defined as the sum of Tier 1 and Tier 2 capital. Preferred shares and subordinated debentures issued after January 1, 2013 require Non-viability contingent capital requirement (NVCC) features to be included into regulatory capital. NVCC requirements ensure that non-common regulatory capital instruments bear losses before banks seek government funding.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by their respective RWA.

The following chart provides a summary of the major components of CET1, Additional Tier 1 and Tier 2 capital.

(1)	First level: The amount by which each of the items exceeds a 10% threshold of CET1 capital (after all deductions but before threshold deductions) will be deducted from CET1 capital. Second level: The aggregate amount of the three items not deducted from the first level above and in excess of 15% of CET1 capital after regulatory adjustments will be deducted from capital, and the remaining balance not deducted will be risk-weighted at 250%.
(2)	Non-significant investments are subject to certain CAR criteria that drive the amount eligible for deduction.

The following tables provide details on our regulatory capital, RWA, and capital and leverage ratios. Our capital position remains strong and our capital and leverage ratios remain well above OSFI regulatory targets:

Regulatory capital, risk-weighted assets (RWA) and capital and leverage ratios	Table 66

	As at

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2019	October 31 2018
Capital (1)
CET1 capital	$62,184	$57,001
Tier 1 capital	67,861	63,279
Total capital	77,888	72,494
Risk-weighted Assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	$512,856	$495,528
Tier 1 capital RWA	512,856	495,993
Total capital RWA	512,856	496,459

Total capital RWA consisting of: (1)
Credit risk	$417,835	$401,534
Market risk	28,917	32,209
Operational risk	66,104	62,716
Total capital RWA	$512,856	$496,459
Capital ratios and Leverage ratio (1)
CET1 ratio	12.1%	11.5%
Tier 1 capital ratio	13.2%	12.8%
Total capital ratio	15.2%	14.6%
Leverage ratio	4.3%	4.4%
Leverage ratio exposure (billions)	$1,570	$1,451

(1)	Capital, RWA, and capital ratios are calculated using OSFI’s CAR guideline based on the Basel III framework. The Leverage ratio is calculated using OSFI Leverage Requirements Guideline based on the Basel III framework.
(2)	In fiscal 2018, amounts included CVA scalars of 80%, 83% and 86%, respectively.

92             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Regulatory Capital	Table 67

	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
CET1 capital: instruments and reserves and regulatory adjustments
Directly issued qualifying common share capital (and equivalent for non-joint stock companies) plus related stock surplus	$17,888	$17,922
Retained earnings	55,680	50,807
Accumulated other comprehensive income (and other reserves)	4,248	4,823
Directly issued capital subject to phase out from CET1 (only applicable to non-joint stock companies)	–	–
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	12	13
Regulatory adjustments applied to CET1 under Basel III	(15,644)	(16,564)
Common Equity Tier 1 capital (CET1)	$62,184	$57,001

Additional Tier 1 capital: instruments and regulatory adjustments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	$4,175	$3,825
Directly issued capital instruments to phase out from Additional Tier 1	1,500	2,450
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	2	3
Regulatory adjustments applied to Additional Tier 1 under Basel III	–	–
Additional Tier 1 capital (AT1)	$5,677	$6,278
Tier 1 capital (T1 = CET1 + AT1)	$67,861	$63,279

Tier 2 capital: instruments and provisions and regulatory adjustments
Directly issued qualifying Tier 2 instruments plus related stock surplus	$6,998	$6,230
Directly issued capital instruments subject to phase out from Tier 2	2,509	2,509
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	25	14
Collective allowance	495	462
Regulatory adjustments applied to Tier 2 under Basel III	–	–
Tier 2 capital (T2)	$10,027	$9,215

Total capital (T1 + T2)	$77,888	$72,494

2019 vs. 2018

(1)       Represents rounded figures.

(2)       Internal capital generation of $6.8 billion which represents Net income available to shareholders, less common and preferred shares dividends.

Our CET1 ratio was 12.1%, up 60 bps from last year, mainly reflecting internal capital generation, partially offset by higher RWA, share repurchases and the impact of lower discount rates in determining our pension and other post-employment benefit obligations.

Our Tier 1 capital ratio of 13.2% was up 40 bps, reflecting the factors noted above under the CET1 ratio. Tier 1 capital ratio was also negatively impacted by the net redemption of preferred shares.

Our Total capital ratio of 15.2% was up 60 bps, reflecting the factors noted above under the Tier 1 ratio. Total capital ratio was also favourably impacted by the net issuance of subordinated debentures.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            93

Our Leverage ratio of 4.3% was down 10 bps, mainly reflecting higher leverage ratio exposures, share repurchases, and the net redemption of preferred shares, partially offset by internal capital generation. The increase in leverage exposures was primarily attributable to growth in retail and wholesale lending, repo-style transactions, securities and the impact of regulatory changes.

Basel III RWA

OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and, where they have significant trading activity, market risk. RWA is calculated for each of these risk types and added together to determine total RWA. In addition, a minimum capital floor requirement must be maintained as prescribed under OSFI’s CAR guidelines. Effective February 1, 2018, the capital floor requirement was set to 75% of RWA as calculated under current Basel III standardized credit risk and market risk approaches as defined in the CAR guidelines. If the capital requirement is less than the required threshold, a floor adjustment to RWA must be applied to the reported RWA as prescribed by OSFI CAR guidelines.

Total capital risk-weighted assets	Table 68

	2019						2018
		Average of risk- weights (2)	Risk-weighted assets
As at October 31 (Millions of Canadian dollars, except percentage amounts)	Exposure (1)		Standardized approach	Advanced approach	Other	Total	Total
Credit risk
Lending-related and other
Residential mortgages	$278,628	8%	$8,204	$15,425	$–	$23,629	$21,919
Other retail	277,818	21%	6,635	52,808	–	59,443	55,669
Business	364,274	59%	46,474	168,868	–	215,342	205,735
Sovereign	143,261	7%	1,045	8,355	–	9,400	11,437
Bank	35,425	22%	1,672	5,976	–	7,648	10,239
Total lending-related and other	$1,099,406	29%	$64,030	$251,432	$–	$315,462	$304,999
Trading-related
Repo-style transactions	$909,124	1%	$109	$10,238	$122	$10,469	$8,116
Derivatives – including CVA – CET1 phase-in adjustment	90,896	37%	1,194	18,570	13,853	33,617	31,173
Total trading-related	$1,000,020	4%	$1,303	$28,808	$13,975	$44,086	$39,289
Total lending-related and other and trading-related	$2,099,426	17%	$65,333	$280,240	$13,975	$359,548	$344,288
Bank book equities	3,248	141%	–	4,583	–	4,583	4,161
Securitization exposures	64,989	12%	4,962	2,832	–	7,794	9,984
Regulatory scaling factor	n.a.	n.a.	n.a.	17,089	–	17,089	16,608
Other assets	20,155	143%	n.a.	n.a.	28,821	28,821	25,562
Total credit risk	$2,187,818	19%	$70,295	$304,744	$42,796	$417,835	$400,603
Market risk
Interest rate			$2,155	$5,109	$–	$7,264	$9,497
Equity			1,082	2,299	–	3,381	3,865
Foreign exchange			1,548	208	–	1,756	962
Commodities			237	59	–	296	190
Specific risk			7,144	1,741	–	8,885	8,005
Incremental risk charge			–	7,335	–	7,335	9,690
Total market risk			$12,166	$16,751	$–	$28,917	$32,209
Operational risk			$5,570	$60,534	n.a.	$66,104	$62,716
CET1 capital risk-weighted assets (3)	$2,187,818		$88,031	$382,029	$42,796	$512,856	$495,528
Additional CVA adjustment, prescribed by OSFI, for Tier 1 capital					–	–	465
Tier 1 capital risk-weighted assets (3)	$2,187,818		$88,031	$382,029	$42,796	$512,856	$495,993
Additional CVA adjustment, prescribed by OSFI, for Total capital					–	–	466
Total capital risk-weighted assets (3)	$2,187,818		$88,031	$382,029	$42,796	$512,856	$496,459

(1)	Total exposure represents exposure at default which is the expected gross exposure upon the default of an obligor. This amount is before any allowance against impaired loans or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.
(2)	Represents the average of counterparty risk weights within a particular category.
(3)	In 2018, there were three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option we chose for the phase-in of the CVA capital charge. As a result, the CVA scalars of 80%, 83% and 86% were applied to CET1, Tier 1 and Total capital ratios, respectively.
n.a.	not applicable.

94             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

2019 vs. 2018

During the year, CET1 RWA was up $17 billion, mainly driven by business growth in wholesale and retail lending as well as the impact of regulatory changes relating to the phase-out of CVA scalars and revisions to the CAR guidelines. These factors were partially offset by model updates relating to standardized to AIRB portfolio conversion in retail banking, derivatives parameters enhancement and market risk.

Selected capital management activity

The following table provides our selected capital management activity:

Selected capital management activity	Table 69

	For the year ended October 31, 2019

(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		1,900	$136
Purchased for cancellation		(10,251)	(126)
Issuance of preferred shares, Series BO (2) (3)	November 2, 2018	14,000	350
Redemption of preferred shares, Series AD (2)	November 24, 2018	(10,000)	(250)
Redemption of preferred shares, Series AJ (2)	February 24, 2019	(13,579)	(339)
Redemption of preferred shares, Series AK (2)	February 24, 2019	(2,421)	(61)
Redemption of preferred shares, Series AL (2)	February 24, 2019	(12,000)	(300)

Tier 2 capital
Issuance of July 25, 2029 subordinated debentures (3) (4)	July 25, 2019		$1,500
Redemption of July 17, 2024 subordinated debentures (4)	July 17, 2019		(1,000)

(1)	Amounts include cash received for stock options exercised during the period and includes fair value adjustments to stock options.
(2)	For further details, refer to Note 21 of our 2019 Annual Consolidated Financial Statements.
(3)	Non-Viable Contingent Capital (NVCC) instruments.
(4)	For further details, refer to Note 19 of our 2019 Annual Consolidated Financial Statements.

On February 23, 2018, we announced a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares. This NCIB was completed on February 26, 2019, with 9.7 million common shares repurchased and cancelled at a total cost of approximately $947 million.

On February 27, 2019, we announced an NCIB to purchase up to 20 million of our common shares, commencing on March 1, 2019 and continuing until February 29, 2020, or such earlier date as we complete the repurchase of all shares permitted under the bid. Since the inception of this NCIB, the total number of common shares repurchased and cancelled was approximately 6.6 million, at a cost of approximately $682 million.

In 2019, the total number of common shares repurchased and cancelled under our NCIB programs was approximately 10.3 million. The total cost of the shares repurchased was $1,030 million.

We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with OSFI. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for repurchased shares is at the prevailing market price at the time of acquisition.

On November 2, 2018, we issued 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares Series BO at a price of $25 per share.

On November 24, 2018, we redeemed all 10 million Non-Cumulative First Preferred Shares Series AD at a price of $25 per share.

On February 24, 2019, we redeemed all 2.4 million Non-Cumulative Floating Rate First Preferred Shares Series AK, all 13.6 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series AJ, and all 12 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series AL, at a price of $25 per share.

On July 17, 2019, we redeemed all $1,000 million of our outstanding NVCC 3.04% subordinated debentures due on July 17, 2024 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.

On July 25, 2019, we issued $1,500 million of NVCC subordinated debentures. The notes bear interest at a fixed rate of 2.74% per annum until July 25, 2024, and at the three-month Canadian Dollar Offered Rate (CDOR) plus 0.98% thereafter until their maturity on July 25, 2029.

On October 18, 2019, we also announced our intention to redeem all $2,000 million of our outstanding 2.99% subordinated debentures due on December 6, 2024 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date, on December 6, 2019.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            95

Dividends

Our common share dividend policy reflects our earnings outlook, payout ratio objective and the need to maintain adequate levels of capital to support business plans. In 2019, our dividend payout ratio was 46%, which met our dividend payout ratio target of 40% to 50%. Common share dividends paid during the year were $5.8 billion.

Selected share data (1)	Table 70

	2019				2018

(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share		Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,430,678	$17,645		$4.07	1,439,029	$17,635		$3.77
Treasury shares – common shares	(582)	(58)			(235)	(18)
Common shares outstanding	1,430,096	$17,587			1,438,794	$17,617
Stock options and awards
Outstanding	7,697				8,504
Exercisable	2,980				3,726
Available for grant	8,171				9,262
First preferred shares issued
Non-cumulative Series W (2)	12,000	$300		$1.23	12,000	$300		$1.23
Non-cumulative Series AA	12,000	300		1.11	12,000	300		1.11
Non-cumulative Series AC	8,000	200		1.15	8,000	200		1.15
Non-cumulative Series AD (3)	–	–		–	10,000	250		1.13
Non-cumulative Series AE	10,000	250		1.13	10,000	250		1.13
Non-cumulative Series AF	8,000	200		1.11	8,000	200		1.11
Non-cumulative Series AG	10,000	250		1.13	10,000	250		1.13
Non-cumulative Series AJ (4)	–	–		0.22	13,579	339		0.88
Non-cumulative Series AK (4)	–	–		0.23	2,421	61		0.78
Non-cumulative Series AL (4)	–	–		0.27	12,000	300		1.07
Non-cumulative Series AZ (5), (6)	20,000	500		0.96	20,000	500		1.00
Non-cumulative Series BB (5), (6)	20,000	500		0.96	20,000	500		0.98
Non-cumulative Series BD (5), (6)	24,000	600		0.90	24,000	600		0.90
Non-cumulative Series BF (5), (6)	12,000	300		0.90	12,000	300		0.90
Non-cumulative Series BH (6)	6,000	150		1.23	6,000	150		1.23
Non-cumulative Series BI (6)	6,000	150		1.23	6,000	150		1.23
Non-cumulative Series BJ (6)	6,000	150		1.31	6,000	150		1.31
Non-cumulative Series BK (5), (6)	29,000	725		1.38	29,000	725		1.38
Non-cumulative Series BM (5), (6)	30,000	750		1.38	30,000	750		1.38
Non-cumulative Series BO (5), (6)	14,000	350		1.27	–	–		–
Non-cumulative Series C-2 (7)	20	31	US$	67.50	20	31	US$	67.50
Preferred shares issued	227,020	$5,706			251,020	$6,306
Treasury shares – preferred shares (8)	34	1			114	3
Preferred shares outstanding	227,054	$5,707			251,134	$6,309
Dividends
Common		$5,840				$5,442
Preferred (9)		269				285

(1)	For further details about our capital management activity, refer to Note 21 of our 2019 Annual Consolidated Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert these shares into common shares at our option, subject to certain restrictions.
(3)	On November 24, 2018, we redeemed all 10 million Non-Cumulative First Preferred Shares Series AD at a price of $25 per share.
(4)	On February 24, 2019, we redeemed all 2.4 million Non-Cumulative Floating Rate First Preferred Shares Series AK, all 13.6 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series AJ, and all 12 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series AL, at a price of $25 per share.
(5)	Dividend rate will reset every five years.
(6)	NVCC instruments.
(7)	Represents 815,400 depositary shares relating to preferred shares Series C-2. Each depositary share represents one-fortieth interest in a share of Series C-2.
(8)	Positive amounts represent a short position in treasury shares.
(9)	Dividends on preferred shares excludes distributions to non-controlling interests.

As at November 29, 2019, the number of outstanding common shares was 1,430,517,057, net of treasury shares held of 206,508, and the number of stock options and awards was 7,654,702.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems a bank to be non-viable or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments, which are the preferred shares Series AZ, BB, BD, BF, BH, BI, BJ, BK, BM, BO, and subordinated debentures due on September 29, 2026, June 4, 2025, January 20, 2026, January 27, 2026 and July 25, 2029, would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 2,973 million RBC common shares, in aggregate, which would represent a dilution impact of 67.52% based on the number of RBC common shares outstanding as at October 31, 2019.

96             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Attributed capital

Effective November 1, 2018, our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. For Insurance, the allocation of capital is based on fully diversified economic capital. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors.

The calculation and attribution of capital involves a number of assumptions and judgments by management which are monitored to ensure that the regulator capital framework remains comprehensive and consistent. The models are benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk management industry professionals.

For additional information on the risks highlighted below, refer to the Risk management section.

(1)	RWA amount represents period-end spot balances. Attributed Capital represents average balances.
(2)	Other includes (a) non-Insurance segments: equity required to underpin Basel III regulatory capital deductions other than Goodwill and other intangibles and (b) Insurance segment: equity required to underpin risks associated with business, fixed assets and insurance risks.
(3)	Insurance RWA represents our investments in the insurance subsidiaries capitalized at the regulatory prescribed rate as required under OSFI CAR guideline.

Other considerations affecting capital

Capital treatment for equity investments in other entities is determined by a combination of accounting and regulatory guidelines based on the size or nature of the investment. Three broad approaches apply as follows:

•	Consolidation: entities which we control are consolidated on our Consolidated Balance Sheets.
•

Deduction: certain holdings are deducted from our regulatory capital. These include all unconsolidated “substantial investments,” as defined by the Bank Act (Canada) in the capital of financial institutions, as well as all investments in insurance subsidiaries.

•	Risk weighting: equity investments that are not deducted from capital are risk-weighted at a prescribed rate for determination of capital charges.

Regulatory capital approach for securitization exposures

Our securitization regulatory capital approach reflects Chapter 7 of OSFI’s CAR guidelines. For our securitization exposures, we use an internal assessment approach (IAA) for exposures related to our ABCP business, and as per regulatory guidelines for other securitization exposures we use a combination of approaches including an external ratings-based approach, an internal ratings based approach and a standardized approach.

While our IAA rating methodologies are based in large part on criteria that are published by External Credit Assessment Institutions (ECAIs) such as S&P and therefore are similar to the methodologies used by these institutions, they are not identical. Our ratings process includes a comparison of the available credit enhancement in a securitization structure to a stressed level of

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            97

projected losses. The stress level used is determined by the desired risk profile of the transaction. As a result, we stress the cash flows of a given transaction at a higher level in order to achieve a higher rating. Conversely, transactions that only pass lower stress levels achieve lower ratings.

Most of the other securitization exposures (non-ABCP) carry external ratings and we use the external rating for determining the proper capital allocation for these positions. We periodically compare our own ratings to ECAIs ratings to ensure that the ratings provided by ECAIs are reasonable.

GRM is responsible for providing risk assessments for capital purposes in respect of all our banking book exposures. GRM is independent of the business originating the securitization exposures and performs its own analysis, sometimes in conjunction with but always independent of the applicable business. GRM has developed asset class specific criteria guidelines which provide the rating methodologies for each asset class. The guidelines are reviewed periodically and are subject to the ratings replication process mandated by Pillar I of the Basel rules.

Capital, liquidity, and other regulatory developments

Capital

Pillar 3 disclosure requirements

In December 2018, the BCBS issued its third and final phase of the Pillar 3 disclosure requirements, Pillar 3 disclosure requirements – updated framework. This phase incorporates revisions and additions to the Pillar 3 framework arising from the finalization of the Basel III reforms in December 2017, such as additional disclosure requirements comparing RWA as determined by banks’ internal models against results based on the standardized approach, and new disclosure requirements on asset encumbrance and capital distribution constraints. The phase three requirements, together with the phase one and two disclosure requirements released in January 2015 and March 2017, respectively, complete the Pillar 3 framework. The phase one requirements were effective for us in the fourth quarter of 2018. At this time, OSFI has not yet released the implementation date for the BCBS phase two and three disclosure requirements.

Minimum Capital Requirements for Market Risk

On January 19, 2019, the BCBS released its final standards on the Minimum capital requirement for market risk, which replaces an earlier version published in January 2016. The revisions refined the standardized approach framework, clarified the scope of exposures subject to market risk capital requirements, revised the assessment process for evaluating the adequacy of internal risk management models, and revised the requirements for identifying risk factors eligible for internal modelling. The BCBS expects member jurisdictions to implement these revisions by 2022. We currently expect OSFI to release their draft guidelines for public consultation in 2020.

Basel III reforms

On July 18, 2019, OSFI revised its capital requirements for operational risk applicable to deposit taking institutions. Currently, we are required to apply the higher of the current Basel III Standardized Approach (TSA) and the Advanced Measurement Approach (AMA) for measuring operational risk. Effective Q1 2020, institutions will be required to use the current TSA as the use of AMA will no longer be allowed. We do not expect an impact to our capital ratios resulting from this change.

Liquidity

Liquidity Adequacy Requirements (LAR) Guidelines

On April 11, 2019, OSFI issued the final LAR guidelines for LCR, Net Cumulative Cash Flow, Net Stable Funding Ratio and liquidity monitoring tools. This concluded public consultations on guidelines affecting the liquidity reserves banks are required to hold in order to withstand stress, how banks fund their balance sheets and the monitoring of related metrics. We are well positioned to comply with the final rules, and changes are not expected to have a material impact on our ability to provide our full range of retail and wholesale financial services. The revised guideline will be effective January 1, 2020.

Net Stable Funding Ratio Disclosure

On April 11, 2019, OSFI finalized the Net Stable Funding Ratio (NSFR) Disclosure Requirements guideline. In line with the guideline, we will disclose our consolidated NSFR and its major components in a template prescribed by OSFI on a quarterly basis and it will complement the information that we already disclose about our LCR position. The new disclosure requirements are effective January 31, 2021 and we are well positioned to comply with the new requirements.

Other Regulatory Changes

Large Exposure Limits Guideline

On April 10, 2019, OSFI revised its Large Exposure Limits guideline, which is intended to constrain the maximum loss an institution could face in the event of a sudden failure of a counterparty by limiting exposures to a single counterparty or interconnected group of companies. The guideline enhances existing policies for managing the risks of large exposures and ensures consistent and robust practices across all the systemically important banks in Canada. We will be required to implement the new guideline in the first quarter of 2020 and we are well positioned to stay below the limits.

Interest rate risk management guidelines

On May 30, 2019, OSFI revised its Interest Rate Risk Management guidelines providing more comprehensive guidance on practices relating to the stress testing scenarios, risk assessment and governance, including standardized interest rate scenarios. We will be required to implement the new guidelines on January 1, 2020 and we are well positioned to comply with the new requirements.

98             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Accounting and control matters

Critical accounting policies and estimates

Application of critical accounting policies, judgments, estimates and assumptions

Our significant accounting policies are described in Note 2 of our 2019 Annual Consolidated Financial Statements. Certain of these policies and related estimates are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting judgments, estimates and assumptions relate to the fair value of financial instruments, allowance for credit losses, goodwill and other intangible assets, employee benefits, consolidation, derecognition of financial assets, application of the effective interest method, provisions, insurance claims and policy benefit liabilities, income taxes, and deferred revenue on our customer loyalty program. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies, judgments, estimates and assumptions.

Changes in accounting policies

During the first quarter, we adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15). As permitted by the transition provisions of IFRS 15, we elected not to restate comparative period results; accordingly, all comparative information is presented in accordance with our previous accounting policies, as indicated below. As a result of the adoption of IFRS 15, we reduced our opening retained earnings by $94 million(1), on an after tax basis as at November 1, 2018 (the date of initial application), to align with the recognition of certain fees with the transfer of the performance obligations.

Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

We give priority to third-party pricing services and valuation techniques with the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders’ or system values, other pricing service values and, when available, actual trade data. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Fair values established based on this hierarchy require the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs include one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used, select the model inputs, and in some cases, apply valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as the probability of default and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The realized price for a transaction may be different from its recorded value that was previously estimated using management judgment, and may therefore impact unrealized gains and losses recognized in Non-interest income – Trading revenue or Other.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include certain loans, debt securities, interest-bearing deposits with banks, customers’ liability under acceptances, accounts and accrued interest receivable, and finance and operating lease receivables. Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:

•	Performing financial assets
•

Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.

•

Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.

(1)	Revised from the amount previously presented.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            99

•	Impaired financial assets
•

Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages and the application of forward looking information. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

For further information on allowance for credit losses, refer to Notes 2 and 5 of our 2019 Annual Consolidated Financial Statements.

Goodwill and other intangible assets

We allocate goodwill to groups of cash-generating units (CGU). Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if there are objective indications of impairment. We test for impairment by comparing the recoverable amount of a CGU with its carrying amount.

We estimate the value in use and fair value less costs of disposal of our CGUs primarily using a discounted cash flow method which incorporates each CGU’s internal forecasts of revenues and expenses. Significant management judgment is applied in the determination of expected future cash flows (uncertainty in timing and amount), discount rates (based on CGU-specific risks) and terminal growth rates. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk and government regulation), currency risk and price risk (including product pricing risk and inflation). If the forecast earnings and other assumptions in future periods deviate significantly from the current amounts used in our impairment testing, the value of our goodwill could become impaired.

We assess for indicators of impairment of our other intangible assets at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. Significant judgment is applied in estimating the useful lives and recoverable amounts of our intangible assets and assessing whether certain events or circumstances constitute objective evidence of impairment. We do not have any intangible assets with indefinite lives.

For further details, refer to Notes 2 and 10 of our 2019 Annual Consolidated Financial Statements.

Employee benefits

We sponsor a number of benefit programs for eligible employees, including registered pension plans, supplemental pension plans, health, dental, disability and life insurance plans.

The calculation of defined benefit expenses and obligations depends on various assumptions such as discount rates, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. Discount rates are determined using a yield curve based on spot rates from high quality corporate bonds. All other assumptions are determined by us and are reviewed by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligations and remeasurements that we recognize. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 17 of our 2019 Annual Consolidated Financial Statements.

Consolidation of structured entities

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity’s returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity as the agent of a third party or parties. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that various parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in determining whether we control an entity, specifically, assessing whether we have substantive decision making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date control is transferred to us, and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

For further details, refer to Note 7 of our 2019 Annual Consolidated Financial Statements.

Derecognition of financial assets

We periodically enter into transactions in which we transfer financial assets such as loans or mortgage-backed securities to structured entities or trusts that issue securities to investors. We derecognize the assets when our contractual rights to the cash flows from the assets have expired; when we retain the rights to receive the cash flows but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements; or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all

100             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement. Management’s judgment is applied in determining whether we have transferred or retained substantially all risk and rewards of ownership of the transferred financial asset.

The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition. As a result, we continue to record the associated transferred assets on our Consolidated Balance Sheets and no gains or losses are recognized for those securitization activities. Otherwise, a gain or loss is recognized on securitization by comparing the carrying amount of the transferred asset with its fair value at the date of the transfer. For further information on derecognition of financial assets, refer to Notes 2 and 6 of our 2019 Annual Consolidated Financial Statements.

Application of the effective interest method

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income generally for all interest bearing financial instruments using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, uncertain tax positions, asset retirement obligations and other items.

The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized.

Insurance claims and policy benefit liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. Key assumptions are reviewed annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates change. Refer to Note 15 of our 2019 Annual Consolidated Financial Statements for further information.

Income taxes

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management’s judgment is applied in interpreting the relevant tax laws and estimating the expected timing and amount of the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

On a quarterly basis, we review whether it is probable that the benefits associated with our deferred tax assets will be realized, using both positive and negative evidence. Refer to Note 23 of our 2019 Annual Consolidated Financial Statements for further information.

Future changes in accounting policy and disclosure

IFRS 16 Leases (IFRS 16)

In January 2016, the IASB issued IFRS 16, which sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard removes the current requirement for lessees to classify leases as finance leases or operating leases by introducing a single accounting model that requires the recognition of right-of-use assets and lease liabilities on the balance sheet for most leases. Lessees will recognize interest expense on the lease liability and depreciation expense on the right-of-use asset in the statement of income.

IFRS 16 will be effective for us on November 1, 2019. We will adopt IFRS 16 by adjusting our Consolidated Balance Sheet as at November 1, 2019, the date of initial application, with no restatement of comparative periods. On transition to IFRS 16, we intend to apply certain practical expedients, including the following:

•	Election to not separate lease and non-lease components, to be applied to our real estate leases;
•	Election to measure the right-of-use asset as if IFRS 16 had been applied since the commencement date of the lease, to be applied on a lease-by-lease basis to a select number of properties; and
•	Exemption from recognition for short-term and low value leases.

Based on current estimates, the adoption of IFRS 16 as at November 1, 2019 is expected to result in increases to total assets and total liabilities of approximately $5 billion, primarily representing leases of premises and equipment previously classified as operating leases, and a reduction to retained earnings of approximately $0.1 billion, net of taxes. The adoption of IFRS 16 is also expected to decrease our CET1 capital ratio by approximately 14 bps.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            101

Interest Rate Benchmark Reform

In September 2019, the IASB issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures (Amendments) which modify certain hedge accounting requirements to provide relief from the potential effect of uncertainty caused by the Interest Rate Benchmark Reform, prior to the transition to alternative interest rates. The Amendments will be effective for us on November 1, 2020, with earlier adoption permitted.

To manage our transition to alternative interest rates, we have implemented a comprehensive enterprise-wide program and governance structure that focuses on key areas of impact including contract changes with clients, capital and liquidity planning, financial reporting and valuation, systems, processes, education and communication. The exact timing of our transition and assessment of the implications are uncertain as the interest rate replacement process differs across major jurisdictions.

We will continue to monitor regulatory guidance and expect to adjust our implementation accordingly.

Conceptual Framework for Financial Reporting (Conceptual Framework)

In March 2018, the IASB issued its revised Conceptual Framework. This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. We are currently assessing the impact of adoption on our Consolidated Financial Statements.

IFRS 17 Insurance Contracts (IFRS 17)

In May 2017, the IASB issued IFRS 17 to establish a comprehensive global insurance standard which provides guidance on the recognition, measurement, presentation and disclosures of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three approaches. This new standard will be effective for us on November 1, 2021 and will be applied retrospectively with restatement of comparatives unless impracticable. In June 2019, the IASB issued an exposure draft to amend IFRS 17, including deferral of the effective date by one year. We will continue to monitor the IASB’s developments. We are currently assessing the impact of adopting this standard and the proposed amendments on our Consolidated Financial Statements.

Controls and procedures

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2019, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2019.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. See Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm.

There were no changes in our internal control over financial reporting during the year ended October 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 27 of our audited 2019 Annual Consolidated Financial Statements.

Supplementary information

Selected annual information	Table 71

(Millions of Canadian dollars, except as otherwise noted)	2019	2018	2017
Total revenue	$46,002	$42,576	$40,669
Net income attributable to:
Shareholders	12,860	12,400	11,428
Non-controlling interest	11	31	41
	$12,871	$12,431	$11,469
Basic earnings per share (in dollars)	$8.78	$8.39	$7.59
Diluted earnings per share (in dollars)	$8.75	$8.36	$7.56
Dividends declared per common shares (in dollars)	$4.07	$3.77	$3.48
Total assets	$1,428,935	$1,334,734	$1,212,853
Deposits (1)	$886,005	$836,197	$789,036
(1)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.

102             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Net interest income on average assets and liabilities							Table 72
	Average balances			Interest			Average rate

(Millions of Canadian dollars, except for percentage amounts) (1)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Assets
Deposits with other banks
Canada	$10,990	$10,300	$11,380	$231	$198	$146	2.10%	1.92%	1.28%
U.S.	25,392	27,522	21,508	505	429	192	1.99	1.56	0.89
Other International	20,463	21,587	17,215	(53)	(61)	(31)	(0.26)	(0.28)	(0.18)
	56,845	59,409	50,103	683	566	307	1.20	0.95	0.61
Securities
Trading	130,647	125,153	130,816	4,573	3,785	3,520	3.50	3.02	2.69
Investment, net of applicable allowance	97,764	90,470	83,787	2,254	1,885	1,379	2.31	2.08	1.65
	228,411	215,623	214,603	6,827	5,670	4,899	2.99	2.63	2.28
Asset purchased under reverse repurchase agreements and securities borrowed	346,173	266,709	205,993	8,960	5,536	3,021	2.59	2.08	1.47
Loans (2)
Canada
Retail	379,853	364,473	350,155	15,352	13,533	11,672	4.04	3.71	3.33
Wholesale	89,503	77,985	74,955	4,988	3,682	3,534	5.57	4.72	4.71
	469,356	442,458	425,110	20,340	17,215	15,206	4.33	3.89	3.58
U.S.	96,492	79,695	75,967	3,099	3,008	2,391	3.21	3.77	3.15
Other International	32,430	28,932	27,201	1,424	1,026	1,080	4.39	3.55	3.97
	598,278	551,085	528,278	24,863	21,249	18,677	4.16	3.86	3.54
Total interest-earning assets	1,229,707	1,092,826	998,977	41,333	33,021	26,904	3.36	3.02	2.69
Non-interest-bearing deposits with other banks	29,430	31,695	23,953	–	–	–	–	–	–
Customers’ liability under acceptances	17,447	16,015	14,550	–	–	–	–	–	–
Other assets	159,599	154,395	149,114	–	–	–	–	–	–
Total assets	$1,436,200	$1,294,900	$1,186,600	$41,333	$33,021	$26,904	2.88%	2.55%	2.27%
Liabilities and shareholders’ equity
Deposits (3)
Canada	$555,467	$513,240	$498,134	$10,420	$7,718	$5,560	1.88%	1.50%	1.12%
U.S.	97,563	98,651	79,354	1,524	1,313	640	1.56	1.33	0.81
Other International (4)	83,349	77,414	69,532	1,044	811	578	1.25	1.05	0.83
	736,379	689,305	647,020	12,988	9,842	6,778	1.76	1.43	1.05
Obligations related to securities sold short	34,799	32,642	37,205	1,995	1,627	1,515	5.73	4.98	4.07
Obligations related to assets sold under repurchase agreements and securities loaned	262,929	184,934	128,831	6,147	3,261	1,396	2.34	1.76	1.08
Subordinated debentures	9,405	9,131	9,460	365	322	270	3.88	3.53	2.85
Other interest-bearing liabilities	16,496	15,352	14,839	89	17	19	0.54	0.11	0.13
Total interest-bearing liabilities	1,060,008	931,364	837,355	21,584	15,069	9,978	2.04	1.62	1.19
Non-interest-bearing deposits	133,702	129,696	122,800	–	–	–	–	–	–
Acceptances	17,473	16,030	14,549	–	–	–	–	–	–
Other liabilities (4)	143,948	142,122	139,293	–	–	–	–	–	–
Total liabilities	$1,355,131	$1,219,212	$1,113,997	$21,584	$15,069	$9,978	1.59%	1.24%	0.90%
Equity	81,052	75,720	72,607	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Total liabilities and shareholders’ equity	$1,436,200	$1,294,900	$1,186,600	$21,584	$15,069	$9,978	1.50%	1.16%	0.84%
Net interest income and margin	$1,436,200	$1,294,900	$1,186,600	$19,749	$17,952	$16,926	1.38%	1.39%	1.43%
Net interest income and margin (average earning assets)
Canada	$700,153	$637,214	$595,790	$14,375	$13,076	$12,104	2.05%	2.05%	2.03%
U.S.	329,655	275,895	243,276	4,058	3,616	3,469	1.23	1.31	1.43
Other International (4)	199,898	179,717	159,912	1,316	1,260	1,353	0.66	0.70	0.85
Total	$1,229,706	$1,092,826	$998,978	$19,749	$17,952	$16,926	1.61%	1.64%	1.69%

(1)	Insurance segment assets and liabilities are included in Other assets and Other liabilities, respectively.
(2)	Interest income includes loan fees of $672 million (2018 – $621 million; 2017 – $561 million).
(3)	Deposits include personal chequing and savings deposits with average balances of $189 billion (2018 – $182 billion; 2017 – $178 billion), interest expense of $1.1 billion (2018 – $0.8 billion; 2017 – $0.5 billion) and average rates of 0.6% (2018 – 0.4%; 2017 – 0.3%). Deposits also include term deposits with average balances of $421 billion (2018 – $389 billion; 2017 – $353 billion), interest expense of $9.2 billion (2018 – $7.4 billion; 2017 – $5.2 billion) and average rates of 2.19% (2018 – 1.89%; 2017 – 1.48%).
(4)	Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively, is presented in net interest income and other liabilities respectively. Comparative amounts have been reclassified to conform with this presentation.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            103

Change in net interest income	Table 73

	2019 vs. 2018			2018 vs. 2017

	Increase (decrease) due to changes in			Increase (decrease) due to changes in

(Millions of Canadian dollars) (1)	Average volume (2)	Average rate (2)	Net change	Average volume (2)	Average rate (2)	Net change
Assets
Deposits with other banks
Canada (3)	$13	$20	$33	$(14)	$66	$52
U.S. (3)	(33)	109	76	54	183	237
Other international (3)	3	5	8	(8)	(22)	(30)
Securities
Trading	166	622	788	(152)	417	265
Investment, net of applicable allowance	152	217	369	110	396	506
Asset purchased under reverse repurchase agreements and securities borrowed	1,649	1,775	3,424	890	1,625	2,515
Loans
Canada
Retail	571	1,248	1,819	477	1,384	1,861
Wholesale	544	762	1,306	143	5	148
U.S.	634	(543)	91	117	500	617
Other international	124	274	398	70	(123)	(53)
Total interest income	$3,823	$4,489	$8,312	$1,687	$4,431	$6,118
Liabilities
Deposits
Canada	635	2,067	2,702	169	1,990	2,159
U.S.	(14)	225	211	156	517	673
Other international (4)	62	171	233	66	167	233
Obligations related to securities sold short	108	260	368	(186)	298	112
Obligations related to assets sold under repurchase agreements and securities loaned	1,375	1,511	2,886	608	1,257	1,865
Subordinated debentures	10	33	43	(9)	61	52
Other interest-bearing liabilities	1	71	72	1	(3)	(2)
Total interest expense	$2,177	$4,338	$6,515	$805	$4,287	$5,092
Net interest income	$1,646	$151	$1,797	$882	$144	$1,026

(1)	Insurance segment assets and liabilities are included in Other assets and Other liabilities, respectively.
(2)	Volume/rate variance is allocated on the percentage relationships of changes in balances and changes in rates to the total net change in net interest income.
(3)	Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.
(4)	Commencing Q4 2019, the interest component of the valuation of certain deposits carried at FVTPL previously presented in trading revenue is presented in net interest income. Comparative amounts have been reclassified to conform with this presentation.

Loans and acceptances by geography	Table 74

As at October 31 (Millions of Canadian dollars)	2019	2018	2017	2016	2015
Canada
Residential mortgages	$287,767	$265,831	$255,799	$241,800	$229,987
Personal	81,547	82,112	82,022	82,205	84,637
Credit cards	19,617	18,793	17,491	16,601	15,516
Small business	5,434	4,866	4,493	3,878	4,003
Retail	394,365	371,602	359,805	344,484	334,143
Wholesale (1)	142,334	118,627	99,158	86,130	80,284
	$536,699	$490,229	$458,963	$430,614	$414,427
U.S.
Retail	24,850	21,033	18,100	17,134	5,484
Wholesale	53,784	59,476	55,037	59,349	34,702
	78,634	80,509	73,137	76,483	40,186
Other International
Retail	6,871	6,817	7,265	7,852	8,556
Wholesale	17,838	17,837	21,870	21,733	24,536
	24,709	24,654	29,135	29,585	33,092
Total loans and acceptances	$640,042	$595,392	$561,235	$536,682	$487,705
Total allowance for credit losses	(3,124)	(2,933)	(2,159)	(2,235)	(2,029)
Total loans and acceptances, net of allowance for credit losses	$636,918	$592,459	$559,076	$534,447	$485,676

(1)	In 2015, we reclassified $4 billion from Investment securities (Available-for-sale securities under IAS 39) to Loans.

104             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Loans and acceptances by portfolio and sector (1)					Table 75

As at October 31 (Millions of Canadian dollars)	2019	2018	2017	2016	2015
Residential mortgages	$308,091	$282,471	$270,348	$254,998	$233,975
Personal	92,250	92,700	92,294	93,466	94,346
Credit cards	20,311	19,415	18,035	17,128	15,859
Small business	5,434	4,866	4,493	3,878	4,003
Retail	$426,086	$399,452	$385,170	$369,470	$348,183
Agriculture	9,369	8,325	7,397	6,538	6,068
Automotive	9,788	8,761	8,319	7,293	6,625
Banking	2,005	1,826	1,163	1,536	1,911
Consumer discretionary	16,741	15,453	14,428	13,543	8,195
Consumer staples	5,290	4,497	4,581	5,024	3,111
Oil & gas	8,145	6,061	5,599	5,346	6,763
Financial services	24,961	21,350	15,448	10,139	7,965
Financing products	6,368	5,569	4,475	7,255	8,485
Forest products	1,486	1,101	913	1,100	1,171
Governments	4,252	4,103	9,624	8,538	7,631
Industrial products	7,388	7,607	5,674	5,722	4,958
Information technology	4,606	4,635	4,086	5,235	2,017
Investments	14,657	8,987	8,867	7,221	7,040
Mining & metals	1,179	1,301	1,114	1,456	1,518
Public works & infrastructure	1,717	1,853	1,586	1,626	1,635
Real estate & related	54,032	49,889	44,759	38,164	32,057
Other services	21,373	18,467	16,492	17,092	12,769
Telecommunication & media	4,757	7,018	4,867	5,765	4,590
Transportation	5,426	5,347	5,223	5,110	5,044
Utilities	8,826	8,239	6,870	8,752	6,209
Other sectors	1,590	5,551	4,580	4,757	3,760
Wholesale	$213,956	$195,940	$176,065	$167,212	$139,522
Total loans and acceptances	$640,042	$595,392	$561,235	$536,682	$487,705
Total allowance for credit losses	(3,124)	(2,933)	(2,159)	(2,235)	(2,029)
Total loans and acceptances, net of allowance for credit losses	$636,918	$592,459	$559,076	$534,447	$485,676

(1)	Sectors have been revised from those previously presented to align with our view of credit risk by industry.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            105

Gross impaired loans by portfolio and geography (1)	Table 76

As at October 31 (Millions of Canadian dollars, except for percentage amounts)	2019	2018	2017	2016	2015

Residential mortgages	$732	$725	$634	$709	$646

Personal	306	302	276	304	299
Small business	57	44	38	46	45
Retail	1,095	1,071	948	1,059	990

Agriculture	$37	$29	$28	$37	$41

Automotive	28	7	29	43	11

Banking	10	18	26	2	2

Consumer discretionary	171	138	77	181	130

Consumer staples	51	23	55	36	41

Oil & gas	509	230	318	1,263	154

Financial services	81	80	113	114	110

Financing products	–	–	–	–	–

Forest products	35	9	7	21	28

Governments	5	15	8	2	2

Industrial products	92	42	34	43	45

Information technology	16	2	70	66	6

Investments	7	8	25	70	183

Mining & metals	1	2	3	15	17

Public works & infrastructure	12	3	4	16	24

Real estate & related	408	290	340	225	274

Other services	134	73	158	97	54

Telecommunication & media	12	8	12	27	28

Transportation	13	58	7	31	38

Utilities	211	8	10	79	57
Other sectors	35	48	48	58	50
Wholesale	1,868	1,091	1,372	2,426	1,295
Acquired credit-impaired loans	13	21	256	418	–
Total GIL (2) (3)	$2,976	$2,183	$2,576	$3,903	$2,285

Canada

Residential mortgages	$481	$431	$323	$368	$356

Personal	250	248	198	228	223
Small business	57	44	38	46	45
Retail	788	723	559	642	624

Agriculture	36	29	22	27	39

Automotive	18	5	4	9	8

Banking	10	18	26	–	–

Consumer discretionary	71	62	54	105	76

Consumer staples	24	10	10	14	15

Oil & gas	97	38	16	56	38

Financial services	–	1	3	–	–

Financing products	–	–	–	–	–

Forest products	9	9	7	21	5

Governments	5	11	2	2	1

Industrial products	48	31	25	40	39

Information technology	4	1	2	4	6

Investments	2	–	1	3	2

Mining & metals	1	2	3	12	7

Public works & infrastructure	10	3	4	16	24

Real estate & related	195	134	182	105	137

Other services	65	24	47	58	52

Telecommunication & media	11	7	10	24	28

Transportation	13	11	7	10	15

Utilities	59	–	1	16	20
Other sectors	–	–	–	–	–
Wholesale	678	396	426	522	512
Total	$1,466	$1,119	$985	$1,164	$1,136

U.S.

Retail	$36	$23	$59	$56	$10
Wholesale	869	401	736	1,736	204
Total	$905	$424	$795	$1,792	$214

Other International

Retail	$272	$327	$345	$380	$356
Wholesale	333	313	451	567	579
Total	$605	$640	$796	$947	$935
Total GIL (2) (3)	$2,976	$2,183	$2,576	$3,903	$2,285
Allowance on impaired loans (4)	(832)	(700)	(737)	(809)	(654)
Net impaired loans	$2,144	$1,483	$1,839	$3,094	$1,631
GIL as a % of loans and acceptances
Residential mortgages	0.24%	0.26%	0.23%	0.28%	0.28%
Personal	0.33%	0.33%	0.30%	0.33%	0.32%
Small business	1.05%	0.90%	0.85%	1.19%	1.13%
Retail	0.26%	0.27%	0.25%	0.29%	0.28%
Wholesale	0.88%	0.57%	0.92%	1.69%	0.93%
Total	0.46%	0.37%	0.46%	0.73%	0.47%
Allowance on impaired loans as a % of GIL (4)	27.96%	32.08%	28.61%	20.72%	28.64%

(1)	Sectors have been revised from those previously presented to align with our view of credit risk by industry.
(2)	Effective November 1, 2017, the definition of gross impaired loans has been shortened for certain products to align with a definition of default of 90 days past due under IFRS 9. Past due loans greater than 90 days not included in impaired loans were $189 million in 2019 (2018 – $179 million; 2017 – $307 million; 2016 – $337 million; 2015 – $314 million). For further details, refer to Note 5 of our 2019 Annual Consolidated Financial Statements.
(3)	Effective November 1, 2017, GIL excludes $229 million of acquired credit impaired loans related to our acquisition of City National that have returned to performing status.
(4)	Effective November 1, 2017, represents Stage 3 ACL on loans, acceptances, and commitments under IFRS 9 and Allowances for impaired loans under IAS 39.

106             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Provision for credit losses by portfolio and geography (1)	Table 77

(Millions of Canadian dollars, except for percentage amounts)	2019	2018	2017	2016	2015

Residential mortgages	$51	$51	$56	$77	$47

Personal	487	462	409	458	388

Credit cards	518	468	435	442	378
Small business	36	30	32	34	32
Retail	1,092	1,011	932	1,011	845

Agriculture	$8	$1	$4	$10	$8

Automotive	10	5	14	13	2

Banking	–	(1)	3	(3)	(1)

Consumer discretionary	61	81	12	20	43

Consumer staples	33	1	6	10	8

Oil & gas	98	1	(28)	320	47

Financial services	–	–	(18)	1	47

Financing products	–	–	–	–	–

Forest products	9	3	3	3	5

Governments	6	4	1	–	1

Industrial products	104	8	11	10	(1)

Information technology	30	(21)	4	7	1

Investments	–	3	–	1	19

Mining & metals	–	–	(4)	6	7

Public works & infrastructure	57	2	1	3	3

Real estate & related	57	13	120	34	28

Other services	35	22	20	(1)	17

Telecommunication & media	7	–	8	1	4

Transportation	9	32	1	(6)	5

Utilities	70	1	5	16	9
Other sectors	5	(8)	53	30	–
Wholesale	599	147	216	475	252
Acquired credit-impaired loans	–	2	2	10	–
Total PCL on impaired loans (2)	$1,691	$1,160	$1,150	$1,496	$1,097

Canada

Residential mortgages	$32	$44	$33	$42	$27

Personal	488	458	413	459	393

Credit cards	505	456	426	435	371
Small business	36	30	32	34	32
Retail	1,061	988	904	970	823

Agriculture	8	1	2	10	8

Automotive	4	1	1	3	2

Banking	–	(1)	3	–	–

Consumer discretionary	24	28	20	27	29

Consumer staples	14	2	3	5	6

Oil & gas	34	4	(17)	99	22

Financial services	–	–	–	–	–

Financing products	–	–	–	–	–

Forest products	5	3	3	4	1

Governments	4	1	1	1	1

Industrial products	27	6	8	8	2

Information technology	28	1	1	2	2

Investments	–	–	–	1	–

Mining & metals	–	–	1	5	2

Public works & infrastructure	45	1	1	3	3

Real estate & related	53	14	43	23	12

Other services	29	17	15	18	18

Telecommunication & media	5	–	9	1	4

Transportation	9	2	2	3	3

Utilities	2	–	–	–	1
Other sectors	1	–	(1)	–	–
Wholesale	292	80	95	213	116
Total (2)	$1,353	$1,068	$999	$1,183	$939

U.S.

Retail	$12	$4	$3	$1	$1
Wholesale	223	64	117	227	40
	$235	$68	$120	$228	$41

Other International

Retail	$19	$19	$25	$41	$21
Wholesale	84	5	6	44	96
	$103	$24	$31	$85	$117
Total PCL on impaired loans (2)	$1,691	$1,160	$1,150	$1,496	$1,097
Total PCL on performing loans (3)	200	123	–	50	–
Total PCL on other financial assets	(27)	24
Total PCL	$1,864	$1,307	$1,150	$1,546	$1,097
PCL on loans as a % of average net loans and acceptances	0.31%	0.23%	0.21%	0.29%	0.24%
PCL on impaired loans as a % of average net loans and acceptances (2)	0.27%	0.20%	0.21%	0.28%	0.24%

(1)	Sectors have been revised from those previously presented to align with our view of credit risk by industry.
(2)	Effective November 1, 2017, represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39.
(3)	Effective November 1, 2017, represents Stage 1 and 2 PCL on loans, acceptances, and commitments under IFRS 9 and PCL for loans not yet identified as impaired under IAS 39.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            107

Allowance on loans by portfolio and geography (1) (2)	Table 78

(Millions of Canadian dollars, except percentage amounts)	2019	2018	2017	2016	2015
Allowance on loans at beginning of year	$3,088	$2,976	$2,326	$2,120	$2,085
Provision for credit losses (2)	1,891	1,283	1,150	1,546	1,097
Write-offs by portfolio
Residential mortgages	(45)	(51)	(53)	(42)	(64)
Personal	(600)	(552)	(543)	(556)	(494)
Credit cards	(655)	(599)	(565)	(564)	(497)
Small business	(36)	(35)	(38)	(40)	(40)
Retail	$(1,336)	$(1,237)	$(1,199)	$(1,202)	$(1,095)
Wholesale	$(440)	$(207)	$(226)	$(321)	$(243)
Total write-offs by portfolio	$(1,776)	$(1,444)	$(1,425)	$(1,523)	$(1,338)
Recoveries by portfolio
Residential mortgages	$8	$8	$8	$5	$7
Personal	126	121	116	111	105
Credit cards	137	131	131	122	119
Small business	8	7	9	10	10
Retail	$279	$267	$264	$248	$241
Wholesale	$43	$65	$66	$38	$34
Total recoveries by portfolio	$322	$332	$330	$286	$275
Net write-offs	$(1,454)	$(1,112)	$(1,095)	$(1,237)	$(1,063)
Exchange rate and other	(106)	(59)	(131)	(103)	1
Total allowance on loans at end of year	$3,419	$3,088	$2,250	$2,326	$2,120
Allowance against impaired loans (3)
Canada
Residential mortgages	$50	$43	$31	$35	$27
Personal	115	107	91	105	96
Small business	22	18	19	20	19
Retail	$187	$168	$141	$160	$142
Agriculture	$6	$4	$5	$6	$5
Automotive	3	4	4	4	4
Banking	–	1	2	–	–
Consumer discretionary	11	22	18	20	20
Consumer staples	2	3	2	4	3
Oil & gas	29	4	4	7	1
Financial services	–	–	1	–	–
Financing products	–	–	–	–	–
Forest products	7	3	3	5	3
Governments	5	1	1	1	–
Industrial products	11	8	9	10	13
Information technology	3	–	1	1	2
Investments	2	–	–	1	–
Mining & metals	1	–	3	3	1
Public works & infrastructure	1	1	1	2	2
Real estate & related	35	28	47	29	35
Other services	34	7	17	19	13
Telecommunication & media	11	3	4	4	6
Transportation	10	3	2	3	2
Utilities	1	–	–	–	1
Other sectors	–	–	–	–	–
Wholesale	$172	$92	$124	$119	$111
	$359	$260	$265	$279	$253
U.S.
Retail	$1	$1	$1	$2	$1
Wholesale	141	164	150	177	47
	$142	$165	$151	$179	$48
Other International
Retail	$156	$166	$168	$180	$169
Wholesale	175	109	153	171	184
	$331	$275	$321	$351	$353
Total allowance on impaired loans (3)	$832	$700	$737	$809	$654
Allowance on performing loans (4)
Residential mortgages	$223	$206	$128	$96	$83
Personal	792	754	391	385	396
Credit cards	832	760	379	386	386
Small business	39	33	37	45	45
Retail	$1,886	$1,753	$935	$912	$910
Wholesale	$701	$635	$487	$514	$465
Off-balance sheet and other items			$91	$91	$91
Total allowance on performing loans (4)	$2,587	$2,388	$1,513	$1,517	$1,466
Total allowance on loans	$3,419	$3,088	$2,250	$2,326	$2,120
Key ratios
Allowance on loans as a % of loans and acceptances	0.53%	0.52%	0.40%	0.43%	0.43%
Net write-offs as a % of average net loans and acceptances	0.24%	0.20%	0.20%	0.23%	0.23%

(1)	Sectors have been revised from those previously presented to align with our view of credit risk by industry.
(2)	Includes loans, acceptances, and commitments.
(3)	Effective November 1, 2017, represents Stage 3 ACL on loans, acceptances, and commitments under IFRS 9 and Allowance for impaired loans under IAS 39.
(4)	Effective November 1, 2017, represents Stage 1 and Stage 2 ACL on loans, acceptances, and commitments under IFRS 9 and Allowance for loans not yet identified as impaired under IAS 39.

108             Royal Bank of Canada: Annual Report 2019             Management’s Discussion and Analysis

Credit quality information by Canadian province	Table 79

(Millions of Canadian dollars)	2019	2018	2017	2016	2015
Loans and acceptances
Atlantic provinces (1)	$27,008	$25,305	$24,471	$23,947	$23,040
Quebec	62,734	58,067	56,749	53,518	51,197
Ontario	257,009	225,606	202,272	185,434	175,315
Alberta	71,165	69,497	68,051	66,277	64,902
Other Prairie provinces (2)	33,278	32,101	31,318	30,143	29,490
B.C. and territories (3)	85,505	79,653	76,102	71,295	70,483
Total loans and acceptances in Canada	$536,699	$490,229	$458,963	$430,614	$414,427
Gross impaired loans (4)
Atlantic provinces (1)	$94	$89	$77	$101	$93
Quebec	250	185	176	207	213
Ontario	290	227	213	336	341
Alberta	448	335	284	313	224
Other Prairie provinces (2)	215	176	125	93	115
B.C. and territories (3)	169	107	110	114	150
Total GIL in Canada	$1,466	$1,119	$985	$1,164	$1,136
Provision for credit losses on impaired loans (5)
Atlantic provinces (1)	$73	$59	$66	$67	$57
Quebec	104	94	85	92	96
Ontario	844	678	617	654	590
Alberta	175	116	112	226	77
Other Prairie provinces (2)	85	68	64	64	52
B.C. and territories (3)	72	53	55	80	67
Total PCL on impaired loans in Canada	$1,353	$1,068	$999	$1,183	$939

(1)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(2)	Comprises Manitoba and Saskatchewan.
(3)	Comprises British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	Effective November 1, 2017, the definition of gross impaired loans has been shortened for certain products to align with a definition of default of 90 days past due under IFRS 9.
(5)	Effective November 1, 2017, represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39.

Management’s Discussion and Analysis             Royal Bank of Canada: Annual Report 2019            109

EDTF recommendations index

We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2019 Annual Report and Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our 2019 Annual Report.

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure

Type of Risk	Recommendation	Disclosure	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	110	1
	2	Define risk terminology and measures	49-54, 213-214	–
	3	Top and emerging risks	47-48	–
	4	New regulatory ratios	90-94	–
Risk governance, risk management and business model	5	Risk management organization	49-54	–
	6	Risk culture	50-54	–
	7	Risk in the context of our business activities	97	–
	8	Stress testing	51-52, 66	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	90-94	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	20-23
	11	Flow statement of the movements in regulatory capital	–	24
	12	Capital strategic planning	90-94	–
	13	RWA by business segments	–	25
	14	Analysis of capital requirement, and related measurement model information	55-58	*
	15	RWA credit risk and related risk measurements	–	*
	16	Movement of risk-weighted assets by risk type	–	25
	17	Basel back-testing	51, 55	37
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	72-74, 78-79	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	74, 77	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	79-80	–
	21	Sources of funding and funding strategy	74-76	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	70-71	–
	23	Decomposition of market risk factors	66-69	–
	24	Market risk validation and back-testing	66	–
	25	Primary risk management techniques beyond reported risk measures and parameters	66-69	–
Credit risk	26	Bank’s credit risk profile	54-65, 156-163	26-37,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	104-109	*
	27	Policies for identifying impaired loans	56-58, 99-100, 129-132	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	28,33
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	59	39
	30	Credit risk mitigation, including collateral held for all sources of credit risk	57-58	36
Other	31	Other risk types	82-89	–
	32	Publicly known risk events	85-86, 201-202	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report as at October 31, 2019 and October 31, 2018.

110             Royal Bank of Canada: Annual Report 2019             Index for Enhanced Disclosure Task Force recommendations

REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS

Reports
112	Management’s Responsibility for Financial Reporting
112	Management’s Report on Internal Control over Financial Reporting
113	Independent Auditor’s Report
117	Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements
120	Consolidated Balance Sheets
121	Consolidated Statements of Income
122	Consolidated Statements of Comprehensive Income
123	Consolidated Statements of Changes in Equity
124	Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements
125	Note 1	General information
125	Note 2	Summary of significant accounting policies, estimates and judgments
139	Note 3	Fair value of financial instruments
153	Note 4	Securities
156	Note 5	Loans and allowance for credit losses
163	Note 6	Derecognition of financial assets
164	Note 7	Structured entities
168	Note 8	Derivative financial instruments and hedging activities
177	Note 9	Premises and equipment
178	Note 10	Goodwill and other intangible assets
180	Note 11	Significant dispositions
181	Note 12	Joint ventures and associated companies
181	Note 13	Other assets
182	Note 14	Deposits
182	Note 15	Insurance
185	Note 16	Segregated funds
185	Note 17	Employee benefits – Pension and other post-employment benefits
190	Note 18	Other liabilities
190	Note 19	Subordinated debentures
191	Note 20	Trust capital securities
191	Note 21	Equity
194	Note 22	Share-based compensation
196	Note 23	Income taxes
198	Note 24	Earnings per share
199	Note 25	Guarantees, commitments, pledged assets and contingencies
201	Note 26	Legal and regulatory matters
203	Note 27	Related party transactions
204	Note 28	Results by business segment
205	Note 29	Nature and extent of risks arising from financial instruments
206	Note 30	Capital management
207	Note 31	Offsetting financial assets and financial liabilities
209	Note 32	Recovery and settlement of on-balance sheet assets and liabilities
210	Note 33	Parent company information

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            111

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with the Bank Act (Canada) and International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis is consistent with these consolidated financial statements.

Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of independent directors. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Chief Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions Canada (OSFI) examines and inquires into our business and affairs as deemed necessary to determine whether the provisions of the Bank Act are being complied with, and that we are in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of our depositors and creditors.

PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit Committee and Board, has performed an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board as stated in their Independent Auditor’s Report and Report of Independent Registered Public Accounting Firm, respectively. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

David I. McKay

President and Chief Executive Officer

Rod Bolger

Chief Financial Officer

Toronto, December 3, 2019

Management’s Report on Internal Control over Financial Reporting

Management of Royal Bank of Canada is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions related to and dispositions of our assets;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and our receipts and expenditures are made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of October 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of October 31, 2019, internal control over financial reporting was effective based on the criteria established in the Internal Control – Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of October 31, 2019, has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their Report of Independent Registered Public Accounting Firm, which appears herein.

David I. McKay

President and Chief Executive Officer

Rod Bolger

Chief Financial Officer

Toronto, December 3, 2019

112            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Independent Auditor’s Report

To the Shareholders and Board of Directors of Royal Bank of Canada

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and its subsidiaries (together, the Bank) as at October 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Bank’s consolidated financial statements comprise:

•	the consolidated balance sheets as at October 31, 2019 and 2018;
•	the consolidated statements of income for the years then ended;
•	the consolidated statements of comprehensive income for the years then ended;
•	the consolidated statements of changes in equity for the years then ended;
•	the consolidated statements of cash flows for the years then ended; and
•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Certain required disclosures have been presented elsewhere in the Management’s Discussion and Analysis, rather than in the notes to the consolidated financial statements. These disclosures are cross-referenced from the consolidated financial statements and are identified as audited.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters	How our audit addressed the key audit matters

Valuation of the Allowance for Credit Losses (ACL)

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, Note 4, Securities and Note 5, Loans and allowance for credit losses

The Bank’s ACL for financial assets was $3,440 million as at October 31, 2019, and represents management’s estimate of expected credit losses on financial assets as at the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Impaired financial assets are categorized as Stage 3 when the asset is considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default, and exposure at default discounted at the reporting date.

Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes forward-looking information designed to capture a wide range of possible outcomes and are weighted according to management’s expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. Management’s scenarios include a base case, upside and downside scenarios which are set by adjusting the base projections to construct reasonably

Our approach to addressing the matter involved the following procedures, amongst others:

•  testing the effectiveness of controls relating to the valuation of the ACL, including controls over the design of multiple future macroeconomic scenarios, the determination and application of the weightings for these scenarios, and the completeness and accuracy of the data inputs underlying the ACL calculation;

•  testing management’s process for determining the Stage 1 and Stage 2 ACL, including evaluating the appropriateness of the models used to determine the Stage 1 and Stage 2 ACL, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonableness of significant assumptions related to the determination of significant increases in credit risk relative to the initial recognition of the financial asset, the determination of the future macroeconomic scenarios and the weights assigned thereto;

•  testing the appropriateness of the complex expected credit loss calculation and its interrelated inputs and assumptions with the assistance of professionals with specialized skill and knowledge; and

•  evaluating management’s assumptions related to the determination of macroeconomic scenarios which involved evaluating the identification of material portfolios of financial assets that have exhibited a non-linear nature of potential credit losses, and evaluating the reasonableness of potential credit losses under the five future macroeconomic scenarios considering the Bank’s historical loss experience.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            113

Key audit matters (continued)	How our audit addressed the key audit matters

possible scenarios that are more optimistic and pessimistic, respectively, than the base case. Two additional downside scenarios are designed for the real estate and energy sectors to capture the non-linear nature of potential credit losses across the Bank’s portfolios of financial assets.

We determined that the valuation of the ACL is a matter of most significance to the audit of the current year consolidated financial statements due to:

•  significant judgment required by management when designing the future macroeconomic scenarios and assigning weights to each scenario to determine the Stage 1 and Stage 2 ACL. This in turn led to a high degree of auditor subjectivity in performing audit procedures relating to these scenarios;

•  significant auditor judgment and significant audit effort necessary to evaluate audit evidence as the measurement of expected credit losses is a complex calculation that involves a large volume of data, interrelated inputs and assumptions; and

•  the audit effort included the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Goodwill Impairment Assessment of the Caribbean Banking Cash Generating Unit (CGU)

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, and Note 10, Goodwill and other intangible assets

The goodwill allocated to the Caribbean Banking CGU was $1,727 million. Management conducts an impairment test as of August 1 of each year by comparing the carrying value of each CGU to its recoverable amount.

For the Caribbean Banking CGU, management calculated the recoverable amount as the fair value less costs of disposal using a discounted cash flow model that projects future cash flows based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer, over a 5-year period. Cash flows beyond the initial 5-year period are assumed by management to increase at a constant rate using a nominal long-term growth rate. As disclosed by management, the Caribbean continued to experience challenges in various regions resulting in weak to moderate economic growth during the year. As at August 1, 2019, the recoverable amount of the Caribbean Banking CGU, based on management’s estimated fair value less costs of disposal, was 126% of its carrying amount. As management has disclosed, the determination of fair value using a discounted cash flow model requires the use of significant judgment to determine the inputs and the model is most sensitive to changes in future cash flows, discount rates, and terminal growth rates applied to cash flows beyond the forecast period. If the post-tax discount rate was increased by 1.8%, holding other individual factors constant, the recoverable amount would approximate the carrying amount.

We determined that the goodwill impairment assessment of the Caribbean Banking CGU is a matter of most significance to the audit of the current year consolidated financial statements due to:

•  significant judgment required by management when determining the fair value of the CGU including future cash flows and adjustments made thereto to approximate the considerations of a prospective third-party buyer, discount rates and terminal growth rates. This in turn led to a high degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of the CGU, and evaluating audit evidence; and

•  the audit effort included the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Our approach to addressing the matter involved the following procedures, amongst others:

•  testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the CGU;

•  testing management’s process for determining the recoverable amount of the CGU, evaluating the appropriateness of the discounted cash flow model, and testing the completeness, accuracy, and relevance of underlying data used in the model;

•  evaluating the significant assumptions used by management, including the discount rates, terminal growth rates, and future cash flows and adjustments made thereto to approximate the considerations of a prospective third-party buyer;

•  evaluating management’s discounted cash flow model and certain significant assumptions, including the discount rates and terminal growth rates with the assistance of professionals with specialized skill and knowledge; and

•  evaluating management’s assumptions related to terminal growth rates and future cash flows which involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU; (ii) the consistency with external market data and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

114            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Key audit matters (continued)	How our audit addressed the key audit matters

Uncertain Tax Positions

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, and Note 23, Income taxes

The Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and relevant taxation authorities. In some cases, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and the determination of the Bank’s tax provision, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities. The forward-looking nature of these estimates requires management to use a significant amount of judgment in projecting the timing and amount of future cash flows. As management has further disclosed, management records provisions related to uncertain tax positions on the basis of all available information at the end of the reporting period to reflect current expectations.

We determined that uncertain tax positions are a matter of most significance to the audit of the current year consolidated financial statements due to:

•  significant judgment required by management, including a high degree of estimation uncertainty, when interpreting the relevant tax laws and projecting the amount of future cash flows relating to uncertain tax positions. This in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions; and

•  the audit effort included the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Our approach to addressing the matter involved the following procedures, amongst others:

•  testing the effectiveness of controls relating to the evaluation of uncertain tax positions;

•  testing management’s process used in estimating the amount of future cash flows relating to uncertain tax positions;

•  evaluating the appropriateness of the methods used;

•  testing the completeness, accuracy, and relevance of underlying data used;

•  evaluating the reasonableness of significant assumptions used by management for estimating the results of tax positions that are under audit or appeal by relevant taxation authorities; and

•  professionals with specialized skill and knowledge were used to assist in assessing the significant assumptions, including the application of relevant tax laws and whether it is probable that the relevant tax authorities will accept the tax positions and evidence used by management in determining and projecting the amount of future cash flows.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            115

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 3, 2019

116            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Royal Bank of Canada

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Bank’s internal control over financial reporting as of October 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of October 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Bank’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Bank’s consolidated financial statements and on the Bank’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the Allowance for Credit Losses (ACL)

As described in Notes 2, 4 and 5 to the consolidated financial statements, the Bank’s ACL for financial assets was $3,440 million as at October 31, 2019, and represents management’s estimate of expected credit losses on financial assets as at the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Impaired financial assets are categorized as Stage 3 when the asset is considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default, and exposure at default discounted at the reporting date. Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes forward-looking information designed to capture a wide range of possible outcomes and are weighted according to

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            117

management’s expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. Management’s scenarios include a base case, upside and downside scenarios which are set by adjusting the base projections to construct reasonably possible scenarios that are more optimistic and pessimistic, respectively, than the base case. Two additional downside scenarios were designed for the real estate and energy sectors to capture the non-linear nature of potential credit losses across the Bank’s portfolios of financial assets.

The principal consideration for our determination that performing procedures relating to the valuation of the ACL is a critical audit matter is that there was significant judgment required by management when designing the future macroeconomic scenarios and assigning weights to each scenario to determine the Stage 1 and Stage 2 ACL. This in turn led to a high degree of auditor subjectivity in performing audit procedures relating to these scenarios. In addition, significant auditor judgment and significant audit effort was necessary to evaluate audit evidence as the measurement of expected credit losses is a complex calculation that involves a large volume of data, interrelated inputs and assumptions. The audit effort also included the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the ACL, including controls over the design of multiple future macroeconomic scenarios, the determination and application of the weightings for these scenarios, and the completeness and accuracy of the data inputs underlying the ACL calculation. These procedures also included, among others, testing management’s process for determining the Stage 1 and Stage 2 ACL, including evaluating the appropriateness of the models used to determine the Stage 1 and Stage 2 ACL, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonableness of significant assumptions related to the determination of significant increases in credit risk relative to the initial recognition of the financial asset, the determination of the future macroeconomic scenarios and the weights assigned thereto. Professionals with specialized skill and knowledge were used to assist in testing the appropriateness of the complex expected credit loss calculation and its interrelated inputs and assumptions. Evaluating management’s assumptions related to the determination of macroeconomic scenarios involved evaluating the identification of material portfolios of financial assets that have exhibited a non-linear nature of potential credit losses, and evaluating the reasonableness of potential credit losses under the five future macroeconomic scenarios considering the Bank’s historical loss experience.

Goodwill Impairment Assessment of the Caribbean Banking Cash Generating Unit (CGU)

As described in Notes 2 and 10 to the consolidated financial statements, the goodwill allocated to the Caribbean Banking CGU was $1,727 million. Management conducts an impairment test as of August 1 of each year by comparing the carrying value of each CGU to its recoverable amount. For the Caribbean Banking CGU, management calculated the recoverable amount as the fair value less costs of disposal using a discounted cash flow model that projects future cash flows based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer, over a 5-year period. Cash flows beyond the initial 5-year period are assumed by management to increase at a constant rate using a nominal long-term growth rate. As disclosed by management, the Caribbean continued to experience challenges in various regions resulting in weak to moderate economic growth during the year. As at August 1, 2019, the recoverable amount of the Caribbean Banking CGU, based on management’s estimated fair value less costs of disposal, was 126% of its carrying amount. As management has disclosed, the determination of fair value using a discounted cash flow model requires the use of significant judgment to determine the inputs and the model is most sensitive to changes in future cash flows, discount rates, and terminal growth rates applied to cash flows beyond the forecast period. If the post-tax discount rate was increased by 1.8%, holding other individual factors constant, the recoverable amount would approximate the carrying amount.

The principal consideration for our determination that performing procedures relating to the goodwill impairment assessment of the Caribbean Banking CGU is a critical audit matter is that there was significant judgment required by management when determining the fair value of the CGU including future cash flows and adjustments made thereto to approximate the considerations of a prospective third-party buyer, discount rates and terminal growth rates. This in turn led to a high degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of the CGU, and evaluating audit evidence. In addition, the audit effort included the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the CGU, evaluating the appropriateness of the discounted cash flow model, and testing the completeness, accuracy, and relevance of underlying data used in the model. These procedures also included evaluating the significant assumptions used by management, including the discount rates, terminal growth rates, and future cash flows and adjustments made thereto to approximate the considerations of a prospective third-party buyer. Professionals with specialized skill and knowledge were used to assist in evaluating management’s discounted cash flow model and certain significant assumptions, including the discount rates and terminal growth rates. Evaluating management’s assumptions related to terminal growth rates and future cash flows involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU, (ii) the consistency with external market data and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

Uncertain Tax Positions

As described in Note 2 to the consolidated financial statements, the Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and relevant taxation authorities. In some cases, as described in Note 23, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and the determination of the Bank’s tax provision, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities. The forward-looking nature of these estimates requires management to use a significant amount of judgment in projecting the timing and amount of future cash flows. As management has further disclosed, management records provisions related to uncertain tax positions on the basis of all available information at the end of the reporting period to reflect current expectations.

118            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

The principal consideration for our determination that performing procedures relating to the uncertain tax positions is a critical audit matter is that there was significant judgment required by management, including a high degree of estimation uncertainty, when interpreting the relevant tax laws and projecting the amount of future cash flows relating to uncertain tax positions. This in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions. In addition, the audit effort included the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the evaluation of uncertain tax positions. These procedures also included, among others, testing management’s process used in estimating the amount of future cash flows relating to uncertain tax positions. This involved evaluating the appropriateness of the methods used, testing the completeness, accuracy, and relevance of underlying data used, and evaluating the reasonableness of significant assumptions used by management for estimating the results of tax positions that are under audit or appeal by relevant taxation authorities. Professionals with specialized skill and knowledge were used to assist in assessing the significant assumptions, including the application of relevant tax laws and whether it is probable that the relevant tax authorities will accept the tax positions, and evidence used by management in determining and projecting the amount of future cash flows.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 3, 2019

We have served as the Bank’s auditor since 2016.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            119

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2019	October 31 2018
Assets
Cash and due from banks	$26,310	$30,209

Interest-bearing deposits with banks	38,345	36,471

Securities (Note 4)
Trading	146,534	128,258
Investment, net of applicable allowance	102,470	94,608
	249,004	222,866

Assets purchased under reverse repurchase agreements and securities borrowed	306,961	294,602

Loans (Note 5)
Retail	426,086	399,452
Wholesale	195,870	180,278
	621,956	579,730
Allowance for loan losses (Note 5)	(3,100)	(2,912)
	618,856	576,818

Segregated fund net assets (Note 16)	1,663	1,368
Other
Customers’ liability under acceptances	18,062	15,641
Derivatives (Note 8)	101,560	94,039
Premises and equipment (Note 9)	3,191	2,832
Goodwill (Note 10)	11,236	11,137
Other intangibles (Note 10)	4,674	4,687
Other assets (Note 13)	49,073	44,064
	187,796	172,400
Total assets	$1,428,935	$1,334,734

Liabilities and equity
Deposits (Note 14)
Personal	$294,732	$270,154
Business and government	565,482	533,522
Bank	25,791	32,521
	886,005	836,197

Segregated fund net liabilities (Note 16)	1,663	1,368
Other
Acceptances	18,091	15,662
Obligations related to securities sold short	35,069	32,247
Obligations related to assets sold under repurchase agreements and securities loaned	226,586	206,814
Derivatives (Note 8)	98,543	90,238
Insurance claims and policy benefit liabilities (Note 15)	11,401	10,000
Other liabilities (Note 18)	58,137	53,122
	447,827	408,083

Subordinated debentures (Note 19)	9,815	9,131
Total liabilities	1,345,310	1,254,779

Equity attributable to shareholders (Note 21)
Preferred shares	5,707	6,309
Common shares	17,587	17,617
Retained earnings	55,981	51,112
Other components of equity	4,248	4,823
	83,523	79,861
Non-controlling interests	102	94
Total equity	83,625	79,955
Total liabilities and equity	$1,428,935	$1,334,734

The accompanying notes are an integral part of these Consolidated Financial Statements.

David I. McKay	David F. Denison
President and Chief Executive Officer	Director

120            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Consolidated Statements of Income

	For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2019	October 31 2018

Interest and dividend income (Note 3)
Loans	$24,863	$21,249
Securities	6,827	5,670
Assets purchased under reverse repurchase agreements and securities borrowed	8,960	5,536
Deposits and other	683	566
	41,333	33,021

Interest expense (Note 3)
Deposits and other	12,988	9,842
Other liabilities	8,231	4,905
Subordinated debentures	365	322
	21,584	15,069
Net interest income	19,749	17,952

Non-interest income
Insurance premiums, investment and fee income (Note 15)	5,710	4,279
Trading revenue	995	1,150
Investment management and custodial fees	5,748	5,377
Mutual fund revenue	3,628	3,551
Securities brokerage commissions	1,305	1,372
Service charges	1,907	1,800
Underwriting and other advisory fees	1,815	2,053
Foreign exchange revenue, other than trading	986	1,098
Card service revenue	1,072	1,054
Credit fees	1,269	1,394
Net gains on investment securities	125	147
Share of profit in joint ventures and associates (Note 12)	76	21
Other	1,617	1,328
	26,253	24,624
Total revenue	46,002	42,576
Provision for credit losses (Notes 4 and 5)	1,864	1,307
Insurance policyholder benefits, claims and acquisition expense (Note 15)	4,085	2,676

Non-interest expense
Human resources (Notes 17 and 22)	14,600	13,776
Equipment	1,777	1,593
Occupancy	1,635	1,558
Communications	1,090	1,049
Professional fees	1,305	1,379
Amortization of other intangibles (Note 10)	1,197	1,077
Other	2,535	2,401
	24,139	22,833
Income before income taxes	15,914	15,760
Income taxes (Note 23)	3,043	3,329
Net income	$12,871	$12,431
Net income attributable to:
Shareholders	$12,860	$12,400
Non-controlling interests	11	31
	$12,871	$12,431
Basic earnings per share (in dollars) (Note 24)	$8.78	$8.39
Diluted earnings per share (in dollars) (Note 24)	8.75	8.36
Dividends per common share (in dollars)	4.07	3.77

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            121

Consolidated Statements of Comprehensive Income

	For the year ended
(Millions of Canadian dollars)	October 31 2019	October 31 2018
Net income	$12,871	$12,431

Other comprehensive income (loss), net of taxes (Note 23)
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	192	(70)
Provision for credit losses recognized in income	(14)	(9)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(133)	(94)
	45	(173)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	65	840
Net foreign currency translation gains (losses) from hedging activities	5	(237)
Reclassification of losses (gains) on foreign currency translation to income	2	–
Reclassification of losses (gains) on net investment hedging activities to income	1	–
	73	603
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(559)	150
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(135)	107
	(694)	257
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 17)	(942)	724
Net fair value change due to credit risk on financial liabilities designated as fair value through profit or loss	51	123
Net gains (losses) on equity securities designated at fair value through other comprehensive income	25	(2)
	(866)	845
Total other comprehensive income (loss), net of taxes	(1,442)	1,532
Total comprehensive income (loss)	$11,429	$13,963
Total comprehensive income attributable to:
Shareholders	$11,419	$13,931
Non-controlling interests	10	32
	$11,429	$13,963

The accompanying notes are an integral part of these Consolidated Financial Statements.

122            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Consolidated Statements of Changes in Equity

	For the year ended October 31, 2019
						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$6,306	$17,635	$3	$(18)	$51,112	$(12)	$4,147	$688	$4,823	$79,861	$94	$79,955
Transition adjustment (Note 2)	–	–	–	–	(94)	–	–	–	–	(94)	–	(94)
Adjusted balance at beginning of period	$6,306	$17,635	$3	$(18)	$51,018	$(12)	$4,147	$688	$4,823	$79,767	$94	$79,861
Changes in equity
Issues of share capital	350	136	–	–	–	–	–	–	–	486	–	486
Common shares purchased for cancellation	–	(126)	–	–	(904)	–	–	–	–	(1,030)	–	(1,030)
Redemption of preferred shares	(950)	–	–	–	–	–	–	–	–	(950)	–	(950)
Sales of treasury shares	–	–	182	5,340	–	–	–	–	–	5,522	–	5,522
Purchases of treasury shares	–	–	(184)	(5,380)	–	–	–	–	–	(5,564)	–	(5,564)
Share-based compensation awards	–	–	–	–	(23)	–	–	–	–	(23)	–	(23)
Dividends on common shares	–	–	–	–	(5,840)	–	–	–	–	(5,840)	–	(5,840)
Dividends on preferred shares and other	–	–	–	–	(269)	–	–	–	–	(269)	(2)	(271)
Other	–	–	–	–	5	–	–	–	–	5	–	5
Net income	–	–	–	–	12,860	–	–	–	–	12,860	11	12,871
Total other comprehensive income (loss), net of taxes	–	–	–	–	(866)	45	74	(694)	(575)	(1,441)	(1)	(1,442)
Balance at end of period	$5,706	$17,645	$1	$(58)	$55,981	$33	$4,221	$(6)	$4,248	$83,523	$102	$83,625

	For the year ended October 31, 2018
						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$6,413	$17,730	$–	$(27)	$44,801	$299	$3,545	$431	$4,275	$73,192	$599	$73,791
Changes in equity
Issues of share capital	–	92	–	–	–	–	–	–	–	92	–	92
Common shares purchased for cancellation	–	(187)	–	–	(1,335)	–	–	–	–	(1,522)	–	(1,522)
Redemption of preferred shares	(107)	–	–	–	2	–	–	–	–	(105)	–	(105)
Redemption of trust capital securities	–	–	–	–	–	–	–	–	–	–	(500)	(500)
Sales of treasury shares	–	–	259	5,479	–	–	–	–	–	5,738	–	5,738
Purchases of treasury shares	–	–	(256)	(5,470)	–	–	–	–	–	(5,726)	–	(5,726)
Share-based compensation awards	–	–	–	–	(10)	–	–	–	–	(10)	–	(10)
Dividends on common shares	–	–	–	–	(5,442)	–	–	–	–	(5,442)	–	(5,442)
Dividends on preferred shares and other	–	–	–	–	(285)	–	–	–	–	(285)	(37)	(322)
Other	–	–	–	–	136	(138)	–	–	(138)	(2)	–	(2)
Net income	–	–	–	–	12,400	–	–	–	–	12,400	31	12,431
Total other comprehensive income (loss), net of taxes	–	–	–	–	845	(173)	602	257	686	1,531	1	1,532
Balance at end of period	$6,306	$17,635	$3	$(18)	$51,112	$(12)	$4,147	$688	$4,823	$79,861	$94	$79,955

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            123

Consolidated Statements of Cash Flows

	For the year ended
(Millions of Canadian dollars)	October 31 2019	October 31 2018

Cash flows from operating activities
Net income	$12,871	$12,431
Adjustments for non-cash items and others
Provision for credit losses	1,864	1,307
Depreciation	627	569
Deferred income taxes	(519)	459
Amortization and impairment of other intangibles	1,307	1,083
Net changes in investments in joint ventures and associates	(74)	(1)
Losses (Gains) on investment securities	(213)	(149)
Losses (Gains) on disposition of businesses	(158)	(40)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	1,401	218
Net change in accrued interest receivable and payable	199	162
Current income taxes	(26)	(2,707)
Derivative assets	(7,521)	984
Derivative liabilities	8,305	(1,889)
Trading securities	(18,276)	2,297
Loans, net of securitizations	(42,672)	(41,477)
Assets purchased under reverse repurchase agreements and securities borrowed	(12,359)	(73,626)
Obligations related to assets sold under repurchase agreements and securities loaned	19,772	63,730
Obligations related to securities sold short	2,822	2,239
Deposits, net of securitizations	49,808	48,499
Brokers and dealers receivable and payable	(480)	147
Other	(2,413)	3,238
Net cash from (used in) operating activities	14,265	17,474
Cash flows from investing activities
Change in interest-bearing deposits with banks	(1,874)	(3,809)
Proceeds from sales and maturities of investment securities	65,377	57,108
Purchases of investment securities	(72,435)	(59,286)
Net acquisitions of premises and equipment and other intangibles	(2,261)	(1,980)
Proceeds from dispositions	173	14
Cash used in acquisitions	(106)	(65)
Net cash from (used in) investing activities	(11,126)	(8,018)
Cash flows from financing activities
Redemption of trust capital securities	–	(500)
Issuance of subordinated debentures	1,500	–
Repayment of subordinated debentures	(1,100)	–
Issue of common shares, net of issuance costs	105	72
Common shares purchased for cancellation	(1,030)	(1,522)
Issue of preferred shares, net of issuance costs	350	–
Redemption of preferred shares	(950)	(105)
Sales of treasury shares	5,522	5,738
Purchases of treasury shares	(5,564)	(5,726)
Dividends paid	(6,025)	(5,640)
Dividends/distributions paid to non-controlling interests	(2)	(37)
Change in short-term borrowings of subsidiaries	(263)	–
Net cash from (used in) financing activities	(7,457)	(7,720)
Effect of exchange rate changes on cash and due from banks	419	66
Net change in cash and due from banks	(3,899)	1,802
Cash and due from banks at beginning of period (1)	30,209	28,407
Cash and due from banks at end of period (1)	$26,310	$30,209
Cash flows from operating activities include:
Amount of interest paid	$19,984	$13,513
Amount of interest received	39,500	31,386
Amount of dividends received	2,209	1,706
Amount of income taxes paid	2,977	5,818

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.6 billion as at October 31, 2019 (October 31, 2018 – $2.4 billion; October 31, 2017 – $2.3 billion).

The accompanying notes are an integral part of these Consolidated Financial Statements.

124            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Note 1 General information

Royal Bank of Canada and its subsidiaries (the Bank) provide diversified financial services including Personal and Commercial Banking, Wealth Management, Insurance, Investor and Treasury Services and Capital Markets products and services on a global basis. Refer to Note 28 for further details on our business segments.

The parent bank, Royal Bank of Canada, is a Schedule I Bank under the Bank Act (Canada) incorporated and domiciled in Canada. Our corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada and our head office is located at 1 Place Ville-Marie, Montreal, Quebec, Canada. Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange with the ticker symbol RY.

These Consolidated Financial Statements are prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. These Consolidated Financial Statements also comply with Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with IFRS. Except where otherwise noted, the accounting policies outlined in Note 2 have been consistently applied to all periods presented.

On December 3, 2019, the Board of Directors authorized the Consolidated Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

The significant accounting policies used in the preparation of these Consolidated Financial Statements, including the accounting requirements prescribed by OSFI, are summarized below. These accounting policies conform, in all material respects, to IFRS. Except where otherwise noted, the same accounting policies have been applied to all periods presented.

General

Use of estimates and assumptions

In preparing our Consolidated Financial Statements, management is required to make subjective estimates and assumptions that affect the reported amount of assets, liabilities, net income and related disclosures. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key sources of estimation uncertainty include: determination of fair value of financial instruments, the allowance for credit losses, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, income taxes, carrying value of goodwill and other intangible assets, litigation provisions, and deferred revenue under the credit card customer loyalty reward program. Accordingly, actual results may differ from these and other estimates thereby impacting our future Consolidated Financial Statements. Refer to the relevant accounting policies in this Note for details on our use of estimates and assumptions.

Significant judgments

In preparation of these Consolidated Financial Statements, management is required to make significant judgments that affect the carrying amounts of certain assets and liabilities, and the reported amounts of revenues and expenses recorded during the period. Significant judgments have been made in the following areas and discussed as noted in the Consolidated Financial Statements:

Consolidation of structured entities	Note 2 Note 7	Application of the effective interest method	Note 2

Fair value of financial instruments	Note 2 Note 3	Derecognition of financial assets	Note 2 Note 6

Allowance for credit losses	Note 2 Note 4 Note 5	Income taxes	Note 2 Note 23

Employee benefits	Note 2 Note 17	Provisions	Note 2 Note 25 Note 26

Goodwill and other intangibles	Note 2 Note 10

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of the parent company, Royal Bank of Canada, and its subsidiaries including certain structured entities, after elimination of intercompany transactions, balances, revenues and expenses.

Consolidation

Subsidiaries are those entities, including structured entities, over which we have control. We control an entity when we are exposed, or have rights, to variable returns from our involvement with the entity and have the ability to affect those returns through our power over the investee. We have power over an entity when we have existing rights that give us the current ability to direct the activities that most significantly affect the entity’s returns (relevant activities). Power may be determined on the basis of voting rights or, in the case of structured entities, other contractual arrangements.

We are not deemed to control an entity when we exercise power over an entity in an agency capacity. In determining whether we are acting as an agent, we consider the overall relationship between us, the investee and other parties to the arrangement with respect to the following factors: (i) the scope of our decision-making power; (ii) the rights held by other parties; (iii) the remuneration to which we are entitled; and (iv) our exposure to variability of returns.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            125

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

The determination of control is based on the current facts and circumstances and is continuously assessed. In some circumstances, different factors and conditions may indicate that different parties control an entity depending on whether those factors and conditions are assessed in isolation or in totality. Significant judgment is applied in assessing the relevant factors and conditions in totality when determining whether we control an entity. Specifically, judgment is applied in assessing whether we have substantive decision-making rights over the relevant activities and whether we are exercising our power as a principal or an agent.

We consolidate all subsidiaries from the date we obtain control and cease consolidation when an entity is no longer controlled by us. Our consolidation conclusions affect the classification and amount of assets, liabilities, revenues and expenses reported in our Consolidated Financial Statements.

Non-controlling interests in subsidiaries that we consolidate are shown on our Consolidated Balance Sheets as a separate component of equity which is distinct from equity attributable to our shareholders. The net income attributable to non-controlling interests is separately disclosed in our Consolidated Statements of Income.

Investments in joint ventures and associates

Our investments in associated corporations and limited partnerships over which we have significant influence are accounted for using the equity method. The equity method is also applied to our interests in joint ventures over which we have joint control. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of the investee’s net profit or loss, including our proportionate share of the investee’s Other comprehensive income (OCI), subsequent to the date of acquisition.

Non-current assets held for sale and discontinued operations

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale, and it is highly probable to occur within one year. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell and if significant, are presented separately from other assets on our Consolidated Balance Sheets.

A disposal group is classified as a discontinued operation if it meets the following conditions: (i) it is a component that can be distinguished operationally and financially from the rest of our operations and (ii) it represents either a separate major line of business or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Disposal groups classified as discontinued operations are presented separately from our continuing operations in our Consolidated Statements of Income.

Changes in accounting policies

During the first quarter, we adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15). As permitted by the transition provisions of IFRS 15, we elected not to restate comparative period results; accordingly, all comparative information is presented in accordance with our previous accounting policies, as indicated below. As a result of the adoption of IFRS 15, we reduced our opening retained earnings by $94 million(1), on an after tax basis as at November 1, 2018 (the date of initial application), to align with the recognition of certain fees with the transfer of the performance obligations.

Financial Instruments

Classification of financial assets

Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at fair value through profit or loss (FVTPL), fair value through other comprehensive income (FVOCI) or amortized cost based on our business model for managing the financial instruments and the contractual cash flow characteristics of the instrument.

Debt instruments are measured at amortized cost if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect (HTC) as described below, and (b) the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Debt instruments are measured at FVOCI if both of the following conditions are met and the asset is not designated as FVTPL: (a) the asset is held within a business model that is Held-to-Collect-and-Sell (HTC&S) as described below, and (b) the contractual terms of the instrument give rise, on specified dates, to cash flows that are SPPI.

All other debt instruments are measured at FVTPL.

Equity instruments are measured at FVTPL, unless the asset is not held for trading purposes and we make an irrevocable election to designate the asset as FVOCI. This election is made on an instrument-by-instrument basis.

Business model assessment

We determine our business models at the level that best reflects how we manage portfolios of financial assets to achieve our business objectives. Judgment is used in determining our business models, which is supported by relevant, objective evidence including:

•

How the economic activities of our businesses generate benefits, for example through trading revenue, enhancing yields or hedging funding or other costs and how such economic activities are evaluated and reported to key management personnel;

•

The significant risks affecting the performance of our businesses, for example, market risk, credit risk, or other risks as described in the Risk Management section of Management’s Discussion and Analysis, and the activities undertaken to manage those risks;

•	Historical and future expectations of sales of the loans or securities portfolios managed as part of a business model; and

(1)	Revised from the amount previously presented.

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•	The compensation structures for managers of our businesses, to the extent that these are directly linked to the economic performance of the business model.

Our business models fall into three categories, which are indicative of the key strategies used to generate returns:

•

HTC: The objective of this business model is to hold loans and securities to collect contractual principal and interest cash flows. Sales are incidental to this objective and are expected to be insignificant or infrequent.

•	HTC&S: Both collecting contractual cash flows and sales are integral to achieving the objective of the business model.
•	Other fair value business models: These business models are neither HTC nor HTC&S, and primarily represent business models where assets are held-for-trading or managed on a fair value basis.

SPPI assessment

Instruments held within a HTC or HTC&S business model are assessed to evaluate if their contractual cash flows are comprised of solely payments of principal and interest. SPPI payments are those which would typically be expected from basic lending arrangements. Principal amounts include par repayments from lending and financing arrangements, and interest primarily relates to basic lending returns, including compensation for credit risk and the time value of money associated with the principal amount outstanding over a period of time. Interest can also include other basic lending risks and costs (for example, liquidity risk, servicing or administrative costs) associated with holding the financial asset for a period of time, and a profit margin.

Where the contractual terms introduce exposure to risk or variability of cash flows that are inconsistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Securities

Trading securities include all securities that are classified as FVTPL by nature and securities designated as FVTPL. Obligations to deliver trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are generally recorded as Trading revenue or Non-interest income – Other. Dividends and interest income accruing on Trading securities are recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.

Investment securities include all securities classified as FVOCI and amortized cost. All investment securities are initially recorded at fair value and subsequently measured according to the respective classification.

Investment securities carried at amortized cost are measured using the effective interest method, and are presented net of any allowance for credit losses, calculated in accordance with our policy for Allowance for credit losses, as described below. Interest income, including the amortization of premiums and discounts on securities measured at amortized cost are recorded in interest income. Impairment gains or losses recognized on amortized cost securities are recorded in Provision for credit losses (PCL). When a debt instrument measured at amortized cost is sold, the difference between the sale proceeds and the amortized cost of the security at the time of the sale is recorded as Net gains on Investment securities in Non-interest income.

Debt securities carried at FVOCI are measured at fair value with unrealized gains and losses arising from changes in fair value included in Other components of equity. Impairment gains and losses are included in PCL and correspondingly reduce the accumulated changes in fair value included in Other components of equity. When a debt instrument measured at FVOCI is sold, the cumulative gain or loss is reclassified from Other components of equity to Net gains on Investment securities in Non-interest income.

Equity securities carried at FVOCI are measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in Other components of equity and not subsequently reclassified to profit or loss when realized. Dividends from FVOCI equity securities are recognized in Interest income.

We account for all of our securities using settlement date accounting and changes in fair value between the trade date and settlement date are reflected in income for securities measured at FVTPL, and changes in the fair value of securities measured at FVOCI between the trade and settlement dates are recorded in OCI except for changes in foreign exchange rates on debt securities, which are recorded in Non-interest income – Other.

Fair value option

A financial instrument with a reliably measurable fair value can be designated as FVTPL (the fair value option) on its initial recognition even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing. The fair value option can be used for financial assets if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing related gains and losses on a different basis (an accounting mismatch). The fair value option can be elected for financial liabilities if: (i) the election eliminates an accounting mismatch; (ii) the financial liability is part of a portfolio that is managed on a fair value basis, in accordance with a documented risk management or investment strategy; or (iii) there is an embedded derivative in the financial or non-financial host contract and the derivative is not closely related to the host contract. These instruments cannot be reclassified out of the FVTPL category while they are held or issued.

Financial assets designated as FVTPL are recorded at fair value and any unrealized gain or loss arising due to changes in fair value is included in Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial asset.

Financial liabilities designated as FVTPL are recorded at fair value and fair value changes attributable to changes in our own credit risk are recorded in OCI. Own credit risk amounts recognized in OCI will not be reclassified subsequently to net income. The remaining fair value changes not attributable to changes in our own credit risk are recorded in Trading revenue or Non-interest income – Other, depending on our business purpose for holding the financial liability. Upon initial recognition, if we determine that presenting the effects of own credit risk changes in OCI would create or enlarge an accounting mismatch in net income, the full fair value change in our debt designated as FVTPL is recognized in net income. To make that determination, we assess whether we expect that the effects of changes in the liability’s credit risk will be offset in profit or loss by a change in the fair value of another financial instrument measured at FVTPL. Such an expectation is based on an economic relationship between the characteristics of the liability and the characteristics of the other financial instrument. The determination is made at initial recognition and is not reassessed. To determine the fair value adjustments on our debt instruments designated as FVTPL, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using our effective funding rate at the beginning and end of the period.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            127

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Determination of fair value

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We determine fair value by incorporating all factors that market participants would consider in setting a price, including commonly accepted valuation approaches.

The Board of Directors provides oversight on valuation of financial instruments, primarily through the Audit Committee and Risk Committee. The Audit Committee reviews the presentation and disclosure of financial instruments that are measured at fair value, while the Risk Committee assesses the adequacy of governance structures and control processes for the valuation of these instruments.

We have established policies, procedures and controls for valuation methodologies and techniques to ensure that fair value is reasonably estimated. Major valuation processes and controls include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios. All fair value instruments are subject to IPV, a process whereby trading function valuations are verified against external market prices and other relevant market data. Market data sources include traded prices, brokers and price vendors. We give priority to those third-party pricing services and prices having the highest and most consistent accuracy. The level of accuracy is determined over time by comparing third-party price values to traders’ or system values, to other pricing service values and, when available, to actual trade data. Quoted prices for identical instruments from pricing services or brokers are generally not adjusted unless there are issues such as stale prices. If multiple quotes for identical instruments are received, fair value is based on an average of the prices received or the quote from the most reliable vendor, after the outlier prices that fall outside of the pricing range are removed. Other valuation techniques are used when a price or quote is not available. Some valuation processes use models to determine fair value. We have a systematic and consistent approach to control the use of models. Valuation models are approved for use within our model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures and approval authorities. Model validation ensures that a model is suitable for its intended use and sets parameters for its use. All models are revalidated regularly by qualified personnel who are independent of the model design and development. Annually our model risk profile is reported to the Board of Directors.

IFRS 13 Fair Value Measurement permits an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine the fair value of certain portfolios of financial instruments, primarily derivatives, based on a net exposure to market or credit risk.

We record valuation adjustments to appropriately reflect counterparty credit quality of our derivative portfolio, differences between the actual counterparty collateral discount curve and standard overnight index swap (OIS) discounting for collateralized derivatives, funding valuation adjustments (FVA) for uncollateralized and under-collateralized over-the-counter (OTC) derivatives, unrealized gains or losses at inception of the transaction, bid-offer spreads, unobservable parameters and model limitations. These adjustments may be subjective as they require significant judgment in the input selection, such as implied probability of default (PD) and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The realized price for a transaction may be different from its recorded value, previously estimated using management judgment. Valuation adjustments may therefore impact unrealized gains and losses recognized in Non-interest income – Trading revenue or Other.

Valuation adjustments are recorded for the credit risk of our derivative portfolios in order to arrive at their fair values. Credit valuation adjustments (CVA) take into account our counterparties’ creditworthiness, the current and potential future mark-to-market of transactions and the effects of credit mitigants such as master netting and collateral agreements. CVA amounts are derived from estimates of exposure at default (EAD), PD, recovery rates on a counterparty basis and market and credit factor correlations. EAD is the value of expected derivative related assets and liabilities at the time of default, estimated through modelling using underlying risk factors. PD is implied from the market prices for credit protection and the credit ratings of the counterparty. When market data is unavailable, it is estimated by incorporating assumptions and adjustments that market participants would use for determining fair value using these inputs. Correlation is the statistical measure of how credit and market factors may move in relation to one another. Correlation is estimated using historical data. CVA is calculated daily and changes are recorded in Non-interest income – Trading revenue.

FVA are also calculated to incorporate the cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Where required, a valuation adjustment is made to reflect the unrealized gain or loss at inception of a financial instrument contract where the fair value of that financial instrument is not obtained from a quoted market price or cannot be evidenced by other observable market transactions based on a valuation technique incorporating observable market data.

A bid-offer valuation adjustment is required when a financial instrument is valued at the mid-market price, instead of the bid or offer price for asset or liability positions, respectively. The valuation adjustment takes into account the spread from the mid-market price to either the bid or offer price.

Some valuation models require parameter calibration from such factors as market observable option prices. The calibration of parameters may be sensitive to factors such as the choice of instruments or optimization methodology. A valuation adjustment is also estimated to mitigate the uncertainties of parameter calibration and model limitations.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Determination of fair value based on this hierarchy requires the use of observable market data whenever available. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement

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date. The availability of inputs for valuation may affect the selection of valuation techniques. The classification of a financial instrument in the hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value.

Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required in the determination of the model used, the selection of model inputs, and in some cases the application of valuation adjustments to the model value or quoted price for inactively traded financial instruments, as the selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

Loans

Loans are debt instruments recognized initially at fair value and are subsequently measured in accordance with the Classification of financial assets policy provided above. The majority of our loans are carried at amortized cost using the effective interest method, which represents the gross carrying amount less allowance for credit losses.

Interest on loans is recognized in Interest income using the effective interest method. The estimated future cash flows used in this calculation include those determined by the contractual term of the asset and all fees that are considered to be integral to the effective interest rate. Also included in this amount are transaction costs and all other premiums or discounts. Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is a reasonable expectation that a loan will be originated, commitment and standby fees are also recognized as interest income over the expected term of the resulting loans using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized into Non-interest income over the commitment or standby period. Future prepayment fees on mortgage loans are not included as part of the effective interest rate at origination. If prepayment fees are received on a renewal of a mortgage loan before maturity, the fee is included as part of the effective interest rate, and if not renewed, the prepayment fee is recognized in interest income at the prepayment date.

For loans carried at amortized cost or FVOCI, impairment losses are recognized at each balance sheet date in accordance with the three-stage impairment model outlined below.

Allowance for credit losses

An allowance for credit losses (ACL) is established for all financial assets, except for financial assets classified or designated as FVTPL and equity securities designated as FVOCI, which are not subject to impairment assessment. Assets subject to impairment assessment include loans, debt securities, interest-bearing deposits with banks, customers’ liability under acceptances, accounts and accrued interest receivable, and finance and operating lease receivables. ACL on loans measured at amortized cost is presented in Allowance for loan losses. ACL on debt securities measured at FVOCI is presented in Other components of equity. Other financial assets carried at amortized cost are presented net of ACL on our Consolidated Balance Sheets.

Off-balance sheet items subject to impairment assessment include financial guarantees and undrawn loan commitments. ACL on off-balance sheet items is separately calculated and included in Other Liabilities – Provisions.

We measure the ACL on each balance sheet date according to a three-stage expected credit loss impairment model:

•	Performing financial assets
•

Stage 1 – From initial recognition of a financial asset to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition, a loss allowance is recognized equal to the credit losses expected to result from defaults occurring over the 12 months following the reporting date.

•

Stage 2 – Following a significant increase in credit risk relative to the initial recognition of the financial asset, a loss allowance is recognized equal to the credit losses expected over the remaining lifetime of the asset.

•	Impaired financial assets
•

Stage 3 – When a financial asset is considered to be credit-impaired, a loss allowance is recognized equal to credit losses expected over the remaining lifetime of the asset. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance, rather than on its gross carrying amount.

The ACL is a discounted probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time horizon. For loan commitments, credit loss estimates consider the portion of the commitment that is expected to be drawn over the relevant time period. For financial guarantees, credit loss estimates are based on the expected payments required under the guarantee contract. For finance lease receivables, credit loss estimates are based on cash flows consistent with the cash flows used in measuring the lease receivable.

Increases or decreases in the required ACL attributable to purchases and new originations, derecognitions or maturities, and changes in risk, parameters and exposures due to changes in loss expectations or stage transfers are recorded in PCL. Write-offs and recoveries of amounts previously written off are recorded against ACL.

The ACL represents an unbiased estimate of expected credit losses on our financial assets as at the balance sheet date. Judgment is required in making assumptions and estimations when calculating the ACL, including movements between the three stages and the application of forward looking information. The underlying assumptions and estimates may result in changes to the provisions from period to period that significantly affect our results of operations.

Measurement of expected credit losses

Expected credit losses are based on a range of possible outcomes and consider all available reasonable and supportable information including internal and external ratings, historical credit loss experience, and expectations about future cash flows. The measurement of expected credit losses is based primarily on the product of the instrument’s PD, loss given default (LGD), and EAD discounted to the reporting date. The main difference between Stage 1 and Stage 2 expected credit losses for performing financial assets is the respective calculation horizon. Stage 1 estimates project PD, LGD and EAD over a maximum period of 12 months while Stage 2 estimates project PD, LGD and EAD over the remaining lifetime of the instrument.

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Note 2 Summary of significant accounting policies, estimates and judgments (continued)

An expected credit loss estimate is produced for each individual exposure. Relevant parameters are modeled on a collective basis using portfolio segmentation that allows for appropriate incorporation of forward looking information. To reflect other characteristics that are not already considered through modelling, expert credit judgment is exercised in determining the final expected credit losses.

For a small percentage of our portfolios which lack detailed historical information and/or loss experience, we apply simplified measurement approaches that may differ from what is described above. These approaches have been designed to maximize the available information that is reliable and supportable for each portfolio and may be collective in nature.

Expected credit losses are discounted to the reporting period date using the effective interest rate.

Expected life

For instruments in Stage 2 or Stage 3, loss allowances reflect expected credit losses over the expected remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life.

An exemption is provided for certain instruments with the following characteristics: (a) the instrument includes both a loan and undrawn commitment component; (b) we have the contractual ability to demand repayment and cancel the undrawn commitment; and (c) our exposure to credit losses is not limited to the contractual notice period. For products in scope of this exemption, the expected life may exceed the remaining contractual life and is the period over which our exposure to credit losses is not mitigated by our normal credit risk management actions. This period varies by product and risk category and is estimated based on our historical experience with similar exposures and consideration of credit risk management actions taken as part of our regular credit review cycle. Products in scope of this exemption include credit cards, overdraft balances and certain revolving lines of credit. Judgment is required in determining the instruments in scope for this exemption and estimating the appropriate remaining life based on our historical experience and credit risk mitigation practices.

Assessment of significant increase in credit risk

The assessment of significant increase in credit risk requires significant judgment. Movements between Stage 1 and Stage 2 are based on whether an instrument’s credit risk as at the reporting date has increased significantly relative to the date it was initially recognized. For the purposes of this assessment, credit risk is based on an instrument’s lifetime PD, not the losses we expect to incur. The assessment is generally performed at the instrument level.

Our assessment of significant increases in credit risk is performed at least quarterly based on three factors. If any of the following factors indicates that a significant increase in credit risk has occurred, the instrument is moved from Stage 1 to Stage 2:

(1)	We have established thresholds for significant increases in credit risk based on both a percentage and absolute change in lifetime PD relative to initial recognition. For our wholesale portfolio, a decrease in the borrower’s risk rating is also required to determine that credit risk has increased significantly.
(2)	Additional qualitative reviews are performed to assess the staging results and make adjustments, as necessary, to better reflect the positions whose credit risk has increased significantly.
(3)	Instruments which are 30 days past due are generally considered to have experienced a significant increase in credit risk, even if our other metrics do not indicate that a significant increase in credit risk has occurred.

The thresholds for movement between Stage 1 and Stage 2 are symmetrical. After a financial asset has transferred to Stage 2, if its credit risk is no longer considered to have significantly increased relative to its initial recognition, the financial asset will move back to Stage 1.

For certain instruments with low credit risk as at the reporting date, it is presumed that credit risk has not increased significantly relative to initial recognition. Credit risk is considered to be low if the instrument has a low risk of default, and the borrower has the ability to fulfill their contractual obligations both in the near term and in the longer term, including periods of adverse changes in the economic or business environment. Certain interest-bearing deposits with banks, assets purchased under reverse repurchase agreements, insurance policy loans, and liquidity facilities extended to our multi-seller conduits have been identified as having low credit risk.

Use of forward-looking information

The measurement of expected credit losses for each stage and the assessment of significant increase in credit risk considers information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment.

The PD, LGD and EAD inputs used to estimate Stage 1 and Stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five year period, subsequently reverting to long-run averages. Macroeconomic variables used in our expected credit loss models include, but are not limited to, unemployment rates, gross domestic product growth rates, equity return indices, commodity prices, and Canadian housing prices. Depending on their usage in the models, macroeconomic variables may be projected at a country, province/state or more granular level.

Our estimation of expected credit losses in Stage 1 and Stage 2 is a discounted probability-weighted estimate that considers a minimum of three future macroeconomic scenarios. Our base case scenario is based on macroeconomic forecasts published by our internal economics group. Upside and downside scenarios vary relative to our base case scenario based on reasonably possible alternative macroeconomic conditions. Additional and more severe downside scenarios are designed to capture a broader range of potential credit losses in certain sectors. Scenario design, including the identification of additional downside scenarios, occurs at least on an annual basis and more frequently if conditions warrant.

Scenarios are designed to capture a wide range of possible outcomes and weighted according to our best estimate of the relative likelihood of the range of outcomes that each scenario represents. Scenario weights take into account historical frequency, current trends, and forward-looking conditions and are updated on a quarterly basis. All scenarios considered are applied to all portfolios subject to expected credit losses with the same probabilities.

Our assessment of significant increases in credit risk is based on changes in probability-weighted forward-looking lifetime PDs as at the reporting date, using the same macroeconomic scenarios as the calculation of expected credit losses.

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Definition of default

The definition of default used in the measurement of expected credit losses is consistent with the definition of default used for our internal credit risk management purposes. Our definition of default may differ across products and consider both quantitative and qualitative factors, such as the terms of financial covenants and days past due. For retail and wholesale borrowers, except as detailed below, default occurs when the borrower is more than 90 days past due on any material obligation to us, and/or we consider the borrower unlikely to make their payments in full without recourse action on our part, such as taking formal possession of any collateral held. For certain credit card balances, default occurs when payments are 180 days past due. For these balances, the use of a period in excess of 90 days past due is reasonable and supported by observable data on write-off and recovery rates experienced on historical credit card portfolios. The definition of default used is applied consistently from period to period and to all financial instruments unless it can be demonstrated that circumstances have changed such that another definition of default is more appropriate.

Credit-impaired financial assets (Stage 3)

Financial assets are assessed for credit-impairment at each balance sheet date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. An asset that is in Stage 3 will move back to Stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired. The asset will transfer back to Stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly from initial recognition, which could occur during the same reporting period as the transfer from Stage 3 to Stage 2.

When a financial asset has been identified as credit-impaired, expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the instrument’s original effective interest rate. For impaired financial assets with drawn and undrawn components, expected credit losses also reflect any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument.

When a financial asset is credit-impaired, interest ceases to be recognized on the regular accrual basis, which accrues income based on the gross carrying amount of the asset. Rather, interest income is calculated by applying the original effective interest rate to the amortized cost of the asset, which is the gross carrying amount less the related ACL. Following impairment, interest income is recognized on the unwinding of the discount from the initial recognition of impairment.

ACL for credit-impaired loans in Stage 3 are established at the borrower level, where losses related to impaired loans are identified on individually significant loans, or collectively assessed and determined through the use of portfolio-based rates, without reference to particular loans.

Individually assessed loans (Stage 3)

When individually significant loans are identified as impaired, we reduce the carrying value of the loans to their estimated realizable value by recording an individually assessed ACL to cover identified credit losses. The individually assessed ACL reflects the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and the impact of time delays in collecting principal and/or interest (time value of money). The estimated realizable value for each individually significant loan is the present value of expected future cash flows discounted using the original effective interest rate for each loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the estimated realizable amount may be determined using observable market prices for comparable loans, the fair value of collateral underlying the loans, and other reasonable and supported methods based on management judgment.

Individually-assessed allowances are established in consideration of a range of possible outcomes, which may include macroeconomic or non-macroeconomic scenarios, to the extent relevant to the circumstances of the specific borrower being assessed. Assumptions used in estimating expected future cash flows reflect current and expected future economic conditions and are generally consistent with those used in Stage 1 and Stage 2 measurement.

Significant judgment is required in assessing evidence of credit-impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Collectively assessed loans (Stage 3)

Loans that are collectively assessed are grouped on the basis of similar risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors.

The collectively-assessed ACL reflects: (i) the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and (ii) the impact of time delays in collecting principal and/or interest (time value of money).

The expected principal and interest collection is estimated on a portfolio basis and references historical loss experience of comparable portfolios with similar credit risk characteristics, adjusted for the current environment and expected future conditions. A portfolio specific coverage ratio is applied against the impaired loan balance in determining the collectively-assessed ACL. The time value of money component is calculated by using the discount factors applied to groups of loans sharing common characteristics. The discount factors represent the expected recovery pattern of the comparable group of loans, and reflect the historical experience of these groups adjusted for current and expected future economic conditions and/or industry factors. Significant judgment is required in assessing evidence of impairment and estimation of the amount and timing of future cash flows when determining expected credit losses. Changes in the amount expected to be recovered would have a direct impact on PCL and may result in a change in the ACL.

Write-off of loans

Loans and the related ACL are written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, they are generally written off after receipt of any proceeds from the realization of collateral. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write off may be earlier. For credit cards, the balances and related allowance for credit losses are generally written off when payment is 180 days past due. Personal loans are generally written off at 150 days past due.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            131

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Modifications

The original terms of a financial asset may be renegotiated or otherwise modified, resulting in changes to the contractual terms of the financial asset that affect the contractual cash flows. The treatment of such modifications is primarily based on the process undertaken to execute the renegotiation and the nature and extent of the expected changes. Modifications which are performed for credit reasons, primarily related to troubled debt restructurings, are generally treated as modifications of the original financial asset. Modifications which are performed for other than credit reasons are generally considered to be an expiry of the original cash flows; accordingly, such renegotiations are treated as a derecognition of the original financial asset and recognition of a new financial asset.

If a modification of terms does not result in derecognition of the financial asset, the carrying amount of the financial asset is recalculated as the present value of the renegotiated or modified contractual cash flows, discounted at the original effective interest rate and a gain or loss is recognized. The financial asset continues to be subject to the same assessments for significant increase in credit risk relative to initial recognition and credit-impairment, as described above. A modified financial asset will transfer out of Stage 3 if the conditions that led to it being identified as credit-impaired are no longer present and relate objectively to an event occurring after the original credit-impairment was recognized. A modified financial asset will transfer out of Stage 2 when it no longer satisfies the relative thresholds set to identify significant increases in credit risk, which are based on changes in its lifetime PD, days past due and other qualitative considerations. The financial asset continues to be monitored for significant increases in credit risk and credit-impairment.

If a modification of terms results in derecognition of the original financial asset and recognition of the new financial asset, the new financial asset will generally be recorded in Stage 1, unless it is determined to be credit-impaired at the time of the renegotiation. For the purposes of assessing for significant increases in credit risk, the date of initial recognition for the new financial asset is the date of the modification.

Derivatives

When derivatives are embedded in other financial instruments or host contracts, such combinations are known as hybrid instruments. Some of the cash flows of a hybrid instrument vary in a way similar to a stand-alone derivative. If the host contract is a financial asset within the scope of IFRS 9, the classification and measurement criteria are applied to the entire hybrid instrument as described in the Classification of financial assets section of Note 2. If the host contract is a financial liability or an asset that is not within the scope of IFRS 9, embedded derivatives are separately recognized if the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract, unless an election has been made to elect the fair value option, as described above. The host contract is accounted for in accordance with the relevant standards.

Derivatives are primarily used in trading activities. Derivatives are also used to manage our exposure to interest, currency, credit and other market risks. The most frequently used derivative products are interest rate and foreign exchange swaps, options, futures and forward rate agreements, equity swaps and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value.

When derivatives are used in trading activities, the realized and unrealized gains and losses on these derivatives are recognized in Trading revenue in Non-interest income. Derivatives with positive fair values are reported as Derivative assets and derivatives with negative fair values are reported as Derivative liabilities. In accordance with our policy for offsetting financial assets and financial liabilities, the net fair value of certain derivative assets and liabilities are reported as an asset or liability, as appropriate. Valuation adjustments are included in the fair value of Derivative assets and Derivative liabilities. Premiums paid and premiums received are shown in Derivative assets and Derivative liabilities, respectively.

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed in the Hedge accounting section below.

Derecognition of financial assets

Financial assets are derecognized from our Consolidated Balance Sheets when our contractual rights to the cash flows from the assets have expired, when we retain the rights to receive the cash flows of the assets but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements or when we transfer our contractual rights to receive the cash flows and substantially all of the risk and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

Management’s judgment is applied in determining whether the contractual rights to the cash flows from the transferred assets have expired or whether we retain the rights to receive cash flows on the assets but assume an obligation to pay for those cash flows. We derecognize transferred financial assets if we transfer substantially all the risks and rewards of the ownership in the assets. When assessing whether we have transferred substantially all of the risk and rewards of the transferred assets, management considers the Bank’s exposure before and after the transfer with the variability in the amount and timing of the net cash flows of the transferred assets. In transfers in which we retain the servicing rights, management has applied judgment in assessing the benefits of servicing against market expectations. When the benefits of servicing are greater than fair value, a servicing asset is recognized in Other assets in our Consolidated Balance Sheets. When the benefits of servicing are less than fair value, a servicing liability is recognized in Other liabilities in our Consolidated Balance Sheets.

Derecognition of financial liabilities

We derecognize a financial liability from our Consolidated Balance Sheets when our obligation specified in the contract expires, or is discharged or cancelled. We recognize the difference between the carrying amount of a financial liability transferred and the consideration paid in our Consolidated Statements of Income.

Interest

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income for all interest-bearing financial instruments. The effective interest rate is the rate that discounts estimated future cash flows over the expected life of

132            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

the financial asset or liability to the net carrying amount upon initial recognition. Significant judgment is applied in determining the effective interest rate due to uncertainty in the timing and amounts of future cash flows.

Dividend income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

Transaction costs

Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. For other financial instruments, transaction costs are capitalized on initial recognition. For financial assets and financial liabilities measured at amortized cost, capitalized transaction costs are amortized through net income over the estimated life of the instrument using the effective interest method. For financial assets measured at FVOCI that do not have fixed or determinable payments and no fixed maturity, capitalized transaction costs are recognized in net income when the asset is derecognized or becomes impaired.

Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset on the balance sheet when there exists both a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. We monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We have the right to liquidate the collateral held in the event of counterparty default. Reverse repurchase agreements are treated as collateralized lending transactions. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, our Consolidated Balance Sheets, respectively, unless the risks and rewards of ownership are obtained or relinquished.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold, except when they are classified or designated as FVTPL and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income, and interest incurred on repurchase agreements is included in Interest expense in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements designated as FVTPL are included in Trading revenue or Other in Non-interest income.

Hedge accounting

We have elected to continue to apply the hedge accounting principles under IAS 39 instead of those under IFRS 9.

We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest rate, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging instrument used and how effectiveness will be assessed. We assess, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments are ‘highly effective’ in offsetting changes in the fair value or cash flows of the hedged items. A hedge is regarded as highly effective only if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and (ii) actual results of the hedge are within a pre-determined range. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. Hedge accounting is discontinued when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument or hedged item is terminated or sold, or the forecast transaction is no longer deemed highly probable. Refer to Note 8 for the fair value of derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Fair value hedges

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income. Changes in fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Net income over the expected remaining life of the hedged items.

We predominantly use interest rate swaps to hedge our exposure to changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI and reclassified to profit or loss as the associated hedged forecast transaction occurs, while the ineffective portion is recognized in Non-interest income. When hedge accounting is discontinued, the cumulative amounts previously recognized in Other components of equity are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Unrealized gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early, or when the forecast transaction is no longer expected to occur.

We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable-rate asset or liability.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            133

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Net investment hedges

In hedging our foreign currency exposure to a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income. The amounts, or a portion thereof, previously recognized in Other components of equity are recognized in Net income on the disposal, or partial disposal, of the foreign operation.

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in foreign operations having a functional currency other than the Canadian dollar.

Guarantees

Financial guarantee contracts are contracts that contingently require us to make specified payments (in cash, other assets, our own shares or provision of services) to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Liabilities are recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. Financial guarantees are subsequently remeasured at the higher of (i) the amount initially recognized less accumulated amortization and (ii) our best estimate of the present value of the expenditure required to settle the present obligation at the end of the reporting period.

If the financial guarantee contract meets the definition of a derivative, it is measured at fair value at each balance sheet date and reported under Derivatives on our Consolidated Balance Sheets.

Insurance and segregated funds

Premiums from long-duration contracts, primarily life insurance, are recognized when due in Non-interest income – Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are classified as FVOCI instruments and amortized cost instruments, except for investments supporting the policy benefit liabilities on life and health insurance contracts and a portion of property and casualty contracts. These are designated as FVTPL with changes in fair value reported in Insurance premiums, investment and fee income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates change.

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Reinsurance recoverables, which relate to paid benefits and unpaid claims, are included in Other assets.

Acquisition costs for new insurance contracts consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new contracts. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue an insurance contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying segregated fund assets are registered in our name but the segregated fund policyholders bear the risks and rewards of the funds’ investment performance. Liabilities for these contracts are calculated based on contractual obligations using actuarial assumptions and are at least equivalent to the surrender or transfer value calculated by reference to the value of the relevant underlying funds or indices. Segregated funds’ assets and liabilities are separately presented on our Consolidated Balance Sheets. As the segregated fund policyholders bear the risks and rewards of the funds’ performance, investment income earned by the segregated funds and expenses incurred by the segregated funds are offset and are not separately presented in our Consolidated Statements of Income. Fee income we earn from segregated funds includes management fees, mortality, policy administration and surrender charges, and these fees are recorded in Non-interest income – Insurance premiums, investment and fee income. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities.

Liability adequacy tests are performed for all insurance contract portfolios at each balance sheet date to ensure the adequacy of insurance contract liabilities. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. When the test results indicate that there is a deficiency in liabilities, the deficiency is charged immediately to our Consolidated Statements of Income by writing down the deferred acquisition costs in Other assets and/or increasing Insurance claims and policy benefit liabilities.

Employee benefits – Pensions and other post-employment benefits

Our defined benefit pension expense, which is included in Non-interest expense – Human resources, consists of the cost of employee pension benefits for the current year’s service, net interest on the net defined benefit liability (asset), past service cost and gains or losses on settlement. Remeasurements of the net defined benefit obligation, which comprise actuarial gains and losses and return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in OCI in the period in which they occur. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in

134            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

actuarial assumptions. Amounts recognized in OCI will not be reclassified subsequently to net income. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment and is charged immediately to income.

For each defined benefit pension plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported in Other liabilities – Employee benefit liabilities on our Consolidated Balance Sheets. For plans where there is a net defined benefit asset, the amount is reported as an asset in Other assets – Employee benefit assets on our Consolidated Balance sheets.

The calculation of defined benefit expenses and obligations requires significant judgment as the recognition is dependent on discount rates and various actuarial assumptions such as healthcare cost trend rates, projected salary increases, retirement age and mortality and termination rates. Due to the long-term nature of these plans, such estimates and assumptions are subject to inherent risks and uncertainties. For our pension and other post-employment benefit plans, the discount rate is determined by reference to market yields on high quality corporate bonds. Since the discount rate is based on currently available yields, and involves management’s assessment of market liquidity, it is only a proxy for future yields. Actuarial assumptions, set in accordance with current practices in the respective countries of our plans, may differ from actual experience as country specific statistics are only estimates of future employee behaviour. These assumptions are determined by management and are reviewed by actuaries at least annually. Changes to any of the above assumptions may affect the amounts of benefits obligations, expenses and remeasurements that we recognize.

Our contributions to defined contribution pension plans are expensed when employees have rendered services in exchange for such contributions. Defined contribution pension expense is included in Non-interest expense – Human resources.

Share-based compensation

We offer share-based compensation plans to certain key employees and to our non-employee directors.

To account for stock options granted to employees, compensation expense is recognized over the applicable vesting period with a corresponding increase in equity. Fair value is determined by using option valuation models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. When the options are exercised, the exercise price proceeds together with the amount initially recorded in equity are credited to common shares. Our other share-based compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The obligations for the Plans are accrued over their vesting periods. The Plans are settled in cash.

For cash-settled awards, our accrued obligations are adjusted to their fair value at each balance sheet date. For share-settled awards, our expected obligations recognized in equity are based on the fair value of our common shares at the date of grant. Changes in our obligations, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities for cash-settled awards and in Retained earnings for share-settled awards. Compensation expense is recognized in the year the awards are earned by plan participants based on the vesting schedule of the relevant plans, net of estimated forfeitures.

The compensation cost attributable to options and awards granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Income taxes

Income tax comprises current tax and deferred tax and is recognized in our Consolidated Statements of Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise, calculated using tax rates enacted or substantively enacted by the balance sheet date. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting and tax purposes. A deferred income tax asset or liability is determined for each temporary difference, except for earnings related to our subsidiaries, branches, associates and interests in joint ventures where the temporary differences will not reverse in the foreseeable future and we have the ability to control the timing of reversal. Deferred tax assets and liabilities are determined based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Current tax assets and liabilities are offset when they are levied by the same taxation authority on either the same taxable entity or different taxable entities within the same tax reporting group (which intends to settle on a net basis), and when there is a legal right to offset. Deferred tax assets and liabilities are offset when the same conditions are satisfied. Our Consolidated Statements of Income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, this causes the income tax provision to be different from what it would be if based on statutory rates.

Deferred income taxes accumulated as a result of temporary differences and tax loss carryforwards are included in Other assets and Other liabilities. On a quarterly basis, we review our deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized; this review involves evaluating both positive and negative evidence.

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authorities. Significant judgment is required in the interpretation of the relevant tax laws, and the determination of our tax provision, which includes our best estimate of tax positions that are under audit or appeal by relevant taxation authorities. We perform a review on a quarterly basis to incorporate our best assessment based on information available, but additional liability and income tax expense could result based on decisions made by the relevant tax authorities.

The determination of our deferred tax asset or liability also requires significant management judgment as the recognition is dependent on our projection of future taxable profits and tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in our projection will result in changes in deferred tax assets or liabilities on our Consolidated Balance Sheets, and also deferred tax expense on our Consolidated Statements of Income.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            135

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the acquisition method. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Identifiable intangible assets are recognized separately from goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired on the date of acquisition.

Goodwill

Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed annually as at August 1, or more frequently if there are objective indicators of impairment, by comparing the recoverable amount of a cash-generating unit (CGU) with its carrying amount. The recoverable amount of a CGU is the higher of its value in use and its fair value less costs of disposal. Value in use is the present value of the expected future cash flows from a CGU. Fair value less costs of disposal is the amount obtainable from the sale of a CGU in an orderly transaction between market participants, less disposal costs. The fair value of a CGU is estimated using valuation techniques such as a discounted cash flow method, adjusted to reflect the considerations of a prospective third-party buyer. External evidence such as binding sale agreements or recent transactions for similar businesses within the same industry is considered to the extent that it is available.

Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs, in particular future cash flows, discount rates and terminal growth rates, due to the uncertainty in the timing and amount of cash flows and the forward-looking nature of these inputs. Future cash flows are based on financial plans agreed by management which are estimated based on forecast results, business initiatives, planned capital investments and returns to shareholders. Discount rates are based on the bank-wide cost of capital, adjusted for CGU-specific risks and currency exposure as reflected by differences in expected inflation. Bank-wide cost of capital is based on the Capital Asset Pricing Model. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation). Terminal growth rates reflect the expected long-term gross domestic product growth and inflation for the countries within which the CGU operates. Changes in these assumptions may impact the amount of impairment loss recognized in Non-interest expense.

The carrying amount of a CGU includes the carrying amount of assets, liabilities and goodwill allocated to the CGU. If the recoverable amount is less than the carrying value, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other non-financial assets of the CGU proportionately based on the carrying amount of each asset. Any impairment loss is charged to income in the period in which the impairment is identified. Goodwill is stated at cost less accumulated impairment losses. Subsequent reversals of goodwill impairment are prohibited.

Upon disposal of a portion of a CGU, the carrying amount of goodwill related to the portion of the CGU sold is included in the determination of gains or losses on disposal. The carrying amount is determined based on the relative fair value of the disposed portion to the total CGU.

Other intangibles

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. Intangible assets acquired through a business combination are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. Research and development costs that are not eligible for capitalization are expensed. After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses, if any. Intangible assets with a finite-life are amortized on a straight-line basis over their estimated useful lives as follows: computer software – 3 to 10 years; and customer relationships – 10 to 20 years. We do not have any intangible assets with indefinite lives.

Intangible assets are assessed for indicators of impairment at each reporting period. If there is an indication that an intangible asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

An impairment loss recognized previously is reversed if there is a change in the estimates used to determine the recoverable amount of the asset (or CGU) since the last impairment loss was recognized. If an impairment loss is subsequently reversed, the carrying amount of the asset (or CGU) is revised to the lower of its recoverable amount and the carrying amount that would have been determined (net of amortization) had there been no prior impairment.

Due to the subjective nature of these estimates, significant judgment is required in determining the useful lives and recoverable amounts of our intangible assets, and assessing whether certain events or circumstances constitute objective evidence of impairment. Estimates of the recoverable amounts of our intangible assets rely on certain key inputs, including future cash flows and discount rates. Future cash flows are based on sales projections and allocated costs which are estimated based on forecast results and business initiatives. Discount rates are based on the bank-wide cost of capital, adjusted for asset-specific risks. Changes in these assumptions may impact the amount of impairment loss recognized in Non-interest expense.

Other

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in Non-interest income in the Consolidated Statements of Income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars at historical rates.

136            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Assets and liabilities of our foreign operations with functional currencies other than Canadian dollars are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the reporting period.

Unrealized gains or losses arising as a result of the translation of our foreign operations along with the effective portion of related hedges are reported in Other components of equity on an after-tax basis. Upon disposal or partial disposal of a foreign operation, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Premises and equipment

Premises and equipment includes land, buildings, leasehold improvements, computer equipment, furniture, fixtures and other equipment, and are stated at cost less accumulated depreciation, except for land which is not depreciated, and accumulated impairment losses. Cost comprises the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and the initial estimate of any disposal costs. Depreciation is recorded principally on a straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 5 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Depreciation methods, useful lives, and residual values are reassessed at each reporting period and adjusted as appropriate. Gains and losses on disposal are recorded in Non-interest income.

Premises and equipment are assessed for indicators of impairment at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the asset’s carrying amount to its recoverable amount.

After the recognition of impairment, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the carrying amount of the asset is revised to the lower of the asset’s recoverable amount and the carrying amount that would have been determined (net of depreciation) had there been no prior impairment loss. The depreciation charge in future periods is adjusted to reflect the revised carrying amount.

Provisions

Provisions are liabilities of uncertain timing or amount and are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured as the best estimate of the consideration required to settle the present obligation at the reporting date. Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows. We record provisions related to litigation, uncertain tax positions, asset retirement obligations and other items.

We are required to estimate the results of ongoing legal proceedings, tax positions that are under audit or appeal by relevant taxation authorities, and expenses to be incurred to dispose of capital assets. The forward-looking nature of these estimates requires us to use a significant amount of judgment in projecting the timing and amount of future cash flows. We record our provisions on the basis of all available information at the end of the reporting period and make adjustments on a quarterly basis to reflect current expectations. It may not be possible to predict the resolution of these matters or the timing of their ultimate resolution. Should actual results differ from our expectations, we may incur expenses in excess of the provisions recognized. Where appropriate, we apply judgment in limiting the extent of our provisions-related disclosures as not to prejudice our positions in matters of dispute.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, such as an insurer, a separate asset is recognized if it is virtually certain that reimbursement will be received.

Commissions and fees – Policies applicable beginning November 1, 2018 (IFRS 15)

Commissions and fees primarily relate to Investment management and custodial fees, Mutual fund revenue, Securities brokerage commissions, Services charges, Underwriting and other advisory fees, Card service revenue and Credit fees, and are recognized based on the applicable service contracts with customers.

Investment management and custodial fees and Mutual fund revenue are generally calculated as a percentage of daily or period-end net asset values (NAV) based on the terms of the contract with customers and are received monthly, quarterly, semiannually or annually, depending on the terms of the contract. Investment management and custodial fees are generally derived from assets under management (AUM) when our clients solicit the investment capabilities of an investment manager or from assets under administration (AUA) where the investment strategy is directed by the client or a designated third party manager. Mutual fund revenue is derived from the daily NAV of the mutual funds. Investment management and custodial fees and Mutual fund revenue are recognized over time when the service is provided to the customer, provided that it is highly probable that a significant reversal in the amount of revenue recognized will not occur.

Commissions earned on Securities brokerage services and Service charges that are related to the provision of specific transaction-type services are recognized when the service is fulfilled. Where services are provided over time, revenue is recognized as the services are provided.

Underwriting and other advisory fees primarily relate to underwriting of new issuances of debt or equity and various advisory services. Underwriting fees are generally expressed as a percentage of the funds raised through issuance and are recognized when the service has been completed. Advisory fees vary depending on the scope and type of engagement and can be fixed in nature or contingent on a future event. Advisory fees are recognized over the period in which the service is provided and are recognized only to the extent that it is highly probable that a significant reversal in the amount of revenue will not occur.

Card service revenue primarily includes interchange revenue and annual card fees. Interchange revenue is calculated as a fixed percentage of the transaction amount and recognized when the card transaction is settled. Annual card fees are fixed fees and are recognized over a 12 month period.

Credit fees are primarily earned for arranging syndicated loans and making credit available on undrawn facilities. The timing of the recognition of credit fees varies based on the nature of the services provided.

When service fees and other costs are incurred in relation to commissions and fees earned, we record these costs on a gross basis in either Non-interest expense – Other or Non-interest expense – Human resources based on our assessment of whether we have primary responsibility to fulfill the contract with the customer and have discretion in establishing the price for the commissions and fees earned, which may require judgment.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            137

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Commissions and fees – Policies applicable prior to November 1, 2018 (IAS 18 – Revenue)

Portfolio management and other management advisory and service fees are recognized based on the applicable service contracts. Fees related to provision of services including asset management, wealth management, financial planning and custody services that cover a specified service period, are recognized over the period in which the service is provided. Investment management and custodial fees are generally calculated as a percentage of daily or period-end net asset values, and are received monthly, quarterly, semi-annually or annually, depending on the terms of the contracts. Management fees are generally derived from AUM when our clients solicit the investment capabilities of an investment manager and administrative fees are derived from AUA where the investment strategy is directed by the client or a designated third party manager. Performance-based fees, which are earned upon exceeding certain benchmarks or performance targets, are recognized only when the benchmark or performance targets are achieved. Fees such as underwriting fees and brokerage fees that are related to the provision of specific transaction type services are recognized when the service has been completed.

When service fees and other costs are incurred in relation to commissions and fees earned and we have significant risks and rewards associated with delivering the service, we record these costs on a gross basis in either Non-interest expense – Other or Non-interest expense – Human resources, as applicable.

Leasing

A lease is an agreement whereby the lessor conveys to the lessee the right to use an asset for an agreed upon period of time in return for a payment or series of payments. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of the leased asset to the lessee, where title may or may not eventually be transferred. An operating lease is a lease other than a finance lease.

Operating leases

When we are the lessee in an operating lease, we record rental payments on a straight-line basis over the lease term in Non-interest expense.

Finance leases

When we are the lessee in a finance lease, we initially record both the leased asset and the related lease obligation in Premises and equipment, Other intangibles and Other liabilities on our Consolidated Balance Sheets at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, each determined at the date of inception of the lease. Initial direct costs directly attributed to the lease are recognized as an asset under the finance lease.

Earnings per share

Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders, any gains (losses) on redemption of preferred shares net of related income taxes and the net income attributable to non-controlling interests.

Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. For contracts that may be settled in cash or in common shares at our option, diluted earnings per share is calculated based on the assumption that such contracts will be settled in shares. Income and expenses associated with these types of contracts are excluded from the Net income available to common shareholders, and the additional number of shares that would be issued is included in the diluted earnings per share calculation. This includes certain convertible shares with the conversion assumed to have taken place at the beginning of the period or on the date of issue, if later. For stock options whose exercise price is less than the average market price of our common shares, using the treasury stock method, they are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Share capital

We classify a financial instrument that we issue as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Our common shares held by us are classified as treasury shares in equity and accounted for at weighted average cost. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recognized in Retained earnings. Financial instruments issued by us are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income.

Future changes in accounting policy and disclosure

The following standards have been issued, but are not yet effective for us.

IFRS 16 Leases (IFRS 16)

In January 2016, the IASB issued IFRS 16, which sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard removes the current requirement for lessees to classify leases as finance leases or operating leases by introducing a single accounting model that requires the recognition of right-of-use assets and lease liabilities on the balance sheet for most leases. Lessees will recognize interest expense on the lease liability and depreciation expense on the right-of-use asset in the statement of income.

IFRS 16 will be effective for us on November 1, 2019. We will adopt IFRS 16 by adjusting our Consolidated Balance Sheet as at November 1, 2019, the date of initial application, with no restatement of comparative periods. On transition to IFRS 16, we intend to apply certain practical expedients, including the following:

•	Election to not separate lease and non-lease components, to be applied to our real estate leases;

138            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

•	Election to measure the right-of-use asset as if IFRS 16 had been applied since the commencement date of the lease, to be applied on a lease-by-lease basis to a select number of properties; and
•	Exemption from recognition for short-term and low value leases.

Based on current estimates, the adoption of IFRS 16 as at November 1, 2019 is expected to result in increases to total assets and total liabilities of approximately $5 billion, primarily representing leases of premises and equipment previously classified as operating leases, and a reduction to retained earnings of approximately $0.1 billion, net of taxes. The adoption of IFRS 16 is also expected to decrease our CET1 capital ratio by approximately 14 bps.

IFRS Interpretations Committee Interpretation 23 Uncertainty over income tax treatments (IFRIC 23)

In June 2017, the IASB issued IFRIC 23, which provides guidance on the recognition and measurement of tax assets and liabilities under IAS 12 Income taxes when there is uncertainty over income tax treatments. IFRIC 23 will be effective for us on November 1, 2019. We do not expect the adoption of this interpretation to impact our consolidated financial statements.

Interest Rate Benchmark Reform

In September 2019, the IASB issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures (Amendments) which modify certain hedge accounting requirements to provide relief from the potential effect of uncertainty caused by the Interest Rate Benchmark Reform, prior to the transition to alternative interest rates. The Amendments will be effective for us on November 1, 2020, with earlier adoption permitted. To manage our transition to alternative interest rates, we have implemented a comprehensive enterprise-wide program and governance structure that focuses on key areas of impact including contract changes with clients, capital and liquidity planning, financial reporting and valuation, systems, processes, education and communication.

We are currently assessing the impact of adoption on our Consolidated Financial Statements.

Conceptual Framework for Financial Reporting (Conceptual Framework)

In March 2018, the IASB issued its revised Conceptual Framework. This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. We are currently assessing the impact of adoption on our Consolidated Financial Statements.

IFRS 17 Insurance Contracts (IFRS 17)

In May 2017, the IASB issued IFRS 17 to establish a comprehensive global insurance standard which provides guidance on the recognition, measurement, presentation and disclosures of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three approaches. This new standard will be effective for us on November 1, 2021 and will be applied retrospectively with restatement of comparatives unless impracticable. In June 2019, the IASB issued an exposure draft to amend IFRS 17, including deferral of the effective date by one year. We will continue to monitor the IASB’s developments. We are currently assessing the impact of adopting this standard and the proposed amendments on our Consolidated Financial Statements.

Note 3 Fair value of financial instruments

Carrying value and fair value of financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Embedded derivatives are presented on a combined basis with the host contracts. For measurement purposes, they are carried at fair value when conditions requiring separation are met.

	As at October 31, 2019
	Carrying value and fair value				Carrying value	Fair value

(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$22,283	$–	$–	$16,062	$16,062	$38,345	$38,345
Securities
Trading	137,600	8,934	–	–	–	–	146,534	146,534
Investment, net of applicable allowance	–	–	57,223	463	44,784	45,104	102,470	102,790
	137,600	8,934	57,223	463	44,784	45,104	249,004	249,324
Assets purchased under reverse repurchase agreements and securities borrowed	246,068	–	–	–	60,893	60,894	306,961	306,962
Loans, net of applicable allowance
Retail	275	242	95	–	423,469	424,416	424,081	425,028
Wholesale	7,055	1,856	451	–	185,413	184,645	194,775	194,007
	7,330	2,098	546	–	608,882	609,061	618,856	619,035
Other
Derivatives	101,560	–	–	–	–	–	101,560	101,560
Other assets (1)	3,156	–	–	–	50,375	50,375	53,531	53,531
Financial liabilities
Deposits
Personal	$140	$17,394			$277,198	$277,353	$294,732	$294,887
Business and government (2)	151	111,389			453,942	452,536	565,482	564,076
Bank (3)	–	3,032			22,759	22,773	25,791	25,805
	291	131,815			753,899	752,662	886,005	884,768
Other
Obligations related to securities sold short	35,069	–			–	–	35,069	35,069
Obligations related to assets sold under repurchase agreements and securities loaned	–	218,612			7,974	7,974	226,586	226,586
Derivatives	98,543	–			–	–	98,543	98,543
Other liabilities (4)	(1,209)	91			61,039	61,024	59,921	59,906
Subordinated debentures	–	–			9,815	9,930	9,815	9,930

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            139

Note 3 Fair value of financial instruments (continued)

	As at October 31, 2018
	Carrying value and fair value				Carrying value	Fair value

(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$20,274	$–	$–	$16,197	$16,197	$36,471	$36,471
Securities
Trading	121,031	7,227	–	–	–	–	128,258	128,258
Investment, net of applicable allowance	–	–	48,093	406	46,109	45,367	94,608	93,866
	121,031	7,227	48,093	406	46,109	45,367	222,866	222,124
Assets purchased under reverse repurchase agreements and securities borrowed	219,108	–	–	–	75,494	75,490	294,602	294,598
Loans, net of applicable allowance
Retail	69	190	94	–	397,102	394,051	397,455	394,404
Wholesale	7,129	1,540	458	–	170,236	168,087	179,363	177,214
	7,198	1,730	552	–	567,338	562,138	576,818	571,618
Other
Derivatives	94,039	–	–	–	–	–	94,039	94,039
Other assets (1)	1,373	–	–	–	46,205	46,205	47,578	47,578
Financial liabilities
Deposits
Personal	$150	$14,602			$255,402	$255,115	$270,154	$269,867
Business and government (2), (3)	(11)	102,597			430,936	431,158	533,522	533,744
Bank (4)	–	7,072			25,449	25,462	32,521	32,534
	139	124,271			711,787	711,735	836,197	836,145
Other
Obligations related to securities sold short	32,247	–			–	–	32,247	32,247
Obligations related to assets sold under repurchase agreements and securities loaned	–	201,839			4,975	4,976	206,814	206,815
Derivatives	90,238	–			–	–	90,238	90,238
Other liabilities (3), (5)	(1,434)	18			55,766	55,729	54,350	54,313
Subordinated debentures	–	–			9,131	9,319	9,131	9,319

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Amounts have been reclassified to conform with this presentation.
(4)	Bank deposits refer to deposits from regulated banks and central banks.
(5)	Includes Acceptances and financial instruments recognized in Other liabilities.

Financial assets designated as fair value through profit or loss

For our financial assets designated as FVTPL, we measure the change in fair value attributable to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves. For the years ended October 31, 2019 and October 31, 2018, there were no significant changes in the fair value of the loans and receivables designated as FVTPL attributable to changes in credit risk. As at October 31, 2019, the extent to which credit derivatives or similar instruments mitigate the maximum exposure to credit risk was $514 million (October 31, 2018 – $nil).

Financial liabilities designated as fair value through profit or loss

For our financial liabilities designated as FVTPL, we take into account changes in our own credit spread and the expected duration of the instrument to measure the change in fair value attributable to changes in credit risk.

.	As at or for the year ended October 31, 2019 (1)

(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held
				During the period	Cumulative (2)
Term deposits
Personal	$17,307	$17,394	$87	$3	$22
Business and government (3)	110,763	111,389	626	(76)	210
Bank (4)	3,031	3,032	1	–	–
	131,101	131,815	714	(73)	232
Obligations related to assets sold under repurchase agreements and securities loaned	218,604	218,612	8	–	–
Other liabilities	91	91	–	–	–
	$349,796	$350,518	$722	$(73)	$232

140            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

.	As at or for the year ended October 31, 2018 (1)

(Millions of Canadian dollars)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value attributable to changes in credit risk included in OCI for positions still held
				During the period	Cumulative (2)
Term deposits
Personal	$14,726	$14,602	$(124)	$(41)	$19
Business and government (3), (5)	102,640	102,597	(43)	(134)	285
Bank (4)	7,067	7,072	5	–	–
	124,433	124,271	(162)	(175)	304
Obligations related to assets sold under repurchase agreements and securities loaned	201,924	201,839	(85)	–	–
Other liabilities	18	18	–	–	–
	$326,375	$326,128	$(247)	$(175)	$304

(1)	There are no changes in fair value attributable to changes in credit risk included in net income for positions still held.
(2)	The cumulative change is measured from the initial designation of the liabilities as FVTPL. For the year ended October 31, 2019, $4 million of fair value losses previously included in OCI relate to financial liabilities derecognized during the year (October 31, 2018 – $7 million fair value losses).
(3)	Business and government term deposits include amounts from regulated deposit-taking institutions other than regulated banks.
(4)	Bank term deposits refer to amounts from regulated banks and central banks.
(5)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Amounts have been reclassified to conform with this presentation.

Net gains (losses) from financial instruments classified and designated as fair value through profit or loss

Financial instruments classified as FVTPL, which includes mainly trading securities, derivatives, trading liabilities, and financial assets and liabilities designated as FVTPL are measured at fair value with realized and unrealized gains and losses recognized in Non-interest income.

	For the year ended

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Net gains (losses) (1)
Classified as fair value through profit or loss (2)	$3,564	$(265)
Designated as fair value through profit or loss (3), (4)	(1,821)	2,067
	$1,743	$1,802
By product line (1)
Interest rate and credit (4), (5)	$1,534	$1,535
Equities	(144)	(164)
Foreign exchange and commodities	353	431
	$1,743	$1,802

(1)	Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income: Net gains from financial instruments designated as FVTPL of $1,303 million (October 31, 2018 – losses of $400 million).
(2)	Excludes derivatives designated in a hedging relationship. Refer to Note 8 for net gains (losses) on these derivatives.
(3)	For the year ended October 31, 2019, $1,810 million of net fair value losses on financial liabilities designated as FVTPL, other than those attributable to changes in our own credit risk, were included in Non-interest income (October 31, 2018 – gains of $2,052 million).
(4)	Commencing Q4 2019, the interest component of the valuation of certain deposits carried at FVTPL previously presented in trading revenue is presented in net interest income. Comparative amounts have been reclassified to conform with this presentation.
(5)	Includes gains (losses) recognized on cross currency interest rate swaps.

Net interest income from financial instruments

Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the year ended
(Millions of Canadian dollars)	October 31 2019	October 31 2018 (1)
Interest and dividend income (2), (3)
Financial instruments measured at fair value through profit or loss (4)	$12,103	$7,800
Financial instruments measured at fair value through other comprehensive income	1,132	802
Financial instruments measured at amortized cost	28,098	24,419
	41,333	33,021
Interest expense (2)
Financial instruments measured at fair value through profit or loss (4)	$10,507	$6,542
Financial instruments measured at amortized cost	11,077	8,527
	21,584	15,069
Net interest income	$19,749	$17,952

(1)	Amounts have been revised from those previously presented.
(2)	Excludes the following amounts related to our insurance operations and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income: Interest income of $486 million (October 31, 2018 – $479 million), and Interest expense of $4 million (October 31, 2018 – $4 million).
(3)	Includes dividend income for the year ended October 31, 2019 of $2,057 million (October 31, 2018 – $1,561 million), which is presented in Interest and dividend income in the Consolidated Statements of Income.
(4)	Commencing Q4 2019, the interest component of the valuation of certain deposits carried at FVTPL previously presented in trading revenue is presented in net interest income. Comparative amounts have been reclassified to conform with this presentation.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            141

Note 3 Fair value of financial instruments (continued)

Fee income arising from financial instruments

For the year ended October 31, 2019, we earned $5,270 million in fees from banking services (October 31, 2018 – $5,426 million). For the year ended October 31, 2019, we also earned $12,117 million in fees from investment management, trust, custodial, underwriting, brokerage and other similar fiduciary services to retail and institutional clients (October 31, 2018 – $11,944 million). These fees are included in Non-interest income.

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	October 31, 2019						October 31, 2018
	Fair value measurements using			Netting adjustments		Fair value	Fair value measurements using			Netting adjustments		Fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3				Level 1	Level 2	Level 3
Financial assets
Interest-bearing deposits with banks	$–	$22,283	$–	$		$22,283	$–	$20,274	$–	$		$20,274
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	14,655	5,474	–			20,129	8,342	6,231	–			14,573
Provincial and municipal	–	11,282	–			11,282	–	11,350	–			11,350
U.S. state, municipal and agencies (1)	2,050	39,584	58			41,692	2,068	31,030	66			33,164
Other OECD government (2)	2,786	3,710	–			6,496	1,151	9,018	–			10,169
Mortgage-backed securities (1)	–	482	–			482	–	1,001	–			1,001
Asset-backed securities
Non-CDO securities (3)	–	1,333	2			1,335	–	1,023	110			1,133
Corporate debt and other debt	1	23,643	21			23,665	2	22,303	21			22,326
Equities	38,309	1,925	1,219			41,453	30,847	2,547	1,148			34,542
	57,801	87,433	1,300			146,534	42,410	84,503	1,345			128,258
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	–	657	–			657	–	238	–			238
Provincial and municipal	–	2,898	–			2,898	–	1,554	–			1,554
U.S. state, municipal and agencies (1)	210	20,666	–			20,876	–	18,136	–			18,136
Other OECD government	–	4,251	–			4,251	–	1,470	–			1,470
Mortgage-backed securities (1)	–	2,675	27			2,702	–	2,174	–			2,174
Asset-backed securities
CDO	–	7,300	–			7,300	–	6,239	–			6,239
Non-CDO securities	–	849	–			849	–	863	–			863
Corporate debt and other debt	–	17,537	153			17,690	–	17,227	192			17,419
Equities	42	127	294			463	42	127	237			406
	252	56,960	474			57,686	42	48,028	429			48,499
Assets purchased under reverse repurchase agreements and securities borrowed	–	246,068	–			246,068	–	219,108	–			219,108
Loans	–	9,294	680			9,974	–	8,929	551			9,480
Other
Derivatives
Interest rate contracts	1	46,095	349			46,445	1	33,862	222			34,085
Foreign exchange contracts	–	40,768	48			40,816	–	43,253	53			43,306
Credit derivatives	–	169	–			169	–	38	–			38
Other contracts	2,852	12,674	11			15,537	5,868	11,654	296			17,818
Valuation adjustments	–	(712)	15			(697)	–	(631)	6			(625)
Total gross derivatives	2,853	98,994	423			102,270	5,869	88,176	577			94,622
Netting adjustments					(710)	(710)					(583)	(583)
Total derivatives						101,560						94,039
Other assets	1,119	1,960	77			3,156	1,020	288	65			1,373
	$62,025	$522,992	$2,954		$(710)	$587,261	$49,341	$469,306	$2,967		$(583)	$521,031
Financial liabilities
Deposits
Personal	$–	$17,378	$156	$		$17,534	$–	$14,362	$390	$		$14,752
Business and government (4)	–	111,540	–			111,540	–	102,591	(5)			102,586
Bank	–	3,032	–			3,032	–	7,072	–			7,072
Other
Obligations related to securities sold short	20,512	14,557	–			35,069	17,732	14,515	–			32,247
Obligations related to assets sold under repurchase agreements and securities loaned	–	218,612	–			218,612	–	201,839	–			201,839
Derivatives
Interest rate contracts	–	39,165	934			40,099	–	29,620	726			30,346
Foreign exchange contracts	–	40,183	27			40,210	–	41,836	32			41,868
Credit derivatives	–	282	–			282	–	94	–			94
Other contracts	2,675	15,776	206			18,657	4,369	13,730	380			18,479
Valuation adjustments	–	12	(7)			5	–	29	5			34
Total gross derivatives	2,675	95,418	1,160			99,253	4,369	85,309	1,143			90,821
Netting adjustments					(710)	(710)					(583)	(583)
Total derivatives						98,543						90,238
Other liabilities	102	(1,280)	60			(1,118)	170	(1,654)	68			(1,416)
	$23,289	$459,257	$1,376		$(710)	$483,212	$22,271	$424,034	$1,596		$(583)	$447,318

(1)	As at October 31, 2019, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $22,365 million and $nil (October 31, 2018 – $16,776 million and $nil), respectively, and in all fair value levels of Investment securities were $6,474 million and $2,046 million (October 31, 2018 – $4,713 million and $1,348 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDO stands for collateralized debt obligations.
(4)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.

142            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Fair values of our significant assets and liabilities measured on a recurring basis are determined and classified in the fair value hierarchy table using the following valuation techniques and inputs.

Interest-bearing deposits with banks

The majority of our Interest-bearing deposits with banks are designated as FVTPL. These FVTPL deposits are composed of short-dated deposits placed with banks, and are included in Interest-bearing deposits with banks in the fair value hierarchy table. The fair values of these instruments are determined using the discounted cash flow method. The inputs to the valuation models include interest rate swap curves and credit spreads, where applicable. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Government bonds (Canadian, U.S. and other OECD governments)

Government bonds are included in Canadian government debt, U.S. state, municipal and agencies debt, Other OECD government debt and Obligations related to securities sold short in the fair value hierarchy table. The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the hierarchy. The fair values of securities that are not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Corporate and U.S. municipal bonds

The fair values of corporate and U.S. municipal bonds, which are included in Corporate debt and other debt, U.S. state, municipal and agencies debt and Obligations related to securities sold short in the fair value hierarchy table, are determined using either recently executed transaction prices, broker quotes, pricing services, or in certain instances, the discounted cash flow method using rate inputs such as benchmark yields (Canadian Dealer Offered Rate, LIBOR and other similar reference rates) and risk spreads of comparable securities. Securities with observable prices or rate inputs are classified as Level 2 in the hierarchy. Securities where inputs are unobservable are classified as Level 3 in the hierarchy.

Asset-backed securities and Mortgage-backed securities

Asset-backed securities (ABS) and MBS are included in Asset-backed securities, Mortgage-backed securities, Canadian government debt, U.S. state, municipal and agencies debt, and Obligations related to securities sold short in the fair value hierarchy table. Inputs for valuation of ABS and MBS are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of the identical securities are not readily available, we use industry standard models with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. Where security prices and inputs are observable, ABS and MBS are classified as Level 2 in the hierarchy. Otherwise, they are classified as Level 3 in the hierarchy.

Equities

Equities consist of listed and unlisted common shares, private equities, mutual funds and hedge funds with certain redemption restrictions and are included in equities and obligations for securities sold short. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow method with forecasted cash flows and discount rate as inputs. Private equities are classified as Level 3 in the hierarchy as their inputs are not observable. Hedge funds are valued using Net Asset Values (NAV). If we can redeem a hedge fund at NAV prior to the next quarter end, the fund is classified as Level 2 in the hierarchy. Otherwise, it is classified as Level 3 in the hierarchy.

Loans

Loans include base metal loans, corporate loans, banker acceptances and asset-backed financing loans. Fair values are determined based on market prices, if available, or discounted cash flow method using the following inputs: market interest rates, base metal commodity prices, market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit derivative prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and day count convention. Loans with market prices or observable inputs are classified as Level 2 in the hierarchy and loans with unobservable inputs that have significant impacts on the fair values are classified as Level 3 in the hierarchy.

Derivatives

The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are classified as Level 1 in the hierarchy. OTC derivatives primarily consist of interest rate contracts, foreign exchange contracts and credit derivatives. The exchange-traded or OTC interest rate, foreign exchange and equity derivatives are included in Interest rate contracts, Foreign exchange contracts and Other contracts, respectively, in the fair value hierarchy table. The fair values of OTC derivatives are determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, CVA, FVA, OIS, parameter and model uncertainties, and unrealized gain or loss at inception of a transaction. A derivative instrument is classified as Level 2 in the hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. Otherwise, it is classified as Level 3 in the hierarchy.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            143

Note 3 Fair value of financial instruments (continued)

Securities borrowed or purchased under resale agreements and securities loaned or sold under repurchase agreements

In the fair value hierarchy table, these instruments are included in Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned. The fair values of these contracts are determined using valuation techniques such as the discounted cash flow method using interest rate curves as inputs. They are classified as Level 2 instruments in the hierarchy as the inputs are observable.

Deposits

A majority of our deposits are measured at amortized cost but certain deposits are designated as FVTPL. These FVTPL deposits include deposits taken from clients, issuances of certificates of deposits and promissory notes, and interest rate and equity linked notes. The fair values of these instruments are determined using the discounted cash flow method and derivative option valuation models. The inputs to the valuation models include benchmark yield curves, credit spreads, interest rates, equity and interest rate volatility, dividends and correlation, where applicable. They are classified as Level 2 or 3 instruments in the hierarchy, depending on the significance of the unobservable credit spreads, volatility, dividend and correlation rates.

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs.

As at October 31, 2019 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (1), (2)

Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (3)	Low	High	Weighted average / Inputs distribution
Non-derivative financial instruments
Auction rate securities				Discounted cash flows	Discount margins	1.60%	3.00%	1.65%
	U.S. state, municipal and agencies debt	58			Default rates	3.00%	3.00%	3.00%
	Asset-backed securities	2			Prepayment rates	8.00%	8.00%	8.00%
					Recovery rates	96.50%	96.50%	96.50%
Corporate debt				Price-based	Prices	$ 20.00	$131.78	$110.30
	Corporate debt and other debt	24		Discounted cash flows	Credit spread	1.02%	11.34%	6.18%
	Loans	680			Credit enhancement	11.82%	15.75%	13.13%
Government debt and municipal bonds				Price-based	Prices	$ 65.50	$100.00	$65.67
	U.S. state, municipal and agencies debt	–		Discounted cash flows	Yields	4.70%	6.63%	5.80%
	Mortgage-backed securities	27
	Corporate debt and other debt	150
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.00X	24.90X	10.23X
	Equities	1,513		Price-based	P/E multiples	9.70X	29.90X	16.11X
	Derivative related liabilities		10	Discounted cash flows	EV/Rev multiples	0.90X	5.93X	3.55X
					Liquidity discounts (4)	10.00%	40.00%	17.64%
					Discount rate	10.00%	12.00%	10.45%
					NAV / prices (5)	n.a.	n.a.	n.a.
Derivative financial instruments (6)
Interest rate derivatives and interest-rate-linked structured notes (7)	Derivative related assets	380		Discounted cash flows	Interest rates	1.27%	2.16%	Even
	Derivative related liabilities		943	Option pricing model	CPI swap rates	1.40%	2.00%	Even
					IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.10%	8.77%	Lower
	Derivative related assets	11		Option pricing model	Equity (EQ)-EQ correlations	34.00%	95.40%	Middle
	Deposits		156		EQ-FX correlations	(71.40)%	30.50%	Middle
	Derivative related liabilities		180		EQ volatilities	4.00%	110.00%	Upper
Other (8)
	Derivative related assets	32
	Other assets	77
	Deposits		–
	Derivative related liabilities		27
	Other liabilities		60
Total		$2,954	$1,376

144            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

As at October 31, 2018 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value			Significant unobservable inputs (3)	Range of input values (1), (2)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques		Low	High	Weighted average / Inputs distribution
Non-derivative financial instruments
Auction rate securities				Discounted cash flows	Discount margins	1.32%	2.70%	1.95%
	U.S. state, municipal and agencies debt	45			Default rates	3.00%	3.00%	3.00%
	Asset-backed securities	110			Prepayment rates	4.00%	5.50%	4.56%
					Recovery rates	96.50%	97.50%	96.59%
Corporate debt				Price-based	Prices	$72.00	$123.06	$103.84
	Corporate debt and other debt	28		Discounted cash flows	Credit spread	0.90%	11.30%	4.50%
	Loans	551			Credit enhancement	11.80%	15.80%	13.10%
Government debt and municipal bonds				Price-based	Prices	$65.50	$100.00	$66.41
	U.S. state, municipal and agencies debt	21		Discounted cash flows	Yields	3.50%	7.60%	5.75%
	Mortgage-backed securities	–
	Corporate debt and other debt	185
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	6.16X	17.80X	14.46X
	Equities	1,385		Price-based	P/E multiples	9.10X	26.41X	18.26X
	Derivative related liabilities		24	Discounted cash flows	EV/Rev multiples	0.90X	6.63X	4.86X
					Liquidity discounts (4)	10.00%	40.00%	18.27%
					Discount rate	10.52%	10.52%	10.52%
					NAV / prices (5)	n.a.	n.a.	n.a.
Derivative financial instruments (6)
Interest rate derivatives and interest-rate-linked structured notes (7)	Derivative related assets	260		Discounted cash flows	Interest rates	2.30%	3.00%	Even
	Derivative related liabilities		740	Option pricing model	CPI swap rates	1.90%	2.10%	Even
					IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.30%	8.40%	Lower
	Derivative related assets	281		Option pricing model	Equity (EQ)-EQ correlations	(55.00)%	100.00%	Middle
	Deposits		390		EQ-FX correlations	(71.40)%	30.50%	Middle
	Derivative related liabilities		328		EQ volatilities	8.00%	164.00%	Upper
Other (8)
	Derivative related assets	36
	Other assets	65
	Deposits		(5)
	Derivative related liabilities		51
	Other liabilities		68
Total		$2,967	$1,596

(1)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(2)	Price-based inputs are significant for certain debt securities and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(3)	The acronyms stand for the following: (i) Enterprise Value (EV); (ii) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (iii) Price / Earnings (P/E); (iv) Revenue (Rev); (v) Consumer Price Index (CPI); (vi) Interest Rate (IR); (vii) Foreign Exchange (FX); and (viii) Equity (EQ).
(4)	Fair value of securities with liquidity discount inputs totalled $255 million (October 31, 2018 – $207 million).
(5)	NAV of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(6)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and inputs being unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(7)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(8)	Other primarily includes certain insignificant instruments such as commodity derivatives, foreign exchange derivatives, contingent considerations, bank-owned life insurance and retractable shares.
n.a.	not applicable

Sensitivity to unobservable inputs and interrelationships between unobservable inputs

Yield, credit spreads/discount margins

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in a fair value measurement and vice versa. A credit spread/discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings, similar maturities and are often government bonds. The credit spread/discount margin therefore represents the discount rate used to determine the present value of future cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. The credit spread/discount margin for an instrument forms part of the yield used in a discounted cash flow method.

Funding spread

Funding spreads are credit spreads specific to funding or deposit rates. A decrease in funding spreads, on its own, will increase the fair value of our liabilities, and vice versa.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            145

Note 3 Fair value of financial instruments (continued)

Default rates

A default rate is the rate at which borrowers fail to make scheduled loan payments. A decrease in the default rate will typically increase the fair value of the loan, and vice versa. This effect will be significantly more pronounced for a non-government guaranteed loan than a government guaranteed loan.

Prepayment rates

A prepayment rate is the rate at which a loan will be repaid in advance of its expected amortization schedule. Prepayments change the future cash flows of a loan. An increase in the prepayment rate in isolation will result in an increase in fair value when the loan interest rate is lower than the current reinvestment rate, and a decrease in the prepayment rate in isolation will result in a decrease in fair value when the loan interest rate is lower than the current reinvestment rate. Prepayment rates are generally negatively correlated with interest rates.

Recovery and loss severity rates

A recovery rate is an estimation of the amount that can be collected in a loan default scenario. The recovery rate is the recovered amount divided by the loan balance due, expressed as a percentage. The inverse concept of recovery is loss severity. Loss severity rate is an estimation of the loan amount not collected when a loan defaults. The loss severity rate is the loss amount divided by the loan balance due, expressed as a percentage. Generally, an increase in the recovery rate or a decrease in the loss severity rate will increase the loan fair value, and vice versa.

Volatility rates

Volatility measures the potential variability of future prices and is often measured as the standard deviation of price movements. Volatility is an input to option pricing models used to value derivatives and issued structured notes. Volatility is used in valuing equity, interest rate, commodity and foreign exchange options. A higher volatility rate means that the underlying price or rate movements are more likely to occur. Higher volatility rates may increase or decrease an option’s fair value depending on the option’s terms. The determination of volatility rates is dependent on various factors, including but not limited to, the underlying’s market price, the strike price and maturity.

Dividend yields

A dividend yield is the underlying equity’s expected dividends expressed as an annual percentage of its price. Dividend yield is used as an input for forward equity price and option models. Higher dividend yields will decrease the forward price, and vice versa. A higher dividend yield will increase or decrease an option’s value, depending on the option’s terms.

Correlation rates

Correlation is the linear relationship between the movements in two different variables. Correlation is an input to the valuation of derivative contracts and issued structured notes when an instrument’s payout is determined by correlated variables. When variables are positively correlated, an increase in one variable will result in an increase in the other variable. When variables are negatively correlated, an increase in one variable will result in a decrease in the other variable. The referenced variables can be within a single asset class or market (equity, interest rate, commodities, credit and foreign exchange) or between variables in different asset classes (equity to foreign exchange, or interest rate to foreign exchange). Changes in correlation will either increase or decrease a financial instrument’s fair value depending on the terms of the instrument.

Interest rates

An interest rate is the percentage amount charged on a principal or notional amount. Increasing interest rates will decrease the discounted cash flow value of a financial instrument, and vice versa.

Consumer Price Index swap rates

A CPI swap rate is expressed as a percentage of an increase in the average price of a basket of consumer goods and services, such as transportation, food and medical care. An increase in the CPI swap rate will cause inflation swap payments to be larger, and vice versa.

EV/EBITDA multiples, P/E multiples, EV/Rev multiples, and liquidity discounts

Private equity valuation inputs include EV/EBITDA multiples, P/E multiples and EV/Rev multiples. These are used to calculate either enterprise value or share value of a company based on a multiple of earnings or revenue estimates. Higher multiples equate to higher fair values for all multiple types, and vice versa. A liquidity discount may be applied when few or no transactions exist to support the valuations.

Credit Enhancement

Credit enhancement is an input to the valuation of securitized transactions and is the amount of loan loss protection for a senior tranche. Credit enhancement is expressed as a percentage of the transaction sizes. An increase in credit enhancement will cause the credit spread to decrease and the tranche fair value to increase, and vice versa.

Interrelationships between unobservable inputs

Unobservable inputs, including the above discount margin, default rate, prepayment rate, and recovery and loss severity rates, may not be independent of each other. For example, the discount margin can be affected by a change in default rate, prepayment rate, or recovery and loss severity rates. Discount margins will generally decrease when default rates decline or when recovery rates increase.

146            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$66	$–	$1	$–	$(9)	$–	$–	$58	$–
Asset-backed securities
Non-CDO securities	110	15	–	–	(123)	–	–	2	3
Corporate debt and other debt	21	1	1	–	(2)	–	–	21	1
Equities	1,148	(76)	2	333	(226)	39	(1)	1,219	(20)
	1,345	(60)	4	333	(360)	39	(1)	1,300	(16)
Investment
Mortgage-backed securities	–	–	–	27	–	–	–	27	n.a.
Corporate debt and other debt	192	(3)	24	–	(60)	–	–	153	n.a.
Equities	237	–	16	5	36	–	–	294	n.a.
	429	(3)	40	32	(24)	–	–	474	n.a.
Loans	551	40	2	830	(481)	55	(317)	680	19
Other
Net derivative balances (3)
Interest rate contracts	(504)	(79)	–	(197)	217	(7)	(15)	(585)	(42)
Foreign exchange contracts	21	12	–	–	(6)	4	(10)	21	32
Other contracts	(84)	131	2	(131)	18	(38)	(93)	(195)	115
Valuation adjustments	1	–	–	–	21	–	–	22	–
Other assets	65	28	–	–	(16)	–	–	77	27
	$1,824	$69	$48	$867	$(631)	$53	$(436)	$1,794	$135
Liabilities
Deposits
Personal	$(390)	$(38)	$–	$(102)	$29	$(214)	$559	$(156)	$–
Business and government	5	–	–	–	–	–	(5)	–	–
Other
Other liabilities	(68)	(16)	(1)	1	24	–	–	(60)	(12)
	$(453)	$(54)	$(1)	$(101)	$53	$(214)	$554	$(216)	$(12)

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            147

Note 3 Fair value of financial instruments (continued)

	For the year ended October 31, 2018

(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$508	$16	$(3)	$–	$(455)	$–	$–	$66	$(1)
Asset-backed securities
Non-CDO securities	196	28	2	–	(116)	–	–	110	1
Corporate debt and other debt	30	(2)	–	–	(2)	–	(5)	21	(1)
Equities	923	(160)	37	395	(170)	125	(2)	1,148	(24)
	1,657	(118)	36	395	(743)	125	(7)	1,345	(25)
Investment
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a.
Corporate debt and other debt	29	(30)	6	125	(144)	206	–	192	n.a.
Equities	220	–	20	–	(3)	–	–	237	n.a.
	249	(30)	26	125	(147)	206	–	429	n.a.
Loans	477	(3)	(3)	450	(291)	16	(95)	551	14
Other
Net derivative balances (3)
Interest rate contracts	(455)	21	–	67	73	7	(217)	(504)	(3)
Foreign exchange contracts	21	(10)	(4)	11	2	5	(4)	21	(5)
Other contracts	(181)	34	(2)	(88)	(42)	(36)	231	(84)	79
Valuation adjustments	(16)	–	–	–	17	–	–	1	–
Other assets	–	(5)	–	71	(1)	–	–	65	(5)
	$1,752	$(111)	$53	$1,031	$(1,132)	$323	$(92)	$1,824	$55
Liabilities
Deposits
Personal	$(465)	$(36)	$(4)	$(301)	$44	$(431)	$803	$(390)	$(8)
Business and government	–	–	–	5	–	–	–	5	–
Other
Other liabilities	(24)	–	(1)	(53)	10	–	–	(68)	4
	$(489)	$(36)	$(5)	$(349)	$54	$(431)	$803	$(453)	$(4)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in OCI were $43 million for the year ended October 31, 2019 (October 31, 2018 – gains of $33 million) excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at October 31, 2019 included derivative assets of $423 million (October 31, 2018 – $577 million) and derivative liabilities of $1,160 million (October 31, 2018 – $1,143 million).
n.a.	not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).

During the year ended October 31, 2019, transfers out of Level 1 to Level 2 included Other contracts, consisting of derivative related assets and derivative related liabilities of $1,996 million and $621 million, respectively and Trading U.S. state, municipal and agencies debt of $1,250 million and Obligations related to securities sold short of $202 million. During the year ended October 31, 2018, transfers out of Level 1 to Level 2 included $529 million of Trading U.S. state, municipal and agencies debt and $809 million of Obligations related to securities sold short.

During the year ended October 31, 2019, there were no significant transfers out of Level 2 to Level 1. During the year ended October 31, 2018, transfers out of Level 2 to Level 1 included $65 million of Trading U.S. state, municipal and agencies debt and $96 million of Obligations related to securities sold short.

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.

During the year ended October 31, 2019, significant transfers out of Level 2 to Level 3 included $214 million of Personal deposits, due to changes in the significance of unobservable inputs.

During the year ended October 31, 2018, significant transfers out of Level 2 to Level 3 included $125 million of Trading Equities, $206 million of Corporate debt and other debt and $431 million of Personal deposits.

148            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

During the year ended October 31, 2019, significant transfers out of Level 3 to Level 2 included:

•	$317 million of Loans, due to changes in the significance of unobservable inputs.
•

$86 million of OTC equity options in Other contracts comprised of $459 million of derivative related assets and $373 million of derivative related liabilities, due to changes in the market observability of inputs.

•	$559 million of Personal deposits, due to changes in the significance of unobservable inputs.

During the year ended October 31, 2018, significant transfers out of Level 3 to Level 2 included:

•	$217 million of interest rate swaps in Interest rate contracts comprised of $244 million of derivative related assets and $27 million of derivative related liabilities.
•	$231 million of OTC equity options in Other contracts comprised of $703 million of derivative related assets and $934 million of derivative related liabilities.
•	$803 million of Personal deposits.

Positive and negative fair value movements of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.

The following table summarizes the impacts to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factors cause an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

	As at
	October 31, 2019			October 31, 2018

(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$58	$1	$(1)	$66	$–	$(1)
Asset-backed securities	2	–	–	110	7	(10)
Corporate debt and other debt	21	–	–	21	–	–
Equities	1,219	13	(14)	1,148	12	(12)
Investment
Mortgage-backed securities	27	1	(1)	–	–	–
Corporate debt and other debt	153	15	(13)	192	19	(16)
Equities	294	26	(27)	237	24	(26)
Loans	680	9	(12)	551	5	(7)
Derivatives	423	6	(3)	577	20	(18)
Other assets	77	–	–	65	–	–
	$2,954	$71	$(71)	$2,967	$87	$(90)
Deposits	$(156)	$4	$(4)	$(385)	$12	$(11)
Derivatives	(1,160)	20	(17)	(1,143)	47	(54)
Other
Other liabilities	(60)	–	–	(68)	–	–
	$(1,376)	$24	$(21)	$(1,596)	$59	$(65)

Sensitivity results

As at October 31, 2019, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $71 million and a decrease of $71 million in fair value, of which $43 million and $42 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $24 million and an increase of $21 million in fair value.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            149

Note 3 Fair value of financial instruments (continued)

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments and our approaches to developing reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt, municipal bonds and loans	Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices is received, adjusting input parameters such as credit spreads or using high and low vendor prices as reasonably possible alternative assumptions.
Auction rate securities	Sensitivity of ARS is determined by decreasing the discount margin between 13% and 17% and increasing the discount margin between 27% and 31%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market. Changes to the discount margin reflect historical monthly movements in the student loan ABS market.
Private equities, hedge fund investments and related equity derivatives	Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when the discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-multiples-based models are used, or (iii) using an alternative valuation approach. The private equity fund, hedge fund and related equity derivative NAVs are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.
Interest rate derivatives	Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of the inputs, and an amount representing model and parameter uncertainty, where applicable.
Equity derivatives	Sensitivity of the Level 3 position is determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.
Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes	Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Fair value for financial instruments that are carried at amortized cost and classified using the fair value hierarchy

	As at October 31, 2019
	Fair value always approximates carrying value (1)	Fair value may not approximate carrying value
		Fair value measurements using				Total fair value
(Millions of Canadian dollars)		Level 1	Level 2	Level 3	Total
Interest-bearing deposits with banks	$16,062	$–	$–	$–	$–	$16,062
Amortized cost securities (2)	–	523	44,581	–	45,104	45,104
Assets purchased under reverse repurchase agreements and securities borrowed	48,784	–	12,110	–	12,110	60,894
Loans
Retail	66,647	–	352,717	5,052	357,769	424,416
Wholesale	6,596	–	173,274	4,775	178,049	184,645
	73,243	–	525,991	9,827	535,818	609,061
Other assets	49,761	–	469	145	614	50,375
	187,850	523	583,151	9,972	593,646	781,496
Deposits
Personal	195,583	–	81,179	591	81,770	277,353
Business and government	296,166	–	155,646	724	156,370	452,536
Bank	15,093	–	7,671	9	7,680	22,773
	506,842	–	244,496	1,324	245,820	752,662
Obligations related to assets sold under repurchase agreements and securities loaned	7,974	–	–	–	–	7,974
Other liabilities	50,601	–	445	9,978	10,423	61,024
Subordinated debentures	8	–	9,864	58	9,922	9,930
	$565,425	$–	$254,805	$11,360	$266,165	$831,590

150            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

	As at October 31, 2018
	Fair value always approximates carrying value (1)	Fair value may not approximate carrying value
		Fair value measurements using				Total fair value
(Millions of Canadian dollars)		Level 1	Level 2	Level 3	Total
Interest-bearing deposits with banks	$16,197	$–	$–	$–	$–	$16,197
Amortized cost securities (2)	–	470	44,897	–	45,367	45,367
Assets purchased under reverse repurchase agreements and securities borrowed	57,099	–	18,391	–	18,391	75,490
Loans
Retail	65,847	–	323,114	5,090	328,204	394,051
Wholesale	8,889	–	154,781	4,417	159,198	168,087
	74,736	–	477,895	9,507	487,402	562,138
Other assets	45,559	–	480	166	646	46,205
	193,591	470	541,663	9,673	551,806	745,397
Deposits
Personal	184,887	–	69,606	622	70,228	255,115
Business and government	270,349	–	160,010	799	160,809	431,158
Bank	15,218	–	10,235	9	10,244	25,462
	470,454	–	239,851	1,430	241,281	711,735
Obligations related to assets sold under repurchase agreements and securities loaned	4,264	–	712	–	712	4,976
Other liabilities (3)	46,195	–	406	9,128	9,534	55,729
Subordinated debentures	–	–	9,260	59	9,319	9,319
	$520,913	$–	$250,229	$10,617	$260,846	$781,759

(1)	Certain financial instruments have not been assigned to a level as the carrying amount always approximates their fair values due to their short-term nature (instruments that are receivable or payable on demand, or with original maturity of three months or less) and insignificant credit risk.
(2)	Included in Securities – Investment, net of applicable allowance on the Consolidated Balance Sheets.
(3)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Amounts have been reclassified to conform with this presentation.

Fair values of financial assets and liabilities carried at amortized cost and disclosed in the table above are determined using the following valuation techniques and inputs.

Amortized cost securities

Fair values of government bonds, corporate bonds, and ABS are based on quoted prices. Fair values of certain Non-OECD government bonds are based on vendor prices or the discounted cash flow method with yield curves of other countries’ government bonds as inputs. For ABS, where market prices are not available, the fair value is determined using the discounted cash flow method. The inputs to the valuation model generally include market interest rates, spreads and yields derived from comparable securities, prepayment, and LGD.

Assets purchased under reverse repurchase agreements and securities borrowed, and Obligations related to assets sold under repurchase agreements and securities loaned

Valuation methods used for the long-term instruments are described in the Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy section of this note. The carrying values of short-term instruments generally approximate their fair values.

Loans – Retail

Retail loans include residential mortgages, personal and small business loans and credit cards. For residential mortgages, and personal and small business loans, we segregate the portfolio based on certain attributes such as product type, contractual interest rate, term to maturity and credit scores, if applicable. Fair values of these loans are determined by the discounted cash flow method using applicable inputs such as prevailing interest rates, contractual and posted client rates, client discounts, credit spreads, prepayment rates and loan-to-value ratios. Fair values of credit card receivables are also calculated based on a discounted cash flow method with portfolio yields, write-offs and monthly payment rates as inputs. The carrying values of short-term and variable rate loans generally approximate their fair values.

Loans – Wholesale

Where market prices are available, wholesale loans are valued based on market prices. Otherwise, fair value is determined by the discounted cash flow method using the following inputs: market interest rates and market based spreads of assets with similar credit ratings and terms to maturity, LGD, expected default frequency implied from credit default swap prices, if available, and relevant pricing information such as contractual rate, origination and maturity dates, redemption price, coupon payment frequency and date convention.

Deposits

Deposits are comprised of demand, notice, and term deposits which include senior deposit notes we have issued to provide us with long-term funding. Fair values of term deposits are determined by one of several valuation techniques: (i) for term deposits and similar instruments, we segregate the portfolio based on term to maturity. Fair values of these instruments are determined by the discounted cash flow method using inputs such as client rates for new sales of the corresponding terms; and (ii) for senior deposit notes, we use actual traded prices, vendor prices or the discounted cash flow method using a market interest rate curve and our funding spreads as inputs. The carrying values of demand, notice, and short-term term deposits generally approximate their fair values.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            151

Note 3 Fair value of financial instruments (continued)

Other assets and Other liabilities

Other assets and Other liabilities include receivables and payables relating to certain commodities. Fair values of the commodity receivables and payables are calculated by the discounted cash flow method using applicable inputs such as market interest rates, counterparties’ credit spreads, our funding spreads, commodity forward prices and spot prices.

Subordinated debentures

Fair values of Subordinated debentures are based on market prices, dealer quotes or vendor prices when available. Where prices cannot be observed, fair value is determined using the discounted cash flow method, with applicable inputs such as market interest rates and credit spreads.

152            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Note 4 Securities

Carrying value of securities

	As at October 31, 2019
	Term to maturity (1)					With no specific maturity	Total
(Millions of Canadian dollars)	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Trading (2)
Debt issued or guaranteed by:
Canadian government	$1,974	$11,265	$7,783	$1,778	$8,611	$–	$31,411
U.S. state, municipal and agencies	771	7,122	8,601	9,537	15,661	–	41,692
Other OECD government	538	1,418	2,211	1,466	863	–	6,496
Mortgage-backed securities	–	–	–	–	482	–	482
Asset-backed securities	359	63	308	267	338	–	1,335
Corporate debt and other debt
Bankers’ acceptances	433	–	–	–	–	–	433
Certificates of deposit	586	383	75	20	6	–	1,070
Other (3)	1,369	2,773	8,268	2,827	6,925	–	22,162
Equities	–	–	–	–	–	41,453	41,453
	6,030	23,024	27,246	15,895	32,886	41,453	146,534
Fair value through other comprehensive income (2)
Debt issued or guaranteed by:
Canadian government
Federal
Amortized cost	–	5	596	–	54	–	655
Fair value	–	5	595	–	57	–	657
Yield (4)	–	1.1%	1.4%	–	4.2%	–	1.7%
Provincial and municipal
Amortized cost	–	4	954	13	1,907	–	2,878
Fair value	–	4	953	14	1,927	–	2,898
Yield (4)	–	4.8%	2.7%	4.5%	2.8%	–	2.8%
U.S. state, municipal and agencies
Amortized cost	1,597	1,085	3,290	829	13,986	–	20,787
Fair value	1,598	1,087	3,294	844	14,053	–	20,876
Yield (4)	2.1%	1.8%	2.0%	2.9%	2.7%	–	2.5%
Other OECD government
Amortized cost	236	178	3,839	1	–	–	4,254
Fair value	236	178	3,836	1	–	–	4,251
Yield (4)	1.2%	2.1%	2.4%	3.8%	–	–	2.3%
Mortgage-backed securities
Amortized cost	–	–	–	206	2,503	–	2,709
Fair value	–	–	–	205	2,497	–	2,702
Yield (4)	–	–	–	3.0%	2.7%	–	2.7%
Asset-backed securities
Amortized cost	1	–	8	3,982	4,190	–	8,181
Fair value	–	–	8	3,972	4,169	–	8,149
Yield (4)	0.0%	–	3.2%	3.2%	3.1%	–	3.2%
Corporate debt and other debt
Amortized cost	1,564	3,222	12,668	79	122	–	17,655
Fair value	1,565	3,225	12,673	89	138	–	17,690
Yield (4)	1.4%	1.9%	2.0%	2.0%	3.1%	–	1.9%
Equities
Cost	–	–	–	–	–	248	248
Fair value (5)	–	–	–	–	–	463	463
Amortized cost	3,398	4,494	21,355	5,110	22,762	248	57,367
Fair value	3,399	4,499	21,359	5,125	22,841	463	57,686
Amortized Cost (2)
Debt issued or guaranteed by:
Canadian government	682	1,978	9,831	1,515	–	–	14,006
U.S. state, municipal and agencies	297	478	1,680	2,018	12,190	–	16,663
Other OECD government	2,252	1,431	1,634	–	–	–	5,317
Asset-backed securities	–	9	616	–	–	–	625
Corporate debt and other debt	400	1,853	5,717	145	58	–	8,173
Amortized cost, net of allowance	3,631	5,749	19,478	3,678	12,248	–	44,784
Fair value	3,631	5,822	19,628	3,746	12,277	–	45,104
Total carrying value of securities	$13,060	$33,272	$68,083	$24,698	$67,975	$41,916	$249,004

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            153

Note 4 Securities (continued)

	As at October 31, 2018
	Term to maturity (1)					With no specific maturity
(Millions of Canadian dollars)	Within 3 months	3 months to 1 year	1 year to 5 years	5 years to 10 years	Over 10 years		Total
Trading (2)
Debt issued or guaranteed by:
Canadian government	$1,860	$7,237	$7,983	$2,244	$6,599	$–	$25,923
U.S. state, municipal and agencies	595	3,715	9,836	5,119	13,899	–	33,164
Other OECD government	1,367	3,932	3,456	635	779	–	10,169
Mortgage-backed securities	–	–	114	93	794	–	1,001
Asset-backed securities	126	14	215	369	409	–	1,133
Corporate debt and other debt
Bankers’ acceptances	326	–	–	–	–	–	326
Certificates of deposit	300	84	48	3	25	–	460
Other (3)	2,120	4,058	6,720	3,099	5,543	–	21,540
Equities	–	–	–	–	–	34,542	34,542
	6,694	19,040	28,372	11,562	28,048	34,542	128,258
Fair value through other comprehensive income (2)
Debt issued or guaranteed by:
Canadian government
Federal
Amortized cost	–	–	173	15	56	–	244
Fair value	–	–	169	15	54	–	238
Yield (4)	–	–	1.7%	1.8%	4.5%	–	2.3%
Provincial and municipal
Amortized cost	–	51	673	236	618	–	1,578
Fair value	–	51	672	234	597	–	1,554
Yield (4)	–	1.7%	2.9%	2.0%	4.0%	–	3.1%
U.S. state, municipal and agencies
Amortized cost	1,355	132	2,766	635	13,112	–	18,000
Fair value	1,355	131	2,768	643	13,239	–	18,136
Yield (4)	2.4%	2.1%	2.3%	3.2%	3.0%	–	2.8%
Other OECD government
Amortized cost	225	86	1,090	67	1	–	1,469
Fair value	225	86	1,091	67	1	–	1,470
Yield (4)	0.6%	2.4%	2.3%	1.4%	4.2%	–	2.0%
Mortgage-backed securities
Amortized cost	–	–	59	193	1,924	–	2,176
Fair value	–	–	59	193	1,922	–	2,174
Yield (4)	–	–	1.6%	3.4%	2.9%	–	2.9%
Asset-backed securities
Amortized cost	–	–	–	2,662	4,442	–	7,104
Fair value	–	–	–	2,657	4,445	–	7,102
Yield (4)	–	–	–	3.6%	3.4%	–	3.4%
Corporate debt and other debt
Amortized cost	4,119	1,769	10,785	399	367	–	17,439
Fair value	4,120	1,772	10,783	390	354	–	17,419
Yield (4)	1.5%	1.8%	2.0%	3.0%	4.1%	–	1.9%
Equities
Cost	–	–	–	–	–	222	222
Fair value (5)	–	–	–	–	–	406	406
Amortized cost	5,699	2,038	15,546	4,207	20,520	222	48,232
Fair value	5,700	2,040	15,542	4,199	20,612	406	48,499
Amortized Cost (2)
Debt issued or guaranteed by:
Canadian government	1,762	1,427	10,863	2,381	–	–	16,433
U.S. state, municipal and agencies	69	115	2,231	2,177	9,736	–	14,328
Other OECD government	2,601	1,386	2,800	–	–	–	6,787
Asset-backed securities	–	5	1,035	29	–	–	1,069
Corporate debt and other debt	253	1,434	5,566	161	78	–	7,492
Amortized cost, net of allowance	4,685	4,367	22,495	4,748	9,814	–	46,109
Fair value	4,687	4,360	22,286	4,635	9,399	–	45,367
Total carrying value of securities	$17,079	$25,447	$66,409	$20,509	$58,474	$34,948	$222,866

(1)	Actual maturities may differ from contractual maturities shown above as borrowers may have the right to extend or prepay obligations with or without penalties.
(2)	Trading securities and FVOCI securities are recorded at fair value. Amortized cost securities, included in Investment securities, are recorded at amortized cost and presented net of allowance for credit losses.
(3)	Primarily composed of corporate debt, supra-national debt, and commercial paper.
(4)	The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the year for the respective securities.
(5)	Certain equity securities that are not held-for-trading purposes are designated as FVOCI. During the year ended October 31, 2019, we disposed of $129 million of equity securities measured at FVOCI (October 31, 2018 – $8 million). The cumulative gain on the date of disposals was $1 million (October 31, 2018 – $(1) million).

154            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Unrealized gains and losses on securities at FVOCI (1), (2)

	As at
	October 31, 2019				October 31, 2018

(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal (3)	$655	$3	$(1)	$657	$244	$–	$(6)	$238
Provincial and municipal	2,878	43	(23)	2,898	1,578	2	(26)	1,554
U.S. state, municipal and agencies (3)	20,787	215	(126)	20,876	18,000	285	(149)	18,136
Other OECD government	4,254	2	(5)	4,251	1,469	2	(1)	1,470
Mortgage-backed securities (3)	2,709	1	(8)	2,702	2,176	1	(3)	2,174
Asset-backed securities
CDO	7,334	1	(35)	7,300	6,248	1	(10)	6,239
Non-CDO securities	847	4	(2)	849	856	9	(2)	863
Corporate debt and other debt	17,655	45	(10)	17,690	17,439	22	(42)	17,419
Equities	248	218	(3)	463	222	186	(2)	406
	$57,367	$532	$(213)	$57,686	$48,232	$508	$(241)	$48,499

(1)	Excludes $44,784 million of held-to-collect securities as at October 31, 2019 that are carried at amortized cost, net of allowance for credit losses (October 31, 2018 – $46,109 million).
(2)	Gross unrealized gains and losses includes $(3) million of allowance for credit losses on debt securities at FVOCI as at October 31, 2019 (October 31, 2018 – $11 million) recognized in income and Other components of equity.
(3)	The majority of the MBS are residential. Cost/Amortized cost, Gross unrealized gains, Gross unrealized losses and Fair value related to commercial MBS are $2,051 million, $1 million, $6 million and $2,046 million, respectively as at October 31, 2019 (October 31, 2018 – $1,442 million, $nil, $6 million and $1,436 million, respectively).

Allowance for credit losses on investment securities

The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:

•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•

Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•

Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Allowance for credit losses – securities at FVOCI (1)

	For the year ended
	October 31, 2019				October 31, 2018
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$4	$7	$–	$11	$3	$22	$–	$25
Provision for credit losses
Transfers to stage 1	–	–	–	–	5	(5)	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	(36)	–	36	–
Purchases	5	–	–	5	85	–	–	85
Sales and maturities	(3)	(7)	–	(10)	(47)	(17)	25	(39)
Changes in risk, parameters and exposures	(2)	1	(8)	(9)	(8)	7	–	(1)
Write-offs	–	–	–	–	–	–	(62)	(62)
Exchange rate and other	–	(1)	1	–	2	–	1	3
Balance at end of period	$4	$–	$(7)	$(3)	$4	$7	$–	$11

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit impaired securities.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            155

Note 4 Securities (continued)

Allowance for credit losses – securities at amortized cost

	For the year ended
	October 31, 2019				October 31, 2018
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$6	$32	$–	$38	$9	$45	$–	$54
Provision for credit losses
Transfers to stage 1	–	–	–	–	3	(3)	–	–
Transfers to stage 2	–	–	–	–	(7)	7	–	–
Transfers to stage 3	–	–	–	–	–	(2)	2	–
Purchases	7	–	–	7	5	–	–	5
Sales and maturities	(1)	–	–	(1)	(3)	(11)	–	(14)
Changes in risk, parameters and exposures	(6)	(15)	–	(21)	(2)	(3)	–	(5)
Write-offs	–	–	–	–	–	–	(2)	(2)
Exchange rate and other	(1)	2	–	1	1	(1)	–	–
Balance at end of period	$5	$19	$–	$24	$6	$32	$–	$38

Credit risk exposure by internal risk rating

The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses, as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of Management’s Discussion and Analysis.

	As at
	October 31, 2019				October 31, 2018
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$56,671	$1	$–	$56,672	$46,956	$479	$–	$47,435
Non-investment grade	400	1	–	401	500	33	–	533
Impaired	–	–	150	150	–	–	125	125
	$57,071	$2	$150	$57,223	$47,456	$512	$125	$48,093
Items not subject to impairment (2)				463				406
				$57,686				$48,499
Securities at amortized cost
Investment grade	$43,681	$46	$–	$43,727	$44,958	$119	$–	$45,077
Non-investment grade	695	386	–	1,081	367	703	–	1,070
Impaired	–	–	–	–	–	–	–	–
	$44,376	$432	$–	$44,808	$45,325	$822	$–	$46,147
Allowance for credit losses	5	19	–	24	6	32	–	38
Amortized cost	$44,371	$413	$–	$44,784	$45,319	$790	$–	$46,109

(1)	Includes $150 million of purchased credit impaired securities (October 31, 2018 – $125 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Note 5 Loans and allowance for credit losses

Loans by geography and portfolio net of allowance

	As at October 31, 2019

(Millions of Canadian dollars)	Canada	United States	Other International	Total	Allowance for losses (1)	Total net of allowance
Retail (2)
Residential mortgages	$287,767	$17,012	$3,312	$308,091	$(402)	$307,689
Personal	81,547	7,399	3,304	92,250	(762)	91,488
Credit cards (3)	19,617	439	255	20,311	(791)	19,520
Small business (4)	5,434	–	–	5,434	(50)	5,384
Wholesale (2), (5)	124,312	53,782	17,776	195,870	(1,095)	194,775
Total loans	$518,677	$78,632	$24,647	$621,956	$(3,100)	$618,856
Undrawn loan commitments – Retail	208,336	5,063	801	214,200	(225)
Undrawn loan commitments – Wholesale	101,017	176,022	54,982	332,021	(70)

156            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

	As at October 31, 2018

(Millions of Canadian dollars)	Canada	United States	Other International	Total	Allowance for losses (1)	Total net of allowance
Retail (2)
Residential mortgages	$265,831	$13,493	$3,147	$282,471	$(382)	$282,089
Personal	82,112	7,172	3,416	92,700	(841)	91,859
Credit cards (3)	18,793	368	254	19,415	(725)	18,690
Small business (4)	4,866	–	–	4,866	(49)	4,817
Wholesale (2), (5)	103,069	59,442	17,767	180,278	(915)	179,363
Total loans	$474,671	$80,475	$24,584	$579,730	$(2,912)	$576,818
Undrawn loan commitments – Retail (6)	199,395	4,007	1,250	204,652	(90)
Undrawn loan commitments – Wholesale (6)	96,146	169,910	53,797	319,853	(64)

(1)	Excludes allowance for loans measured at FVOCI of $nil (October 31, 2018 – $1 million).
(2)	Geographic information is based on residence of the borrower.
(3)	The credit cards business is managed as a single portfolio and includes both consumer and business cards.
(4)	Includes small business exposure managed on a pooled basis.
(5)	Includes small business exposure managed on an individual client basis.
(6)	Amounts have been revised from those previously presented.

Loans maturity and rate sensitivity

	As at October 31, 2019
	Maturity term (1)				Rate sensitivity

(Millions of Canadian dollars)	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$216,610	$187,721	$21,755	$426,086	$114,736	$304,448	$6,902	$426,086
Wholesale	154,445	30,512	10,913	195,870	27,329	165,502	3,039	195,870
Total loans	$371,055	$218,233	$32,668	$621,956	$142,065	$469,950	$9,941	$621,956
Allowance for loan losses				(3,100)				(3,100)
Total loans net of allowance for loan losses				$618,856				$618,856

	As at October 31, 2018
	Maturity term (1)				Rate sensitivity

(Millions of Canadian dollars)	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$217,188	$163,291	$18,973	$399,452	$123,826	$268,793	$6,833	$399,452
Wholesale	144,208	27,789	8,281	180,278	31,016	147,970	1,292	180,278
Total loans	$361,396	$191,080	$27,254	$579,730	$154,842	$416,763	$8,125	$579,730
Allowance for loan losses				(2,912)				(2,912)
Total loans net of allowance for loan losses				$576,818				$576,818

(1)	Generally, based on the earlier of contractual repricing or maturity date.
(2)	Includes variable rate loans that can be repriced at the clients’ discretion without penalty.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            157

Note 5 Loans and allowance for credit losses (continued)

Allowance for credit losses

	For the year ended
	October 31, 2019					October 31, 2018

(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs (1)	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$382	$68	$(37)	$(11)	$402	$378	$47	$(43)	$–	$382
Personal	895	526	(474)	(12)	935	826	513	(431)	(13)	895
Credit cards	760	590	(518)	–	832	693	534	(468)	1	760
Small business	51	41	(28)	(3)	61	49	33	(28)	(3)	51
Wholesale	979	661	(397)	(78)	1,165	1,010	156	(142)	(45)	979
Customers’ liability under acceptances	21	5	–	(2)	24	20	–	–	1	21
	$3,088	$1,891	$(1,454)	$(106)	$3,419	$2,976	$1,283	$(1,112)	$(59)	$3,088
Presented as:
Allowance for loan losses	$2,912				$3,100	$2,749				$2,912
Other liabilities – Provisions	154				295	207				154
Customers’ liability under acceptances	21				24	20				21
Other components of equity	1				–	–				1

(1)	Loans written-off are generally subject to continued collection efforts for a period of time following write-off. The contractual amount outstanding on loans written-off during the year ended October 31, 2019 that are no longer subject to enforcement activity was $179 million (October 31, 2018 – $83 million).

The following table reconciles the opening and closing allowance for loans and commitments, by stage, for each major product category.

Reconciling items include the following:

•	Model changes, which generally comprise the impact of significant changes to the quantitative models used to estimate expected credit losses and any staging impacts that may arise.
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•

Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•

Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in stage 1 and stage 2.

158            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Allowance for credit losses – Retail and Wholesale loans

	For the year ended
	October 31, 2019				October 31, 2018
	Performing		Impaired		Performing		Impaired

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$142	$64	$176	$382	$140	$65	$173	$378
Provision for credit losses
Model changes	–	–	–	–	20	2	4	26
Transfers to stage 1	87	(66)	(21)	–	59	(59)	–	–
Transfers to stage 2	(13)	16	(3)	–	(18)	23	(5)	–
Transfers to stage 3	(3)	(31)	34	–	(2)	(16)	18	–
Originations	51	–	–	51	63	1	–	64
Maturities	(14)	(10)	–	(24)	(13)	(10)	–	(23)
Changes in risk, parameters and exposures	(104)	104	41	41	(110)	56	34	(20)
Write-offs	–	–	(45)	(45)	–	–	(51)	(51)
Recoveries	–	–	8	8	–	–	8	8
Exchange rate and other	–	–	(11)	(11)	3	2	(5)	–
Balance at end of period	$146	$77	$179	$402	$142	$64	$176	$382

Personal
Balance at beginning of period	$242	$512	$141	$895	$278	$427	$121	$826
Provision for credit losses
Model changes	23	(48)	–	(25)	(10)	1	(6)	(15)
Transfers to stage 1	544	(537)	(7)	–	712	(712)	–	–
Transfers to stage 2	(87)	88	(1)	–	(140)	141	(1)	–
Transfers to stage 3	(2)	(142)	144	–	(3)	(157)	160	–
Originations	101	1	–	102	107	5	–	112
Maturities	(31)	(112)	–	(143)	(33)	(130)	–	(163)
Changes in risk, parameters and exposures	(517)	758	351	592	(668)	938	309	579
Write-offs	–	–	(600)	(600)	–	–	(552)	(552)
Recoveries	–	–	126	126	–	–	121	121
Exchange rate and other	(1)	–	(11)	(12)	(1)	(1)	(11)	(13)
Balance at end of period	$272	$520	$143	$935	$242	$512	$141	$895

Credit cards
Balance at beginning of period	$161	$599	$–	$760	$251	$442	$–	$693
Provision for credit losses
Model changes	–	–	–	–	(65)	64	–	(1)
Transfers to stage 1	452	(452)	–	–	693	(693)	–	–
Transfers to stage 2	(81)	81	–	–	(123)	123	–	–
Transfers to stage 3	(2)	(341)	343	–	(2)	(227)	229	–
Originations	5	–	–	5	11	2	–	13
Maturities	(5)	(27)	–	(32)	(12)	(60)	–	(72)
Changes in risk, parameters and exposures	(358)	800	175	617	(592)	947	239	594
Write-offs	–	–	(655)	(655)	–	–	(599)	(599)
Recoveries	–	–	137	137	–	–	131	131
Exchange rate and other	1	(1)	–	–	–	1	–	1
Balance at end of period	$173	$659	$–	$832	$161	$599	$–	$760

Small business
Balance at beginning of period	$17	$16	$18	$51	$15	$15	$19	$49
Provision for credit losses
Model changes	11	(7)	–	4	–	–	–	–
Transfers to stage 1	18	(18)	–	–	31	(31)	–	–
Transfers to stage 2	(3)	3	–	–	(5)	5	–	–
Transfers to stage 3	–	(9)	9	–	–	(11)	11	–
Originations	13	–	–	13	10	–	–	10
Maturities	(5)	(8)	–	(13)	(4)	(9)	–	(13)
Changes in risk, parameters and exposures	(22)	32	27	37	(31)	48	19	36
Write-offs	–	–	(36)	(36)	–	–	(35)	(35)
Recoveries	–	–	8	8	–	–	7	7
Exchange rate and other	–	1	(4)	(3)	1	(1)	(3)	(3)
Balance at end of period	$29	$10	$22	$61	$17	$16	$18	$51

Wholesale
Balance at beginning of period	$274	$340	$365	$979	$251	$352	$407	$1,010
Provision for credit losses
Model changes	–	–	–	–	(17)	(12)	(6)	(35)
Transfers to stage 1	145	(133)	(12)	–	207	(207)	–	–
Transfers to stage 2	(33)	36	(3)	–	(66)	93	(27)	–
Transfers to stage 3	(5)	(57)	62	–	(2)	(43)	45	–
Originations	239	44	–	283	227	46	–	273
Maturities	(162)	(165)	–	(327)	(153)	(179)	–	(332)
Changes in risk, parameters and exposures	(178)	331	552	705	(176)	289	137	250
Write-offs	–	–	(440)	(440)	–	–	(207)	(207)
Recoveries	–	–	43	43	–	–	65	65
Exchange rate and other	1	–	(79)	(78)	3	1	(49)	(45)
Balance at end of period	$281	$396	$488	$1,165	$274	$340	$365	$979

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            159

Note 5 Loans and allowance for credit losses (continued)

Key inputs and assumptions

The measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions. The key drivers of changes in expected credit losses include the following:

•	Changes in the credit quality of the borrower or instrument, primarily reflected in changes in internal risk ratings;
•

Changes in forward-looking macroeconomic conditions, specifically the macroeconomic variables to which our models are calibrated, which are those most closely correlated with credit losses in the relevant portfolio;

•	Changes in scenario design and the weights assigned to each scenario; and
•	Transfers between stages, which can be triggered by changes to any of the above inputs.

Internal risk ratings

Internal risk ratings are assigned according to the risk management framework outlined under the headings “Wholesale credit risk” and “Retail credit risk” of the Credit risk section of Management’s Discussion and Analysis. Changes in internal risk ratings are primarily reflected in the PD parameters, which are estimated based on our historical loss experience at the relevant risk segment or risk rating level, adjusted for forward-looking information.

Forward looking macroeconomic variables

The PD, LGD and EAD inputs used to estimate stage 1 and stage 2 credit loss allowances are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio. Each macroeconomic scenario used in our expected credit loss calculation includes a projection of all relevant macroeconomic variables used in our models for a five year period, reverting to long-run averages generally within the 2 to 5 year period. Depending on their usage in the models, macroeconomic variables are projected at a country, province/state or more granular level. These include one or more of the variables described below, which differ by portfolio and region.

The following table shows the primary macroeconomic variables used in the models to estimate ACL on performing loans, commitments, and acceptances. The downside scenario reflects a negative macroeconomic event occurring within the first 12 months, with conditions deteriorating for up to two years, followed by a recovery for the remainder of the period. This scenario is grounded in historical experience and assumes a monetary policy response that returns the economy to a long-run, sustainable growth rate within the forecast period. The upside scenario reflects stronger economic growth than the base scenario for the first two years, without a monetary policy response, followed by a return to a long-run sustainable growth rate within the forecast period.

	As at
	October 31, 2019						October 31, 2018
	Base Scenario		Upside Scenario		Downside Scenario		Base Scenario		Upside Scenario		Downside Scenario

Driver	Next 12 months	2 to 5 years	Next 12 months	2 to 5 years	Next 12 months	2 to 5 years	Next 12 months	2 to 5 years	Next 12 months	2 to 5 years	Next 12 months	2 to 5 years
Unemployment rate: (1)
Canada	5.8%	6.0%	5.4%	4.8%	6.6%	6.8%	5.8%	6.0%	5.7%	5.1%	6.8%	7.1%
U.S.	3.8%	4.2%	3.7%	3.4%	4.8%	5.3%	3.6%	4.1%	3.6%	3.3%	4.8%	5.3%
Gross domestic product: (2)
Canada	1.6%	1.8%	2.4%	2.1%	(2.0)%	2.8%	1.7%	1.7%	2.3%	2.1%	(2.0)%	2.7%
U.S.	1.7%	1.5%	2.1%	1.9%	(2.3)%	2.6%	2.1%	1.4%	2.1%	1.9%	(2.3)%	2.6%
Oil price (West Texas Intermediate) average price (US$) (3)	$ 59	$ 68	$ 69	$ 70	$ 43	$ 56	$ 76	$ 72	$ 88	$ 76	$ 56	$ 61
Canadian housing price index growth rate (4)	4.5%	4.7%	5.3%	2.5%	(9.2)%	5.8%	0.1%	3.9%	5.3%	2.5%	(9.2)%	5.8%

(1)	Represents the average quarterly unemployment level over the period.
(2)	Represents the average quarter-over-quarter gross domestic product annualized over the period.
(3)	Represents the average quarterly price per barrel over the period.
(4)	Growth rates are calculated on an annualized basis spanning years 2 to 5.

The primary variables driving credit losses in our retail portfolios are Canadian unemployment rates, Canadian gross domestic product and Canadian housing price index. The Canadian overnight interest rate also impacts our retail portfolios. Our wholesale portfolios are affected by all of the variables in the table above; however, the specific variables differ by sector. Other variables also impact our wholesale portfolios including, but not limited to, the U.S. 10 year BBB corporate bond yields, the U.S. 10 year government bond yields, the TSX and S&P 500 indices, natural gas prices (Henry Hub) and the commercial real estate price index.

Increases in the following macroeconomic variables will generally correlate with higher expected credit losses: Canadian and U.S. unemployment rates, Canadian overnight interest rates, U.S. 10 year BBB corporate bond yields, and U.S. 10 year government bond yields.

Increases in the following macroeconomic variables will generally correlate with lower expected credit losses: Canadian housing price index, Canadian and U.S. gross domestic products, TSX index, S&P 500 index, oil prices, natural gas prices, and commercial real estate price index.

In addition to the scenarios described above, two additional downside scenarios were designed for the energy and real estate sectors. The average oil price (West Texas Intermediate) used in our energy downside scenario in the next 12 months is $25 per barrel, and subsequently recovers to an average price of $45 per barrel in the following 2 to 5 years (October 31, 2018 – $27 and $45 per barrel). The housing price index in our real estate downside scenario contracts by 30% in the next twelve months, and subsequently recovers to an average growth rate of 11% on an annualized basis in the following 2 to 5 years (October 31, 2018 – (30)% and 11%).

160            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Scenario design and weightings

Our estimation of expected credit losses in stage 1 and stage 2 considers five distinct future macroeconomic scenarios. Scenarios are designed to capture a wide range of possible outcomes and are weighted according to our expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. We then weight each scenario to take into account historical frequency, current trends, and forward-looking conditions which will change over time. The base case scenario is based on forecasts of the expected rate, value or yield for each of the macroeconomic variables identified above. The upside and downside scenarios are set by adjusting our base projections to construct reasonably possible scenarios and weightings that are more optimistic and pessimistic, respectively, than the base case. As described above, two additional downside scenarios capture the non-linear nature of potential credit losses across our portfolios.

The impact of each of our five scenarios varies across our portfolios given the portfolios have different sensitivities to movements in each macroeconomic variable.

The impact of weighting these multiple scenarios increased our ACL on performing loans, relative to our base scenario, by $376 million at October 31, 2019 (October 31, 2018 – $290 million).

Transfers between stages

Transfers between stage 1 and stage 2 are based on the assessment of significant increases in credit risk relative to initial recognition, as described in Note 2. The impact of moving from 12 months expected credit losses to lifetime expected credit losses, or vice versa, varies by product and is dependent on the expected remaining life at the date of the transfer. Stage transfers may result in significant fluctuations in expected credit losses.

The following table illustrates the impact of staging on our ACL by comparing our allowance if all performing loans were in stage 1 to the actual ACL recorded on these assets.

	As at

	October 31, 2019			October 31, 2018

	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL	ACL – All performing loans in Stage 1	Impact of staging	Stage 1 and 2 ACL
Performing loans (1)	$1,737	$826	$2,563	$1,526	$841	$2,367

(1)	Represents loans and commitments in stage 1 and stage 2.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            161

Note 5 Loans and allowance for credit losses (continued)

Credit risk exposure by internal risk rating

The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of Management’s Discussion and Analysis.

	As at
	October 31, 2019				October 31, 2018

(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Retail
Loans outstanding – Residential mortgages
Low risk	$238,377	$6,764	$–	$245,141	$222,026	$3,688	$–	$225,714
Medium risk	14,033	1,347	–	15,380	13,681	1,369	–	15,050
High risk	2,843	2,722	–	5,565	2,577	2,897	–	5,474
Not rated (2)	40,030	726	–	40,756	34,670	578	–	35,248
Impaired	–	–	732	732	–	–	726	726
	295,283	11,559	732	307,574	272,954	8,532	726	282,212
Items not subject to impairment (3)				517				259
Total				308,091				282,471
Loans outstanding – Personal
Low risk	$71,619	$1,944	$–	$73,563	$71,763	$1,256	$–	$73,019
Medium risk	5,254	3,011	–	8,265	6,124	1,925	–	8,049
High risk	843	1,874	–	2,717	998	1,672	–	2,670
Not rated (2)	7,293	105	–	7,398	8,595	64	–	8,659
Impaired	–	–	307	307	–	–	303	303
Total	85,009	6,934	307	92,250	87,480	4,917	303	92,700
Loans outstanding – Credit cards
Low risk	$13,840	$103	$–	$13,943	$13,185	$100	$–	$13,285
Medium risk	2,250	1,827	–	4,077	2,234	1,632	–	3,866
High risk	137	1,432	–	1,569	139	1,331	–	1,470
Not rated (2)	677	45	–	722	764	30	–	794
Total	16,904	3,407	–	20,311	16,322	3,093	–	19,415
Loans outstanding –Small business
Low risk	$2,200	$107	$–	$2,307	$2,004	$46	$–	$2,050
Medium risk	2,163	563	–	2,726	2,230	102	–	2,332
High risk	138	196	–	334	95	178	–	273
Not rated (2)	10	–	–	10	166	1	–	167
Impaired	–	–	57	57	–	–	44	44
Total	4,511	866	57	5,434	4,495	327	44	4,866
Undrawn loan commitments – Retail (4)
Low risk	$196,743	$1,894	$–	$198,637	$182,426	$1,270	$–	$183,696
Medium risk	8,251	246	–	8,497	10,794	239	–	11,033
High risk	851	208	–	1,059	3,740	166	–	3,906
Not rated (2)	5,861	146	–	6,007	5,937	80	–	6,017
Total	211,706	2,494	–	214,200	202,897	1,755	–	204,652
Wholesale – Loans outstanding
Investment grade	$47,133	$97	$–	$47,230	$46,869	$324	$–	$47,193
Non-investment grade	119,778	11,940	–	131,718	106,027	10,190	–	116,217
Not rated (2)	5,862	320	–	6,182	6,692	411	–	7,103
Impaired	–	–	1,829	1,829	–	–	1,096	1,096
	172,773	12,357	1,829	186,959	159,588	10,925	1,096	171,609
Items not subject to impairment (3)				8,911				8,669
Total				195,870				180,278
Undrawn loan commitments – Wholesale (4)
Investment grade	$222,819	$18	$–	$222,837	$220,626	$92	$–	$220,718
Non-investment grade	96,191	9,007	–	105,198	87,894	6,995	–	94,889
Not rated (2)	3,986	–	–	3,986	4,246	–	–	4,246
Total	322,996	9,025	–	332,021	312,766	7,087	–	319,853

(1)	As at October 31, 2019, 86% of credit-impaired loans were either fully or partially collateralized (October 31, 2018 – 88%). For details on the types of collateral held against credit-impaired assets and our policies on collateral, refer to the Credit risk mitigation section of Management’s Discussion and Analysis.
(2)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessments or rating methodologies, policies and tools to manage our credit risk.
(3)	Items not subject to impairment are loans held at FVTPL.
(4)	Amounts have been revised from those previously presented.

162            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Loans past due but not impaired (1)

	As at
	October 31, 2019				October 31, 2018

(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,173	$1,369	$186	$4,728	$2,995	$1,402	$179	$4,576
Wholesale	1,543	460	3	2,006	1,246	468	–	1,714
	$4,716	$1,829	$189	$6,734	$4,241	$1,870	$179	$6,290

(1)	Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Note 6 Derecognition of financial assets

We enter into transactions in which we transfer financial assets such as loans or securities to structured entities or other third parties. The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition as we continue to be exposed to substantially all of the risks and rewards of the transferred assets, such as prepayment, credit, price, interest rate and foreign exchange risks.

Transferred financial assets not derecognized

Securitization of Canadian residential mortgage loans

We periodically securitize insured Canadian residential mortgage loans through the creation of MBS pools under the National Housing Act MBS (NHA MBS) program. All loans securitized under the NHA MBS program are required to be insured by the Canadian Mortgage and Housing Corporation (CMHC) or a third-party insurer. We require the borrower to pay for mortgage insurance when the loan amount is greater than 80% of the original appraised value of the property (loan-to-value (LTV) ratio). For residential mortgage loans securitized under this program with LTV ratios less than 80%, we are required to insure the mortgages at our own expense. Under the NHA MBS program, we are responsible for making all payments due on our issued MBS, regardless of whether we collect the necessary funds from the mortgagor or the insurer. When a borrower defaults on a mortgage, we submit a claim to the insurer if the amount recovered from the collection or foreclosure process is lower than the sum of the principal balance, accrued interest and collection costs on the outstanding loan. The insurance claim process is managed by the insurance provider in accordance with the insurer’s policies and covers the entire unpaid loan balance plus generally up to 12 months of interest, selling costs and other eligible expenses. If an insurance claim is denied, a loss is recognized in Provision for credit losses in our Consolidated Statements of Income. The amount recorded as a loss is not significant to our Consolidated Financial Statements and no significant losses were incurred due to legal action arising from mortgage default during 2019 and 2018.

We sell the NHA MBS pools primarily to a government-sponsored structured entity under the Canada Mortgage Bond (CMB) program. The entity periodically issues CMBs, which are guaranteed by the government, and sells them to third-party investors. Proceeds of the CMB issuances are used by the entity to purchase the NHA MBS pools from eligible NHA MBS issuers who participate in the issuance of a particular CMB series. Our continuing involvement includes servicing the underlying residential mortgage loans we have securitized, either ourselves or through a third-party servicer. We also act as counterparty in interest rate swap agreements where we pay the entity the interest due to CMB investors and receive the interest on the underlying MBS and reinvested assets. As part of the swaps, we are also required to maintain a principal reinvestment account for principal payments received on the underlying mortgage loans to meet the repayment obligation upon maturity of the CMB. We reinvest the collected principal payments in permitted investments as outlined in the swap agreements.

We have determined that certain of the NHA MBS program loans transferred to the entity do not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. As a result, these transferred MBS continue to be classified as residential mortgage loans and recognized on our Consolidated Balance Sheets. The cash received for these transferred MBS is treated as a secured borrowing and a corresponding liability is recorded in Deposits – Business and government on our Consolidated Balance Sheets.

Securities sold under repurchase agreements and securities loaned

We also enter into transactions such as repurchase agreements and securities lending agreements where we transfer assets under agreements to repurchase them at a future date and retain substantially all of the risks and rewards associated with the assets. These transferred assets remain on our Consolidated Balance Sheets and are accounted for as collateralized borrowing transactions.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            163

Note 6 Derecognition of financial assets (continued)

The following table provides information on the carrying amount and fair value of the transferred assets that did not qualify for derecognition, and their associated liabilities.

	As at
	October 31, 2019				October 31, 2018

(Millions of Canadian dollars)	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total	Canadian residential mortgage loans (1), (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total
Carrying amount of transferred assets that do not qualify for derecognition	$32,794	$220,250	$6,336	$259,380	$34,105	$202,543	$4,271	$240,919
Carrying amount of associated liabilities	32,615	220,250	6,336	259,201	33,975	202,543	4,271	240,789
Fair value of transferred assets	$32,757	$220,250	$6,336	$259,343	$33,490	$202,544	$4,271	$240,305
Fair value of associated liabilities	33,143	220,250	6,336	259,729	33,916	202,544	4,271	240,731
Fair value of net position	$(386)	$–	$–	$(386)	$(426)	$–	$–	$(426)

(1)	Includes Canadian residential mortgage loans transferred primarily to Canada Housing Trust at the initial securitization and other permitted investments used for funding requirements after the initial securitization.
(2)	CMB investors have legal recourse only to the transferred assets, and do not have recourse to our general assets.
(3)	Does not include over-collateralization of assets pledged.

Note 7 Structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our financing and investing needs as well as those of our customers. A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities. We consolidate a structured entity when we control the entity in accordance with our accounting policy as described in Note 2. In other cases, we may sponsor or have an interest in such an entity but may not consolidate it.

Consolidated structured entities

We consolidate the following structured entities, whose assets and liabilities are recorded on our Consolidated Balance Sheets. Third-party investors in these structured entities generally have recourse only to the assets of the related entity and do not have recourse to our general assets unless we breach our contractual obligations to those entities. In the ordinary course of business, the assets of each consolidated structured entity can generally only be used to settle the obligations of that entity.

RBC-administered multi-seller conduits

We generally do not maintain ownership in the multi-seller conduits that we administer and generally do not have rights to, or control of, their assets. However, we issue asset-backed commercial paper (ABCP) through a multi-seller conduit that does not have a first loss investor with substantive power to direct the significant operating activities of the conduit. This conduit is consolidated because we have exposure to variability of returns from performance in the multi-seller arrangements through providing transaction-specific and program-wide liquidity, credit and loan facilities to the conduit and have decision-making power over the relevant activities. As of October 31, 2019, $1.2 billion of financial assets held by the conduit was included in Loans (October 31, 2018 – $2.4 billion) and $0.7 billion of ABCP issued by the conduit was included in Deposits (October 31, 2018 – $1.3 billion) on our Consolidated Balance Sheets.

Credit card securitization vehicle

We securitize a portion of our credit card receivables through a structured entity on a revolving basis. The entity purchases co-ownership interests in a pool of credit card receivables and issues senior and subordinated term notes collateralized by that co-ownership interest in the underlying pool of credit card receivables. Investors who purchase the term notes have recourse only to that co-ownership interest in the underlying pool of credit card receivables.

We continue to service the credit card receivables and perform an administrative role for the entity. We also retain risk in the underlying pool of credit card receivables through our retained interest in the transferred assets, the cash reserve balance we fund from time to time, and also through certain subordinated notes which we retain. Additionally, we may own some senior notes as investments or for market-making activities, we have provided subordinated loans to the entity to pay upfront expenses, and we act as counterparty to interest rate and cross currency swap agreements which hedge the entity’s interest rate and currency risk exposure.

We consolidate the structured entity because we have decision-making power over the timing and size of future issuances and other relevant activities which were predetermined by us at inception. We also obtain significant funding benefits and are exposed to variability from the performance of the underlying credit card receivables through our retained interest. As at October 31, 2019, $7.1 billion of notes issued by our credit card securitization vehicle were included in Deposits on our Consolidated Balance Sheets (October 31, 2018 – $8.5 billion).

164            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Collateralized commercial paper vehicle

We established a funding vehicle that provides loans to us and finances those loans by issuing commercial paper to third-party investors. The structured entity’s commercial paper carries an equivalent credit rating to RBC because we are obligated to advance funds to the entity in the event there are insufficient funds from other sources to settle maturing commercial paper. We pledge collateral to secure the loans and are exposed to the market and credit risks of the pledged securities.

We consolidate the structured entity because we have decision-making power over the relevant activities, are the sole borrower from the structure, and are exposed to a majority of the residual ownership risks through the credit support provided. As at October 31, 2019, $16.2 billion of commercial paper issued by the vehicle was included in Deposits on our Consolidated Balance Sheets (October 31, 2018 – $16.6 billion).

Covered bonds

We periodically transfer mortgages to RBC Covered Bond Guarantor Limited Partnership (the Guarantor LP) to support funding activities and asset coverage requirements under our covered bonds program. The Guarantor LP was created to guarantee interest and principal payments under the covered bond program. The covered bonds guaranteed by the Guarantor LP are direct, unsecured and unconditional obligations of RBC; therefore, investors have a claim against the Bank which will continue if the covered bonds are not paid by the Bank and the mortgage assets in the Guarantor LP are insufficient to satisfy the obligations owing on the covered bonds. We act as general partner, limited partner, swap counterparty, lender and liquidity provider to the Guarantor LP, servicer for the underlying mortgages as well as the registered issuer of the covered bonds.

We consolidate the Guarantor LP as we have the decision-making power over the relevant activities through our role as general partner and are exposed to variability from the performance of the underlying mortgages. As at October 31, 2019, the total amount of mortgages transferred and outstanding was $53.9 billion (October 31, 2018 – $53.0 billion) and $39.8 billion of covered bonds were recorded as Deposits on our Consolidated Balance Sheets (October 31, 2018 – $36.9 billion).

Municipal bond TOB structures

We sell taxable and tax-exempt municipal bonds into Tender Option Bond (TOB) structures, which consist of a credit enhancement (CE) trust and a TOB trust. The CE trust purchases a bond from us, financed with a trust certificate issued to the TOB trust. The TOB trust then issues floating-rate certificates to short-term investors and a residual certificate that is held by us. We are the remarketing agent for the floating-rate certificates and provide a liquidity facility to the TOB trust which requires us to purchase any certificates tendered but not successfully remarketed. We also provide a letter of credit to the CE trust under which we are required to extend funding if there are any losses on the underlying bonds. We earn interest on the residual certificate and receive market-based fees for acting as remarketing agent and providing the liquidity facility and letter of credit.

We consolidate both the CE trust and TOB trust when we are the holder of the residual certificate as we have decision-making power over the relevant activities, including the selection of the underlying municipal bonds and the ability to terminate the structure, and are exposed to variability from the performance of the underlying municipal bonds. As at October 31, 2019, $8.3 billion of municipal bonds were included in Investment securities related to consolidated TOB structures (October 31, 2018 – $7.1 billion) and a corresponding $8.7 billion of floating-rate certificates were included in Deposits on our Consolidated Balance Sheets (October 31, 2018 – $7.6 billion).

RBC managed investment funds

We are sponsors and investment managers of mutual and pooled funds, which give us the ability to direct the investment decisions of the funds. We consolidate those mutual and pooled funds in which our interests, which include direct investment in seed capital plus management or performance fees, indicate that we are acting as a principal. As at October 31, 2019, $465 million of Trading securities held in the consolidated funds (October 31, 2018 – $548 million) and $95 million of Other liabilities representing the fund units held by third parties (October 31, 2018 – $128 million) were recorded on our Consolidated Balance Sheets.

Unconsolidated structured entities

We have interests in certain structured entities that we do not consolidate but have recorded assets and liabilities on our Consolidated Balance Sheets related to our transactions and involvement with these entities.

The following table presents the assets and liabilities recorded on our Consolidated Balance Sheets and our maximum exposure to loss related to our interests in unconsolidated structured entities. It also presents the size of each class of unconsolidated structured entity, as measured by the total assets of the entities in which we have an interest.

	As at October 31, 2019

(Millions of Canadian dollars)	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets
Securities	$75	$–	$1,865	$–	$503	$2,443
Loans	–	2,718	–	6,392	1,517	10,627
Derivatives	97	–	–	–	83	180
Other assets	–	60	–	–	244	304
	$172	$2,778	$1,865	$6,392	$2,347	$13,554
On-balance sheet liabilities
Derivatives	$20	$–	$–	$–	$–	$20
Other liabilities	30	–	–	–	–	30
	$50	$–	$–	$–	$–	$50
Maximum exposure to loss (2)	$38,032	$6,446	$2,123	$10,756	$2,667	$60,024
Total assets of unconsolidated structured entities	$37,192	$17,571	$412,046	$84,282	$293,423	$844,514

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            165

Note 7 Structured entities (continued)

	As at October 31, 2018

(Millions of Canadian dollars)	Multi-seller conduits (1)	Structured finance	Non-RBC managed investment funds	Third-party securitization vehicles	Other	Total
On-balance sheet assets
Securities	$65	$–	$2,721	$–	$906	$3,692
Loans	–	2,301	–	6,292	1,647	10,240
Derivatives	–	–	–	–	52	52
Other assets	–	176	–	–	288	464
	$65	$2,477	$2,721	$6,292	$2,893	$14,448
On-balance sheet liabilities
Derivatives	$84	$–	$–	$–	$–	$84
Other liabilities	–	–	–	–	–	–
	$84	$–	$–	$–	$–	$84
Maximum exposure to loss (2)	$38,342	$5,477	$2,981	$10,215	$3,556	$60,571
Total assets of unconsolidated structured entities	$37,590	$15,776	$523,176	$67,446	$454,567	$1,098,555

(1)	Total assets of unconsolidated structured entities represent the maximum assets that may have to be purchased by the conduits under purchase commitments outstanding. Of the purchase commitments outstanding, the conduits have purchased financial assets totalling $23.6 billion as at October 31, 2019 (October 31, 2018 – $24.7 billion).
(2)	The maximum exposure to loss resulting from our interests in these entities consists mostly of investments, loans, fair value of derivatives, liquidity and credit enhancement facilities. The maximum exposure to loss of the multi-seller conduits is higher than the on-balance sheet assets primarily because of the notional amounts of the backstop liquidity and credit enhancement facilities. Refer to Note 25.

Below is a description of our involvement with each significant class of unconsolidated structured entity.

Multi-seller conduits

We administer multi-seller ABCP conduit programs. Multi-seller conduits primarily purchase financial assets from clients and finance those purchases by issuing ABCP.

In certain multi-seller conduit arrangements, we do not maintain any ownership of the multi-seller conduits that we administer and have no rights to, or control of, its assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation, execution and monitoring. The ABCP issued by each multi-seller conduit is in the conduit’s own name with recourse to the financial assets owned by the multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing ABCP. In some cases, we or another third party may provide transaction-specific credit enhancement which can take various forms. We receive market-based fees for providing these liquidity and credit facilities.

For certain transactions, we act as counterparty to foreign exchange forward contracts and interest rate swaps to facilitate our clients’ securitization of fixed rate and/or foreign currency denominated assets through the conduits. These derivatives expose us to foreign exchange and interest rate risks that are centrally managed by our foreign exchange trading and swap desks, respectively, and credit risk on the underlying assets that is mitigated by the credit enhancement described below.

Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally sized to cover a multiple of loss experience.

An unrelated third party (expected loss investor) absorbs losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before the multi-seller conduits’ debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor has substantive power to direct the majority of the activities which significantly impact the conduit’s economic performance, including initial selection and approval of the asset purchase commitments and liquidity facilities, approval of renewal and amendment of these transactions and facilities, sale or transfer of assets, ongoing monitoring of asset performance, mitigation of losses, and management of the ABCP liabilities.

We do not consolidate these multi-seller conduits as we do not control the conduit as noted above.

Structured finance

We purchased U.S. ARS from certain trusts (U.S. ARS Trusts) which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. We are subject to losses on these U.S. ARS Trusts if defaults are experienced on the underlying student loans; however, the principal and accrued interest on the student loans are guaranteed by U.S. government agencies. We act as auction agent for some of these entities but have no legal obligation to purchase the notes issued by these entities in the auction process. We do not consolidate these U.S. ARS Trusts as we do not have decision-making power over the investing and financing activities of the Trusts, which are the activities that most significantly affect the performance of the Trusts.

Additionally, we invest in certain municipal bond TOB structures that we do not consolidate. These structures are similar to those consolidated municipal bond TOB structures described above; however, the residual certificates are held by third-parties. We provide liquidity facilities on the floating-rate certificates which may be drawn if certificates are tendered but not able to be remarketed. We do not have decision-making power over the relevant activities of the structures; therefore, we do not consolidate these structures. The assets transferred into these programs are derecognized from our Consolidated Balance Sheets.

We provide senior warehouse financing to structured entities that are established by third parties to acquire loans for the purposes of issuing a term collateralized loan obligation (CLO) transaction. Subordinated financing is provided during the

166            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

warehouse phase by one or more third-party equity investors. We act as the arranger and placement agent for the term CLO transaction. Proceeds from the sale of the term CLO are used to repay our senior warehouse financing, at which point we have no further involvement with the transaction. We do not consolidate these CLO structures as we do not have decision-making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

We provide senior financing to unaffiliated structured entities that are established by third parties to acquire loans. These facilities tend to be longer in term than the CLO warehouse facilities and benefit from credit enhancement designed to cover a multiple of historical losses. We do not consolidate these structures as we do not have decision making power over the relevant activities of the entity, which include the initial selection and subsequent management of the underlying debt portfolio.

Non-RBC managed investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to a reference fund, and we economically hedge our exposure to these derivatives by investing in those reference funds. We also act as custodian or administrator for several funds. We do not consolidate those reference funds that are managed by third parties as we do not have power to direct their investing activities.

We provide liquidity facilities to certain third-party investment funds. The funds issue unsecured variable-rate preferred shares and invest in portfolios of tax-exempt municipal bonds. Undrawn liquidity commitments expose us to the liquidity risk of the preferred shares and drawn commitments expose us to the credit risk of the underlying municipal bonds. We do not consolidate these third-party managed funds as we do not have power to direct their investing activities.

Third-party securitization vehicles

We hold interests in securitization vehicles that provide funding to certain third parties on whose behalf the entities were created. The activities of these entities are limited to the purchase and sale of specified financial assets from the sponsor. We, as well as other financial institutions, are obligated to provide funding up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. Enhancements can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally sized to cover a multiple of loss experience. We do not consolidate these entities as we do not have decision-making power over the relevant activities, including the entities’ investing and financing activities.

Other

Other unconsolidated structured entities include managed investment funds, credit investment products and tax credit funds.

We are sponsors and investment managers of mutual and pooled funds, which gives us the ability to direct the investment decisions of the funds. We do not consolidate those mutual and pooled funds if we exercise our decision-making power as an agent on behalf of other unit holders.

We use structured entities to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors’ specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these entities (credit protection) and convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We act as sole arranger and swap provider for certain entities and, in some cases, fulfill other administrative functions for the entities. We do not consolidate these credit investment product entities as we do not have decision-making power over the relevant activities, which include selection of the collateral and reference portfolio, and are not exposed to a majority of the benefits or risks of the entities.

We created certain funds to pass through tax credits received from underlying low-income housing, historic rehabilitation real estate projects to third parties, new market tax credits or renewable energy tax credits to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the funds, arrange the financing, and perform the administrative duties of these tax credit funds. We do not consolidate the tax credit funds as the third-party investors in these funds have the decision-making power to select the underlying investments and are exposed to the majority of the residual ownership and tax risks of the funds.

We also purchase passive interests in renewable energy tax credit entities created and controlled by third parties. We do not consolidate these third party funds as we do not have decision-making power over the relevant activities and our investments are managed as part of larger portfolios which are held for trading purposes.

Other interests in unconsolidated structured entities

In the normal course of business, we buy and sell passive interests in certain third-party structured entities, including mutual funds, exchange traded funds, and government-sponsored ABS vehicles. Our investments in these entities are managed as part of larger portfolios which are held for trading, liquidity or hedging purposes. We did not create or sponsor these entities and do not have any decision-making power over their ongoing activities. Our maximum exposure to loss is limited to our on-balance sheet investments in these entities, which are not included in the table above. As at October 31, 2019 and 2018, our investments in these entities were included in Trading and Investment securities on our Consolidated Balance Sheets. Refer to Note 3 and Note 4 for further details on our Trading and Investment securities.

Sponsored entities

We are a sponsor of certain structured entities in which we have interests but do not consolidate. In determining whether we are a sponsor of a structured entity, we consider both qualitative and quantitative factors, including the purpose and nature of the entity, our initial and continuing involvement and whether we hold subordinated interests in the entity. We are considered to be the sponsor of certain credit investment products, tax credit entities, RBC managed mutual funds and a commercial mortgage securitization vehicle. During the year ended October 31, 2019, we transferred commercial mortgages with a carrying amount of $696 million (October 31, 2018 – $352 million) to a sponsored securitization vehicle in which we did not have any interests as at the end of the reporting period.

Financial support provided to structured entities

During the years ended October 31, 2019 and 2018, we have not provided any financial or non-financial support to any consolidated or unconsolidated structured entities when we were not contractually obligated to do so. Furthermore, we have no intention to provide such support in the future.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            167

Note 8 Derivative financial instruments and hedging activities

Derivative instruments are categorized as either financial or non-financial derivatives. Financial derivatives are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, credit risk, and equity or equity index. Non-financial derivatives are contracts whose value is derived from a precious metal, commodity instrument or index. The notional amount of derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by counterparties, and do not reflect our EAD.

Financial derivatives

Forwards and futures

Forward contracts are non-standardized agreements that are transacted between counterparties in the OTC market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular futures exchanges. Examples of forwards and futures are described below.

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the specified price) of an equity index, a basket of stocks or a single stock at a predetermined future date.

Swaps

Swaps are OTC contracts in which two counterparties exchange a series of cash flows based on agreed upon rates applied to a notional amount. Examples of swap agreements are described below.

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Certain interest rate swaps are transacted and settled through clearing houses which act as central counterparties. Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and notional amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Options

Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument or commodity at a specified price, at or by a predetermined future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser’s right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include but are not limited to interest rate options, foreign currency options, equity options and index options.

Credit derivatives

Credit derivatives are OTC contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in the value of the referenced asset as a result of specified credit events such as default or bankruptcy. They are similar in structure to an option, whereby the purchaser pays a premium to the seller of the credit default swap in return for payment contingent on a credit event affecting the referenced asset.

Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a referenced asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Other derivative products

Other contracts are stable value and equity derivative contracts.

Non-financial derivatives

Other contracts also include non-financial derivative products such as precious metal and commodity derivative contracts in both the OTC and exchange markets.

Derivatives issued for trading purposes

Most of our derivative transactions relate to client-driven sales and trading activities, and associated market risk hedging. Sales activities include the structuring and marketing of derivative products to clients, enabling them to modify or reduce risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves the active management of derivative transactions with the expectation of profiting from favourable movements in prices, rates, or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and product types. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Non-interest income – Trading revenue.

Derivatives issued for other-than-trading purposes

We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit, equity and foreign exchange risk related to our funding, lending, investment activities and asset/liability management.

Interest rate swaps are used to manage our exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. Purchased options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign

168            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

currency risk with cross currency swaps and foreign exchange forward contracts. We predominantly use credit derivatives to manage our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. From time to time, we also enter into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Other income in Non-interest income.

Notional amount of derivatives by term to maturity (absolute amounts)

	As at October 31, 2019 (1)
	Term to maturity

(Millions of Canadian dollars)	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$2,014,752	$179,624	$387	$2,194,763	$2,186,862	$7,901
Swaps	3,294,746	5,026,410	3,331,025	11,652,181	11,180,497	471,684
Options purchased	83,247	462,599	174,042	719,888	719,888	–
Options written	77,601	464,906	182,690	725,197	725,197	–
Foreign exchange contracts
Forward contracts	1,715,266	30,523	985	1,746,774	1,724,606	22,168
Cross currency swaps	79,264	50,416	55,166	184,846	177,622	7,224
Cross currency interest rate swaps	469,910	894,250	425,301	1,789,461	1,743,465	45,996
Options purchased	54,756	14,409	3,061	72,226	72,226	–
Options written	54,985	14,969	3,383	73,337	73,337	–
Credit derivatives (2)	2,693	14,724	3,437	20,854	20,341	513
Other contracts (3)	201,489	90,436	18,463	310,388	303,893	6,495
Exchange-traded contracts
Interest rate contracts
Futures – long positions	107,054	118,805	187	226,046	226,046	–
Futures – short positions	363,947	120,247	46	484,240	484,240	–
Options purchased	56,657	36,985	–	93,642	93,642	–
Options written	59,840	16,395	–	76,235	76,235	–
Foreign exchange contracts
Futures – long positions	28	–	–	28	28	–
Futures – short positions	–	–	–	–	–	–
Other contracts	214,725	44,245	–	258,970	258,970	–
	$8,850,960	$7,579,943	$4,198,173	$20,629,076	$20,067,095	$561,981

	As at October 31, 2018
	Term to maturity

(Millions of Canadian dollars)	Within 1 year	1 through 5 years	Over 5 years	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$1,895,613	$8,788	$–	$1,904,401	$1,904,401	$–
Swaps	4,535,040	4,377,512	2,856,403	11,768,955	11,424,094	344,861
Options purchased	101,663	155,985	27,273	284,921	284,921	–
Options written	87,254	156,886	37,217	281,357	281,357	–
Foreign exchange contracts
Forward contracts	1,397,520	30,688	616	1,428,824	1,420,575	8,249
Cross currency swaps	30,358	4,379	1,170	35,907	27,545	8,362
Cross currency interest rate swaps	347,477	767,742	365,880	1,481,099	1,430,437	50,662
Options purchased	33,202	11,037	1,807	46,046	46,046	–
Options written	37,716	12,250	4,515	54,481	54,481	–
Credit derivatives (2)	1,578	5,263	3,424	10,265	9,752	513
Other contracts	81,720	66,686	17,409	165,815	161,323	4,492
Exchange-traded contracts
Interest rate contracts
Futures – long positions	38,825	22,465	11	61,301	61,301	–
Futures – short positions	32,424	23,072	6	55,502	55,502	–
Options purchased	2,587	3,312	–	5,899	5,899	–
Options written	2,544	1,291	–	3,835	3,835	–
Foreign exchange contracts
Futures – long positions	277	–	–	277	277	–
Futures – short positions	340	–	–	340	340	–
Other contracts	228,549	59,308	372	288,229	288,229	–
	$8,854,687	$5,706,664	$3,316,103	$17,877,454	$17,460,315	$417,139

(1)	On November 1, 2018, we prospectively implemented the standardized approach for measuring counterparty credit risk (SA-CCR) in accordance with the Capital Adequacy Requirements (CAR) guidelines in determining our derivative notional amounts.
(2)	Credit derivatives with a notional value of $0.5 billion (October 31, 2018 – $0.5 billion) are economic hedges. Trading credit derivatives comprise protection purchased of $12.6 billion (October 31, 2018 – $6.2 billion) and protection sold of $7.7 billion (October 31, 2018 – $3.6 billion).
(3)	Under SA-CCR, Other contracts exclude loan syndication derivatives of $7.7 billion.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            169

Note 8 Derivative financial instruments and hedging activities (continued)

Fair value of derivative instruments (1)

	As at
	October 31, 2019		October 31, 2018

(Millions of Canadian dollars)	Positive	Negative	Positive	Negative
Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$30	$31	$308	$232
Swaps	39,669	32,570	29,340	25,501
Options purchased	5,898	–	3,211	–
Options written	–	6,756	–	3,471
	45,597	39,357	32,859	29,204
Foreign exchange contracts
Forward contracts	11,263	11,755	13,367	12,929
Cross currency swaps	529	223	174	258
Cross currency interest rate swaps	26,569	26,188	26,837	25,849
Options purchased	1,242	–	1,540	–
Options written	–	898	–	1,272
	39,603	39,064	41,918	40,308
Credit derivatives	169	279	38	89
Other contracts	15,356	18,517	17,668	18,300
	100,725	97,217	92,483	87,901
Held or issued for other-than-trading purposes
Interest rate contracts
Swaps	848	742	1,226	1,142
	848	742	1,226	1,142
Foreign exchange contracts
Forward contracts	116	118	31	33
Cross currency swaps	193	527	212	423
Cross currency interest rate swaps	904	501	1,145	1,104
	1,213	1,146	1,388	1,560
Credit derivatives	–	3	–	5
Other contracts	181	140	150	179
	2,242	2,031	2,764	2,886
Total gross fair values before:	102,967	99,248	95,247	90,787
Valuation adjustments determined on a pooled basis	(697)	5	(625)	34
Impact of netting agreements that qualify for balance sheet offset	(710)	(710)	(583)	(583)
	$101,560	$98,543	$94,039	$90,238

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Fair value of derivative instruments by term to maturity (1)

	As at
	October 31, 2019				October 31, 2018

(Millions of Canadian dollars)	Less than 1 year	1 through 5 years	Over 5 years	Total	Less than 1 year	1 through 5 years	Over 5 years	Total
Derivative assets	$25,342	$28,568	$47,650	$101,560	$28,241	$29,197	$36,601	$94,039
Derivative liabilities	25,495	26,503	46,545	98,543	26,720	27,013	36,505	90,238

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract’s notional amount.

We subject our derivative transactions to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We use a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies.

Offsetting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements and achieved when specific criteria are met in accordance with our accounting policy in Note 2. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the

170            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value passes a specified threshold amount.

Replacement cost and credit equivalent amounts are determined in accordance with OSFI’s non-modelled regulatory SA-CCR under the CAR guidelines beginning November 1, 2018. The replacement cost represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements and applicable margins, scaled by a regulatory factor. The credit equivalent amount is defined as the replacement cost plus an additional amount for potential future credit exposure also scaled by a regulatory factor. The risk-weighted equivalent is determined by applying appropriate risk-weights to the credit equivalent amount, including those risk weights reflective of model approval under the internal ratings based approach. As at October 31, 2018, the replacement cost and credit equivalent amounts were calculated under OFSI’s non-modelled regulatory current exposure method for counterparty risk.

Derivative-related credit risk (1)

	As at

.	October 31, 2019 (2)			October 31, 2018

(Millions of Canadian dollars)	Replacement cost	Credit equivalent amount (3)	Risk-weighted equivalent (4)	Replacement cost	Credit equivalent amount (3)	Risk-weighted equivalent (4)
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$18	$73	$19	$307	$324	$13
Swaps	6,487	15,911	6,229	9,671	20,321	3,363
Options purchased	149	547	326	610	857	407
Options written	–	256	113	–	–	–
Foreign exchange contracts
Forward contracts	2,333	15,822	3,899	4,589	10,944	3,439
Swaps	3,047	15,678	4,001	9,342	13,718	5,002
Options purchased	404	908	285	443	1,100	478
Options written	4	213	67	–	–	–
Credit derivatives (5)	156	613	40	71	770	153
Other contracts	1,972	10,766	4,853	9,709	9,959	4,303
Exchange-traded contracts	5,439	19,630	393	2,912	11,285	225
	$20,009	$80,417	$20,225	$37,654	$69,278	$17,383

(1)	The amounts presented are net of master netting agreements in accordance with CAR guidelines.
(2)	On November 1, 2018, we prospectively implemented SA-CCR in accordance with CAR guidelines in determining our replacement cost, credit equivalent amount and risk-weighted equivalent.
(3)	Beginning on November 1, 2018, the credit equivalent amount includes collateral in accordance with CAR guidelines. As at October 31, 2018, the credit equivalent amount included $16 billion of collateral applied.
(4)	The risk-weighted balances are calculated in accordance with CAR guidelines and exclude CVA of $13 billion (October 31, 2018 – $12 billion).
(5)	The October 31, 2018 amounts exclude credit derivatives issued for other-than-trading purposes related to bought protection.

Replacement cost of derivative instruments by risk rating and by counterparty type

	As at October 31, 2019 (1)
	Risk rating (2)					Counterparty type (3)

(Millions of Canadian dollars)	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$27,126	$38,812	$20,620	$16,409	$102,967	$48,509	$18,126	$36,332	$102,967
Impact of master netting agreements and applicable margins	23,146	35,088	16,719	8,005	82,958	47,376	17,705	17,877	82,958
Replacement cost (after netting agreements)	$3,980	$3,724	$3,901	$8,404	$20,009	$1,133	$421	$18,455	$20,009

	As at October 31, 2018
	Risk rating (2)					Counterparty type (3)

(Millions of Canadian dollars)	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$25,458	$32,693	$21,215	$15,881	$95,247	$42,937	$18,749	$33,561	$95,247
Impact of master netting agreements	14,544	24,255	15,046	3,748	57,593	36,081	8,348	13,164	57,593
Replacement cost (after netting agreements)	$10,914	$8,438	$6,169	$12,133	$37,654	$6,856	$10,401	$20,397	$37,654

(1)	On November 1, 2018, we prospectively implemented SA-CCR in accordance with CAR guidelines in determining our replacement cost.
(2)	Our internal risk ratings for major counterparty types approximate those of public ratings agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(3)	Counterparty type is defined in accordance with CAR guidelines.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            171

Note 8 Derivative financial instruments and hedging activities (continued)

Derivatives in hedging relationships

We apply hedge accounting to minimize volatility in earnings and capital caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a hedging relationship is effective, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item.

Derivatives used in hedging relationships are recorded in Other Assets – Derivatives or Other Liabilities – Derivatives on the Balance Sheet. Foreign currency-denominated liabilities used in net investment hedging relationships are recorded in Deposits – Business and Government and Subordinated debentures on the Balance Sheet. Gains and losses relating to hedging ineffectiveness is recorded in Non-Interest income and amounts reclassified from hedge reserves in OCI to income is recorded in Net-interest income for Cash flow hedges and Non-interest income for Net Investment hedges.

We assess and measure the effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk. When cash instruments are designated as hedges of foreign exchange risks, only changes in their value due to foreign exchange risk are included in the assessment and measurement of hedge effectiveness.

Potential sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

•	Mismatches in the terms of hedged items and hedging instruments, for example the frequency and timing of when interest rates are reset and frequency of payment.
•	Difference in the discounting factors between the hedged item and the hedging instrument, taking into consideration the different reset frequency of the hedged item and hedging instrument.
•	Hedging derivatives with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item.

Below is a description of our risk management strategy for each risk exposure that we decide to hedge:

Interest rate risk

We use interest rate contracts to manage our exposure to interest rate risk by modifying the repricing characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. The swaps are designated in either a fair value hedge or a cash flow hedge and predominately reference Interbank Offered Rates (IBORs) across multiple jurisdictions. Certain swaps will be affected by the Interest Rate Benchmark Reform as the market transitions to alternative risk free or nearly risk free rates by the end of 2021.

For fair value hedges, we use interest rate contracts to manage the fair value movements of our fixed-rate instruments due to changes in benchmark interest. The interest rate swaps are entered into on a one-to-one basis to manage the benchmark interest rate risk, and its terms are critically matched to the specified fixed rate instruments.

We also use interest rate swaps in fair value hedges to manage interest rate risk from residential mortgage assets and funding liabilities. Our exposure from this portfolio changes with the origination of new loans, repayments of existing loans, and sale of securitized mortgages. Accordingly, we have adopted dynamic hedging for that portfolio, in which the hedge relationship is rebalanced on a more frequent basis, such as on a bi-weekly or on a monthly basis.

For cash flow hedges, we use interest rate swaps to manage the exposure to cash flow variability of our variable rate instruments as a result of changes in benchmark interest rates. The variable rate instruments and forecast transactions which reference certain IBORs will be affected by the Interest Rate Benchmark Reform. Whilst some of the interest rate derivatives are entered into on a one-to-one basis to manage a specific exposure, other interest rate derivatives may be entered into for managing interest rate risks of a portfolio of assets and liabilities.

Foreign exchange risk

We manage our exposure to foreign currency risk with cross currency swaps in a cash flow hedge, and foreign exchange forward contracts in a net investment hedge. Certain cash instruments may also be designated in a net investment hedge, where applicable.

For cash flow hedges, we use cross currency swaps and forward contracts to manage the cash flow variability arising from fluctuations in foreign exchange rates on our issued foreign denominated fixed rate liabilities and highly probable forecasted transactions. The maturity profile and repayment terms of these swaps are matched to those of our foreign denominated exposures to limit our cash flow volatility from changes in foreign exchange rates.

For net investment hedges, we use a combination of foreign exchange forwards and cash instruments, such as foreign denominated deposit liabilities, some of which reference IBORs that will be affected by the Interest Rate Benchmark Reform, to manage our foreign exchange risk arising from our investments in foreign operations. Our most significant exposures include U.S. dollar, British pound and Euro. When hedging net investments in foreign operations using foreign exchange forwards, only the undiscounted spot element of the foreign exchange forward is designated as the hedging instrument. Accordingly, changes in the fair value of the hedging instrument as a result of changes in forward rates and the effects of discounting are not included in the hedging effectiveness assessment. Foreign operations are only hedged to the extent of the liability or notional amount of the derivative; we generally do not expect to incur significant ineffectiveness on hedges of net investments in foreign operations.

Equity price risk

We use total return swaps in cash flow hedges to mitigate the cash flow variability of the expected payment associated with our cash settled share-based compensation plan for certain key employees by exchanging interest payments for indexed RBC share price change and dividend returns.

Credit risk

We predominantly use credit derivatives to economically hedge our credit exposures. We mitigate industry sector concentrations and single-name exposures related to our credit portfolio by purchasing credit derivatives to transfer credit risk to third parties.

172            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Derivative instruments designated in hedging relationships

The following table presents the fair values of the derivative instruments and the principal amounts of the non-derivative liabilities, categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments (1)

	As at
	October 31, 2019				October 31, 2018
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships

(Millions of Canadian dollars)	Fair Value	Cash Flow	Net investment	Not designated in a hedging relationship	Fair Value (2)	Cash Flow (2)	Net investment	Not designated in a hedging relationship (2)
Assets
Derivative instruments	$146	$77	$52	$101,285	$404	$12	$13	$93,610
Liabilities
Derivative instruments	187	526	70	97,760	4	413	28	89,793
Non-derivative instruments	–	–	27,688	n.a.	–	–	25,565	n.a.

(1)	The fair value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
(2)	Amounts have been revised from those previously presented.
n.a.	not applicable

The following tables provide the maturity analysis of the notional amounts and the weighted average rates of the hedging instruments and their carrying amounts by types of hedging relationships:

Fair value hedges

	As at October 31, 2019
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of fixed rate assets	$4,625	$20,439	$3,909	$28,973	$2	$187
Hedge of fixed rate liabilities	16,003	48,361	9,065	73,429	144	–
Weighted average fixed interest rate
Hedge of fixed rate assets	1.9%	2.2%	2.7%	2.2%
Hedge of fixed rate liabilities	1.7%	1.8%	1.8%	1.7%

	As at October 31, 2018
	Notional amounts				Carrying amount (1), (2)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of fixed rate assets	$2,518	$12,778	$4,668	$19,964	$311	$4
Hedge of fixed rate liabilities	14,946	47,658	7,432	70,036	93	–
Weighted average fixed interest rate
Hedge of fixed rate assets	1.1%	2.4%	2.8%	2.3%
Hedge of fixed rate liabilities	1.6%	1.8%	1.8%	1.8%

(1)	The carrying value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
(2)	Amounts have been revised from those previously presented.

Cash flow hedges

	As at October 31, 2019
	Notional amounts				Carrying amount (1)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of variable rate assets	$17,327	$11,729	$1,696	$30,752	$–	$–
Hedge of variable rate liabilities	200	54,610	4,803	59,613	–	–
Weighted average fixed interest rate
Hedge of variable rate assets	2.1%	2.0%	2.6%	2.1%
Hedge of variable rate liabilities	2.6%	1.9%	2.4%	2.0%
Foreign exchange risk
Cross currency swaps	$2,937	$63	$88	$3,088	$2	$526
Weighted average CAD-CHF exchange rate	–	–	–	–
Weighted average CAD-EUR exchange rate	–	1.48	1.55	1.52
Weighted average USD-EUR exchange rate	1.33	–	–	1.33

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            173

Note 8 Derivative financial instruments and hedging activities (continued)

	As at October 31, 2018
	Notional amounts				Carrying amount (1), (2)

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Interest rate risk
Interest rate contracts
Hedge of variable rate assets	$12,686	$12,805	$1,615	$27,106	$–	$–
Hedge of variable rate liabilities	2,000	38,256	3,978	44,234	–	–
Weighted average fixed interest rate
Hedge of variable rate assets	2.2%	2.4%	2.7%	2.3%
Hedge of variable rate liabilities	2.1%	1.9%	2.5%	2.0%
Foreign exchange risk
Cross currency swaps	$326	$2,978	$153	$3,457	$12	$368
Weighted average CAD-CHF exchange rate	1.27	–	–	1.27
Weighted average CAD-EUR exchange rate	–	–	1.52	1.52
Weighted average USD-EUR exchange rate	–	1.33	–	1.33

(1)	The carrying value reflects the impact of the election to characterize the daily variation margin as settlement of the related derivative fair values as permitted by certain central counterparties.
(2)	Amounts have been revised from those previously presented.

Net investment hedges

	As at October 31, 2019
	Notional/Principal				Carrying amount

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk
Foreign currency liabilities	$8,701	$14,843	$4,144	$27,688	n.a.	$27,859
Weighted average CAD-USD exchange rate	1.31	1.29	1.31	1.30
Weighted average CAD-EUR exchange rate	–	–	1.51	1.51
Weighted average CAD-GBP exchange rate	–	1.69	–	1.69
Forward contracts	$5,355	$–	$–	$5,355	$52	$70
Weighted average CAD-USD exchange rate	1.33	–	–	1.33
Weighted average CAD-EUR exchange rate	1.47	–	–	1.47
Weighted average CAD-GBP exchange rate	1.67	–	–	1.67

	As at October 31, 2018
	Notional/Principal				Carrying amount

(Millions of Canadian dollars, except average rates)	Within 1 year	1 through 5 years	Over 5 years	Total	Assets	Liabilities
Foreign exchange risk
Foreign currency liabilities	$3,457	$18,233	$3,875	$25,565	n.a.	$25,043
Weighted average CAD-USD exchange rate	1.20	1.28	1.31	1.27
Weighted average CAD-EUR exchange rate	–	–	1.53	1.53
Weighted average CAD-GBP exchange rate	1.91	1.69	–	1.73
Forward contracts	$3,372	$–	$–	$3,372	$13	$28
Weighted average CAD-USD exchange rate	1.31	–	–	1.31
Weighted average CAD-EUR exchange rate	1.49	–	–	1.49
Weighted average CAD-GBP exchange rate	1.68	–	–	1.68

n.a.	not applicable

The following tables present the details of the hedged items categorized by their hedging relationships:

Fair value hedges – assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2019
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount

(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Balance sheet item(s):	Changes in fair values used for calculating hedge ineffectiveness
Interest rate risk
Fixed rate assets (1)	$29,985	$–	$569	$–	Securities – Investment, net of applicable allowance; Loans – Retail	$1,028
Fixed rate liabilities (1)	–	74,099	–	693	Deposits – Business and government; Subordinated debentures	(2,045)

174            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

	As at and for the year ended October 31, 2018
	Carrying amount		Accumulated amount of fair value adjustments on the hedged item included in the carrying amount

(Millions of Canadian dollars)	Assets	Liabilities	Assets	Liabilities	Balance sheet item(s):	Changes in fair values used for calculating hedge ineffectiveness
Interest rate risk
Fixed rate assets (1)	$20,172	$–	$(529)	$–	Securities – Investment, net of applicable allowance; Loans – Retail	$(650)
Fixed rate liabilities (1)	–	68,714	–	(1,302)	Deposits – Business and government; Subordinated debentures	1,018

(1)	As at October 31, 2019, the accumulated amount of fair value hedge adjustments remaining in the Balance Sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a loss of $53 million for fixed-rate assets and a loss of $170 million for fixed-rate liabilities (October 31, 2018 – $105 million and $277 million, respectively).

Cash flow and net investment hedges – assets and liabilities designated as hedged items

	As at and for the year ended October 31, 2019
	Balance sheet item(s):	Changes in fair values used for calculating hedge ineffectiveness	Cash flow hedge/foreign currency translation reserve
(Millions of Canadian dollars)			Continuing hedges	Discontinued hedges
Cash flow hedges
Interest rate risk
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	$(608)	$163	$84
Variable rate liabilities	Deposits – Business and government; Deposits – Personal	1,274	(372)	70
Foreign exchange risk
Fixed rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	(5)	(1)	–
Fixed rate liabilities	Deposits – Business and government	125	9	–
Net investment hedges
Foreign exchange risk
Foreign subsidiaries	n.a.	(7)	(5,407)	(871)

	As at and for the year ended October 31, 2018
	Balance sheet item(s):	Changes in fair values used for calculating hedge ineffectiveness	Cash flow hedge/foreign currency translation reserve
(Millions of Canadian dollars)			Continuing hedges	Discontinued hedges
Cash flow hedges
Interest rate risk
Variable rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	$308	$(187)	$(171)
Variable rate liabilities	Deposits – Business and government; Deposits – Personal	(769)	706	477
Foreign exchange risk
Fixed rate assets	Securities – Investment, net of applicable allowance; Loans – Retail	19	(4)	–
Fixed rate liabilities	Deposits – Business and government	60	95	–
Net investment hedges
Foreign exchange risk
Foreign subsidiaries	n.a.	315	(5,365)	(923)

n.a. not applicable

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            175

Note 8 Derivative financial instruments and hedging activities (continued)

Effectiveness of designated hedging relationships

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
Fair value hedges
Interest rate risk
Interest rate contracts – fixed rate assets	$(1,060)	$(32)	$–	$–
Interest rate contracts – fixed rate liabilities	2,032	(13)	–	–
Cash flow hedges
Interest rate risk
Interest rate contracts – variable rate assets	605	8	582	(25)
Interest rate contracts – variable rate liabilities	(1,261)	(5)	(1,265)	220
Foreign exchange risk
Cross currency swap – fixed rate assets	5	–	8	5
Cross currency swap – fixed rate liabilities	(125)	–	(193)	(106)
Net investment hedges
Foreign exchange risk
Foreign currency liabilities	(50)	–	(50)	–
Forward contracts	57	–	57	(2)

	For the year ended October 31, 2018

(Millions of Canadian dollars)	Change in fair value of hedging instrument	Hedge ineffectiveness recognized in income (1)	Changes in the value of the hedging instrument recognized in OCI	Amount reclassified from hedge reserves to income
Fair value hedges
Interest rate risk
Interest rate contracts – fixed rate assets	$605	$(45)	$–	$–
Interest rate contracts – fixed rate liabilities	(1,000)	18	–	–
Cash flow hedges
Interest rate risk
Interest rate contracts – variable rate assets	(318)	(11)	(275)	(37)
Interest rate contracts – variable rate liabilities	751	(1)	674	101
Foreign exchange risk
Cross currency swap – fixed rate assets	(19)	–	(10)	(7)
Cross currency swap – fixed rate liabilities	(61)	–	(137)	(165)
Net investment hedges
Foreign exchange risk
Foreign currency liabilities	(331)	–	(331)	–
Forward contracts	16	–	17	–

(1)	Hedge ineffectiveness recognized in income included losses of $70 million that are excluded from the assessment of hedge effectiveness and are offset by economic hedges (October 31, 2018 – $46 million).

176            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Reconciliation of components of equity

The following table provides a reconciliation by risk category of each component of equity and an analysis of other comprehensive income relating to hedge accounting:

	For the year ended October 31, 2019		For the year ended October 31, 2018

(Millions of Canadian dollars)	Cash flow hedge reserve	Foreign currency translation reserve	Cash flow hedge reserve	Foreign currency translation reserve
Balance at the beginning of the year	$688	$4,147	$431	$3,545
Cash flow hedges
Effective portion of changes in fair value:
Interest rate risk	(683)		399
Foreign exchange risk	(185)		(147)
Equity price risk	108		(18)
Net amount reclassified to profit or loss:
Ongoing hedges:
Interest rate risk	24		44
Foreign exchange risk	104		172
Equity price risk	(93)		7
De-designated hedges:
Interest rate risk	(219)		(108)
Foreign exchange risk	–		–
Net gain on hedge of net investment in foreign operations
Foreign exchange denominated debt		(50)		(331)
Forward foreign exchange contracts		57		17
Foreign currency translation differences for foreign operations		66		841
Reclassification of losses (gains) on foreign currency translation to income	–	2	–	–
Reclassification of losses (gains) on net investment hedging activities to income	–	2	–	–
Tax on movements on reserves during the period	250	(3)	(92)	75
Balance at the end of the year	$(6)	$4,221	$688	$4,147

Note 9 Premises and equipment

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Total
Cost
Balance at beginning of period	$153	$1,399	$2,123	$1,373	$2,726	$264	$8,038
Additions (1)	–	–	195	129	81	591	996
Transfers from work in process	–	4	84	82	262	(432)	–
Disposals	–	(10)	(68)	(29)	(65)	–	(172)
Foreign exchange translation	–	–	3	(1)	2	–	4
Other	–	2	(12)	3	(5)	9	(3)
Balance at end of period	$153	$1,395	$2,325	$1,557	$3,001	$432	$8,863
Accumulated depreciation
Balance at beginning of period	$–	$669	$1,556	$1,051	$1,930	$–	$5,206
Depreciation	–	45	273	113	196	–	627
Disposals	–	(8)	(61)	(26)	(56)	–	(151)
Foreign exchange translation	–	–	1	–	1	–	2
Other	–	(3)	(11)	(1)	3	–	(12)
Balance at end of period	$–	$703	$1,758	$1,137	$2,074	$–	$5,672
Net carrying amount at end of period	$153	$692	$567	$420	$927	$432	$3,191

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            177

Note 9 Premises and equipment (continued)

	For the year ended October 31, 2018

(Millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures and other equipment	Leasehold improvements	Work in process	Total
Cost
Balance at beginning of period	$157	$1,363	$1,875	$1,314	$2,586	$153	$7,448
Additions (1)	–	–	255	43	61	374	733
Transfers from work in process	–	7	44	56	184	(291)	–
Disposals	(5)	(17)	(50)	(41)	(73)	–	(186)
Foreign exchange translation	1	5	4	4	8	–	22
Other	–	41	(5)	(3)	(40)	28	21
Balance at end of period	$153	$1,399	$2,123	$1,373	$2,726	$264	$8,038
Accumulated depreciation
Balance at beginning of period	$–	$608	$1,367	$984	$1,819	$–	$4,778
Depreciation	–	44	246	100	179	–	569
Disposals	–	(10)	(48)	(34)	(55)	–	(147)
Foreign exchange translation	–	2	1	2	6	–	11
Other	–	25	(10)	(1)	(19)	–	(5)
Balance at end of period	$–	$669	$1,556	$1,051	$1,930	$–	$5,206
Net carrying amount at end of period	$153	$730	$567	$322	$796	$264	$2,832

(1)	As at October 31, 2019, we had total contractual commitments of $338 million to acquire premises and equipment (October 31, 2018 – $273 million).

Note 10 Goodwill and other intangible assets

Goodwill

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Canadian Banking	Caribbean Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Total
Balance at beginning of period	$2,528	$1,729	$579	$1,986	$2,870	$118	$112	$148	$1,067	$11,137
Acquisitions	27	–	–	–	71	–	–	–	–	98
Dispositions	–	–	–	(20)	–	–	–	–	–	(20)
Currency translations	–	(2)	–	19	2	2	–	–	–	21
Balance at end of period	$2,555	$1,727	$579	$1,985	$2,943	$120	$112	$148	$1,067	$11,236

	For the year ended October 31, 2018

(Millions of Canadian dollars)	Canadian Banking	Caribbean Banking	Canadian Wealth Management	Global Asset Management	U.S. Wealth Management (including City National)	International Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Total
Balance at beginning of period	$2,527	$1,694	$576	$2,006	$2,745	$120	$112	$148	$1,049	$10,977
Acquisitions	1	–	–	–	80	–	–	–	–	81
Dispositions	–	–	–	–	(8)	–	–	–	–	(8)
Currency translations	–	35	3	(20)	53	(2)	–	–	18	87
Balance at end of period	$2,528	$1,729	$579	$1,986	$2,870	$118	$112	$148	$1,067	$11,137

We perform our annual impairment test by comparing the carrying amount of each CGU to its recoverable amount. The recoverable amount of a CGU is represented by its value in use, except in circumstances where the carrying amount of a CGU exceeds its value in use. In such cases, the greater of the CGU’s fair value less costs of disposal and its value in use is the recoverable amount. Our annual impairment test is performed as at August 1.

In our 2019 and 2018 annual impairment tests, the recoverable amounts of our Caribbean Banking and International Wealth Management CGUs were based on their fair value less costs of disposal. The recoverable amounts of all other CGUs tested were based on their value in use.

Value in use

We calculate value in use using a five-year discounted cash flow method, with the exception of our U.S. Wealth Management (including City National) CGU where cash flow projections covering a six-year period were used, which more closely aligns with the strategic growth plan resulting from the acquisition of City National. Future cash flows are based on financial plans agreed by management, estimated based on forecast results, business initiatives, capital required to support future cash flows and returns to shareholders. Key drivers of future cash flows include net interest margins and average interest-earning assets. The values

178            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

assigned to these drivers over the forecast period are based on past experience, external and internal economic forecasts, and management’s expectations of the impact of economic conditions on our financial results. Beyond the initial cash flow projection period, cash flows are assumed to increase at a constant rate using a nominal long-term growth rate (terminal growth rate), with the exception of our U.S. Wealth Management (including City National) CGU where we applied a mid-term growth rate consistent with our growth expectations for this business, reverting to the terminal growth rate after 10 years. Terminal growth rates are based on the current market assessment of gross domestic product and inflation for the countries within which the CGU operates. The discount rates used to determine the present value of each CGU’s projected future cash flows are based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. CGU-specific risks include: country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation).

The estimation of value in use involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of key inputs and assumptions used was tested by recalculating the recoverable amount using reasonably possible changes to those assumptions. The post-tax discount rates were increased by 1%, terminal growth rates were decreased by 1%, and future cash flows were reduced by 10%. As at August 1, 2019, no reasonably possible change in an individual key input or assumption, as described, would result in a CGU’s carrying amount exceeding its recoverable amount based on value in use.

The terminal growth rates and pre-tax discount rates used in our discounted cash flow models are summarized below.

	As at
	August 1, 2019		August 1, 2018

	Discount rate (1)	Terminal growth rate	Discount rate (1), (2)	Terminal growth rate
Group of cash generating units
Canadian Banking	10.2%	3.0%	10.0%	3.0%
Caribbean Banking	11.9	4.2	11.8	4.3
Canadian Wealth Management	11.2	3.0	11.2	3.0
Global Asset Management	11.1	3.0	11.0	3.0
U.S. Wealth Management (including City National)	11.2	3.0	11.0	3.0
International Wealth Management	10.8	3.0	10.1	3.0
Insurance	11.0	3.0	11.0	3.0
Investor & Treasury Services	10.9	3.0	11.2	3.0
Capital Markets	11.8	3.0	12.4	3.0

(1)	Pre-tax discount rates are determined implicitly based on post-tax discount rates.
(2)	Discount rates have been revised from those previously presented.

Fair value less costs of disposal – Caribbean Banking

For our Caribbean Banking CGU, we calculated fair value less costs of disposal using a discounted cash flow method that projects future cash flows over a 5-year period. Cash flows are based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer. Cash flows beyond the initial 5-year period are assumed to increase at a constant rate using a nominal long-term growth rate. Future cash flows, terminal growth rates, and discount rates are based on the same factors noted above. This fair value measurement is categorized as level 3 in the fair value hierarchy as certain significant inputs are not observable.

We use significant judgement to determine inputs to the discounted cash flow model which is most sensitive to changes in future cash flows, discount rates and terminal growth rates applied to cash flows beyond the forecast period. The sensitivity of these key inputs was tested by applying a reasonably possible change to these assumptions. As at August 1, 2019, the recoverable amount of our Caribbean Banking CGU, based on fair value less costs of disposal, was 126% of its carrying amount. If the post-tax discount rate was increased by 1.8%, holding other individual factors constant, the recoverable amount would approximate the carrying amount. No other reasonably possible change in an individual key input or assumption, including decreasing the terminal growth rates by 2.4% or reducing future cash flows by 21%, would result in the CGU’s carrying amount exceeding its recoverable amount based on fair value less costs of disposal.

Fair value less costs of disposal – International Wealth Management

For our International Wealth Management CGU, we calculated fair value less costs of disposal using a multiples-based approach. Each business within the CGU was valued using either a Price-to-assets-under-administration (P/AUA) or Price-to-revenue (P/Rev) multiple, as appropriate, to reflect the considerations of a prospective third-party buyer. In 2019, we applied a P/AUA multiple of 2.25% to AUA as at August 1 (August 1, 2018 – 2.5%) and a P/Rev multiple of 2.5x (August 1, 2018 – 2.5x) to revenue for the 12 months preceding the testing date. These multiples represent our best estimate from a range of reasonably possible inputs based on precedent transactions for comparable businesses. This fair value measurement is categorized as level 3 in the fair value hierarchy as certain significant inputs are not observable.

The estimation of fair value less costs of disposal involves significant judgment in the determination of the appropriate valuation approach and inputs and is most sensitive to changes in the P/AUA and P/Rev multiples. These key inputs were tested for sensitivity by reducing each multiple to the low end of the range of reasonably possible inputs considered. As at August 1, 2019, no reasonably possible change in an individual key input or assumption, as described, would result in the CGU’s carrying amount exceeding its recoverable amount based on fair value less costs of disposal.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            179

Note 10 Goodwill and other intangible assets (continued)

Other intangible assets

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships	In process software	Total
Gross carrying amount
Balance at beginning of period	$5,984	$1,582	$1,750	$1,768	$1,146	$12,230
Additions	42	49	–	–	1,184	1,275
Acquisitions through business combinations	–	16	–	6	–	22
Transfers	1,009	42	–	–	(1,051)	–
Dispositions	–	(1)	–	–	–	(1)
Impairment losses	(94)	(6)	–	–	(42)	(142)
Currency translations	–	1	1	7	(2)	7
Other changes	–	1	(184)	(8)	5	(186)
Balance at end of period	$6,941	$1,684	$1,567	$1,773	$1,240	$13,205
Accumulated amortization
Balance at beginning of period	$(4,501)	$(1,226)	$(654)	$(1,162)	$–	$(7,543)
Amortization charge for the year	(793)	(121)	(159)	(124)	–	(1,197)
Dispositions	–	–	–	–	–	–
Impairment losses	30	2	–	–	–	32
Currency translations	(1)	(1)	1	(6)	–	(7)
Other changes	9	(11)	185	1	–	184
Balance at end of period	$(5,256)	$(1,357)	$(627)	$(1,291)	$–	$(8,531)
Net balance at end of period	$1,685	$327	$940	$482	$1,240	$4,674

	For the year ended October 31, 2018

(Millions of Canadian dollars)	Internally generated software	Other software	Core deposit intangibles	Customer list and relationships	In process software	Total
Gross carrying amount
Balance at beginning of period	$5,143	$1,432	$1,715	$1,753	$892	$10,935
Additions	40	79	–	–	1,111	1,230
Acquisitions through business combinations	–	–	–	16	–	16
Transfers	798	51	–	–	(849)	–
Dispositions	(1)	(1)	–	–	(2)	(4)
Impairment losses	(1)	–	–	–	(7)	(8)
Currency translations	16	11	35	(1)	4	65
Other changes	(11)	10	–	–	(3)	(4)
Balance at end of period	$5,984	$1,582	$1,750	$1,768	$1,146	$12,230
Accumulated amortization
Balance at beginning of period	$(3,825)	$(1,094)	$(487)	$(1,022)	$–	$(6,428)
Amortization charge for the year	(669)	(112)	(153)	(143)	–	(1,077)
Dispositions	1	1	–	–	–	2
Impairment losses	–	–	–	–	–	–
Currency translations	(11)	(7)	(14)	3	–	(29)
Other changes	3	(14)	–	–	–	(11)
Balance at end of period	$(4,501)	$(1,226)	$(654)	$(1,162)	$–	$(7,543)
Net balance at end of period	$1,483	$356	$1,096	$606	$1,146	$4,687

Note 11 Significant dispositions

Wealth Management

On October 30, 2019, we completed the sale of our private debt Global Asset Management business in the United Kingdom to Dyal Capital Partners. As a result of the transaction, we recorded a pre-tax gain of $142 million in Non-interest income – Other ($134 million after-tax). The assets, liabilities and equity that were included in the disposal group are not significant.

180            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Note 12 Joint ventures and associated companies

The following table summarizes the carrying value of our interests in joint ventures and associated companies accounted for under the equity method as well as our share of the income of those entities.

	Joint ventures		Associated companies
	As at and for the year ended

(Millions of Canadian dollars)	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Carrying amount	$178	$165	$474	$521
Share of:
Net income	$107	$113	$(31)	$(92)

We do not have any joint ventures or associated companies that are individually material to our financial results.

During the year ended October 31, 2019, we recognized impairment losses of $2 million with respect to our interests in joint ventures and associated companies (October 31, 2018 – impairment losses of $12 million).

Certain of our subsidiaries, joint ventures and associates are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries, joint ventures and associates are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. As at October 31, 2019, restricted net assets of these subsidiaries, joint ventures and associates were $34.9 billion (October 31, 2018 – $33.9 billion).

Note 13 Other assets

	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Cash collateral	$15,629	$14,467
Margin deposits	5,688	4,940
Receivable from brokers, dealers and clients	2,511	2,868
Accounts receivable and prepaids	4,569	4,047
Investments in joint ventures and associates	652	686
Employee benefit assets	147	626
Insurance-related assets
Collateral loans	926	991
Policy loans	95	99
Reinsurance assets	748	656
Other	78	163
Deferred income tax asset	1,989	1,475
Taxes receivable	5,553	5,456
Accrued interest receivable	2,866	2,641
Precious metals	416	361
Commodity trading receivables	4,232	1,898
Other	2,974	2,690
	$49,073	$44,064

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            181

Note 14 Deposits

	As at
	October 31, 2019				October 31, 2018

(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$143,958	$49,806	$100,968	$294,732	$135,101	$48,873	$86,180	$270,154
Business and government (4)	253,113	13,867	298,502	565,482	238,617	8,606	286,299	533,522
Bank	8,363	920	16,508	25,791	8,750	299	23,472	32,521
	$405,434	$64,593	$415,978	$886,005	$382,468	$57,778	$395,951	$836,197
Non-interest-bearing (5)
Canada	$93,163	$5,692	$137	$98,992	$88,119	$5,086	$–	$93,205
United States	34,632	–	–	34,632	34,098	–	–	34,098
Europe (6)	760	–	–	760	564	–	–	564
Other International	5,225	5	–	5,230	5,495	5	–	5,500
Interest-bearing (5)
Canada	228,386	15,306	333,118	576,810	213,747	15,112	292,641	521,500
United States	4,704	39,626	41,776	86,106	2,478	33,099	67,211	102,788
Europe (4), (6)	33,073	825	30,090	63,988	32,930	1,412	25,749	60,091
Other International	5,491	3,139	10,857	19,487	5,037	3,064	10,350	18,451
	$405,434	$64,593	$415,978	$886,005	$382,468	$57,778	$395,951	$836,197

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.
(5)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at October 31, 2019, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $321 billion, $23 billion, $45 billion and $31 billion, respectively (October 31, 2018 – $309 billion, $20 billion, $38 billion and $31 billion, respectively).
(6)	Europe includes the United Kingdom, Luxembourg, the Channel Islands, France and Italy.

Contractual maturities of term deposits

	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Within 1 year:
less than 3 months	$94,585	$89,553
3 to 6 months	62,814	59,109
6 to 12 months	92,507	80,773
1 to 2 years	50,055	51,798
2 to 3 years	31,852	45,550
3 to 4 years	31,373	21,127
4 to 5 years	21,130	23,863
Over 5 years (1)	31,662	24,178
	$415,978	$395,951
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more (2)	$379,000	$362,000

(1)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.
(2)	Aggregate amounts of term deposits in denominations of one hundred thousand dollars or more have been revised from those previously presented.

Average deposit balances and average rates of interest

	For the year ended
	October 31, 2019		October 31, 2018
(Millions of Canadian dollars, except for percentage amounts)	Average balances	Average rates	Average balances	Average rates
Canada	$650,555	1.60%	$603,582	1.28%
United States	129,903	1.17	131,715	1.00
Europe (1)	63,333	1.15	59,916	0.91
Other International	26,290	1.20	23,788	1.11
	$870,081	1.49%	$819,001	1.20%

(1)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.

Note 15 Insurance

Risk management

Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to our expectations at the time of underwriting. We do not have a high degree of concentration risk due to our geographic diversity and business mix. Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of region-

182            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

specific characteristics. Reinsurance is also used for a majority of our businesses to lower our risk profile and limit the liability on a single claim. We manage underwriting and pricing risk through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted, pricing policies by product line and centralized control of policy wordings. The risk that claims are handled or paid inappropriately is mitigated by using a range of information technology (IT) system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures, ensure that all claims are handled in a timely, appropriate and accurate manner.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to lower our risk profile, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from our direct obligations to the insured parties. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency. Reinsurance amounts (ceded premiums) included in Non-interest income are shown in the table below.

Net premiums and claims

	For the year ended
(Millions of Canadian dollars)	October 31 2019	October 31 2018
Gross premiums	$4,209	$4,236
Premiums ceded to reinsurers	(225)	(204)
Net premiums	$3,984	$4,032
Gross claims and benefits (1)	$3,990	$2,615
Reinsurers’ share of claims and benefits	(241)	(224)
Net claims	$3,749	$2,391

(1)	Includes the change in fair value of investments backing our policyholder liabilities, which are largely offset in revenue.

Insurance claims and policy benefit liabilities

All actuarial assumptions are set in conjunction with Canadian Institute of Actuaries Standards of Practice and OSFI requirements. The assumptions that have the greatest effect on the measurement of insurance liabilities, the processes used to determine them and the assumptions used as at October 31, 2019 are as follows:

Life insurance

Mortality and morbidity – Mortality estimates are based on standard industry insured mortality tables, adjusted where appropriate to reflect our own experience. Morbidity assumptions are made with respect to the rates of claim incidence and claim termination for health insurance policies and are based on a combination of industry and our own experience.

Future investment yield – Assumptions are based on the current yield rate, a reinvestment assumption and an allowance for future credit losses for each line of business, and are developed using interest rate scenario testing, including prescribed scenarios for determination of minimum liabilities as set out in the actuarial standards.

Policyholder behaviour – Under certain policies, the policyholder has a contractual right to change benefits and premiums, as well as convert policies to permanent forms of insurance. All policyholders have the right to terminate their policies through lapse. Lapses represent the termination of policies due to non-payment of premiums. Lapse assumptions are primarily based on our recent experience adjusted for emerging industry experience where applicable.

Significant insurance assumptions

	As at

	October 31 2019	October 31 2018
Life Insurance
Canadian Insurance
Mortality rates (1)	0.12%	0.11%
Morbidity rates (2)	1.82	1.82
Future reinvestment yield (3)	3.69	3.80
Lapse rates (4)	0.50	0.50
International Insurance
Mortality rates (1)	0.57	0.52
Future reinvestment yield (3)	3.06	3.14

(1)	Average annual death rate for the largest portfolio of insured policies.
(2)	Average net settlement rate for the individual and group disability insurance portfolio.
(3)	Ultimate reinvestment rate of the insurance operations.
(4)	Ultimate policy termination rate (lapse rate) for the largest permanent life insurance portfolio that relies on higher termination rate to maintain its profitability (lapse-supported policies).

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            183

Note 15 Insurance (continued)

Insurance claims and policy benefit liabilities

The following table summarizes our gross and reinsurers’ share of insurance liabilities at the end of the year.

	As at
	October 31, 2019			October 31, 2018

(Millions of Canadian dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Life insurance policyholder liabilities
Life, health and annuity	$11,339	$601	$10,738	$9,982	$493	$9,489
Investment contracts (1)	38	–	38	42	–	42
	$11,377	$601	$10,776	$10,024	$493	$9,531
Non-life insurance policyholder liabilities
Unearned premium provision (1)	$29	$–	$29	$26	$–	$26
Unpaid claims provision	62	2	60	18	3	15
	$91	$2	$89	$44	$3	$41
	$11,468	$603	$10,865	$10,068	$496	$9,572

(1)	Insurance liabilities for investment contracts and unearned premium provision are reported in Other liabilities on the Consolidated Balance Sheets.

Reconciliation of life insurance policyholder liabilities

	For the year ended
	October 31, 2019			October 31, 2018

(Millions of Canadian dollars)	Gross	Ceded	Net	Gross	Ceded	Net
Balances at beginning of period	$10,024	$493	$9,531	$9,687	$393	$9,294
New and in-force policies	1,479	103	1,376	502	83	419
Changes in assumption and methodology	(122)	5	(127)	(173)	17	(190)
Net change in investment contracts	(4)	–	(4)	8	–	8
Balances at end of period	$11,377	$601	$10,776	$10,024	$493	$9,531

The net increase in Insurance claims and policy benefit liabilities over the prior year was comprised of the net increase in life and health liabilities and reinsurance attributable to market movements on assets backing life and health liabilities and business growth. During the year, we reviewed all key actuarial methods and assumptions which are used in determining the policy benefit liabilities resulting in a $127 million net decrease to insurance liabilities comprised of: (i) a decrease of $104 million for revised actuarial reserves for updated growth assumptions on investments in equity and commercial real estate; (ii) a decrease of $78 million due to reinsurance contract renegotiations; (iii) a decrease of $17 million due to valuation system and data changes and (iv) an increase of $72 million arising from insurance risk related assumption updates largely due to mortality, morbidity, maintenance, property and casualty margin for adverse deviation and expense assumptions, impacting both gross and ceded insurance policyholder liabilities.

Sensitivity analysis

The following table presents the sensitivity of the level of insurance policyholder liabilities disclosed in this note to reasonably possible changes in the actuarial assumptions used to calculate them. The percentage change in each variable is applied to a range of existing actuarial modelling assumptions to derive the possible impact on net income. The analyses are performed where a single assumption is changed while holding other assumptions constant, which is unlikely to occur in practice.

		Net income impact for the year ended
(Millions of Canadian dollars, except for percentage amounts)	Change in variable	October 31 2019	October 31 2018
Increase in market interest rates (1)	1%	$(7)	$(2)
Decrease in market interest rates (1)	1	4	–
Increase in equity market values (2)	10	1	6
Decrease in equity market values (2)	10	(3)	(8)
Increase in maintenance expenses (3)	5	(33)	(29)
Life Insurance (3)
Adverse change in annuitant mortality rates	2	(205)	(131)
Adverse change in assurance mortality rates	2	(60)	(59)
Adverse change in morbidity rates	5	(205)	(188)
Adverse change in lapse rates	10	(247)	(226)

(1)	Sensitivities for market interest rates include the expected current period earnings impact of a 100 basis points shift in the yield curve by increasing the current reinvestment rates while holding the assumed ultimate rates constant. The sensitivity consists of both the impact on assumed reinvestment rates in the actuarial liabilities and any changes in fair value of assets and liabilities from the yield curve shift.
(2)	Sensitivities to changes in equity market values are composed of the expected current period earnings impact from differences in the changes in fair value of the equity asset holdings and the partially offsetting impact on the actuarial liabilities.
(3)	Sensitivities to changes in maintenance expenses and life insurance actuarial assumptions include the expected current period earnings impact from recognition of increased liabilities due to an adverse change in the given assumption over the lifetime of all in-force policies.

184            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Note 16 Segregated funds

We offer certain individual variable insurance contracts that allow policyholders to invest in segregated funds. The investment returns on these funds are passed directly to the policyholders. Amounts invested are at the policyholders’ risk, except where the policyholders have selected options providing maturity and death benefit guarantees. A liability for the guarantees is recorded in Insurance claims and policy benefit liabilities.

Segregated funds net assets are recorded at fair value. All of our segregated funds net assets are categorized as Level 1 in the fair value hierarchy. The fair value of the segregated funds liabilities is equal to the fair value of the segregated funds net assets. Segregated funds net assets and segregated funds liabilities are presented on separate lines on the Consolidated Balance Sheets. The following tables present the composition of net assets and the changes in net assets for the year.

Segregated funds net assets

	As at
(Millions of Canadian dollars)	October 31 2019	October 31 2018
Cash	$31	$19
Investment in mutual funds	1,631	1,348
Other assets (liabilities) net	1	1
	$1,663	$1,368
Changes in net assets
	For the year ended
(Millions of Canadian dollars)	October 31 2019	October 31 2018
Net assets at beginning of period	$1,368	$1,216
Additions (deductions):
Deposits from policyholders	557	537
Net realized and unrealized gains (losses)	124	(40)
Interest and dividends	39	31
Payment to policyholders	(386)	(342)
Management and administrative fees	(39)	(34)
Net assets at end of period	$1,663	$1,368

Note 17 Employee benefits – Pension and other post-employment benefits

Plan characteristics

We sponsor a number of programs that provide pension and post-employment benefits to eligible employees. The majority of beneficiaries of the pension plans are located in Canada and other beneficiaries of the pension plans are primarily located in the U.S., the U.K. and the Caribbean. The pension arrangements including investment, plan benefits and funding decisions are governed by local pension committees or trustees, who are legally segregated from the Bank, or management. Significant plan changes require the approval of the Board of Directors.

Our defined benefit pension plans provide pension benefits based on years of service, contributions and average earnings at retirement. Our primary defined benefit pension plans are closed to new members. New employees are generally eligible to join defined contribution pension plans. The specific features of these plans vary by location. We also provide supplemental non-registered (non-qualified) pension plans for certain executives and senior management that are typically unfunded or partially funded.

Our defined contribution pension plans provide pension benefits based on accumulated employee and Bank contributions. The Bank contributions are based on a percentage of an employee’s annual earnings and a portion of the Bank contribution may be dependent on the amount being contributed by the employee and their years of service.

Our primary other post-employment benefit plans provide health, dental, disability and life insurance coverage and cover a number of current and retired employees who are mainly located in Canada. These plans are unfunded unless required by legislation.

We measure our benefit obligations and pension assets as at October 31 each year. All plans are valued using the projected unit-credit method. We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plan, the most recent funding actuarial valuation was completed on January 1, 2019, and the next valuation will be completed on January 1, 2020.

For the year ended October 31, 2019, total contributions to our pension plans (defined benefit and defined contribution plans) and other post-employment benefit plans were $551 million and $72 million (October 31, 2018 – $594 million and $65 million), respectively. For 2020, total contributions to our pension plans and other post-employment benefit plans are expected to be $549 million and $78 million, respectively.

Risks

By their design, the defined benefit pension and other post-employment benefit plans expose the Bank to various risks such as investment performance, reductions in discount rates used to value the obligations, increased longevity of plan members, future inflation levels impacting future salary increases as well as future increases in healthcare costs. These risks will reduce over time due to the membership closure of our primary defined benefit pension plans and migration to defined contribution pension plans.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            185

Note 17 Employee benefits – Pension and other post-employment benefits (continued)

The following table presents the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

	As at

	October 31, 2019		October 31, 2018

(Millions of Canadian dollars)	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Canada
Fair value of plan assets	$13,679	$1	$12,587	$1
Present value of defined benefit obligation	14,428	1,722	12,270	1,522
Net surplus (deficit)	$(749)	$(1,721)	$317	$(1,521)
International
Fair value of plan assets	$1,106	$–	$977	$–
Present value of defined benefit obligation	1,089	98	948	100
Net surplus (deficit)	$17	$(98)	$29	$(100)
Total
Fair value of plan assets	$14,785	$1	$13,564	$1
Present value of defined benefit obligation	15,517	1,820	13,218	1,622
Total net surplus (deficit)	$(732)	$(1,819)	$346	$(1,621)
Effect of asset ceiling	(1)	–	(1)	–
Total net surplus (deficit), net of effect of asset ceiling	$(733)	$(1,819)	$345	$(1,621)
Amounts recognized in our Consolidated Balance Sheets
Employee benefit assets	$147	$–	$626	$–
Employee benefit liabilities	(880)	(1,819)	(281)	(1,621)
Total net surplus (deficit), net of effect of asset ceiling	$(733)	$(1,819)	$345	$(1,621)

The following table presents an analysis of the movement in the financial position related to all of our material pension and other post-employment benefit plans worldwide, including executive retirement arrangements.

	As at or for the year ended

	October 31, 2019		October 31, 2018

(Millions of Canadian dollars)	Defined benefit pension plans (1)	Other post- employment benefit plans	Defined benefit pension plans (1)	Other post- employment benefit plans
Fair value of plan assets at beginning of period	$13,564	$1	$13,573	$1
Interest income	532	–	476	–
Remeasurements
Return on plan assets (excluding interest income)	910	–	(268)	–
Change in foreign currency exchange rate	9	–	(10)	–
Contributions – Employer	339	72	409	65
Contributions – Plan participant	48	18	49	19
Payments	(601)	(90)	(586)	(84)
Payments – amount paid in respect of any settlements	–	–	(64)	–
Other	(16)	–	(15)	–
Fair value of plan assets at end of period	$14,785	$1	$13,564	$1
Benefit obligation at beginning of period	$13,218	$1,622	$14,005	$1,845
Current service costs	297	39	359	34
Past service costs	1	–	(13)	(25)
Gains and losses on settlements	–	–	13	–
Interest expense	510	65	484	66
Remeasurements
Actuarial losses (gains) from demographic assumptions	(4)	(7)	(164)	(66)
Actuarial losses (gains) from financial assumptions	1,977	196	(828)	(140)
Actuarial losses (gains) from experience adjustments	59	(23)	(22)	(32)
Change in foreign currency exchange rate	12	–	(15)	5
Contributions – Plan participant	48	18	49	19
Payments	(601)	(90)	(586)	(84)
Payments – amount paid in respect of any settlements	–	–	(64)	–
Benefit obligation at end of period	$15,517	$1,820	$13,218	$1,622
Unfunded obligation	$29	$1,671	$27	$1,481
Wholly or partly funded obligation	15,488	149	13,191	141
Total benefit obligation	$15,517	$1,820	$13,218	$1,622

(1)	For pension plans with funding deficits, the benefit obligations and fair value of plan assets as at October 31, 2019 were $14,329 million and $13,449 million, respectively (October 31, 2018 – $685 million and $404 million, respectively).

186            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Pension and other post-employment benefit expense

The following table presents the composition of our pension and other post-employment benefit expense related to our material pension and other post-employment benefit plans worldwide.

	For the year ended
	Pension plans		Other post-employment benefit plans

(Millions of Canadian dollars)	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Current service costs	$297	$359	$39	$34
Past service costs	1	(13)	–	(25)
Gains and losses on settlements	–	13	–	–
Net interest expense (income)	(22)	8	65	66
Remeasurements of other long term benefits	–	–	13	(4)
Administrative expense	16	15	–	–
Defined benefit pension expense	$292	$382	$117	$71
Defined contribution pension expense	212	185	–	–
	$504	$567	$117	$71

Service costs for the year ended October 31, 2019 totalled $293 million (October 31, 2018 – $354 million) for pension plans in Canada and $5 million (October 31, 2018 – $(8) million) for International plans. Net interest expense (income) for the year ended October 31, 2019 totalled $(21) million (October 31, 2018 – $4 million) for pension plans in Canada and $(1) million (October 31, 2018 – $4 million) for International plans.

Pension and other post-employment benefit remeasurements

The following table presents the composition of our remeasurements recorded in OCI related to our material pension and other post-employment benefit plans worldwide.

	For the year ended
	Defined benefit pension plans		Other post-employment benefit plans

(Millions of Canadian dollars)	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Actuarial (gains) losses:
Changes in demographic assumptions	$(4)	$(164)	$(11)	$(65)
Changes in financial assumptions	1,977	(828)	186	(134)
Experience adjustments	59	(22)	(22)	(35)
Return on plan assets (excluding interest based on discount rate)	(910)	268	–	–
	$1,122	$(746)	$153	$(234)

Remeasurements recorded in OCI for the year ended October 31, 2019 were losses of $1,102 million (October 31, 2018 – gains of $633 million) for pension plans in Canada and losses of $20 million (October 31, 2018 – gains of $113 million) for International plans.

Investment policy and strategies

Defined benefit pension plan assets are invested prudently in order to meet our longer-term pension obligations. The pension plans’ investment strategy is to hold a diversified mix of investments by asset class and geographic location in order to reduce investment-specific risk to the funded status while maximizing the expected returns to meet pension obligations. Investment of the plan’s assets follows an asset/liability framework as investment is conducted with careful consideration of the pension obligation’s sensitivity to interest rates and credit spreads which are key risk factors impacting the obligation’s value. Factors taken into consideration in developing our asset mix include but are not limited to the following:

•	the nature of the underlying benefit obligations, including the duration and term profile of the liabilities;
•	the member demographics, including expectations for normal retirements, terminations, and deaths;
•	the financial position of the pension plans;
•	the diversification benefits obtained by the inclusion of multiple asset classes; and
•	expected asset returns, including asset and liability correlations, along with liquidity requirements of the plan.

To implement our asset mix policy, we may invest in debt securities, equity securities, and alternative investments. Our holdings in certain investments, including common shares, debt securities rated lower than BBB and residential and commercial mortgages, cannot exceed a defined percentage of the market value of our defined benefit pension plan assets. We may use derivative instruments as either a synthetic investment to more efficiently replicate the performance of an underlying security, or as a hedge against financial risks within the plan. To manage our credit risk exposure, where derivative instruments are not centrally cleared, counterparties are required to meet minimum credit ratings and enter into collateral agreements.

Our defined benefit pension plan assets are primarily comprised of debt and equity securities and alternative investments. Our equity securities generally have unadjusted quoted market prices in an active market (Level 1) and our debt securities generally have quoted market prices for similar assets in an active market (Level 2). Alternative investments and other includes cash, hedge funds, and private fund investments including infrastructure, real estate leases, private equity and debt. In the case of private fund investments, no quoted market prices are usually available (Level 2 or Level 3). These fund assets are either valued by an independent valuator or priced using observable market inputs.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            187

Note 17 Employee benefits – Pension and other post-employment benefits (continued)

During the year ended October 31, 2019, the management of defined benefit pension investments focused on increased allocation to risk reducing investments and strategies, maintaining diversification, while striving to improve expected investment return. Over time, an increasing allocation to debt securities is being used to reduce asset/liability duration mismatch and hence variability of the plan’s funded status due to interest rate movement. Longer maturity debt securities, given their price sensitivity to movements in interest rates, are considered to be a good economic hedge to risk associated with the plan’s liabilities, which are discounted using predominantly long maturity bond interest rates as inputs.

Asset allocation of defined benefit pension plans (1)

	As at
	October 31, 2019			October 31, 2018

(Millions of Canadian dollars, except percentages)	Fair value	Percentage of total plan assets	Quoted in active market (2)	Fair value	Percentage of total plan assets	Quoted in active market (2)
Equity securities
Domestic	$1,544	10%	100%	$1,259	10%	100%
Foreign	3,215	22	98	3,243	24	99
Debt securities
Domestic government bonds	3,014	21	–	2,643	19	–
Foreign government bonds	396	3	–	288	2	–
Corporate and other bonds	3,458	23	–	3,265	24	–
Alternative investments and other	3,158	21	13	2,866	21	15

	$14,785	100%	35%	$13,564	100%	36%

(1)	The asset allocation is based on the underlying investments held directly and indirectly through the funds as this is how we manage our investment policy and strategies.
(2)	If our assessment of whether or not an asset was quoted in an active market was based on direct investments, 36% of our total plan assets would be classified as quoted in an active market (October 31, 2018 – 40%).

The allocation of equity securities in our pension plans in Canada is 33% (October 31, 2018 – 33%) and that of our International plans is 16% (October 31, 2018 – 23%). The allocation of debt securities in our pension plans in Canada is 47% (October 31, 2018 – 46%) and that of our International plans is 44% (October 31, 2018 – 42%). The allocation of alternative investments and other in our pension plans in Canada is 20% (October 31, 2018 – 21%) and that of our International plans is 40% (October 31, 2018 – 35%).

As at October 31, 2019, the plan assets include 1 million (October 31, 2018 – 1 million) of our common shares with a fair value of $104 million (October 31, 2018 – $95 million) and $57 million (October 31, 2018 – $49 million) of our debt securities. For the year ended October 31, 2019, dividends received on our common shares held in the plan assets were $4 million (October 31, 2018 – $4 million).

Maturity profile

The following table presents the maturity profile of our defined benefit pension plan obligation.

(Millions of Canadian dollars, except participants and years)	As at October 31, 2019
	Canada	International	Total
Number of plan participants	69,084	7,635	76,719
Actual benefit payments 2019	$551	$50	$601
Benefits expected to be paid 2020	610	50	660
Benefits expected to be paid 2021	630	52	682
Benefits expected to be paid 2022	650	52	702
Benefits expected to be paid 2023	670	52	722
Benefits expected to be paid 2024	690	53	743
Benefits expected to be paid 2025-2029	3,709	258	3,967
Weighted average duration of defined benefit payments	16.0 years	19.2 years	16.2 years

Significant assumptions

Our methodologies to determine significant assumptions used in calculating the defined benefit pension and other post-employment benefit expense are as follows:

Discount rate

For the Canadian pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a derived Canadian AA corporate bond yield curve. The derived curve is based on actual short and mid-maturity corporate AA rates and extrapolated longer term rates. The extrapolated corporate AA rates are derived from observed corporate A, corporate AA and provincial AA yields. For the International pension and other post-employment benefit plans, all future expected benefit payments at each measurement date are discounted at spot rates from a local AA corporate bond yield curve. Spot rates beyond 30 years are set to equal the 30-year spot rate. The discount rate is the equivalent single rate that produces the same discounted value as that determined using the entire discount curve. This valuation methodology does not rely on assumptions regarding reinvestment returns.

Rate of increase in future compensation

The assumptions for increases in future compensation are developed separately for each plan, where relevant. Each assumption is set based on the price inflation assumption and compensation policies in each market, as well as relevant local statutory and plan-specific requirements.

188            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Healthcare cost trend rates

Healthcare cost calculations are based on both short and long term trend assumptions established using the plan’s recent experience as well as market expectations.

Weighted average assumptions to determine benefit obligation

	As at
	Defined benefit pension plans		Other post-employment benefit plans

	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Discount rate	3.0%	4.0%	3.3%	4.1%
Rate of increase in future compensation	3.3%	3.3%	n.a.	n.a.
Healthcare cost trend rates (1)
– Medical	n.a.	n.a.	3.5%	3.5%
– Dental	n.a.	n.a.	3.1%	3.1%

(1)	For our other post-employment benefit plans, the assumed trend rates used to measure the expected benefit costs of the defined benefit obligations are also the ultimate trend rates.

n.a. not applicable

Mortality assumptions

Mortality assumptions are significant in measuring our obligations under the defined benefit pension plans. These assumptions have been set based on country specific statistics. Future longevity improvements have been considered and included where appropriate. The following table summarizes the mortality assumptions used for material plans.

	As at
	October 31, 2019				October 31, 2018
	Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
	Age 65		Age 45		Age 65		Age 45

(In years)	Male	Female	Male	Female	Male	Female	Male	Female
Country
Canada	23.7	24.1	24.7	25.0	23.7	24.1	24.7	25.0
United States	20.6	22.6	22.2	24.1	20.6	22.7	22.3	24.2
United Kingdom	23.5	25.2	25.1	27.0	23.4	25.2	25.0	26.9

Sensitivity analysis

Assumptions adopted can have a significant effect on the value of the obligations for defined benefit pension and other post-employment benefit plans and are based on historical experience and market inputs. The increase (decrease) in obligation in the following table has been determined for key assumptions assuming all other assumptions are held constant. In practice, this is unlikely to occur, as changes in some of the assumptions may be correlated. The following table presents the sensitivity analysis of key assumptions for 2019.

	Increase (decrease) in obligation

(Millions of Canadian dollars)	Defined benefit pension plans	Other post- employment benefit plans
Discount rate
Impact of 100 bps increase in discount rate	$(2,248)	$(239)
Impact of 100 bps decrease in discount rate	2,834	304
Rate of increase in future compensation
Impact of 50 bps increase in rate of increase in future compensation	66	1
Impact of 50 bps decrease in rate of increase in future compensation	(70)	(1)
Mortality rate
Impact of an increase in longevity by one additional year	425	36
Healthcare cost trend rate
Impact of 100 bps increase in healthcare cost trend rate	n.a.	81
Impact of 100 bps decrease in healthcare cost trend rate	n.a.	(68)

n.a.	not applicable

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            189

Note 18 Other liabilities

	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Cash collateral	$16,195	$13,907
Accounts payable and accrued expenses	1,598	1,531
Payroll and related compensation	7,416	7,073
Payable to brokers, dealers and clients	3,241	4,078
Negotiable instruments	1,671	1,693
Accrued interest payable (1)	3,496	3,072
Deferred income	2,563	2,259
Taxes payable	2,202	2,071
Precious metals certificates	431	346
Dividends payable	1,567	1,482
Insurance related liabilities	387	364
Deferred income taxes	82	84
Provisions	581	507
Employee benefit liabilities	2,699	1,902
Commodity liabilities	8,487	7,315
Other	5,521	5,438
	$58,137	$53,122

(1)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.

Note 19 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. The amounts presented below are net of our own holdings in these debentures, and include the impact of fair value hedges used for managing interest rate risk.

(Millions of Canadian dollars, except percentage and foreign currency)		Interest rate		Denominated foreign currency (millions)	As at
Maturity	Earliest par value redemption date				October 31 2019	October 31 2018
August 12, 2019 (1)		9.00%		US$75	$–	$103
July 15, 2022		5.38%		US$150	206	208
June 8, 2023		9.30%			110	110
July 17, 2024 (2), (3)	July 17, 2019	3.04%			–	998
December 6, 2024	December 6, 2019	2.99%	(4)		1,999	1,978
June 4, 2025 (3)	June 4, 2020	2.48%	(4)		997	988
January 20, 2026 (3)	January 20, 2021	3.31%	(5)		1,483	1,443
January 27, 2026 (3)		4.65%		US$1,500	2,023	1,813
September 29, 2026 (3)	September 29, 2021	3.45%	(6)		1,009	988
November 1, 2027	November 1, 2022	4.75%		TT$300	59	59
July 25, 2029 (3)	July 25, 2024	2.74%	(7)		1,486	–
October 1, 2083	Any interest payment date		(8)		224	224
June 29, 2085	Any interest payment date		(9)	US$174	229	229
					$9,825	$9,141
Deferred financing costs					(10)	(10)
					$9,815	$9,131

The terms and conditions of the debentures are as follows:

(1)	All US$75 million outstanding subordinated debentures were redeemed on August 12, 2019 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
(2)	All $1,000 million outstanding subordinated debentures were redeemed on July 17, 2019 for 100% of their principal amount plus interest accrued to, but excluding, the redemption date.
(3)	The notes include non-viability contingency capital (NVCC) provisions, necessary for the notes to qualify as Tier 2 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each note is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1.5 and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the par value of the note (including accrued and unpaid interest on such note) by the conversion price and then times the multiplier.
(4)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.10% above the 3-month Canadian Dollar Offered Rate (CDOR).
(5)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.35% above the 3-month CDOR.
(6)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.12% above the 3-month CDOR.
(7)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 0.98% above the 3-month CDOR.
(8)	Interest at a rate of 40 basis points above the 30-day Bankers’ Acceptance rate.
(9)	Interest at a rate of 25 basis points above the U.S. dollar 3-month London Interbank Mean Rate (LIMEAN). In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

190            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of OSFI, except for the debentures maturing July 15, 2022.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

(Millions of Canadian dollars)	October 31 2019
Within 1 year	$–
1 to 5 years	316
5 to 10 years	9,056
Thereafter	453
$9,825

Note 20 Trust capital securities

We issued innovative capital instruments, RBC Trust Capital Securities (RBC TruCS), through the structured entity RBC Capital Trust (Trust).

On June 30, 2018, the Trust redeemed all issued and outstanding RBC TruCS 2008-1 for cash at a redemption price of $1,000 per unit.

Note 21 Equity

Share capital

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $20 billion and $5 billion, respectively.

Common – An unlimited number of shares without nominal or par value may be issued.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            191

Note 21 Equity (continued)

Outstanding share capital

The following table details our common and preferred shares outstanding.

	As at and for the year ended
	October 31, 2019				October 31, 2018

(Millions of Canadian dollars, except the number of shares and dividends per share)	Number of shares (thousands)	Amount	Dividends declared per share		Number of shares (thousands)	Amount	Dividends declared per share
Common shares issued
Balance at beginning of period	1,439,029	$17,635			1,452,898	$17,730
Issued in connection with share-based compensation plans (1)	1,900	136			1,466	92
Purchased for cancellation (2)	(10,251)	(126)			(15,335)	(187)
Balance at end of period	1,430,678	$17,645		$4.07	1,439,029	$17,635		$3.77
Treasury shares – common shares
Balance at beginning of period	(235)	$(18)			(363)	$(27)
Purchases	(54,263)	(5,380)			(53,964)	(5,470)
Sales	53,916	5,340			54,092	5,479
Balance at end of period	(582)	$(58)			(235)	$(18)
Common shares outstanding	1,430,096	$17,587			1,438,794	$17,617
Preferred shares issued
First preferred (3)
Non-cumulative, fixed rate
Series W	12,000	$300		$1.23	12,000	$300		$1.23
Series AA	12,000	300		1.11	12,000	300		1.11
Series AC	8,000	200		1.15	8,000	200		1.15
Series AD (4)	–	–		–	10,000	250		1.13
Series AE	10,000	250		1.13	10,000	250		1.13
Series AF	8,000	200		1.11	8,000	200		1.11
Series AG	10,000	250		1.13	10,000	250		1.13
Series BH	6,000	150		1.23	6,000	150		1.23
Series BI	6,000	150		1.23	6,000	150		1.23
Series BJ	6,000	150		1.31	6,000	150		1.31
Non-cumulative, 5-Year Rate Reset
Series AJ (5)	–	–		0.22	13,579	339		0.88
Series AL (5)	–	–		0.27	12,000	300		1.07
Series AZ	20,000	500		0.96	20,000	500		1.00
Series BB	20,000	500		0.96	20,000	500		0.98
Series BD	24,000	600		0.90	24,000	600		0.90
Series BF	12,000	300		0.90	12,000	300		0.90
Series BK	29,000	725		1.38	29,000	725		1.38
Series BM	30,000	750		1.38	30,000	750		1.38
Series BO (6)	14,000	350		1.27	–	–		–
Non-cumulative, floating rate
Series AK (5)	–	–		0.23	2,421	61		0.78
Non-cumulative, fixed rate/floating rate
Series C-2	20	31	US$	67.50	20	31	US$	67.50
	227,020	$5,706			251,020	$6,306
Treasury shares – preferred shares
Balance at beginning of period (7)	114	$3			6	$–
Purchases	(8,021)	(184)			(10,215)	(256)
Sales	7,941	182			10,323	259
Balance at end of period (7)	34	$1			114	$3
Preferred shares outstanding	227,054	$5,707			251,134	$6,309

(1)	Includes fair value adjustments to stock options of $29 million (2018 – $15 million).
(2)	During the year ended October 31, 2019, we purchased common shares for cancellation at an average cost of $100.41 per share with a book value of $12.29 per share. During the year ended October 31, 2018, we purchased common shares for cancellation at an average cost of $99.29 per share with a book value of $12.22 per share.
(3)	First Preferred Shares were issued at $25 per share with the exception of Non-Cumulative Fixed Rate/Floating Rate First Preferred Shares, Series C-2 (Series C-2) which were issued at US$1,000 per share (equivalent to US$25 per depositary share).
(4)	On November 24, 2018, we redeemed all 10 million issued and outstanding Non-Cumulative First Preferred Shares, Series AD, for cash at a redemption price of $25 per share.
(5)	On February 24, 2019, we redeemed all 2.4 million issued and outstanding Non-Cumulative First Preferred Shares Series AK, all 13.6 million issued and outstanding Non-Cumulative 5 year Rate Reset First Preferred Shares Series AJ, and all 12 million issued and outstanding Non-Cumulative 5-year Rate Reset First Preferred Shares Series AL, at a price of $25 per share.
(6)	On November 2, 2018, we issued 14 million Non-Cumulative 5-year Rate Reset First Preferred Shares, Series BO, totalling $350 million.
(7)	Positive amounts represent a short position in treasury shares.

192            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Significant terms and conditions of preferred shares

As at October 31, 2019	Current Annual Yield	Premium	Current Dividend per share (1)		Earliest redemption date (2)	Issue Date	Redemption price (2), (3)
Preferred shares
First preferred
Non-cumulative, fixed rate
Series W (4)	4.90%			$.306250	February 24, 2010	January 31, 2005		$25.00
Series AA	4.45%			.278125	May 24, 2011	April 4, 2006		25.00
Series AC	4.60%			.287500	November 24, 2011	November 1, 2006		25.00
Series AE	4.50%			.281250	February 24, 2012	January 19, 2007		25.00
Series AF	4.45%			.278125	May 24, 2012	March 14, 2007		25.00
Series AG	4.50%			.281250	May 24, 2012	April 26, 2007		25.00
Series BH (5)	4.90%			.306250	November 24, 2020	June 5, 2015		26.00
Series BI (5)	4.90%			.306250	November 24, 2020	July 22, 2015		26.00
Series BJ (5)	5.25%			.328125	February 24, 2021	October 2, 2015		26.00
Non-cumulative, 5-Year Rate Reset (6)
Series AZ (5)	3.70%	2.21%		.231250	May 24, 2019	January 30, 2014		25.00
Series BB (5)	3.65%	2.26%		.228125	August 24, 2019	June 3, 2014		25.00
Series BD (5)	3.60%	2.74%		.225000	May 24, 2020	January 30, 2015		25.00
Series BF (5)	3.60%	2.62%		.225000	November 24, 2020	March 13, 2015		25.00
Series BK (5)	5.50%	4.53%		.343750	May 24, 2021	December 16, 2015		25.00
Series BM (5)	5.50%	4.80%		.343750	August 24, 2021	March 7, 2016		25.00
Series BO (5)	4.80%	2.38%		.300000	February 24, 2024	November 2, 2018		25.00
Non-cumulative, fixed rate/floating rate
Series C-2 (7)	6.75%	4.052%	US$	16.875000	November 7, 2023	November 2, 2015	US$	1,000.00

(1)	Non-cumulative preferential dividends of each Series are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day (7th day for Series C-2) of February, May, August and November.
(2)	Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may, on or after the dates specified above, redeem First Preferred Shares. In the case of Series AZ, BB, BD, BF, BK, BM, and BO, these may be redeemed for cash at a price per share of $25 if redeemed on the earliest redemption date and on the same date every fifth year thereafter. In the case of Series W, AA, AC, AE, AF, AG, BH, BI and BJ, these may be redeemed for cash at a price per share of $26 if redeemed during the 12 months commencing on the earliest redemption date and decreasing by $0.25 each 12-month period thereafter to a price per share of $25 if redeemed four years from the earliest redemption date or thereafter. Series C-2 may be redeemed at a price of US$1,000 on the earliest redemption date and any dividend payment date thereafter.
(3)	Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may purchase the First Preferred Shares of each Series for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.
(4)	Subject to the approval of the Toronto Stock Exchange, we may, on or after February 24, 2010, convert First Preferred Shares Series W into our common shares. First Preferred Shares Series W may be converted into that number of common shares determined by dividing the current redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.
(5)	The preferred shares include NVCC provisions, necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the instrument into a variable number of common shares in the event that OSFI deems the Bank non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula with a multiplier of 1 and with a conversion price based on the greater of: (i) a floor price of $5 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the Toronto Stock Exchange. The number of shares issued is determined by dividing the preferred share value ($25 plus declared and unpaid dividends) by the conversion price.
(6)	The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus the premium indicated. The holders have the option to convert their shares into Non-Cumulative floating rate First Preferred Shares subject to certain conditions on the earliest redemption date and every fifth year thereafter at a rate equal to the three-month Government of Canada Treasury Bill rate plus the premium indicated.
(7)	The dividend rate will change on the earliest redemption date at a rate equal to the 3-month LIBOR plus the premium indicated. Series C-2 do not qualify as Tier 1 regulatory capital.

Restrictions on the payment of dividends

We are prohibited by the Bank Act (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Dividend reinvestment plan

Our dividend reinvestment plan (DRIP) provides common and preferred shareholders with a means to receive additional common shares rather than cash dividends. The plan is only open to shareholders residing in Canada or the United States. The requirements of our DRIP are satisfied through either open market share purchases or shares issued from treasury. During 2019 and 2018, the requirements of our DRIP were satisfied through open market share purchases.

Shares available for future issuances

As at October 31, 2019, 42.9 million common shares are available for future issue relating to our DRIP and potential exercise of stock options and awards outstanding. In addition, we may issue up to 38.9 million common shares from treasury under the RBC Umbrella Savings and Securities Purchase Plan that was approved by shareholders on February 26, 2009.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            193

Note 22 Share-based compensation

Stock option plans

We have stock option plans for certain key employees. Under the plans, options are periodically granted to purchase common shares. The exercise price for the majority of the grants is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange (i) on the day preceding the day of grant; and (ii) the five consecutive trading days immediately preceding the day of grant. The exercise price for the remaining grants is the closing market share price of our common shares on the New York Stock Exchange on the date of grant. All options vest over a four-year period, and are exercisable for a period not exceeding 10 years from the grant date.

The compensation expense recorded for the year ended October 31, 2019, in respect of the stock option plans was $6 million (October 31, 2018 – $6 million). The compensation expense related to non-vested options was $3 million at October 31, 2019 (October 31, 2018 – $3 million), to be recognized over the weighted average period of 1.8 years (October 31, 2018 – 1.1 years).

Analysis of the movement in the number and weighted average exercise price of options is set out below:

A summary of our stock option activity and related information

	For the year ended

	October 31, 2019		October 31, 2018

(Canadian dollars per share except share amounts)	Number of options (thousands)	Weighted average exercise price (1)	Number of options (thousands)	Weighted average exercise price (1)
Outstanding at beginning of period	7,770	$71.40	8,566	$64.96
Granted	1,090	96.55	773	102.33
Exercised (2), (3)	(1,900)	55.05	(1,440)	50.42
Forfeited in the period	(10)	54.99	(129)	78.12
Outstanding at end of period	6,950	$79.88	7,770	$71.40
Exercisable at end of period	2,980	$64.24	3,726	$55.82

(1)	The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rates as of October 31, 2019 and October 31, 2018. For foreign currency-denominated options exercised during the year, the weighted average exercise prices are translated using exchange rates as at the settlement date.
(2)	Cash received for options exercised during the year was $105 million (October 31, 2018 – $73 million) and the weighted average share price at the date of exercise was $103.15 (October 31, 2018 – $101.81).
(3)	New shares were issued for all stock options exercised in 2019 and 2018.

Options outstanding as at October 31, 2019 by range of exercise price

	Options outstanding			Options exercisable

(Canadian dollars per share except share amounts and years)	Number outstanding (thousands)	Weighted average exercise price (1)	Weighted average remaining contractual life (years)	Number exercisable (thousands)	Weighted average exercise price (1)
$36.46 – $52.23	704	$45.63	2.35	704	$45.63
$52.60 – $69.17	907	60.47	3.15	907	60.47
$73.14 – $76.68	1,490	74.57	5.92	818	74.76
$78.59 – $90.23	1,986	87.00	6.49	551	78.59
$96.55 – $102.33	1,863	98.95	8.70	–	–
	6,950	$79.88	6.10	2,980	$64.24

(1)	The weighted average exercise prices reflect the conversion of foreign currency-denominated options at the exchange rate as of October 31, 2019.

The weighted average fair value of options granted during the year ended October 31, 2019 was estimated at $5.61 (October 31, 2018 – $6.66). This was determined by applying the Black-Scholes model on the date of grant, taking into account the specific terms and conditions under which the options are granted, such as the vesting period and expected share price volatility estimated by considering the historic average share price volatility over a historical period corresponding to the expected option life. The following assumptions were used to determine the fair value of options granted:

Weighted average assumptions

	For the year ended

(Canadian dollars per share except percentages and years)	October 31 2019	October 31 2018
Share price at grant date	$94.09	$101.83
Risk-free interest rate	2.01%	1.71%
Expected dividend yield	3.77%	3.66%
Expected share price volatility	12%	13%
Expected life of option	6 Years	6 Years

194            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Employee savings and share ownership plans

We offer many employees an opportunity to own our common shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commission-based employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in our common shares. For the RBC Dominion Securities Savings Plan, our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan, our maximum annual contribution is £1,500 per employee. For the year ended October 31, 2019, we contributed $112 million (October 31, 2018 – $97 million), under the terms of these plans, towards the purchase of our common shares. As at October 31, 2019, an aggregate of 35 million common shares were held under these plans (October 31, 2018 – 35 million common shares).

Deferred share and other plans

We offer deferred share unit plans to executives, certain key employees and non-employee directors of the Bank. Under these plans, participants may choose to receive all or a percentage of their annual variable short-term incentive bonus, commission, or directors’ fee in the form of deferred share units (DSUs). The participants must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place.

We also offer a deferred bonus plan for certain key employees within Capital Markets. The deferred bonus is invested as RBC share units and a specified percentage vests on each of the three anniversary dates following the grant date. Each vested amount is paid in cash and is based on the original number of share units granted plus accumulated dividends valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date.

We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Upon vesting, the award is paid in cash and is based on the original number of RBC share units granted plus accumulated dividends valued using the average closing price of RBC common shares during the five trading days immediately preceding the vesting date. A portion of the award under certain plans may be increased or decreased up to 25%, depending on our total shareholder return compared to a defined peer group of global financial institutions.

We maintain non-qualified deferred compensation plans for certain key employees in the United States. These plans allow eligible employees to defer a portion of their annual income and a variety of productivity and recruitment bonuses and allocate the deferrals among specified fund choices, including a RBC Share Accounted fund that tracks the value of our common shares.

The following table presents the units granted under the deferred share and other plans for the year.

Units granted under deferred share and other plans

	For the year ended

	October 31, 2019		October 31, 2018

(Units and per unit amounts)	Units granted (thousands)	Weighted average fair value per unit	Units granted (thousands)	Weighted average fair value per unit
Deferred share unit plans	495	$99.69	376	$100.71
Deferred bonus plan	3,423	105.12	4,820	95.18
Performance deferred share award plans	2,471	96.39	2,099	101.55
Deferred compensation plans	116	94.06	91	103.55
Other share-based plans	1,210	96.28	978	101.48
	7,715	$100.42	8,364	$97.85

Our liabilities for the awards granted under the deferred share and other plans are measured at fair value, determined based on the quoted market price of our common shares and specified fund choices as applicable. Annually, our obligation is increased by additional units earned by plan participants, and is reduced by forfeitures, cancellations, and the settlement of vested units. In addition, our obligation is impacted by fluctuations in the market price of our common shares and specified fund units. For performance deferred share award plans, the estimated outcome of meeting the performance conditions also impacts our obligation.

The following tables present the units that have been earned by the participants, our obligations for these earned units under the deferred share and other plans, and the related compensation expenses (recoveries) recognized for the year.

Obligations under deferred share and other plans

	As at
	October 31, 2019		October 31, 2018

(Millions of Canadian dollars except units)	Units (thousands)	Carrying amount	Units (thousands)	Carrying amount
Deferred share unit plans	5,288	$562	4,631	$446
Deferred bonus plan	8,820	937	10,347	990
Performance deferred share award plans	5,621	597	5,892	565
Deferred compensation plans (1)	3,072	326	3,299	317
Other share-based plans	1,787	185	2,140	202
	24,588	$2,607	26,309	$2,520

(1)	Excludes obligations not determined based on the quoted market price of our common shares.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            195

Note 22 Share-based compensation (continued)

Compensation expenses recognized under deferred share and other plans

	For the year ended

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Deferred share unit plans	$77	$6
Deferred bonus plan	274	139
Performance deferred share award plans	294	190
Deferred compensation plans	250	80
Other share-based plans	106	78
	$1,001	$493

Note 23 Income taxes

Components of tax expense

	For the year ended

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Income taxes (recoveries) in Consolidated Statements of Income
Current tax
Tax expense for current year	$3,256	$3,351
Adjustments for prior years	(26)	(212)
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period	(31)	(11)
	3,199	3,128
Deferred tax
Origination and reversal of temporary difference	(114)	28
Effects of changes in tax rates	29	148
Adjustments for prior years	(57)	152
Recoveries arising from previously unrecognized tax loss, tax credit or temporary difference of a prior period, net	(14)	(127)
	(156)	201
	3,043	3,329
Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and Changes in Equity
Other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	51	12
Provision for credit losses recognized in income	–	(5)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(60)	(52)
Unrealized foreign currency translation gains (losses)	2	2
Net foreign currency translation gains (losses) from hedging activities	2	(77)
Reclassification of losses (gains) on net investment hedging activities to income	1	–
Net gains (losses) on derivatives designated as cash flow hedges	(200)	84
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(50)	8
Remeasurements of employee benefit plans	(333)	256
Net fair value change due to credit risk on financial liabilities designated as fair value through profit or loss	18	45
Net gains (losses) on equity securities designated at fair value through other comprehensive income	5	(5)
Share-based compensation awards	(9)	15
	(573)	283
Total income taxes	$2,470	$3,612

The effective tax rate of 19.1% decreased 200 bps, primarily due to an increase in income from lower tax rate jurisdictions and the impact of the U.S. Tax Reform which resulted in the write-down of net deferred tax assets in the prior year.

The following is an analysis of the differences between the income tax expense reflected in the Consolidated Statements of Income and the amounts calculated at the Canadian statutory rate.

196            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Reconciliation to statutory tax rate

	For the year ended

(Millions of Canadian dollars, except for percentage amounts)	October 31, 2019		October 31, 2018
Income taxes at Canadian statutory tax rate	$4,217	26.5%	$4,176	26.5%
Increase (decrease) in income taxes resulting from
Lower average tax rate applicable to subsidiaries	(815)	(5.1)	(752)	(4.8)
Tax-exempt income from securities	(310)	(1.9)	(285)	(1.8)
Tax rate change	29	0.1	148	0.9
Other	(78)	(0.5)	42	0.3
Income taxes in Consolidated Statements of Income / effective tax rate	$3,043	19.1%	$3,329	21.1%

Deferred tax assets and liabilities result from tax loss and tax credit carryforwards and temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets.

Significant components of deferred tax assets and liabilities

	As at and for the year ended October 31, 2019

(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Other	Net asset end of period
Net deferred tax asset/(liability)
Allowance for credit losses	$695	$–	$23	$(2)	$–	$716
Deferred compensation	1,033	9	197	7	–	1,246
Business realignment charges	3	–	7	–	–	10
Tax loss and tax credit carryforwards	203	–	(10)	–	9	202
Deferred income	(48)	–	(11)	(1)	–	(60)
Financial instruments measured at fair value through other comprehensive income	(8)	(33)	(1)	(1)	–	(43)
Premises and equipment and intangibles	(858)	–	(4)	(4)	(3)	(869)
Deferred expense	55	36	(47)	1	–	45
Pension and post-employment related	295	339	(6)	3	–	631
Other	21	3	8	(3)	–	29
	$1,391	$354	$156	$–	$6	$1,907
Comprising
Deferred tax assets	$1,475					$1,989
Deferred tax liabilities	(84)					(82)
	$1,391					$1,907

	As at and for the year ended October 31, 2018

(Millions of Canadian dollars)	Net asset beginning of period	Change through equity	Change through profit or loss	Exchange rate differences	Other	Net asset end of period
Net deferred tax asset/(liability)
Allowance for credit losses	$703	$(6)	$1	$(3)	$–	$695
Deferred compensation	1,491	(15)	(502)	59	–	1,033
Business realignment charges	11	–	(8)	–	–	3
Tax loss and tax credit carryforwards	19	–	188	(4)	–	203
Deferred income	(11)	–	(37)	–	–	(48)
Financial instruments measured at fair value through other comprehensive income	48	19	(74)	(1)	–	(8)
Premises and equipment and intangibles	(1,003)	(1)	182	(36)	–	(858)
Deferred expense	76	–	(23)	2	–	55
Pension and post-employment related	571	(260)	(16)	–	–	295
Other	(54)	3	88	(16)	–	21
	$1,851	$(260)	$(201)	$1	$–	$1,391
Comprising
Deferred tax assets	$1,948					$1,475
Deferred tax liabilities	(97)					(84)
	$1,851					$1,391

The tax loss and tax credit carryforwards amount of deferred tax assets relates to losses and tax credits in our Canadian, U.S., Caribbean, and Japanese operations. Deferred tax assets of $202 million were recognized at October 31, 2019 (October 31, 2018 – $203 million) in respect of tax losses and tax credits incurred in current or preceding years for which recognition is dependent on the projection of future taxable profits. Management’s forecasts support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize the deferred tax assets. The forecasts rely on continued liquidity and capital support to our business operations, including tax planning strategies implemented in relation to such support.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            197

Note 23 Income taxes (continued)

As at October 31, 2019, unused tax losses, tax credits and deductible temporary differences of $413 million, $365 million and $nil (October 31, 2018 – $443 million, $426 million and $39 million) available to be offset against potential tax adjustments or future taxable income were not recognized as deferred tax assets. This amount includes unused tax losses of $1 million which expire within one year (October 31, 2018 – $4 million), $7 million which expire in two to four years (October 31, 2018 – $2 million) and $405 million which expire after four years (October 31, 2018 – $437 million). There are no tax credits that will expire in one year (October 31, 2018 – $nil), $60 million that will expire in two to four years (October 31, 2018 – $45 million) and $305 million that will expire after four years (October 31, 2018 – $381 million). In addition, there are no deductible temporary differences that will expire in one year (October 31, 2018 – $1 million), nor that will expire in two to four years (October 31, 2018 – $1 million) or that will expire after four years (October 31, 2018 – $37 million).

The amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures for which deferred tax liabilities have not been recognized in the parent bank is $17.9 billion as at October 31, 2019 (October 31, 2018 – $14.6 billion).

Tax examinations and assessments

We have received reassessments during the year from the Canada Revenue Agency (CRA), in respect of the 2014, 2013 and 2012 taxation years, which suggest that Royal Bank of Canada owes additional income taxes of approximately $756 million as they denied the deductibility of certain dividends. These are consistent with the reassessments received for taxation years 2011, 2010, and 2009 for approximately $434 million of additional income taxes and interest in respect of the same matter. These amounts represent the maximum additional taxes owing for those years.

Legislative amendments introduced in the 2015 Canadian Federal Budget resulted in disallowed deduction of dividends from transactions with Taxable Canadian Corporations including those hedged with Tax Indifferent Investors, namely pension funds and non-resident entities with prospective application effective May 1, 2017. The dividends to which the reassessments relate include both dividends in transactions similar to those which are the target of the 2015 legislative amendments and dividends which are unrelated to the legislative amendments.

It is possible that the CRA will reassess us for significant additional income tax for subsequent years on the same basis. In all cases, we are confident that our tax filing position was appropriate and intend to defend ourselves vigorously.

U.S. Tax Reform

The majority of the provisions in the U.S. Tax Cuts and Jobs Act legislation (U.S. Tax Reform), which was passed in December 2017, took effect at the beginning of calendar year 2018 or for fiscal years beginning in 2018. The changes include a reduction in the corporate income tax rate from 35% to 21% which resulted in a write-down of $178 million (US$142 million), primarily related to net deferred tax assets in the prior year.

Note 24 Earnings per share

	For the year ended

(Millions of Canadian dollars, except share and per share amounts)	October 31 2019	October 31 2018
Basic earnings per share
Net income	$12,871	$12,431
Preferred share dividends	(269)	(285)
Net income attributable to non-controlling interests	(11)	(31)
Net income available to common shareholders	12,591	12,115
Weighted average number of common shares (in thousands)	1,434,779	1,443,894
Basic earnings per share (in dollars)	$8.78	$8.39
Diluted earnings per share
Net income available to common shareholders	$12,591	$12,115
Dilutive impact of exchangeable shares	15	15
Net income available to common shareholders including dilutive impact of exchangeable shares	12,606	12,130
Weighted average number of common shares (in thousands)	1,434,779	1,443,894
Stock options (1)	2,011	2,691
Issuable under other share-based compensation plans	742	742
Exchangeable shares (2)	3,150	3,158
Average number of diluted common shares (in thousands)	1,440,682	1,450,485
Diluted earnings per share (in dollars)	$8.75	$8.36

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the year ended October 31, 2019, an average of 767,225 outstanding options with an average exercise price of $102.33 were excluded from the calculation of diluted earnings per share. For the year ended October 31, 2018, an average of 657,353 outstanding options with an average exercise price of $102.33 were excluded from the calculation of diluted earnings per share.
(2)	Includes exchangeable preferred shares.

198            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Note 25 Guarantees, commitments, pledged assets and contingencies

Guarantees and commitments

We use guarantees and other off-balance sheet credit instruments to meet the financing needs of our clients.

The table below summarizes our maximum exposure to credit losses related to our guarantees and commitments provided to third parties. The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum exposure to credit risk relating to a commitment to extend credit is the full amount of the commitment. In both cases, the maximum risk exposure is significantly greater than the amount recognized as a liability in our Consolidated Balance Sheets.

	Maximum exposure to credit losses
	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Financial guarantees
Financial standby letters of credit	$16,608	$15,502
Commitments to extend credit
Backstop liquidity facilities	36,305	36,267
Credit enhancements	1,692	2,128
Documentary and commercial letters of credit	268	268
Other commitments to extend credit	225,911	223,954
Other credit-related commitments
Securities lending indemnifications	91,625	107,239
Performance guarantees	7,061	6,955
Other	787	391

Our credit review process, our policy for requiring collateral security, and the types of collateral security held are generally the same for guarantees and commitments as for loans. Our clients generally have the right to request settlement of, or draw on, our guarantees and commitments within one year. However, certain guarantees can only be drawn if specified conditions are met. These conditions, along with collateral requirements, are described below. We believe that it is highly unlikely that all or substantially all of the guarantees and commitments will be drawn or settled within one year, and contracts may expire without being drawn or settled.

Financial guarantees

Financial standby letters of credit

Financial standby letters of credit represent irrevocable assurances that we will make payments in the event that a client cannot meet its payment obligations to the third party. For certain guarantees, the guaranteed party can request payment from us even though the client has not defaulted on its obligations. The term of these guarantees generally have a term of five to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Commitments to extend credit

Backstop liquidity facilities

Backstop liquidity facilities are provided to ABCP conduit programs administered by us and third parties as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The average remaining term of these liquidity facilities is approximately four years.

The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or insolvency and generally do not require us to purchase non-performing or defaulted assets.

Credit enhancements

We provide partial credit enhancement to multi-seller ABCP programs administered by us to protect commercial paper investors in the event that the collections on the underlying assets together with the transaction-specific credit enhancements or the liquidity facilities prove to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment-grade credit profile through credit enhancements from us and other third parties related to each transaction. The average remaining term of these credit facilities is approximately three years.

Documentary and commercial letters of credit

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, where some are collateralized based on the underlying agreement with the client and others are collateralized by cash deposits or other assets of the third party which may include the underlying shipment of goods to which they relate.

Other commitments to extend credit

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances or letters of credit where we do not have the ability to unilaterally withdraw the credit extended to the borrower.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            199

Note 25 Guarantees, commitments, pledged assets and contingencies (continued)

Other credit-related commitments

Securities lending indemnifications

In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash, securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries or high quality debt or equity instruments.

Performance guarantees

Performance guarantees represent irrevocable assurances that we will make payments to third-party beneficiaries in the event that a client fails to perform under a specified non-financial contractual obligation. Such obligations typically include works and service contracts, performance bonds, and warranties related to international trade. The term of these guarantees can range up to five to seven years.

Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Indemnifications

In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, fiduciary, agency, licensing, custodial and service agreements, clearing system arrangements, participation as a member of exchanges, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Uncommitted amounts

Uncommitted amounts represent undrawn credit facilities for which we have the ability to unilaterally withdraw the credit extended to the borrower at any time. These include both retail and commercial commitments. As at October 31, 2019, the total balance of uncommitted amounts was $287 billion (October 31, 2018 – $264 billion).

Other commitments

We act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. In connection with these activities, our commitments were $35 million as at October 31, 2019, (October 31, 2018 – $141 million).

We invest in private companies, directly or through third party investment funds, including Small Business Investment Companies, real estate funds and Low Income Housing Tax Credit funds. These funds are generally structured as closed-end limited partnerships wherein we hold a limited partner interest. For the year ended October 31, 2019, we have unfunded commitments of $684 million (October 31, 2018 – $948 million) representing the aggregate amount of cash we are obligated to be contributed as capital to these partnerships under the terms of the relevant contracts.

Pledged assets and collateral

In the ordinary course of business, we pledge assets and enter into collateral agreements with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets and collateral:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table below. For the year ended October 31, 2019, we had on average $4.9 billion of assets pledged intraday to the Bank of Canada on a daily basis (October 31, 2018 – $4.0 billion). There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on October 31, 2019 and October 31, 2018.

200            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Assets pledged against liabilities and collateral assets held or re-pledged

	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Sources of pledged assets and collateral
Bank assets
Loans	$80,542	$79,798
Securities	55,544	48,993
Other assets	21,316	19,406
	157,402	148,197
Client assets (1)
Collateral received and available for sale or re-pledging	448,338	402,187
Less: not sold or re-pledged	(49,325)	(53,590)
	399,013	348,597
	$556,415	$496,794
Uses of pledged assets and collateral
Securities borrowing and lending	$146,590	$119,087
Obligations related to securities sold short	34,686	32,247
Obligations related to securities lent or sold under repurchase agreements	229,905	209,353
Securitization	47,254	49,997
Covered bonds	42,103	36,959
Derivative transactions	26,448	21,110
Foreign governments and central banks	5,963	5,058
Clearing systems, payment systems and depositories	4,804	4,006
Other	18,662	18,977
	$556,415	$496,794

(1)	Primarily relates to Obligations related to securities lent or sold under repurchase agreements, Securities lent and Derivative transactions.

Lease commitments

Operating lease commitments

We are obligated under a number of non-cancellable operating leases for premises and equipment. These leases have various terms, escalation and renewal rights. The lease agreements do not include any clauses that impose any restriction on our ability to pay dividends, engage in debt financing transactions, or enter into further lease agreements. The minimum future lease payments under non-cancellable operating leases are as follows.

	As at
	October 31, 2019		October 31, 2018

(Millions of Canadian dollars)	Land and buildings	Equipment	Land and buildings	Equipment
Future minimum lease payments
No later than one year	$721	$88	$684	$103
Later than one year and no later than five years	2,251	101	2,081	137
Later than five years	3,039	–	2,816	–
	6,011	189	5,581	240
Less: Future minimum sublease payments to be received	(25)	–	(11)	–
Net future minimum lease payments	$5,986	$189	$5,570	$240

Note 26 Legal and regulatory matters

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current accruals could be material to our results of operations in any particular period. The following is a description of our significant legal proceedings.

London interbank offered rate (LIBOR) regulatory investigations and litigation

Royal Bank of Canada and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of U.S. dollar LIBOR including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The complaints in those private lawsuits assert claims against us and other panel banks under various U.S. laws, including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            201

Note 26 Legal and regulatory matters (continued)

In addition to the LIBOR actions, in January 2019, a number of financial institutions, including Royal Bank of Canada and RBC Capital Markets LLC, were named in a purported class action in New York alleging violations of the U.S. antitrust laws and common law principles of unjust enrichment in the setting of LIBOR after the Intercontinental Exchange took over administration of the benchmark interest rate from the British Bankers’ Association in 2014. Based on the facts currently known, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.

Royal Bank of Canada Trust Company (Bahamas) Limited proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas) of the issuance of an ordonnance de renvoi referring RBC Bahamas and other unrelated persons to the French tribunal correctionnel to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas believes that its actions did not violate French law and contested the charge in the French court. On January 12, 2017, the French court acquitted all parties including RBC Bahamas and on June 29, 2018, the French appellate court affirmed the acquittals. The acquittals are being appealed.

On October 28, 2016, Royal Bank of Canada was granted an exemption by the U.S. Department of Labor that will allow Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding for a temporary one year period from the date of conviction. An application to grant more lengthy exemptive relief is pending.

RBC Bahamas continues to review the trustee’s and the trust’s legal obligations, including liabilities and potential liabilities under applicable tax and other laws. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of these matters; however, we believe that the ultimate resolution will not have a material effect on our consolidated financial position, although it may be material to our results of operations in the period it occurs.

Interchange fees litigation

Since 2011, seven proposed class actions have been commenced in Canada: Bancroft-Snell v. Visa Canada Corporation, et al., 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al., Coburn and Watson’s Metropolitan Home v. Bank of America Corporation, et al. (Watson), Macaronies Hair Club and Laser Centre Inc. v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., and Hello Baby Equipment Inc. v. BofA Canada Bank, et al. The defendants in each action are VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), Royal Bank of Canada and other financial institutions. The plaintiff class members are Canadian merchants who accept Visa and/or MasterCard branded credit cards for payment. The actions allege, among other things, that from March 2001 to the present, Visa and MasterCard conspired with their issuing banks and acquirers to set default interchange rates and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act (the Act) interference with economic relations and unjust enrichment. The claims seek unspecified general and punitive damages. In Watson, a decision to partially certify the action as a class proceeding was released on March 27, 2014, and was appealed. On August 19, 2015, the British Columbia Court of Appeal struck the plaintiff class representative’s cause of action under section 45 of the Act and reinstated the plaintiff class representative’s cause of action in civil conspiracy by unlawful means, among other rulings. In October 2016, the trial court in Watson denied a motion by the plaintiff to revive the stricken section 45 Competition Act claim, and also denied the plaintiff’s motion to add new causes of action. The Supreme Court of Canada declined the B.C. class action plaintiffs’ request to appeal the decision striking the plaintiffs’ cause of action under section 45 of the Competition Act. The trial in the Watson proceeding has been rescheduled from October 14, 2019 to October 19, 2020.

In 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al., the Quebec-court dismissed the Competition Act claims by Quebec merchants for post-2010 damages and certified a class action as to the remaining claims. The merchants appealed and on July 25, 2019, the Quebec Court of Appeal allowed the appeal to also authorize the merchants to proceed under section 45 of the Competition Act for claims after March 12, 2010 and for claims under section 49 of the Competition Act.

Based on the facts currently known, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.

Foreign exchange matters

Various regulators are conducting inquiries regarding potential violations of antitrust law by a number of banks, including Royal Bank of Canada, regarding foreign exchange trading.

Beginning in 2015, putative class actions were brought against Royal Bank of Canada and/or RBC Capital Markets, LLC in the United States and Canada. These actions were each brought against multiple foreign exchange dealers and allege, among other things, collusive behaviour in global foreign exchange trading. In August 2018, the U.S. District Court entered a final order approving RBC Capital Markets’ pending settlement with class plaintiffs. In November 2018, certain institutional plaintiffs who had previously opted-out of participating in the settlement filed their own lawsuit in US District Court. The Canadian class actions and one other U.S. action that is purportedly brought on behalf of different classes of plaintiffs remain pending.

In its discretion Royal Bank of Canada may choose to resolve claims, litigations, or similar matters at any time. Based on the facts currently known, it is not possible at this time to predict the ultimate outcome of the Foreign Exchange Matters or the timing of their ultimate resolution.

Other matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. While this is an area of significant judgment and some matters are currently inestimable, we consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

202            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Note 27 Related party transactions

Related parties

Related parties include associated companies, post-employment benefit plans for the benefit of our employees, key management personnel (KMP), the Board of Directors (Directors), close family members of KMP and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by KMP, Directors or their close family members.

Key management personnel and Directors

KMP are defined as those persons having authority and responsibility for planning, directing and controlling our activities, directly or indirectly. They include the senior members of our organization called the Group Executive (GE). The GE is comprised of the President and Chief Executive Officer and individuals that report directly to him, including the Chief Administrative Officer, Chief Financial Officer, Chief Human Resources Officer, Group Chief Risk Officer, Chief Strategy & Corporate Development Officer, and Group Heads for Wealth Management and Insurance, Capital Markets and Investor & Treasury Services, Technology & Operations, and Personal & Commercial Banking. The Directors do not plan, direct, or control the activities of the entity; they oversee the management of the business and provide stewardship.

Compensation of Key management personnel and Directors

	For the year ended

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Salaries and other short-term employee benefits (1)	$26	$34
Post-employment benefits (2)	2	2
Share-based payments	44	42
	$72	$78

(1)	Includes the portion of the annual variable short-term incentive bonus that certain executives elected to receive in the form of DSUs. Refer to Note 22 for further details. Directors receive retainers but do not receive salaries and other short-term employee benefits.
(2)	Directors do not receive post-employment benefits.

Stock options, stock awards and shares held by Key management personnel, Directors and their close family members

	As at
	October 31, 2019		October 31, 2018

(Millions of Canadian dollars, except number of units)	No. of units held	Value	No. of units held	Value
Stock options (1)	2,372,714	$51	2,154,835	$37
Other non-option stock based awards (1)	1,481,096	157	1,440,002	138
RBC common and preferred shares	463,362	49	453,316	43
	4,317,172	$257	4,048,153	$218

(1)	Directors do not receive stock options or any other non-option stock based awards.

Transactions, arrangements and agreements involving Key management personnel, Directors and their close family members

In the normal course of business, we provide certain banking services to KMP, Directors, and their close family members. These transactions were made on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing and did not involve more than the normal risk of repayment or present other unfavourable features.

As at October 31, 2019, total loans to KMP, Directors and their close family members were $8 million (October 31, 2018 – $10 million). We have no stage 3 allowance or provision for credit losses relating to these loans as at and for the years ended October 31, 2019 and October 31, 2018. No guarantees, pledges or commitments have been given to KMP, Directors or their close family members.

Joint ventures and associates

In the normal course of business, we provide certain banking and financial services to our joint ventures and associates, including loans, interest and non-interest bearing deposits. These transactions meet the definition of related party transactions and were made on substantially the same terms as for comparable transactions with third parties.

As at October 31, 2019, loans to joint ventures and associates were $222 million (October 31, 2018 – $225 million) and deposits from joint ventures and associates were $180 million (October 31, 2018 – $203 million). We have no stage 3 allowance or provision for credit losses relating to loans to joint ventures and associates as at and for the years ended October 31, 2019 and October 31, 2018. $1 million of guarantees have been given to joint ventures and associates for the year ended October 31, 2019 (October 31, 2018 – $1 million).

Other transactions, arrangements or agreements involving joint ventures and associates

	As at or for the year ended

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Commitments and other contingencies	$430	$621
Other fees received for services rendered	47	41
Other fees paid for services received	128	150

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            203

Note 28 Results by business segment

Composition of business segments

For management purposes, based on the products and services offered, we are organized into five business segments: Personal & Commercial Banking, Wealth Management, Insurance, Investor & Treasury Services and Capital Markets.

Personal & Commercial Banking provides a broad suite of financial products and services to individuals and businesses for their day-to-day banking, investing and financing needs through two businesses: Canadian Banking and Caribbean & U.S. Banking. In Canada, we provide a broad suite of financial products and services through our large branch network, automated teller machines, and mobile sales network. In the Caribbean and the U.S., we offer a broad range of financial products and services in targeted markets. Non-interest income in Personal & Commercial Banking mainly comprises Mutual fund revenue, Service charges and Card service revenue.

Wealth Management serves high net worth and ultra-high net worth individual and institutional clients with a comprehensive suite of advice-based solutions and strategies to help them achieve their financial goals through our line of businesses in Canada, the U.S., the U.K., Europe and Asia, including Canadian Wealth Management, U.S. Wealth Management (including City National), Global Asset Management, and International Wealth Management. Non-interest income in Wealth Management mainly comprises Investment management and custodial fees, Mutual fund revenue and Securities brokerage commissions.

Insurance has operations in Canada and globally, operating under two business lines: Canadian Insurance and International Insurance, providing a wide range of life, health, home, auto, travel, wealth, annuities and reinsurance advice and solutions as well as creditor and business insurance services to individual, business and group clients. In Canada, we offer our products and services through our proprietary distribution channels, comprised of the field sales force, advice centers and online, as well as through independent insurance advisors and affinity relationships. Outside Canada, we operate in reinsurance and retrocession markets globally offering life, disability and longevity reinsurance products. Non-interest income in Insurance comprises Insurance premiums, investment and fee income.

Investor & Treasury Services is a provider of asset, cash management, transaction banking, and treasury services to institutional clients worldwide. We also provide Canadian dollar cash management, correspondent banking and trade finance for financial institutions globally and short-term funding and liquidity management for the bank. Non-interest income in Investor & Treasury Services mainly comprises Investment management and custodial fees.

Capital Markets provides expertise in banking, finance and capital markets to corporations, institutional investors, asset managers, governments and central banks around the world in our two main business lines: Corporate and Investment Banking and Global Markets. In North America, we offer a full suite of products and services which include corporate and investment banking, equity and debt origination and distribution, as well as sales and trading. Outside North America, we have a select presence in the U.K. & Europe, Australia, Asia & other markets. In the U.K. & Europe, we offer a diversified set of capabilities in our key sectors of expertise such as energy, mining and infrastructure, industrial, consumer, healthcare, technology and financial services. Non-interest income in Capital Markets mainly includes Trading revenue, Underwriting and other advisory fees and Credit fees.

All other enterprise level activities that are not allocated to these five business segments, such as enterprise funding, securitizations, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the Taxable equivalent basis (Teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up income from certain tax-advantaged sources from Canadian taxable corporate dividends and U.S. tax credit investments recorded in Capital Markets to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these Teb adjustments are necessary for Capital Markets to reflect how it is managed and enhances the comparability of revenue across our taxable and tax-advantaged sources. Our use of Teb adjustments may not be comparable to similarly adjusted amounts at other financial institutions. The Teb adjustment for the year ended October 31, 2019 was $450 million (October 31, 2018 – $542 million).

Geographic segments

For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflects the way that the business segment is managed. This approach is intended to ensure that our business segments’ results include all applicable revenue and expenses associated with the conduct of their business and depicts how management views those results. We regularly monitor these segment results for the purpose of making decisions about resource allocation and performance assessment. These items do not impact our consolidated results.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our five business segments are reported under Corporate Support.

204            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by us to ensure that they remain valid. The capital attribution methodologies involve a number of assumptions that are revised periodically.

	For the year ended October 31, 2019

(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income (2)	$12,653	$2,993	$–	$(44)	$4,043	$104	$19,749	$14,375	$4,058	$1,316
Non-interest income	5,212	9,150	5,710	2,389	4,245	(453)	26,253	14,037	6,411	5,805
Total revenue	17,865	12,143	5,710	2,345	8,288	(349)	46,002	28,412	10,469	7,121
Provision for credit losses	1,448	117	–	–	299	–	1,864	1,512	282	70
Insurance policyholder benefits, claims and acquisition expense	–	–	4,085	–	–	–	4,085	2,800	–	1,285
Non-interest expense	7,768	8,813	606	1,725	5,096	131	24,139	12,175	7,994	3,970
Net income (loss) before income taxes	8,649	3,213	1,019	620	2,893	(480)	15,914	11,925	2,193	1,796
Income taxes (recoveries)	2,247	663	213	145	227	(452)	3,043	2,748	133	162
Net income	$6,402	$2,550	$806	$475	$2,666	$(28)	$12,871	$9,177	$2,060	$1,634
Non-interest expense includes:
Depreciation and amortization	$632	$593	$48	$143	$408	$–	$1,824	$1,176	$486	$162
Impairment of other intangibles	–	–	–	44	2	64	110	20	54	36

Total assets	$481,720	$106,579	$19,012	$144,406	$634,313	$42,905	$1,428,935	$753,142	$399,792	$276,001
Total assets include:
Additions to premises and equipment and intangibles	$408	$565	$44	$142	$491	$621	$2,271	$1,326	$669	$276

Total liabilities	$481,745	$106,770	$19,038	$144,378	$634,126	$(40,747)	$1,345,310	$669,543	$399,800	$275,967

	For the year ended October 31, 2018

(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income (2), (3)	$11,776	$2,602	$–	$297	$3,328	$(51)	$17,952	$13,076	$3,616	$1,260
Non-interest income (3)	5,140	8,324	4,279	2,294	5,070	(483)	24,624	12,698	6,080	5,846
Total revenue	16,916	10,926	4,279	2,591	8,398	(534)	42,576	25,774	9,696	7,106
Provision for credit losses	1,273	(15)	–	1	48	–	1,307	1,259	41	7
Insurance policyholder benefits, claims and acquisition expense	–	–	2,676	–	–	–	2,676	1,347	–	1,329
Non-interest expense	7,526	8,070	602	1,617	4,960	58	22,833	11,634	7,322	3,877
Net income (loss) before income taxes	8,117	2,871	1,001	973	3,390	(592)	15,760	11,534	2,333	1,893
Income taxes (recoveries)	2,089	606	226	232	613	(437)	3,329	2,661	402	266
Net income	$6,028	$2,265	$775	$741	$2,777	$(155)	$12,431	$8,873	$1,931	$1,627
Non-interest expense includes:
Depreciation and amortization	$579	$544	$36	$124	$363	$–	$1,646	$1,102	$389	$155
Impairment of other intangibles	–	–	–	1	1	4	6	4	1	1

Total assets	$453,879	$93,063	$16,210	$136,030	$590,950	$44,602	$1,334,734	$680,276	$384,921	$269,537
Total assets include:
Additions to premises and equipment and intangibles	$279	$431	$45	$187	$442	$579	$1,963	$1,196	$503	$264

Total liabilities	$453,878	$93,162	$16,289	$135,944	$590,582	$(35,076)	$1,254,779	$600,619	$384,816	$269,344

(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
(3)	Commencing Q4 2019, the interest component of the valuation of certain deposits carried at FVTPL previously presented in trading revenue is presented in net interest income. Comparative amounts have been reclassified to conform with this presentation.

Note 29 Nature and extent of risks arising from financial instruments

We are exposed to credit, market and liquidity and funding risks as a result of holding financial instruments. Our risk measurement and objectives, policies and methodologies for managing these risks are disclosed in the shaded text along with those tables specifically marked with an asterisk (*) in the Credit risk section of Management’s Discussion and Analysis. These shaded text and tables are an integral part of these Consolidated Financial Statements.

Concentrations of credit risk exist if a number of our counterparties are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            205

Note 29 Nature and extent of risks arising from financial instruments (continued)

Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with certain of our on- and off-balance sheet financial instruments are summarized in the following tables.

	As at October 31, 2019

(Millions of Canadian dollars, except percentage amounts)	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$646,567	69%	$189,240	20%	$60,554	6%	$50,642	5%	$947,003
Derivatives before master netting agreements (2), (3)	19,544	19%	23,250	23%	53,752	52%	6,421	6%	102,967
	$666,111	64%	$212,490	20%	$114,306	11%	$57,063	5%	$1,049,970
Off-balance sheet credit instruments (4)
Committed and uncommitted (5)	$367,907	67%	$148,326	27%	$29,462	5%	$5,774	1%	$551,469
Other	67,410	58%	15,246	13%	31,934	28%	1,491	1%	116,081
	$435,317	65%	$163,572	25%	$61,396	9%	$7,265	1%	$667,550

	As at October 31, 2018

(Millions of Canadian dollars, except percentage amounts)	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets other than derivatives (1)	$594,823	66%	$184,040	21%	$60,645	7%	$50,486	6%	$889,994
Derivatives before master netting agreements (2), (3)	18,364	19%	20,053	21%	50,767	53%	6,063	7%	95,247
	$613,187	62%	$204,093	21%	$111,412	11%	$56,549	6%	$985,241
Off-balance sheet credit instruments (4)
Committed and uncommitted (5)	$345,545	66%	$142,692	27%	$31,530	6%	$7,140	1%	$526,907
Other	79,399	61%	14,852	11%	34,849	27%	987	1%	130,087
	$424,944	65%	$157,544	24%	$66,379	10%	$8,127	1%	$656,994

(1)	Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 56% (October 31, 2018 – 54%), the Prairies at 16% (October 31, 2018 – 18%), British Columbia and the territories at 14% (October 31, 2018 – 14%) and Quebec at 10% (October 31, 2018 – 10%). No industry accounts for more than 35% (October 31, 2018 – 32%) of total on-balance sheet credit instruments. The classification of our sectors aligns with our view of credit risk by industry. Sectors have been revised from those previously presented.
(2)	A further breakdown of our derivative exposures by risk rating and counterparty type is provided in Note 8.
(3)	Excludes valuation adjustments determined on a pooled basis.
(4)	Balances presented are contractual amounts representing our maximum exposure to credit risk.
(5)	Represents our maximum exposure to credit risk. Retail and wholesale commitments respectively comprise 43% and 57% of our total commitments (October 31, 2018 – 42% and 58%). The largest concentrations in the wholesale portfolio relate to Financial services at 13% (October 31, 2018 – 14%), Utilities at 11% (October 31, 2018 – 11%), Real estate & related at 9% (October 31, 2018 – 9%), Other services at 7% (October 31, 2018 – 8%), and Oil & gas at 7% (October 31, 2018 – 7%). The classification of our sectors aligns with our view of credit risk by industry. Sector percentages have been revised from those previously presented.

Note 30 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. We are required to calculate our capital ratios using the Basel III framework. Under Basel III, regulatory capital includes Common Equity Tier 1 (CET1), Tier 1 and Tier 2 capital. CET1 capital mainly consists of common shares, retained earnings and other components of equity. Regulatory adjustments under Basel III include deductions of goodwill and other intangibles, certain deferred tax assets, defined benefit pension fund assets, investments in banking, financial and insurance entities, and the shortfall of provisions to expected losses. Tier 1 capital comprises predominantly CET1 and Additional Tier 1 items including non-cumulative preferred shares that meet certain criteria. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries Tier 2 instruments. Total capital is the sum of CET1, additional Tier 1 capital and Tier 2 capital.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by risk-weighted assets. The leverage ratio is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents. Adjustments are also made to derivatives and secured financing transactions to reflect credit and other risks.

206            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

During 2019 and 2018, we complied with all Pillar 1 capital and leverage requirements, including the domestic stability buffer, imposed by OSFI.

	As at

(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2019	October 31 2018
Capital (1)
CET1 capital	$62,184	$57,001
Tier 1 capital	67,861	63,279
Total capital	77,888	72,494
Risk-weighted Assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	$512,856	$495,528
Tier 1 capital RWA	512,856	495,993
Total capital RWA	512,856	496,459

Total capital RWA consisting of: (1)
Credit risk	$417,835	$401,534
Market risk	28,917	32,209
Operational risk	66,104	62,716
Total capital RWA	$512,856	$496,459
Capital ratios and Leverage ratio (1)
CET1 ratio	12.1%	11.5%
Tier 1 capital ratio	13.2%	12.8%
Total capital ratio	15.2%	14.6%
Leverage ratio	4.3%	4.4%
Leverage ratio exposure (billions)	$1,570	$1,451

(1)	Capital, RWA, and capital ratios are calculated using OSFI’s CAR guideline based on the Basel III framework. The Leverage ratio is calculated using OSFI Leverage Requirements Guideline based on the Basel III framework.
(2)	In fiscal 2018, amounts included CVA scalars of 80%, 83% and 86%, respectively.

Note 31 Offsetting financial assets and financial liabilities

Offsetting within our Consolidated Balance Sheets may be achieved where financial assets and liabilities are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. For derivative contracts and repurchase and reverse repurchase arrangements, this is generally achieved when there is a market mechanism for settlement (e.g., central counterparty exchange or clearing house) which provides daily net settlement of cash flows arising from these contracts. Margin receivables and margin payables are generally offset as they settle simultaneously through a market settlement mechanism.

Amounts that do not qualify for offsetting include master netting arrangements that only permit outstanding transactions with the same counterparty to be offset in an event of default or occurrence of other predetermined events. Such master netting arrangements include the International Swaps and Derivatives Association Master Agreement or certain derivative exchange or clearing counterparty agreements for derivative contracts, global master repurchase agreement and global master securities lending agreements for repurchase, reverse repurchase and other similar secured lending and borrowing arrangements.

The amount of financial collateral received or pledged subject to master netting arrangements or similar agreements but do not qualify for offsetting refers to the collateral received or pledged to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or the occurrence of other predetermined events. Certain amounts of collateral are restricted from being sold or re-pledged unless there is an event of default or the occurrence of other predetermined events.

The tables below provide the amount of financial instruments that have been offset on the Consolidated Balance Sheets and the amounts that do not qualify for offsetting but are subject to enforceable master netting arrangements or similar agreements. The amounts presented are not intended to represent our actual exposure to credit risk.

Financial assets subject to offsetting, enforceable master netting arrangements or similar agreements

	As at October 31, 2019
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial assets before balance sheet offsetting	Amounts of financial liabilities offset on the balance sheet	Net amount of financial assets presented on the balance sheet	Impact of master netting agreements	Financial collateral received (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Assets purchased under reverse repurchase agreements and securities borrowed	$374,617	$69,420	$305,197	$527	$303,539	$1,131	$1,764	$306,961
Derivative assets (3)	88,996	710	88,286	62,524	15,458	10,304	13,274	101,560
Other financial assets	994	281	713	1	89	623	–	713
	$464,607	$70,411	$394,196	$63,052	$319,086	$12,058	$15,038	$409,234

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            207

Note 31 Offsetting financial assets and financial liabilities (continued)

	As at October 31, 2018
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial assets before balance sheet offsetting	Amounts of financial liabilities offset on the balance sheet	Net amount of financial assets presented on the balance sheet	Impact of master netting agreements	Financial collateral received (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Assets purchased under reverse repurchase agreements and securities borrowed	$312,392	$18,379	$294,013	$481	$292,412	$1,120	$589	$294,602
Derivative assets (3)	81,770	583	81,187	57,010	14,720	9,457	12,852	94,039
Other financial assets (4)	1,636	814	822	–	244	578	–	822
	$395,798	$19,776	$376,022	$57,491	$307,376	$11,155	$13,441	$389,463

(1)	Financial collateral is reflected at fair value. The amount of financial instruments and financial collateral disclosed is limited to the net balance sheet exposure, and any over-collateralization is excluded from the table.
(2)	Includes cash collateral of $11.6 billion (October 31, 2018 – $10.7 billion) and non-cash collateral of $307.5 billion (October 31, 2018 – $296.7 billion).
(3)	Includes cash margin of $3.6 billion (October 31, 2018 – $2.2 billion) which offset against the derivative balance on the balance sheet.
(4)	Amounts have been revised from those previously presented.

Financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements

	As at October 31, 2019
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial liabilities before balance sheet offsetting	Amounts of financial assets offset on the balance sheet	Net amount of financial liabilities presented on the balance sheet	Impact of master netting agreements	Financial collateral pledged (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Obligations related to assets sold under repurchase agreements and securities loaned	$294,758	$69,420	$225,338	$527	$224,506	$305	$1,248	$226,586
Derivative liabilities (3)	84,624	710	83,914	62,524	13,540	7,850	14,629	98,543
Other financial liabilities	492	281	211	1	–	210	–	211
	$379,874	$70,411	$309,463	$63,052	$238,046	$8,365	$15,877	$325,340

	As at October 31, 2018
	Amounts subject to offsetting and enforceable netting arrangements
				Amounts subject to master netting arrangements or similar agreements but do not qualify for offsetting on the balance sheet (1)

(Millions of Canadian dollars)	Gross amounts of financial liabilities before balance sheet offsetting	Amounts of financial assets offset on the balance sheet	Net amount of financial liabilities presented on the balance sheet	Impact of master netting agreements	Financial collateral pledged (2)	Net amount	Amounts not subject to enforceable netting arrangements	Total amount recognized on the balance sheet
Obligations related to assets sold under repurchase agreements and securities loaned	$225,193	$18,379	$206,814	$481	$206,106	$227	$–	$206,814
Derivative liabilities (3)	76,877	583	76,294	57,010	11,446	7,838	13,944	90,238
Other financial liabilities (4)	991	814	177	–	–	177	–	177
	$303,061	$19,776	$283,285	$57,491	$217,552	$8,242	$13,944	$297,229

(1)	Financial collateral is reflected at fair value. The amount of financial instruments and financial collateral disclosed is limited to the net balance sheet exposure, and any over-collateralization is excluded from the table.
(2)	Includes cash collateral of $11.5 billion (October 31, 2018 – $11.1 billion) and non-cash collateral of $226.5 billion (October 31, 2018 – $206.5 billion).
(3)	Includes cash margin of $1.3 billion (October 31, 2018 – $2.3 billion) which offset against the derivative balance on the balance sheet.
(4)	Amounts have been revised from those previously presented.

208            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Note 32 Recovery and settlement of on-balance sheet assets and liabilities

The table below presents an analysis of assets and liabilities recorded on our Consolidated Balance Sheets by amounts to be recovered or settled within one year and after one year, as at the balance sheet date, based on contractual maturities and certain other assumptions outlined in the footnotes below. As warranted, we manage the liquidity risk of various products based on historical behavioural patterns that are often not aligned with contractual maturities. Amounts to be recovered or settled within one year, as presented below, may not be reflective of our long-term view of the liquidity profile of certain balance sheet categories.

(Millions of Canadian dollars)	As at
	October 31, 2019			October 31, 2018
	Within one year	After one year	Total	Within one year	After one year	Total
Assets
Cash and due from banks (1)	$24,822	$1,488	$26,310	$ 28,583	$1,626	$30,209
Interest-bearing deposits with banks	38,345	–	38,345	36,471	–	36,471
Securities
Trading (2)	137,772	8,762	146,534	121,152	7,106	128,258
Investment, net of applicable allowance	17,283	85,187	102,470	16,795	77,813	94,608
Assets purchased under reverse repurchase agreements and securities borrowed	306,828	133	306,961	294,049	553	294,602
Loans
Retail	108,382	317,704	426,086	97,414	302,038	399,452
Wholesale	48,737	147,133	195,870	43,280	136,998	180,278
Allowance for loan losses			(3,100)			(2,912)
Segregated fund net assets	–	1,663	1,663	–	1,368	1,368
Other
Customers’ liability under acceptances	18,062	–	18,062	15,635	6	15,641
Derivatives (2)	99,792	1,768	101,560	91,833	2,206	94,039
Premises and equipment	–	3,191	3,191	–	2,832	2,832
Goodwill	–	11,236	11,236	–	11,137	11,137
Other intangibles	–	4,674	4,674	–	4,687	4,687
Other assets	38,775	10,298	49,073	33,578	10,486	44,064
	$838,798	$593,237	$1,428,935	$ 778,790	$558,856	$1,334,734
Liabilities
Deposits (3), (4)	$719,933	$166,072	$886,005	$ 669,682	$166,515	$836,197
Segregated fund net liabilities	–	1,663	1,663	–	1,368	1,368
Other
Acceptances	18,091	–	18,091	15,657	5	15,662
Obligations related to securities sold short	32,668	2,401	35,069	29,725	2,522	32,247
Obligations related to assets sold under repurchase agreements and securities loaned	226,582	4	226,586	206,813	1	206,814
Derivatives (2)	97,415	1,128	98,543	88,112	2,126	90,238
Insurance claims and policy benefit liabilities	1,726	9,675	11,401	1,691	8,309	10,000
Other liabilities (4)	41,612	16,525	58,137	36,906	16,216	53,122
Subordinated debentures	1,999	7,816	9,815	103	9,028	9,131
	$1,140,026	$205,284	$1,345,310	$ 1,048,689	$206,090	$1,254,779

(1)	Cash and due from banks are assumed to be recovered within one year, except for cash balances not available for use by the Bank.
(2)	Trading securities classified as FVTPL and trading derivatives are presented as within one year as this best represents in most instances the short-term nature of our trading activities. Non-trading derivatives are presented according to the recovery or settlement of the hedging transaction.
(3)	Demand deposits of $405 billion (October 31, 2018 – $382 billion) are presented as within one year due to their being repayable on demand or at short notice on a contractual basis. In practice, these deposits relate to a broad range of individuals and customer-types which form a stable base for our operations and liquidity needs.
(4)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            209

Note 33 Parent company information

The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis.

Condensed Balance Sheets

	As at

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Assets
Cash and due from banks	$14,264	$16,398
Interest-bearing deposits with banks	22,279	20,261
Securities	118,716	111,072
Investments in bank subsidiaries and associated corporations (1)	37,234	34,547
Investments in other subsidiaries and associated corporations	73,785	69,063
Assets purchased under reverse repurchase agreements and securities borrowed	123,755	107,941
Loans, net of allowance for loan losses	526,078	494,922
Net balances due from bank subsidiaries (1)	–	4,329
Other assets	152,422	137,821
	$1,068,533	$996,354
Liabilities and shareholders’ equity
Deposits (2)	$681,509	$642,271
Net balances due to bank subsidiaries (1)	2,678	–
Net balances due to other subsidiaries	36,594	38,985
Other liabilities (2)	254,678	226,475
	975,459	907,731
Subordinated debentures	9,551	8,762
Shareholders’ equity	83,523	79,861
	$1,068,533	$996,354

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	Commencing Q4 2019, the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in deposits is presented in other liabilities. Comparative amounts have been reclassified to conform with this presentation.

Condensed Statements of Income and Comprehensive Income

	For the year ended

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Interest income (1)	$27,630	$22,578
Interest expense (2)	14,966	10,662
Net interest income	12,664	11,916
Non-interest income (2), (3)	5,569	6,119
Total revenue	18,233	18,035
Provision for credit losses	1,730	1,294
Non-interest expense	9,212	9,085
Income before income taxes	7,291	7,656
Income taxes	1,568	1,546
Net income before equity in undistributed income of subsidiaries	5,723	6,110
Equity in undistributed income of subsidiaries	7,137	6,321
Net income	$12,860	$12,431
Other comprehensive income (loss), net of taxes	(1,441)	1,532
Total comprehensive income	$11,419	$13,963

(1)	Includes dividend income from investments in subsidiaries and associated corporations of $27 million (October 31, 2018 – $12 million).
(2)	Commencing Q4 2019, the interest component of the valuation of certain deposits carried at FVTPL previously presented in trading revenue is presented in net interest income. Comparative amounts have been reclassified to conform with this presentation.
(3)	Includes a nominal share of profit (losses) from associated corporations (October 31, 2018 – $(31) million).

210            Royal Bank of Canada: Annual Report 2019             Consolidated Financial Statements

Condensed Statements of Cash Flows

	For the year ended

(Millions of Canadian dollars)	October 31 2019	October 31 2018
Cash flows from operating activities
Net income	$12,860	$12,431
Adjustments to determine net cash from operating activities:
Change in undistributed earnings of subsidiaries	(7,137)	(6,321)
Change in deposits, net of securitizations (1)	39,238	38,331
Change in loans, net of securitizations	(31,744)	(26,281)
Change in trading securities	2,350	3,730
Change in obligations related to assets sold under repurchase agreements and securities loaned	12,449	49,811
Change in assets purchased under reverse repurchase agreements and securities borrowed	(15,814)	(58,326)
Change in obligations related to securities sold short	797	2,600
Other operating activities, net (1)	(8,149)	763
Net cash from (used in) operating activities	4,850	16,738
Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,018)	603
Proceeds from sales and maturities of investment securities	37,963	30,355
Purchases of investment securities	(39,461)	(32,561)
Net acquisitions of premises and equipment and other intangibles	(1,266)	(1,173)
Change in cash invested in subsidiaries	332	93
Change in net funding provided to subsidiaries	4,616	(3,363)
Net cash from (used in) investing activities	166	(6,046)
Cash flows from financing activities
Issue of subordinated debentures	1,500	–
Repayment of subordinated debentures	(1,100)	–
Issue of common shares, net of issuance costs	105	72
Common shares purchased for cancellation	(1,030)	(1,522)
Issue of preferred shares, net of issuance costs	350	–
Redemption of preferred shares	(950)	(105)
Dividends paid	(6,025)	(5,640)
Net cash from (used in) financing activities	(7,150)	(7,195)
Net change in cash and due from banks	(2,134)	3,497
Cash and due from banks at beginning of year	16,398	12,901
Cash and due from banks at end of year	$14,264	$16,398
Supplemental disclosure of cash flow information
Amount of interest paid (1)	$14,574	$9,475
Amount of interest received	25,883	20,490
Amount of dividends received	1,694	1,414
Amount of income taxes paid	1,789	3,562

(1)	Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively, is presented in net interest income and other liabilities respectively. Comparative amounts have been reclassified to conform with this presentation.

Consolidated Financial Statements            Royal Bank of Canada: Annual Report 2019            211

Ten-year statistical review

Condensed Balance Sheets

	IFRS									CGAAP

(Millions of Canadian dollars) (1)	2019	2018	2017	2016	2015	2014	2013	2012	2011	2011	2010
Assets
Cash and due from banks	$26,310	$30,209	$28,407	$14,929	$12,452	$17,421	$15,550	$12,428	$12,428	$13,247	$8,440
Interest-bearing deposits with banks	38,345	36,471	32,662	27,851	22,690	8,399	9,039	10,246	6,460	12,181	13,254
Securities, net of applicable allowance (2)	249,004	222,866	218,379	236,093	215,508	199,148	182,710	161,602	167,022	179,558	183,519
Assets purchased under reverse repurchase agreements and securities borrowed	306,961	294,602	220,977	186,302	174,723	135,580	117,517	112,257	84,947	84,947	72,698
Loans net of allowance	618,856	576,818	542,617	521,604	472,223	435,229	408,850	378,241	347,530	296,284	273,006
Other	189,459	173,768	169,811	193,479	176,612	144,773	126,079	149,180	175,446	165,485	175,289
Total Assets	$1,428,935	$1,334,734	$1,212,853	$1,180,258	$1,074,208	$940,550	$859,745	$823,954	$793,833	$751,702	$726,206
Liabilities
Deposits (3)	$886,005	$836,197	$789,036	$757,589	$697,227	$614,100	$563,079	$512,244	$479,102	$444,181	$414,561
Other (3)	449,490	409,451	340,124	341,295	305,675	264,088	239,763	259,174	263,625	256,124	263,030
Subordinated debentures	9,815	9,131	9,265	9,762	7,362	7,859	7,443	7,615	8,749	7,749	6,681
Trust capital securities	–	–	–	–	–	–	–	–	894	–	727
Non-controlling interest in subsidiaries	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,941	2,256
Total Liabilities	$1,345,310	$1,254,779	$1,138,425	$1,108,646	$1,010,264	$886,047	$810,285	$779,033	$752,370	$709,995	$687,255
Equity attributable to shareholders	83,523	79,861	73,829	71,017	62,146	52,690	47,665	43,160	39,702	41,707	38,951
Non-controlling interest	102	94	599	595	1,798	1,813	1,795	1,761	1,761	n.a.	n.a.
Total equity	83,625	79,955	74,428	71,612	63,944	54,503	49,460	44,921	41,463	41,707	38,951
Total liabilities and equity	$1,428,935	$1,334,734	$1,212,853	$1,180,258	$1,074,208	$940,550	$859,745	$823,954	$793,833	$751,702	$726,206
Condensed Income Statements
	IFRS									CGAAP

(Millions of Canadian dollars) (1)	2019	2018	2017	2016	2015	2014	2013	2012	2011	2011	2010
Net interest income (3)	$19,749	$17,952	$16,926	$16,531	$14,771	$14,116	$13,249	$12,439	11,357	$10,600	$10,338
Non-interest income (3), (4)	26,253	24,624	23,743	22,264	20,932	19,992	17,433	16,708	16,281	16,830	15,744
Total revenue (4)	46,002	42,576	40,669	38,795	35,703	34,108	30,682	29,147	27,638	27,430	26,082
Provision for credit losses (5)	1,864	1,307	1,150	1,546	1,097	1,164	1,237	1,299	1,133	975	1,240
Insurance policyholder benefits, claims and acquisition expense	4,085	2,676	3,053	3,424	2,963	3,573	2,784	3,621	3,358	3,360	3,546
Non-interest expense (4)	24,139	22,833	21,794	20,526	19,020	17,661	16,214	14,641	14,167	14,453	13,469
Non-controlling interest	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	104	99
Net income from continuing operations	12,871	12,431	11,469	10,458	10,026	9,004	8,342	7,558	6,970	6,650	5,732
Net loss from discontinued operations	–	–	–	–	–	–	–	(51)	(526)	(1,798)	(509)
Net income	$12,871	$12,431	$11,469	$10,458	$10,026	$9,004	$8,342	$7,507	6,444	$4,852	$5,223
Other Statistics – reported
	IFRS									CGAAP

(Millions of Canadian dollars, except percentages and per share amounts) (1)	2019	2018	2017	2016	2015	2014	2013	2012	2011	2011	2010
PROFITABILITY MEASURES (6)
Earnings per shares –basic	$8.78	$8.39	$7.59	$6.80	$6.75	$6.03	$5.53	$4.96	$4.25	$3.21	$3.49
–diluted	$8.75	$8.36	$7.56	$6.78	$6.73	$6.00	$5.49	$4.91	$4.19	$3.19	$3.46
Return on common equity (7), (8)	16.8%	17.6%	17.0%	16.3%	18.6%	19.0%	19.7%	19.6%	18.7%	12.9%	14.9%
Return on risk-weighted assets (9)	2.52%	2.55%	2.49%	2.34%	2.45%	2.52%	2.67%	2.70%	2.44%	1.87%	2.03%
Efficiency ratio (4)	52.5%	53.6%	53.6%	52.9%	53.3%	51.8%	52.8%	50.2%	51.3%	52.7%	51.6%
KEY RATIOS
PCL on impaired loans as a % of average net loans and acceptances (10)	0.27%	0.20%	0.21%	0.28%	0.24%	0.27%	0.31%	0.35%	0.33%	0.34%	0.45%
Net interest margin (average earning assets, net) (3), (7)	1.61%	1.64%	1.69%	1.70%	1.71%	1.86%	1.88%	1.97%	1.86%	1.84%	1.99%
SHARE INFORMATION
Common shares outstanding (000s) – end of period	1,430,096	1,438,794	1,452,535	1,484,235	1,443,955	1,443,125	1,441,722	1,445,846	1,438,522	1,438,522	1,423,203
Dividends declared per common share	$4.07	$3.77	$3.48	$3.24	$3.08	$2.84	$2.53	$2.28	$2.08	$2.08	$2.00
Dividend yield (11)	4.1%	3.7%	3.8%	4.3%	4.1%	3.8%	4.0%	4.5%	3.9%	3.9%	3.6%
Dividend payout ratio	46%	45%	46%	48%	46%	47%	46%	46%	45%	47%	52%
Book value per share	$54.41	$51.12	$46.41	$43.32	$39.51	$33.69	$29.87	$26.52	$24.25	$25.65	$23.99
Common share price (RY on TSX) (12)	$106.24	$95.92	$100.87	$83.80	$74.77	$80.01	$70.02	$56.94	$48.62	$48.62	$54.39
Market capitalization (TSX) (12)	151,933	138,009	146,554	124,476	107,925	115,393	100,903	82,296	69,934	69,934	77,502
Market price to book value	1.95	1.88	2.17	1.93	1.89	2.38	2.34	2.15	2.00	1.90	2.27
CAPITAL MEASURES – CONSOLIDATED (13)
Common Equity Tier 1 capital ratio	12.1%	11.5%	10.9%	10.8%	10.6%	9.9%	9.6%	n.a.	n.a.	n.a.	n.a.
Tier 1 capital ratio	13.2%	12.8%	12.3%	12.3%	12.2%	11.4%	11.7%	13.1%	n.a.	13.3%	13.0%
Total capital ratio	15.2%	14.6%	14.2%	14.4%	14.0%	13.4%	14.0%	15.1%	n.a.	15.3%	14.4%
Leverage Ratio	4.3%	4.4%	4.4%	4.4%	4.3%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

(1)	Effective November 1, 2018, we adopted IFRS 15 Revenue from Contracts with Customers. Results from periods prior to November 1, 2018 are reported in accordance with IAS 18 Revenue in this 2019 Annual Report. Effective November 1, 2017, we adopted IFRS 9 Financial Instruments (IFRS 9). Results from periods prior to November 1, 2017 are reported in accordance with IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) in this 2019 Annual Report.
(2)	Securities are comprised of trading and investment securities. Under IFRS 9, investment securities represent debt and equity securities at FVOCI and debt securities at amortized cost, net of the applicable allowance. Under IAS 39, investment securities represented available-for-sale securities and held-to-maturity securities.
(3)	Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively are presented in net interest income and other liabilities respectively. As at November 1, 2016, comparative amounts have been reclassified to conform with this presentation.
(4)	Effective Q4 2017, service fees and other costs incurred in association with certain commissions and fees earned are presented on a gross basis in non-interest expense. As at November 1, 2014, comparative amounts have been reclassified to conform with this presentation.
(5)	Under IFRS 9, PCL relates primarily to loans, acceptances, and commitments, and also applies to all financial assets except for those classified or designated as FVTPL and equity securities designated as FVOCI. Prior to the adoption of IFRS 9, PCL related only to loans, acceptances, and commitments. PCL on loans, acceptances, and commitments is comprised of PCL on impaired loans (Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39) and PCL on performing loans (Stage 1 and Stage 2 PCL under IFRS 9 and PCL on loans not yet identified as impaired under IAS 39).
(6)	Ratios for 2010-2012 represent continuing operations.
(7)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes Average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.
(8)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of the MD&A.
(9)	Return on risk-weighted assets (RWA) for fiscal 2011 is based on RWA reported under Canadian Generally Accepted Accounting Policies (CGAAP) and Income reported under IFRS.
(10)	PCL on impaired loans represents Stage 3 PCL under IFRS 9 and PCL on impaired loans under IAS 39. Stage 3 PCL under IFRS 9 is comprised of lifetime credit losses of credit-impaired loans, acceptances and commitments.
(11)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(12)	Based on TSX closing market price at period-end.
(13)	Effective 2013, we calculated the capital and leverage ratios using the Basel III framework unless otherwise stated. 2010-2012 capital and leverage ratios were calculated using the Basel II framework. Capital and leverage ratios for 2011 were determined under CGAAP and Basel II framework.

212            Royal Bank of Canada: Annual Report 2019             Ten-year statistical review

Glossary

Acceptances

A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Allowance for credit losses (ACL)

The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers’ liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.

Asset-backed securities (ABS)

Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.

Assets under administration (AUA)

Assets administered by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)

Assets managed by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.

Attributed capital

Attributed capital is based on the Basel III regulatory capital requirements and economic capital.

Auction rate securities (ARS)

Debt securities whose interest rates are regularly reset through an auction process.

Average earning assets

Average earning assets include interest-bearing deposits with other banks including certain components of cash and due from banks, securities, assets purchased under reverse repurchase agreements and securities borrowed, loans, and excludes segregated fund net assets and other assets. The averages are based on the daily balances for the period.

Basis point (bp)

One one-hundredth of a percentage point (.01%).

Collateral

Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.

Collateralized debt obligation (CDO)

Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.

Commercial mortgage-backed securities (CMBS)

Securities created through the securitization of commercial mortgages.

Commitments to extend credit

Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Common Equity Tier 1 (CET1) capital

A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items.

Common Equity Tier 1 capital ratio

A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets.

Covered bonds

Full recourse on-balance sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.

Credit default swaps (CDS)

A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).

Derivative

A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.

Dividend payout ratio

Common dividends as a percentage of net income available to common shareholders.

Earnings per share (EPS), basic

Calculated as net income available to common shareholders divided by the average number of shares outstanding.

Earnings per share (EPS), diluted

Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.

Expected credit losses

The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.

Fair value

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Funding Valuation Adjustment

Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.

Guarantees and standby letters of credit

These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Hedge

A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

Hedge funds

A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.

High-quality liquid assets (HQLA)

Assets are considered to be HQLA if they can be easily and immediately converted into cash at little or no loss of value during a time of stress.

Homeline products

This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.

International Financial Reporting Standards (IFRS)

IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.

Impaired loans

Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

Leverage Ratio

A Basel III regulatory measure, the ratio divides Tier 1 capital by the sum of total assets plus specified off-balance sheet items.

Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio is a Basel III metric that measures the sufficiency of HQLA available to meet net short-term financial obligations over a thirty day period in an acute stress scenario.

Glossary             Royal Bank of Canada: Annual Report 2019            213

Loan-to-value (LTV) ratio

Calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.

Master netting agreement

An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Net interest income

The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (on average earning assets)

Calculated as net interest income divided by average earning assets.

Normal course issuer bid (NCIB)

A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.

Notional amount

The contract amount used as a reference point to calculate payments for derivatives.

Off-balance sheet financial instruments

A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, note issuances and revolving underwriting facilities, securities lending indemnifications and indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI)

The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Operating leverage

The difference between our revenue growth rate and non-interest expense growth rate.

Options

A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Provision for credit losses (PCL)

The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.

Repurchase agreements

These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Return on common equity (ROE)

Net income available to common shareholders, expressed as a percentage of average common equity.

Reverse repurchase agreements

These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.

Risk-weighted assets (RWA)

Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on and off-balance sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by guidelines issued by OSFI. For more details, refer to the Capital management section.

Securities lending

Transactions in which the owner of a security agrees to lend it under the terms of a prearranged contract to a borrower for a fee. The borrower must collateralize the security loan at all times. An intermediary such as a bank often acts as agent for the owner of the security. There are two types of securities lending arrangements: lending with and without credit or market risk indemnification. In securities lending without indemnification, the bank bears no risk of loss. For transactions in which the bank provides an indemnification, it bears the risk of loss if the borrower defaults and the value of the collateral declines concurrently.

Securities sold short

A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization

The process by which various financial assets are packaged into newly issued securities backed by these assets.

Structured entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.

Standardized Approach

Risk weights prescribed by OSFI are used to calculate risk-weighted assets for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of S&P, Moody’s, Fitch and DBRS are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI. For our Business and Retail exposures, we use the standard risk weights prescribed by OSFI.

Taxable equivalent basis (teb)

Income from certain specified tax advantaged sources (eligible Canadian taxable corporate dividends) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.

Tier 1 capital

Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, innovative instruments and non-controlling interests in subsidiaries Tier 1 instruments.

Tier 2 capital

Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries’ Tier 2 instruments.

Total capital and total capital ratio

Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated by dividing total capital by risk-weighted assets.

Tranche

A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.

Unattributed capital

Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.

Value-at-Risk (VaR)

A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices.

214             Royal Bank of Canada: Annual Report 2019             Glossary

Principal subsidiaries

(Millions of Canadian dollars)		As at October 31, 2019
Principal subsidiaries (1)	Principal office address (2)	Carrying value of voting shares owned by the Bank (3)
Royal Bank Holding Inc.	Toronto, Ontario, Canada	$65,288
RBC Insurance Holdings Inc.	Mississauga, Ontario, Canada
RBC Life Insurance Company	Mississauga, Ontario, Canada
R.B.C. Holdings (Bahamas) Limited	Nassau, New Providence, Bahamas
RBC Caribbean Investments Limited	George Town, Grand Cayman, Cayman Islands
Royal Bank of Canada Insurance Company Ltd.	St. Michael, Barbados
Investment Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
RBC (Barbados) Funding Ltd.	St. Michael, Barbados
Capital Funding Alberta Limited	Calgary, Alberta, Canada
RBC Global Asset Management Inc.	Toronto, Ontario, Canada
RBC Investor Services Trust	Toronto, Ontario, Canada
RBC Investor Services Bank S.A.	Esch-sur-Alzette, Luxembourg
RBC (Barbados) Trading Bank Corporation	St. James, Barbados
RBC US Group Holdings LLC (2)	Toronto, Ontario, Canada	22,329
RBC USA Holdco Corporation (2)	New York, New York, U.S.
RBC Capital Markets, LLC (2)	New York, New York, U.S.
City National Bank	Los Angeles, California, U.S.
RBC Dominion Securities Limited	Toronto, Ontario, Canada	10,068
RBC Dominion Securities Inc.	Toronto, Ontario, Canada
RBC Finance S.à r.l./B.V. (2)	Amsterdam, Netherlands	2,907
RBC Holdings (Luxembourg) S.A R.L.	Luxembourg, Luxembourg
RBC Holdings (Channel Islands) Limited	Jersey, Channel Islands
Royal Bank of Canada (Channel Islands) Limited	Guernsey, Channel Islands
RBC Europe Limited	London, England	2,570
Royal Bank Mortgage Corporation	Toronto, Ontario, Canada	1,321
The Royal Trust Company	Montreal, Quebec, Canada	858
Royal Trust Corporation of Canada	Toronto, Ontario, Canada	298

(1)	The Bank directly or indirectly controls each subsidiary.
(2)	Each subsidiary is incorporated or organized under the law of the state or country in which the principal office is situated, except for RBC US Group Holdings LLC and RBC USA Holdco Corporation which are incorporated under the laws of the State of Delaware, U.S., RBC Capital Markets, LLC, which is organized under the laws of the State of Minnesota, U.S., and RBC Finance S.à r.l. / B.V. which is a company incorporated in the Netherlands with its official seat in Amsterdam, the Netherlands, and place of effective management, central administration, and principal establishment in Luxembourg, Grand Duchy of Luxembourg.
(3)	The carrying value of voting shares is stated as the Bank’s equity in such investments.

Principal subsidiaries             Royal Bank of Canada: Annual Report 2019            215

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust

Company of Canada

1500 Robert-Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com/rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on the TSX with the exception of the series C-2. The related depository shares of the series C-2 preferred shares are listed on the NYSE.

Valuation day price

For Canadian income tax purposes, Royal Bank of Canada’s common stock was quoted at $29.52 per share on the Valuation Day (December 22, 1971). This is equivalent to $7.38 per share after adjusting for the two-for-one stock split of March 1981 and the two-for- one stock split of February 1990. The one-for-one stock dividends in October 2000 and April 2006 did not affect the Valuation Day amount for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

For other shareholder inquiries,

please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by RBC to Canadian residents on both its common and preferred shares, are designated as “eligible dividends”, unless stated otherwise.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB) which allows us to repurchase for cancellation, up to 20 million common shares during the period spanning from March 1, 2019 to February 29, 2020, when the bid expires, or such earlier date as we may complete the purchases pursuant to our Notice of Intention filed with the Toronto Stock Exchange.

We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada.

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2020 Quarterly earnings release dates

	First quarter	February 21
	Second quarter	May 27
	Third quarter	August 26
	Fourth quarter	December 2

2020 Annual Meeting

The Annual Meeting of Common Shareholders will be held on Wednesday, April 8, 2020, at 9:30 a.m. (Eastern Time) at the Metro Toronto Convention Centre,

255 Front Street West, Toronto,

Ontario, Canada

Dividend dates for 2020 Subject to approval by the Board of Directors
	Record dates	Payment dates
Common and preferred shares series W, AA, AC, AE, AF, AG, AZ, BB, BD, BF, BH, BI, BJ, BK, BM and BO	January 27 April 23 July 27 October 26	February 24 May 22 August 24 November 24
Preferred shares series C-2 (US$)	January 28 April 27 July 28 October 27	February 7 May 7 August 7 November 6

Governance

Summaries of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards are available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CAPITAL MARKETS, RBC CAPITAL TRUST, RBC ELEMENTS, RBC FUTURE LAUNCH, RBC GLOBAL ASSET MANAGEMENT, RBC INSURANCE, RBC REWARDS, RBC WEALTH MANAGEMENT, MYADVISOR, NOMI FIND & SAVE, RBC UPSKILL, RBC CAREER LAUNCH, INVESTEASE and RBC ONE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report which are not the property of Royal Bank of Canada, are owned by their respective holders.

216             Royal Bank of Canada: Annual Report 2019             Shareholder information

81104 (12/2019)